As filed with the Securities and Exchange Commission on August __, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GERMAN AMERICAN BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Indiana	6022	35-1547518
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

711 Main Street, Box 810
Jasper, Indiana 47547-0810
(812) 482-1314

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Mark A. Schroeder
Chairman and Chief Executive Officer
German American Bancorp, Inc.
711 Main Street, Box 810
Jasper, Indiana 47547-0810
Tel: (812) 482-1314 Fax: (812) 482-0745

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

With copies to:

Mark B. Barnes Mark Barnes Law PC 5717 Fall Creek Road Indianapolis, Indiana 46220 Tel: (317) 757-5570	Thomas M. Maxwell, Esq. Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, Indiana 46204 Tel: (317) 231-7796 Fax (317) 231-7796

 Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is (check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Shares, no par value	614,186 shares	N/A	$13,543,646	$1,847.36

(1)	Represents the maximum number of common shares of German American Bancorp, Inc. (NASDAQ: GABC) estimated to be issuable upon the completion of the merger of United Commerce Bancorp (OTCBB: UCBN) with and into German American as of August 13, 2013, based on the product of multiplying (A) 1,003,223 shares of UCBN, representing the sum of the number of such shares then outstanding plus the number of unissued UCBN shares then reserved for issuance upon the exercise of outstanding stock options, less the number UCBN outstanding shares already owned by German American, by (B) 0.6667 shares, representing the high end of the range of the variable exchange ratio specified by the merger agreement. Pursuant to Rule 416 under the Securities Act, this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	Pursuant to Rule 457(c) and 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (A) the aggregate value as of August 13, 2013 of the estimated maximum number of shares of United Commerce Bancorp to be received by the Registrant in the merger (1,003,233 shares), multiplied by (B) $13.50, representing the difference between $15.25, the closing price on the Over-the-Counter Bulletin Board of UCBN on that date, and the $1.75 stated amount of cash to be paid for or in respect of each of such shares as part of the merger agreement.

(3)	Calculated in accordance with Section 6(b) of the Securities Act and SEC Fee Advisory #1 for Fiscal Year 2013 (at a rate equal to 0.00013640 multiplied by the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act or until the registration statement becomes effective on the date the Commission, acting under Section 8(a), determines.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED AUGUST 19, 2013, SUBJECT TO COMPLETION

Information contained herein is subject to completion or amendment. A registration statement relating to the common shares of German American Bancorp, Inc. to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Dear Shareholder of United Commerce Bancorp:

United Commerce Bancorp (which we refer to as “UCBN”) proposes to merge with and into German American Bancorp, Inc. (which we refer to as “German American”). At the effective time of the proposed merger, each outstanding share of UCBN’s common stock (other than shares then held of record by German American or by shareholders who perfect and do not withdraw their dissenters’ rights under Indiana law) would be converted into the right to receive:

•	0.5456 to 0.6667 shares (with the exact number to be fixed at closing based on German American’s pre-closing market price) of German American common stock (or cash in lieu of fractional share interests), plus

•	a cash payment of $1.75 (subject to reduction to the extent that UCBN’s consolidated common shareholders’ equity is not at least equal to a certain level at the time of closing).

Had this proposed merger become effective on ___ (the date of this proxy statement/prospectus) you would have received 0.________ shares of German American valued (on the basis of the NASDAQ Official Closing Price of German American’s shares on the prior trading day) at $____ per UCBN share, plus a cash payment of $1.___, for total equivalent merger consideration of $_________ per UCBN share.

UCBN will hold a special meeting of its shareholders to vote on the merger proposal at _________, located at ___________, Bloomington, Indiana, on – September 27, 2013, at _____, _.m., local time. Your vote is important, because your failure to vote will have the same effect as your voting against the merger proposal. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in the attached proxy statement/prospectus.

UCBN’s board of directors recommends that you vote “FOR” the merger .

This proxy statement/prospectus describes the special meeting, the merger proposal, the German American shares to be issued in the merger, the manner of calculation of the number of German American shares to be issued and the amount of cash to be paid for each UCBN common share in the merger, and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 12, for a discussion of the risks relating to the merger proposal and the German American common shares. Information about German American is included in this document and its annexes, including the annexes that comprise the separately-bound SEC Reports Annex. You also can obtain information about German American from documents that it has filed with the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION,” on page 64.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The common shares of German American are traded on the NASDAQ Global Select Market under the symbol “GABC,” and the common shares of UCBN are quoted by brokers on the Over-the-Counter Bulletin Board under the symbol “UCBN.”

All information in this proxy statement/prospectus concerning German American and its subsidiaries has been furnished by German American, and all information in this proxy statement/prospectus concerning UCBN has been furnished by UCBN.

You should rely only on the information contained in this proxy statement/prospectus to vote on the proposals to UCBN’s shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

This proxy statement/prospectus is dated ______, 2013. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of German American shares as contemplated by the merger agreement shall create any implication to the contrary.

The date of this Proxy Statement/Prospectus is        , 2013

UNITED COMMERCE BANCORP

Notice of Special Meeting of Shareholders to be held September 27, 2013

A special meeting of shareholders of United Commerce Bancorp, an Indiana corporation (“UCBN”), will be held at ____, local time, on September 27, 2013 at       , located at       . Any adjournments or postponements of the special meeting will be held at the same location unless otherwise announced at the conclusion of the adjourned or postponed meeting session.

At the special meeting, you will be asked:

1.            to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of July 23, 2013 (which we refer to as “the merger agreement”), which has been entered into by and among UCBN, German American Bancorp, Inc., United Commerce Bank, and German American Bancorp (including the related plan of merger in the form that is attached to the merger agreement), and thereby to approve the transactions contemplated by the merger agreement, including the merger of UCBN into German American Bancorp, Inc.;

2.           to approve one or more adjournments of the special meeting (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies in favor of the merger agreement and the proposed merger; and

3.           to transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail, and includes a copy of the merger agreement (which includes the plan of merger) as an exhibit. We urge you to read these materials carefully. The proxy statement/prospectus (and such exhibit) forms a part of this notice.

The board of directors of UCBN recommends that UCBN shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to approve adjournments.

The board of directors of UCBN has fixed the close of business on August 22, 2013 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

You are entitled to assert dissenters’ rights as set forth in Sections 23-1-44-1 through 23-1-44-20 of the Indiana Business Corporation Law, a copy of which is included as Annex C to the accompanying proxy statement/prospectus. For a discussion of the procedures to follow in asserting those dissenters’ rights, please refer to the section entitled “RIGHTS OF DISSENTING SHAREHOLDERS” in the attached proxy statement/prospectus.

To ensure your representation at the special meeting, please follow the voting procedures described in the accompanying proxy statement/prospectus. This will not prevent you from voting in person. Your proxy may be revoked at any time before it is voted.

By Order of the Board of Directors

Don A. Adams, Secretary
Bloomington, Indiana
, 2013

QUESTIONS AND ANSWERS	1
SUMMARY	4
RISK FACTORS	12
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	14
INFORMATION ABOUT GERMAN AMERICAN AND UCBN	15
THE MERGER	19
THE MERGER AGREEMENT	37
THE SPECIAL MEETING	47
OTHER IMPORTANT INFORMATION REGARDING UCBN	50
COMPARISON OF RIGHTS OF UCBN SHAREHOLDERS AND GABC SHAREHOLDERS	53
RIGHTS OF DISSENTING SHAREHOLDERS	59
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	61
LEGAL MATTERS	64
EXPERTS	64
SHAREHOLDER PROPOSALS	64
WHERE YOU CAN FIND MORE INFORMATION	64
WHAT INFORMATION YOU SHOULD RELY UPON	65

Annex A — Agreement and Plan of Reorganization
Annex B — Opinion of Renninger & Associates, LLC
Annex C – Chapter 44 of Indiana Business Corporation Law
Annex D – Annual Report on Form 10-K of German American Bancorp, Inc., for the Fiscal Year Ended December 31, 2012	*
Annex E – Quarterly Report on Form 10-Q of German American Bancorp, Inc., for the Quarter Ended June 30, 2013	*
Annex F – Proxy Statement of German American Bancorp, Inc., for its Annual Meeting of Shareholders Held May 16, 2013	*

* in the separately-bound SEC Reports Annex to this proxy statement/prospectus

QUESTIONS AND ANSWERS

The following questions and answers are intended to address some commonly-asked questions regarding the proposed merger and the special meeting. These questions and answers may not address all the questions that may be important to you as one of UCBN’s shareholders. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes to this proxy statement/ prospectus.

Q:  What am I being asked to vote on? What is the proposed transaction?

A:  You are being asked to vote in favor of approving a merger agreement (including a plan of merger) between United Commerce Bancorp (which we refer to as “UCBN”) and German American Bancorp, Inc. (which we refer to as “German American”), and approving the transactions contemplated by the merger agreement, including the merger of UCBN with and into German American. We refer to this proposal as the “merger agreement proposal.” As a result of the merger contemplated by the merger agreement proposal, UCBN will cease to exist and UCBN’s bank subsidiary, United Commerce Bank (which we refer to as “United Commerce”), will merge into German American’s bank subsidiary (which is named German American Bancorp).

You are also being asked to approve one or more adjournments of the special meeting that will be convened to consider approving the merger agreement proposal (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies in favor of the merger agreement proposal, which we refer to as the “adjournment proposal.”

Q:  What will I be entitled to receive in the merger?

A:  If the merger is completed, and you continue through the effective time of the merger to hold your UCBN shares (and do not exercise your statutory dissenters rights), you will be entitled to receive for (or in respect of) each of your UCBN shares both:

•	0.5456 to 0.6667 shares (with the exact number to be fixed at closing based on German American’s pre-closing market price) of German American common stock (or cash in lieu of fractional share interests), plus

•	a cash payment of $1.75 (subject to reduction to the extent that UCBN’s consolidated common shareholder’s equity is not at least equal to a certain level at the time of closing).

Q:  Am I entitled to “dissenters’ rights” (sometimes also called “appraisal rights”)?

A:  Yes. Indiana law provides you with dissenters’ rights in the merger. This means that, if you exactly comply with certain legal requirements specified by law, you will be entitled to receive payment in cash of the “fair value” (as determined by a court in accordance with Indiana law) of your shares, excluding any appreciation in value that results from the merger. To exercise your dissenters’ rights you must deliver written notice of your intent to demand payment for your shares to UCBN at or before the special meeting of our shareholders and you must not vote in favor of the merger. Notices should be addressed to Corporate Secretary, United Commerce Bancorp, 211 South College Avenue, Bloomington, Indiana 47404. Your failure to follow exactly the procedures specified under Indiana law will result in the loss of your dissenters’ rights. A copy of the dissenters’ rights provisions of Indiana law is provided as Annex C to this document. See “RIGHTS OF DISSENTING SHAREHOLDERS” on page 59.

Q:  Why do UCBN and German American want to merge?

A:  UCBN believes that the proposed merger will provide UCBN shareholders with substantial benefits, and German American believes that the merger will further its strategic growth plans. As a larger company, German American can provide the capital and resources that UCBN needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “THE MERGER — Reasons for the Merger — German American” on page 24 and “THE MERGER — Reasons for the Merger — UCBN” on page 22.

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Q:  What vote is required to adopt the two proposals at the special meeting?

A:  Holders of a majority of the issued and outstanding shares of UCBN common stock (determined on the record of our shareholders as of August 22, 2013, the record date for the meeting) must vote in favor of the proposal to approve the merger agreement. Abstentions and broker non-votes will have the same effect as shares voted against the merger agreement proposal.

Approval of the adjournment proposal will require the affirmative vote of a majority of the voting power of the shares of UCBN that are present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal. Abstentions will have the same effect as shares voted against the adjournment proposal, and broker non-votes will not affect whether the adjournment proposal is approved.

Q:  Have any UCBN shareholders already committed to vote in favor of the merger proposal?

A:  As of the record date, German American beneficially owned 44,100 shares (4.6% of our shares then issued and outstanding) and therefore may be expected to vote for the merger proposal.

Q:  How many shares do UCBN’s directors and executive officers control?

A:  UCBN’s directors and executive officers (in the aggregate) had the sole or shared right to vote approximately 209,229 of the outstanding UCBN shares, or approximately 21.7% of UCBN’s shares then outstanding, as of the record date for the special meeting. See “OTHER IMPORTANT INFORMATION REGARDING UCBN— Director and Executive Officer Beneficial Ownership” on page 52.

Q:  When and where is the UCBN special meeting?

A:  The special meeting of UCBN shareholders is scheduled to take place at _________, located at ______________, Bloomington, Indiana, at ____, _.m., local time, on September 27, 2013.

Q:  Who is entitled to vote at the UCBN special meeting?

A:  Holders of shares of UCBN common stock at the close of business on August 22, 2013, which is the record date, are entitled to vote on the proposal to approve the merger agreement. As of the record date, 965,333 shares of UCBN common stock were outstanding and entitled to vote.

Q:  If I plan to attend the UCBN special meeting in person, should I still grant my proxy?

A:  Yes. Whether or not you plan to attend the UCBN special meeting, you should grant your proxy as described in this proxy statement/prospectus. The failure of a UCBN shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” approval of the merger agreement .

Q:  What is the recommendation of the UCBN board of directors?

A:  The UCBN board of directors has determined that the merger agreement (including the plan of merger attached as Appendix A to that agreement) and the merger contemplated by the merger agreement (and plan of merger) are advisable, fair to, and in the best interests of, UCBN and its shareholders. Therefore, the UCBN board of directors recommends that you vote “FOR” the proposal to approve the merger agreement, and also that you vote “FOR” the adjournment proposal.

Q:  What do I need to do now to vote my shares of UCBN?

After you have carefully read and considered the information contained in this proxy statement/ prospectus, please vote by completing, signing, dating and returning the proxy card or voting form that accompanies this proxy statement/prospectus in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:  If my shares are held in “street name” by my broker, will they automatically vote my shares for me?

A:  No. Your broker will not be able to vote your shares of UCBN common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct your broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to adopt the merger agreement, your shares will not be voted, and this will have the effect of voting against the adoption of the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

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Q:  May I change or revoke my vote after submitting a proxy?

A:  Yes. If you have not voted through your broker, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of UCBN, which must be filed with the Corporate Secretary by the time the special meeting begins;

•	submitting a new proxy card (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked.

However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:  What are the material U.S. federal income tax consequences of the merger to me?

A:  German American and UCBN expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

•	UCBN shareholders generally will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and

•	UCBN shareholders will not recognize gain (or loss) as a result of receiving shares of German American common stock in the merger.

To review the tax consequences of the merger to UCBN shareholders in greater detail, please see the section “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 61.

Q:  When is the merger expected to be completed?

A:  We will try to complete the merger as soon as possible. Before that happens, the merger agreement (including the plan of merger) must be approved by UCBN’s shareholders and we must obtain the necessary regulatory approvals. Assuming shareholders vote at least a majority of the issued and outstanding shares of UCBN in favor of the merger agreement at the scheduled shareholders meeting (without the need for any adjournment) and we obtain the other necessary approvals in a timely fashion, we hope to close the merger on September 30, 2013. Upon closing of the merger as hoped on September 30, 2013, German American would file the necessary documents with the appropriate offices of the State of Indiana to cause the mergers to become effective. Those documents would specify an “effective time” of the merger of 12:01 a.m. Bloomington (Indiana) time on October 1, 2013.

Q:  Is completion of the merger subject to any conditions besides shareholder approval?

A:  Yes. The transaction must receive the required regulatory approvals, UCBN’s consolidated shareholders equity at closing must be at or above a certain level, and there are other customary closing conditions that must be satisfied (or waived, if applicable). To review the conditions of the merger in more detail, see “THE MERGER AGREEMENT — Conditions to Completion of the Merger” on page 44.

Q:  Should I send in my stock certificates now?

A:  No. You SHOULD NOT send in any stock certificates now. If the merger is approved and completed, an election form transmittal materials, with instructions for their completion, will be provided to all shareholders of UCBN under separate cover and only then should the stock certificates be sent.

Q:  Who can answer my other questions?

A:  If you have more questions about the merger, or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Thomas G. Risen, President and Chief Executive Officer of UCBN, at (812) 336-2265.

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SUMMARY

The following summary, together with the section of the proxy statement/prospectus entitled “Questions and Answers,” highlight selected information contained in this proxy statement/prospectus. It may not contain all of the information that might be important in your consideration of the merger agreement and the proposed merger. We encourage you to read carefully this proxy statement/prospectus (including in the documents that are annexed to this document and listed in the Table of Contents) in their entirety before voting. See “Where You Can Find More Information.”

In this proxy statement/prospectus, the term “UCBN” refers to United Commerce Bancorp, the term “German American” refers to German American Bancorp, Inc., the terms “we” or “us” or “our” refer to UCBN and German American, the term “merger agreement” refers to that certain Agreement and Plan of Reorganization, dated as of July 23, 2013, as it may be amended from time to time, among German American, UCBN, and their banking subsidiaries, a copy of which is attached as Annex A to this proxy statement/prospectus, the term “merger” refers to the merger of UCBN with and into German American pursuant to the merger agreement, and the term “shares” refers to the shares of common stock of German American or UCBN (as applicable in context). Where appropriate, we have set forth a section and page reference directing you to a more complete description of the topics described in this summary.

Information about the Companies

German American Bancorp, Inc. (page 15)

711 Main Street, Box 810
Jasper, Indiana 47547-0810
(812) 482-1314

German American, an Indiana corporation, is a financial services holding company based in Jasper, Indiana. German American (through its bank subsidiary) operates 35 banking offices (including two branches in Bloomington, Indiana) in thirteen Southern Indiana counties. German American indirectly owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) that operates from German American’s banking offices and a full line property and casualty insurance agency (German American Insurance, Inc.) with eight insurance agency offices throughout German American’s market area. As of June 30, 2013, German American had total deposits of approximately $1.6 billion, total loans of approximately $1.2 billion, total assets of approximately $2.0 billion and total shareholders’ equity of approximately $182 million.

United Commerce Bancorp (page 18)

211 South College Avenue
Bloomington, Indiana 47404
(812) 336-2265

UCBN, an Indiana corporation, is a bank holding company headquartered in Bloomington, Indiana. Its wholly owned subsidiary, United Commerce Bank, provides a full range of commercial and consumer banking services in the Bloomington, Indiana, area, from two banking offices located downtown and on the east side of the city. At June 30, 2013, UCBN reported total deposits of approximately $113 million, total loans of approximately $87 million, total assets of approximately $128 million, and total shareholders’ equity of approximately $14 million.

The Merger and the Merger Agreement (pages 19 and 37)

UCBN’s merger into German American is governed by the merger agreement, and the related plan of merger that is Appendix A to the merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, UCBN will be merged with and into German American with German American surviving the merger and UCBN ceasing to exist. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/ prospectus.

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What UCBN Shareholders Will Receive as a Result of the Merger (page 39)

If the merger is completed, each share of UCBN common stock that you own of record immediately before the effective time of the merger will be converted (pursuant to the terms of the merger and effective as of its effective time) into the right to receive 0.5456 to 0.6667 shares (with the exact number to be fixed at closing based on German American’s pre-closing market price) of German American common stock (or cash in lieu of fractional share interests), plus a cash payment of $1.75 (subject to reduction to the extent that UCBN’s consolidated common shareholders’ equity is not at least equal to a certain level at the time of closing). If the merger had closed on the date of this proxy statement/prospectus, then the exchange ratio would have been fixed at 0.__ shares of German American common stock for each UCBN share, and the cash payment would have been $__ per share.

Board of Directors of German American (and its Bank Subsidiary) Following Completion of the Merger (page 17; Annex F)

The board of directors of German American and of its banking subsidiary will be the same as the boards of directors of such companies immediately prior to the effective time of the merger. Information about the current German American directors and executive officers can be found in German American’s annual report on Form 10-K for its year ended December 31, 2012, and its proxy statement for its 2013 annual meeting, each of which is included in the separately-bound SEC Reports Annex to this proxy statement/prospectus which is delivered with, is incorporated by reference into, and forms part of, this proxy statement/prospectus.

Anticipated Accounting Treatment (page 37)

The merger will be accounted for under the acquisition method of accounting. Under the acquisition method, the purchase price will be allocated to identifiable assets and assumed liabilities based on their fair values. Any excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill and intangible assets determined to have indefinite lives will not be amortized, but will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of German American determines that the value of goodwill or intangible assets has become impaired, an impairment charge will be recorded in the fiscal quarter in which such determination is made. Also, costs related to the merger will be expensed during the period in which they are incurred.

Opinion of Financial Advisor to UCBN (page 25)

In connection with the merger, the UCBN board of directors received an oral opinion, confirmed by a written opinion dated August 19, 2013, from UCBN’s financial advisor, Renninger & Associates, LLC (which we refer to as Renninger), to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the consideration to be paid to holders of UCBN’s shares in the proposed merger was fair, from a financial point of view, to those holders. The full text of Renninger’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Renninger in rendering its opinion, is attached to this document as Annex B. We encourage you to read the entire opinion carefully. The opinion of Renninger is directed to the UCBN board of directors and does not constitute a recommendation to any UCBN shareholder as to how to vote at the UCBN special meeting or any other matter relating to the proposed merger.

Recommendation of UCBN Board of Directors (page 24)

The UCBN board of directors has approved and adopted the merger agreement and the proposed merger. The UCBN board believes that the merger agreement, including the merger contemplated by the merger agreement, is advisable and fair to, and in the best interests of, UCBN and its shareholders, and therefore recommends that UCBN shareholders vote “FOR” the proposal to adopt the merger agreement and the related plan of merger. In reaching this decision, UCBN’s board of directors considered many factors, which are described in the section captioned “THE MERGER — Reasons for the Merger — UCBN” beginning on page 22.

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Regulatory Approvals (page 36)

Under the terms of the merger agreement, the merger cannot be completed until German American and UCBN and their bank subsidiaries have received the necessary regulatory approvals for the merger of UCBN and German American and the merger of the bank subsidiaries. Filings have been made with all regulatory authorities that are believed by German American and UCBN to have authority to grant such approvals, and such filings are under consideration by such authorities but have not yet been approved as of the date of this proxy statement/prospectus.

Conditions to the Merger (page 44)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the merger agreement at the special meeting by the holders of at least a majority of UCBN’s issued and outstanding shares;
•	approval of the transaction by the appropriate regulatory authorities;
•	maintenance by UCBN of a certain level of consolidated shareholders’ equity; and
•	the representations and warranties made by the parties in the merger agreement must be true in all material respects as of the closing date of the merger, except for such changes as have not had, and can not reasonably be expected to have, any effect that is material and adverse to the financial position, results of operations or business of the relevant party, taken as a whole.

Termination (page 45)

The merger agreement may be terminated by mutual consent of German American and UCBN at any time prior to the filing of the articles of merger with the Indiana Secretary of State on the date of closing of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either German American or UCBN may terminate the merger agreement prior to the filing of the articles of merger if, among other things, any of the following occur:

•	the closing of the merger has not occurred by December 31, 2013;
•	UCBN’s shareholders do not adopt the merger agreement at the special meeting by the requisite vote;
•	there is a material breach by the other party of any representation or warranty contained in the merger agreement (other than those breaches that together with other breaches arising after the date of the merger agreement, do not have a “material adverse effect” on such other party as defined by the merger agreement, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach);
•	there is a breach by the other party in any material respect of any of its covenants or agreements contained in the merger agreement, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach; or
•	in the event of certain adverse regulatory determinations.

In addition, German American may terminate the merger agreement if the number of outstanding UCBN shares held by persons exercising dissenters’ rights under Indiana law exceeds a specified amount or if UCBN’s consolidated shareholders’ equity is not maintained at a certain level.

Termination Fee (page 46)

If UCBN’s Board should withdraw its recommendation to shareholders of UCBN that they vote in favor of the merger at the special meeting following UCBN’s receipt of a proposal from another party to engage in a business combination and the merger agreement is terminated as a result of that change in recommendation, then UCBN would owe German American a termination fee of $600,000.

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Interests of Officers and Directors in the Merger That are Different From Yours (page 35)

In considering the recommendation of the board of directors of UCBN to adopt the merger agreement, you should be aware that executive officers and directors of UCBN have (or had) employment and other compensation agreements or plans that give them (or gave them) interests in connection with the merger that may be different from, or in addition to, their interests as UCBN shareholders. These current or former interests and agreements include:

•	certain pre-existing employment agreements that provide (or that provided) for severance payments and other benefits upon termination for certain reasons (i.e., by the employer without cause or by the employee with cause), including an employment agreement between United Commerce and its President and Chief Executive Officer, Thomas Risen, that (prior to any decision or commitment by either German American or UCBN to enter into the merger agreement) was mutually amended and cancelled on July 15, 2013, for which Mr. Risen received a cancellation payment from United Commerce in the amount of $310,000;
•	subject in each case to (and effective only if) the merger with German American being completed: (1) a Transition Services Agreement between German American Bancorp and Mr. Risen (which provides for certain severance benefits for Mr. Risen if certain conditions are satisfied following the merger); (2) amended employment agreements with each of David Musgrave and Charles Thompson (UCBN’s Senior Vice President and Chief Financial Officer and Senior Vice President and Cashier, respectively) (which provide for certain enhanced severance benefits if certain conditions are satisfied following the merger); and (3) a memorandum of understanding with Jerry Towle (UCBN’s Senior Vice President and Senior Loan Officer) regarding German American's assumption of Mr. Towle's existing employment agreement;
•	the accelerated vesting of all outstanding unvested stock options held by UCBN directors and executive officers and the agreement by German American to pay cash in connection with the completion of the merger in cancellation of such options (whether or not now vested) to such directors and executive officers, in amounts designed to give those executives the benefit of the indicated value of the merger transaction (in excess of the applicable exercise price) without their having to pay cash to exercise their options;
•	the fact that two of the current directors of UCBN will be appointed as compensated members of the North Region Advisory Board of German American’s bank subsidiary when the merger is completed; and
•	rights of UCBN officers and directors to indemnification and directors’ and officers’ liability insurance.

Certain Differences in Shareholder Rights (page 53)

When the merger is completed, UCBN shareholders, whose rights are governed by Indiana law and UCBN’s articles of incorporation and bylaws, will become German American shareholders and their rights will be governed by Indiana law, and by German American’s articles of incorporation and bylaws. Certain differences in the rights of UCBN shareholders in respect of their shares will result.

Dissenters’ Rights (page 59)

Subject to their having exactly complied with the applicable statutory provisions, shareholders of UCBN are entitled under certain circumstances to exercise “dissenters rights” provided by Indiana law. Shareholders who have validly exercised dissenters rights are entitled to receive cash in the amount of the court-determined “fair value” of their UCBN shares immediately prior to the effective time of the merger (excluding any appreciation in value that results from the merger), rather than the consideration to which they would have otherwise been entitled under the merger agreement, if the merger is completed. A copy of the chapter of the Indiana Business Corporation Law pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Prohibition on UCBN’s Solicitation of Other Offers and Having Discussions with Potential Acquirors (page 42)

The merger agreement prohibits UCBN from soliciting offers from any other party that might also be interested in acquiring UCBN, and from discussing a potential proposal with (including providing information to) any interested third party that might (despite the lack of any solicitation by UCBN) reach out to it with regard to such an alternative proposal to the merger with German American, except to the extent such discussions may be required under fiduciary duties applicable to the UCBN directors under Indiana law.

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Change in Recommendation (page 43)

The merger agreement contains provisions that require UCBN’s board of directors to submit the merger agreement to consideration by UCBN’s shareholders at the special meeting with a favorable recommendation of its board of directors. The merger agreement, however, provides that any or all of the members of the board may be excused from the requirement of the merger agreement to recommend the German American merger proposal if their fiduciary duties to shareholders may require that they change their recommendation in a manner that would be adverse to the interests of German American.

Termination of the Merger Agreement (page 45)

UCBN and German American may jointly agree to terminate the merger agreement at any time prior to the filing of the articles of merger with the Indiana Secretary of State with respect to the merger, even after approval by our shareholders of the merger agreement and the merger. In addition, the merger agreement may be terminated at any time prior to the filing of the articles of merger, whether before or after shareholder approval has been obtained, under circumstances as described under “The Merger Agreement —  Termination.” Generally, in the absence of a willful breach of the merger agreement by either party, each of German American and UCBN will bear its own expenses in connection with the merger proposal and will not bear any liability to the other party in the event of a termination of the agreement. UCBN would, however, be required to pay to German American a termination fee if the UCBN board of directors, following its receipt of a proposal for a business combination with any third party, were to change its recommendation that UCBN shareholders vote in favor of the merger proposal.

Dividends and Distributions (page 40)

Under the terms of the merger agreement, prior to the closing of the merger, UCBN is prohibited from declaring or paying any cash dividend or other distribution to UCBN shareholders.

Material U.S. Federal Income Tax Consequences of the Merger (page 61)

German American and UCBN expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes, as a result of the merger:

•	UCBN shareholders will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and
•	UCBN shareholders will not recognize gain (or loss) as a result of their receiving shares of German American common stock in the merger.

See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” for a summary of the material U.S. federal income tax consequences of the merger and of the material U.S. federal income tax consequences to non-U.S. holders of receiving German American shares pursuant to the merger.

Because individual circumstances may differ, each shareholder should consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans.

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Special Meeting

Date, Time and Place (page 47)

The special meeting of UCBN shareholders is scheduled to be held at ________, located at ______ in Bloomington, Indiana 47_____, at _____,_.m., local time, on September 27, 2013. At the UCBN special meeting, you will be asked to vote on a proposal to approve the merger agreement.

Record Date (page 47)

Only UCBN shareholders of record as of the close of business on August 22, 2013, are entitled to notice of, and to vote at, the UCBN special meeting and any adjournments or postponements of the UCBN special meeting. As of the close of business on the record date, there were 965,333 shares of UCBN outstanding and entitled to vote at the meeting, held by ____ holders of record.

Attending In Person (page 48)

All UCBN shareholders of record as of the record date for the special meeting may attend the special meeting. WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, please sign, date, and return the enclosed proxy card, which will indicate your vote upon the matters to be considered. If you do attend the special meeting and desire to vote in person, you may do so by withdrawing your proxy at that time.

How to Vote (page 48)

UCBN shareholders may vote their shares at the special meeting:

In Person : by attending the special meeting and voting their shares in person; or

By Mail : by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed post-prepaid envelope.

UCBN’s board of directors is asking for your proxy. Giving the UCBN board of directors your proxy means you authorize it to vote your shares at the special meeting in the manner you direct. You may vote for or against the merger proposal, abstain from voting or withhold your vote with respect to the proposal. All shares represented by a valid proxy received prior to the special meeting will be voted, and where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted “FOR” the adoption of the merger agreement (and related plan of merger) and the approval of the merger, “FOR” the adjournment proposal and as the proxy holders may determine in their discretion with respect to any other matters that may properly come before the special meeting.

The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Special Meeting and with respect to any other matters that may properly come before the special meeting. As of the date of this proxy statement/prospectus, the UCBN board of directors knows of no such amendment or variation or of any matters expected to come before the special meeting that are not referred to in the accompanying Notice of Special Meeting.

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Shareholders who hold their shares in “street name,” meaning the name of a broker, bank or trust company, or other nominee who is the record holder, must either direct the record holder of their shares to vote their shares or obtain a proxy or voting instruction from the record holder to vote their shares at the special meeting.

Changing or Revoking a Proxy (page 49)

Any proxy may be revoked by the person giving it at any time before it is voted. A proxy may be revoked by (i) filing with UCBN’s Secretary (211 South College Avenue, Bloomington, Indiana 47404) a written notice of revocation bearing a date later than the date of such proxy, (ii) submitting a subsequent proxy relating to the same shares, or (iii) attending the special meeting and voting in person. Simply attending the special meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker, bank or trust company, or other nominee who is the record holder, you must follow the instruction of your broker, bank or trust company, or other nominee to revoke a previously given proxy.

Quorum (page 47)

The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of UCBN entitled to vote on the record date will constitute a quorum for the special meeting.

Required Votes (page 48)

Holders of a majority of the issued and outstanding shares of UCBN (determined on the record of its shareholders as of August 22, 2013, the record date for the meeting) must vote in favor of the proposal to approve the merger agreement. Approval of the adjournment proposal will require the affirmative vote of a majority of the voting power of the shares of UCBN that are present in person or represented by proxy at the special meeting and entitled to vote on the adjournment proposal.

As of the record date, there were 965,333 shares of UCBN outstanding. Approval of the merger agreement (and related plan of merger) requires the affirmative vote of holders of at least 482,667 of these shares, representing a majority of the issued and outstanding shares of UCBN common stock as of the record date.

As of the record date, the directors and executive officers of UCBN (and their affiliates), as a group, were entitled to vote (or to direct the vote) (either solely or with others) of 209,229 shares of UCBN common stock, representing approximately 21.7% of the outstanding UCBN shares as of the record date. In addition, German American owned of record as of the record date approximately 4.6% of the outstanding shares of UCBN, and expects to vote those shares in favor of the merger agreement at the special meeting. No approval of the merger or merger agreement by German American’s shareholders is required.

Treatment and Effect of Abstentions and “Broker Non-Votes” (page 48)

A “broker non-vote” occurs when a broker or its nominee, that holds shares for a customer who is the beneficial owner of the shares, does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. If you are a beneficial owner of shares of UCBN held by a broker or its nominee, you must instruct your nominee how to vote. Your nominee cannot vote your shares on your behalf without your instructions.

“Broker non-votes” and the shares of UCBN as to which a shareholder abstains will be treated as being present at the special meeting for purpose of determining whether a quorum of shares is present at the special meeting. Because approval of the merger and the adoption of the merger agreement and plan of merger requires the affirmative vote of a majority of the shares of UCBN issued and outstanding as of the record date, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the adoption of the merger agreement and plan of merger and the approval of the merger.

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Cost of Solicitation of Proxies (page 49)

The cost of soliciting proxies related to the special meeting will be borne by UCBN. Some banks and trust companies and brokers have customers who beneficially own UCBN shares listed of record in the names of nominees. UCBN intends to request banks, trust companies and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of UCBN’s outstanding shares is deemed necessary, UCBN (through its directors and officers) anticipates making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, electronic and personal solicitation by officers, directors and other employees of UCBN, but no additional compensation will be paid to such individuals.

Risk Factors (page 12; Annex D)

In evaluating the merger, the merger agreement and the shares of German American to be received in connection with the merger, you should carefully read this prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Historical and Equivalent Per Share Stock Market Data

The following table shows the NASDAQ Official Closing Price per German American share and the equivalent market value of the merger consideration (German American shares plus cash) per UCBN share, giving effect to the merger on July 23, 2013, which is the last day on which German American shares traded preceding the public announcement of the proposed merger, and on ______, 2013, the most recent practicable date prior to the mailing of this proxy statement/prospectus.

	Market Price of German American Shares*	Market Price of UCBN Shares**	Equivalent Per UCBN Share***
July 23, 2013	$25.94	$9.40	$15.90
________, 2013

*Represents NASDAQ Official Closing Price (GABC) as of indicated date

**Represents last trade reported by the Over-the-Counter Bulletin Board (UCBN) of UCBN shares as of indicated date

***Calculated by (a) multiplying price of German American shares as of the indicated date by the exchange ratio that would have been indicated on both of such dates, had the merger closed on those dates (0.5456) and (b) adding to that result the $1.75 cash amount (subject to possible reduction in accordance with the merger agreement) that is payable by UCBN or by German American in connection with the merger proposal as merger consideration.

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RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus or in the documents that are appended hereto as Annexes in the Disclosure Supplement, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote in favor of the merger agreement proposal. We have grouped these Risk Factors into two sections — Risks Related to the Merger (which are set forth only in this proxy statement/prospectus and are set forth in full text below), and Risks Related to German American (which are other risks related to German American and its shares that are not specifically related to the merger proposal with UCBN and which are separately described by the Risk Factors item, Item 1A, of German American’s annual report on Form 10-K for its fiscal year ended December 31, 2012. The Form 10-K report that is included in the separately-bound SEC Reports Annex to this proxy statement/prospectus is delivered with, is incorporated by reference into, and forms part of, this proxy statement/prospectus. We encourage you to review all these Risk Factors before determining how to vote on the merger proposal.

Risks Related to the Merger

Because the Market Price of German American’s Shares May Fluctuate and the Closing Value of UCBN’s Shareholders’ Equity is not Presently Determinable, UCBN Shareholders Cannot be Sure of the Value of the Consideration They May Receive.

The exchange ratio at which the number of GABC shares to be exchanged for each share of UCBN may vary between now and the closing within the ranges specified by the merger agreement (subject to customary anti-dilution adjustments), depending upon changes in the trading prices of German American common stock on NASDAQ between the date of this document and the date of closing. Consequently, changes in the price of German American’s shares prior to completion of the merger may affect not only the number of German American shares that you may receive in the merger, but will also affect the value of whatever number of shares of German American that UCBN shareholders receive upon completion of the merger. Further, the value of the portion of the merger consideration payable in German American’s shares will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed, the date of the special meeting, the date the merger is completed, the date the merger becomes effective, and thereafter. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of UCBN and German American. Many of these factors are beyond UCBN’s and German American’s control. Further, the cash payment payable as part of the merger consideration is subject to reduction if, and to the extent that, UCBN’s consolidated common shareholders’ equity is not at or above a certain level, when measured as of the closing date. Accordingly, at the time of the special meeting, you will not know or be able to determine the value of the German American common shares or the amount of the cash payment you may receive upon completion of the merger.

UCBN Shareholders Will Have a Reduced Ownership and Voting Interest in the Combined Company After the Merger and Will Exercise Less Influence Over Management.

UCBN shareholders currently have the right to vote in the election of the board of directors of UCBN and on other matters affecting UCBN. Upon the completion of the merger, each UCBN shareholder will become a shareholder of German American with a percentage ownership of German American that is smaller than the shareholder’s percentage ownership of UCBN. It is currently expected that the former shareholders of UCBN as a group will not receive shares in the merger that constitute significantly more than four percent of the outstanding shares of German American immediately after the merger. Because of this, UCBN shareholders may have less influence on the management and policies of German American than they now have on the management and policies of UCBN.

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German American May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, German American’s ability to realize anticipated cost savings and to combine the businesses of its bank subsidiary with that of United Commerce in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of United Commerce nor result in decreased revenues due to any loss of customers. If German American is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

German American and UCBN have operated and, until the completion of the merger, will continue to operate, independently. Upon closing of the merger, German American will commence the process of integrating the operations of the two banks. It is possible that the integration process could result in the disruption of German American’s or UCBN’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of German American to maintain relationships with UCBN’s customers and employees or to achieve the anticipated benefits of the merger.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the merger, may be completed, various approvals must be obtained from the bank regulatory authorities. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger agreement. Although the parties do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting German American’s revenues, any of which might have a material adverse effect on German American following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The merger agreement is subject to a number of conditions that must be fulfilled (unless waived in certain cases by the party entitled to the benefit of such condition) in order to complete the merger. Those conditions include: approval of the merger agreement by UCBN shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of a tax opinion from German American’s tax counsel. There can be no assurance that the conditions to closing of the merger will be fulfilled or that the merger will be completed.

Termination of the Merger Agreement Could Negatively Impact UCBN.

If the merger agreement is terminated, there may be various consequences, including:

•	UCBN’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of UCBN shares might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

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If the merger agreement is terminated and UCBN’s board of directors seeks another merger or business combination, UCBN shareholders cannot be certain that UCBN will be able to find a party willing to offer equivalent or more attractive consideration than the consideration German American has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances, UCBN may be required to pay a termination fee of $600,000 to German American. See “THE MERGER AGREEMENT — Termination; Termination Fee” beginning on page 45.

Risks Relating to German American

You should also consider the other risk factors that may affect German American and its common shares that are not specifically related to the proposed merger with UCBN. These other risk factors are set forth by German American from time to time under the caption “Risk Factors” in German American’s filings with the SEC, including German American’s most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and its subsequent Quarterly Reports on Form 10-Q filed during 2013. For information about how you may obtain these reports or view them for free, and for additional information about German American, please see the sources described in “Where You Can Find More Information.”

The Risk Factors set forth relating to German American and its common shares that are disclosed under Item 1A of German American’s Annual Report on Form 10-K for its fiscal year ended December 31, 2012, are specifically incorporated by reference in this proxy statement/prospectus. This Form 10-K report is Appendix D to this proxy statetment/prospectus, which Appendix D is found in the separately-bound SEC Reports Annex to this proxy statement/prospectus.

These risks are not the only risks that German American faces. Additional risks not presently known to German American, or that German American currently views as immaterial, may also impair German American’s business, If any of the risks described in German American’s SEC filings or any additional risks actually occur, German American’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In that case, the value of its securities could decline substantially and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including the documents attached to this document, may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of German American and UCBN; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about the parties’ respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	changes in general economic conditions in the areas in which German American and UCBN operate and the risk that a renewed economic slowdown could adversely affect credit quality and loan originations;

•	German American’s business may not be combined with UCBN’s business as successfully as planned, or such combination may take longer to accomplish than expected;

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•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income; and

•	competition from other financial services companies in our markets.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in German American’s reports filed with the SEC, including on pages 11 through 15 of German American’s Annual Report on Form 10-K for its fiscal year ended December 31, 2012, which pages are specifically incorporated by reference in this proxy statement/prospectus. This Form 10-K report is appended to this proxy statement/prospectus as Appendix D, which is found in the separately-bound SEC Reports Annex to this proxy statement/prospectus which is delivered with, is incorporated by reference into, and forms part of, this proxy statement/prospectus.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either German American or UCBN or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither German American or UCBN undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

INFORMATION ABOUT GERMAN AMERICAN AND UCBN

German American

Overview

German American is a financial services holding company based in Jasper, Indiana. German American was incorporated under Indiana law in 1982. It is registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

German American’s primary activity consists of owning and supervising German American Bancorp, which is a commercial bank organized under Indiana law, and that bank’s subsidiaries. German American’s bank subsidiary was chartered in 2006 as a result of a consolidation of six affiliated Indiana state banks that were then separately incorporated and owned by German American. The bank subsidiary traces its roots to The German American Bank, which was (until the 2006 consolidation transaction) a state-chartered bank that was incorporated in 1910 and headquartered in Jasper, Indiana.

German American (through its bank subsidiary) operates 35 banking offices (including two branches in the Bloomington, Indiana metropolitan area) in thirteen Southern Indiana counties. German American indirectly owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) that operates from German American’s banking offices and a full line property and casualty insurance agency (German American Insurance, Inc.) with eight insurance agency offices throughout German American’s market area.

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Throughout this prospectus/proxy statement, when we use the term “German American,” we will usually be referring to the business and affairs (financial and otherwise) of German American Bancorp, Inc., and its consolidated subsidiaries as a whole. Occasionally, we will use the terms “parent company” or “holding company” in reference to German American when we mean to refer only to German American Bancorp, Inc., or to the term “bank subsidiary” when we mean to refer only to German American’s bank subsidiary.

German American’s lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, and a full range of personal and corporate insurance products. Financial and other information by segment is included in Note 15 — Segment Information of the Notes to the Consolidated Financial Statements included in Item 8 of German American’s Annual Report on Form 10-K for the year ended December 31, 2012. This Form 10-K report is appended to this proxy statement/prospectus as Appendix D, which is found in the separately-bound SEC Reports Annex to this proxy statement/prospectus which is delivered with, is incorporated by reference into, and forms part of, this proxy statement/prospectus. As of June 30, 2013, German American had total deposits of approximately $1.6 billion, total loans of approximately $1.2 billion, total assets of approximately $2.0 billion and total shareholders’ equity of approximately $182 million.

German American’s principal executive offices are located at 711 Main Street, Jasper 47546-0810, and its telephone number at that address is (812) 482-1314. German American maintains an Internet website at www.germanamerican.com. The foregoing website address is intended to be an inactive textual reference only. The information on this website is not a part of this proxy statement/prospectus.

Market and Dividend Information

Shares of German American are traded on NASDAQ’s Global Select Market under the symbol GABC. The quarterly high and low closing prices for the Company’s common stock as reported by NASDAQ and quarterly cash dividends declared and paid for the periods indicated are set forth in the table below.

	High	Low	Dividend
For the periods ended:
2013
First Quarter	$24.09	$21.44	$0.15
Second Quarter	23.04	19.90	0.15
Third Quarter (through August __, 2013)	[ _____]	[_______]	0.15
2012
First Quarter	$21.74	$18.43	$0.14
Second Quarter	20.50	17.94	0.14
Third Quarter	24.89	19.76	0.14
Fourth Quarter	24.10	19.98	0.14
2011
First Quarter	$18.88	$16.00	$0.14
Second Quarter	17.58	15.61	0.14
Third Quarter	17.50	14.65	0.14
Fourth Quarter	19.49	15.28	0.14

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German American’s shares were held of record by approximately 3,884 shareholders at August 12, 2013.

Cash dividends paid to German American’s shareholders are primarily funded from dividends received by the parent company from its bank subsidiary. The declaration and payment of future dividends will depend upon the earnings and financial condition of German American and its subsidiaries, general economic conditions, compliance with regulatory requirements affecting the ability of the bank subsidiary and German American to declare dividends, and other factors.

Other Information

Financial and other information about German American and its shares is included in German American’s reports and statements that German American has filed with the Securities and Exchange Commission. Certain of these reports and statements are identified in the Table of Contents and are appended to this proxy statement/prospectus in the separately-bound SEC Reports Annex to this proxy statement/prospectus. The information included in the German American reports and statements that are included in the SEC Reports Annex is incorporated by reference into, and forms part of, this proxy statement/prospectus, including but not limited to the following information:

From the Annual Report on Form 10-K filed by German American for the Fiscal Year Ended December 31, 2012:

•	Item 1.	Business

•	Item 1A.	Risk Factors

•	Item 2.	Properties

•	Item 3.	Legal Proceedings

•	Item 6.	Selected Financial Data

•	Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

•	Item 8.	Financial Statements and Supplementary Data

•	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

From the Quarterly Report on Form 10-Q filed by German American for the Fiscal Quarter Ended June 30, 2103

•	Item 1.	Financial Statements

•	Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Item 3.	Quantitative and Qualitative Disclosures About Market Risk

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From the Proxy Statement included in the definitive proxy materials filed by German American as part of Schedule 14A for the Annual Meeting of Shareholders held May 16, 2013:

•	The information incorporated by reference from the Proxy Statement into the German American Form 10-K Annual Report for the Fiscal Year Ended December 31, 2012, in response to the following items of such Annual Report on Form 10-K:

o	Item 10.	Directors, Executive Officers, and Corporate Governance

o	Item 11.	Executive Compensation

o	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

o	Item 13.	Certain Relationships and Related Transactions, and Director Independence

o	Item 14.	Principal Accounting Fees and Services

Since December 31, 2012, there has not been any material changes in German American’s affairs that have not been described in the three reports and statements identified above that are included in the SEC Reports Annex, except that German American’s shareholders re-elected the four persons who were nominated for re-election as directors of German American at the annual meeting of shareholders held May 16, 2013, and who were identified as nominees in German American’s proxy statement for that meeting, and Richard Forbes resigned from the board of directors of German American in June 2013.

UCBN

Overview

UCBN, through its wholly owned subsidiary, United Commerce, provides a full range of commercial and consumer banking services in the Bloomington, Indiana, area, from two banking offices located on the east and central areas of the city. At June 30, 2013, UCBN reported total deposits of approximately $113 million, total loans of approximately $87 million, total assets of approximately $128 million, and total shareholders’ equity of approximately $14 million.

UCBN’s principal executive offices are located at 211 South College Avenue, Bloomington, Indiana 47404, and its telephone number at that address is (812) 336-2265. UCBN maintains an Internet website at www.unitedcommercebank.com. The foregoing website address is intended to be an inactive textual reference only. The information on this website is not a part of this proxy statement/prospectus.

Market and Dividend Information

Shares of UCBN are neither traded on an exchange nor listed on the NASDAQ Stock Market. Brokers and dealers from time to time enter bid and asked quotations for shares of UCBN on the “Over-the-Counter Bulletin Board” (OTCBB). Quotations, if any, and transaction information for the shares of UCBN can be viewed on the Internet at www.otcbb.com by entering the symbol “UCBN” or on other Internet quotation services by entering the symbol “UCBN.OB.” As of August 22, 2013, there were approximately ____ holders of record of UCBN’s shares. These numbers do not reflect the number of persons or entities who may hold their shares in nominee or “street” name through brokerage or other accounts.

The merger agreement prohibits UCBN from paying cash dividends on UCBN shares pending consummation of the merger. See “THE MERGER AGREEMENT — UCBN Restrictions.”

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The table below sets forth, for the calendar quarters indicated, the high and low reported closing prices for shares of UCBN as provided by OTCBB:

	High	Low	Dividend
For the periods ended:
2013
First Quarter	$9.95	$8.25	$0
Second Quarter	10.65	9.00	0
Third Quarter (through August ___, 2013)	[__________]	[__________]	0
2012
First Quarter	$10.01	$6.50	$0
Second Quarter	10.01	7.00	0
Third Quarter	8.01	7.25	0
Fourth Quarter	8.65	8.00	0
2011
First Quarter	$11.50	$9.75	$0
Second Quarter	10.50	7.79	0
Third Quarter	8.00	7.50	0
Fourth Quarter	8.50	7.50	0

On _______, 2013, the last full trading day prior to the date of this proxy statement prospectus, the closing price of UCBN’s shares was $________. On July 23, 2013, the last full trading day prior to the public announcement of the entry into the agreement with German American, the closing price of UCBN’s shares was $9.40.

THE MERGER

Background of the Merger

As part of its ongoing consideration and evaluation of UCBN’s long-term prospects and strategies, the board of directors of UCBN has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally, or merging with another institution.

Through 2008, UCBN’s board of directors had concluded that UCBN’s shareholders, customers, and employees were best served by United Commerce remaining an independent financial institution. However, in early 2009, UCBN received an unsolicited indication of interest to be acquired by a significantly larger financial institution. The UCBN board engaged Renninger & Associates, LLC (“Renninger”) as its financial advisor to assist in evaluating this indication of interest. After considerable due diligence and discussion, mutually acceptable terms could not be reached and discussions ended.

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The prolonged regional and national economic downturn, which began in 2007, had a profound impact on financial institutions of all sizes, including United Commerce. In the case of United Commerce, pressures arising from the economic downturn adversely affected its commercial borrowers and the commercial real estate market, which reduced the value of the collateral securing many of its commercial loans. These events, in turn, increased United Commerce’s regulatory capital requirements and regulatory compliance expenses, which resulted in uncharacteristically large loan loss provisions, increased nonperforming assets, decreased loan originations, diminished growth opportunities, and lower earnings in 2009 and 2010 compared to 2008.

As a result of these factors and their adverse impact on United Commerce’s financial performance, the board of directors of United Commerce entered into a memorandum of understanding with the Federal Deposit Insurance Corporation (“FDIC”) and the Indiana Department of Financial Institutions (“IDFI”) on July 20, 2010. The memorandum of understanding required, among other things, that United Commerce develop plans to improve its capital ratios, reduce its classified assets, and improve its earnings. The memorandum of understanding also prohibited United Commerce from declaring or paying dividends to UCBN without prior regulatory approval. In light of this regulatory action and in response to UCBN’s challenging position, UCBN’s board of directors began to implement a number of initiatives to increase earnings, decrease operating expenses, improve asset quality, and bolster United Commerce’s capital position.

In early 2011, the same financial institution that expressed interest in acquiring UCBN in 2009 once more expressed interest in engaging in a potential transaction with UCBN. The UCBN board of directors again retained Renninger to evaluate this expression of interest, and also directed Renninger to solicit competing indications of interest from other financial institutions. In response, Renninger contacted 20 other potential acquirors of which two financial institutions submitted preliminary indications of interest to acquire UCBN that the UCBN board of directors deemed acceptable. While German American was included among the 20 potential acquirors contacted by Renninger, German American did not submit an indication of interest at this time. The two financial institutions that did submit acceptable preliminary indications of interest completed their due diligence reviews of United Commerce during 2011, but neither submitted an offer to acquire UCBN that was acceptable to the UCBN board of directors, and discussions with both financial institutions ended.

UCBN’s financial difficulties continued during 2011 despite its ongoing efforts to improve its financial performance, and UCBN experienced an annual net loss that year for the first time since soon after its organization in 2000. Because of these continuing financial difficulties, United Commerce entered into a consent agreement on September 12, 2011 with the FDIC and IDFI. The consent agreement required, among other things, that United Commerce develop plans to improve its capital ratios, reduce its classified assets, improve its earnings, and refrain from declaring or paying dividends to UCBN without prior regulatory approval. Management’s actions ultimately resulted in improved performance for UCBN during 2012 and year-to-date 2013 primarily due to reduced provisions for loan losses and improved capital ratios, which were achieved largely by shrinking United Commerce’s balance sheet through net loan repayments and deposit run-off. As a result of these improvements, the FDIC and IDFI terminated the consent agreement on August 22, 2012 and terminated the memorandum of understanding in July 2013.

While these efforts by management stabilized United Commerce’s capital position and improved its performance in 2012, its opportunities for additional earnings growth, consistent with the rest of the banking industry, remained constrained due to weak loan demand, low interest rates, higher capital requirements, increased regulatory costs, and a limited field of attractive acquisition opportunities. As a result, the operating environment for UCBN continued to be challenging during 2012.

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During the fourth quarter of 2012, German American approached UCBN to discuss engaging in a potential merger transaction. The UCBN board of directors determined that, in light of Renninger’s recent exploration of potential merger candidates and the ongoing financial and regulatory challenges facing UCBN, it was in the best interest of the UCBN shareholders to discuss a potential merger with German American without re-soliciting the financial institutions it had previously contacted. German American completed its due diligence review of UCBN during the first quarter of 2013, and on April 6, 2013 verbally indicated an interest in acquiring UCBN in an all-stock transaction specifying a fixed exchange ratio that was valued at approximately $12.50 per share at that time. The UCBN board rejected German American’s proposal as inadequate and requested that German American submit a revised offer.

On May 6, 2013, German American submitted a letter of intent to acquire UCBN that increased its previous offer by $0.75 in cash per UCBN share. This revised offer also provided for an additional contingent payment to UCBN shareholders two years following the consummation of the merger that would be based upon after-tax collections by German American on certain loans originated by UCBN prior to the merger. The UCBN board of directors considered this contingent payment to be too speculative and the two-year period over which it would be determined to be too long. Accordingly, the UCBN board requested that German American submit a revised offer omitting the contingent payment and increasing the cash component instead.

On May 18, 2013, German American submitted a revised draft letter of intent providing for a variable exchange ratio which would adjust the number of German American shares to be issued for each UCBN share based upon the market price of German American common stock, plus a cash payment of $1.75 per UCBN share. This variable exchange ratio would provide for German American to issue not fewer than 0.5456 shares and not more than 0.6667 shares of German American common stock for each share of UCBN common stock. This ratio assumes a market price of German American common stock between $18.75 and $22.91 per share, and is designed to fix the market value of the German American common stock to be issued to UCBN shareholders at $12.50 per share within that range. To the extent the market value of German American common stock falls below $18.75 per share, the value of the German American common stock received by UCBN shareholders would decrease to an amount less than $12.50, and to the extent the market value of German American common stock exceeds $22.91 per share, the value of German American common stock received by UCBN shareholders would increase to an amount greater than $12.50.

The UCBN board of directors met on May 20, 2013 to discuss the revised letter of intent. After careful consideration of the proposed terms set forth in the letter of intent and the other strategic options available to UCBN at the time, including the likely inability of other potential acquirors to make a superior offer, UCBN’s management determined that the proposal set forth in the revised letter of intent was the highest and best offer German American was likely to make and the highest and best offer UCBN was likely to receive from a potential acquiror, and that it was in the best interests of UCBN’s shareholders to approve the letter of intent. On this basis, UCBN’s board approved the letter of intent at the meeting.

Following UCBN’s execution of the letter of intent, counsel for German American submitted a draft definitive merger agreement to UCBN and its counsel, Barnes & Thornburg, on May 31, 2013 based upon the terms set forth in the letter of intent. During the next two weeks, UCBN, Renninger and Barnes & Thornburg conducted a thorough review of the draft merger agreement and analyzed numerous issues relating to the proposed transaction, including employee benefits and executive compensation issues, termination provisions, and tax issues. UCBN sent its revisions to the draft merger agreement to German American on June 12, 2013. At that time, UCBN, German American, and their respective legal counsels also began preparing the disclosure schedules to the merger agreement.

Following several exchanges of the draft merger agreement, the UCBN Board, at a special meeting held on July 9, 2013, at which Barnes & Thornburg and Renninger participated, reviewed a substantially final draft of the merger agreement. The draft merger agreement provided for the payment to UCBN shareholders of merger consideration consistent with the merger consideration set forth in the letter of intent, but also provided for the cash portion of the merger consideration to be reduced in the event that UCBN’s Effective Time Book Value (as defined in the merger agreement) does not exceed $14.265 million. The draft merger agreement also provided that, in the event that this adjustment reduces the cash portion of the merger consideration to zero, additional reductions could be made to the stock portion of the merger consideration. A representative of Barnes & Thornburg led a discussion at the meeting regarding the provisions of the draft merger agreement and responded to numerous questions from directors. In addition, a representative of Renninger provided a detailed analysis of the financial aspects of the proposed merger and orally delivered its opinion (subsequently confirmed in writing) that the merger consideration provided in the draft merger agreement was fair, from a financial point of view, to UCBN’s shareholders.

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Following this discussion, the UCBN board directed Renninger and Barnes & Thornburg to attempt to negotiate revisions to the draft merger agreement which would eliminate adjustments to the stock component of the merger consideration in the event that a deficiency in UCBN’s Effective Time Book Value were to reduce the cash portion of the merger consideration to zero. The board also requested that Renninger and Barnes &Thornburg attempt to negotiate a reduction in the dollar amount of the Effective Time Book Value in the draft merger agreement in light of recent reductions to the value of United Commerce’s bond portfolio resulting from recent general increases in market interest rates.

On July 16, 2013 at a regular meeting of the UCBN board, the directors reviewed a revised draft of the merger agreement that incorporated their comments from the July 9 meeting. In particular, the latest draft of the merger agreement provided for an adjustment to the cash portion of the merger consideration in the event that UCBN’s Effective Time Book Value is less than $14.0 million, inclusive of accumulated other comprehensive income (loss), or less than $14.287 million, exclusive of accumulated other comprehensive income (loss). The revised merger agreement also eliminated the provision in the prior draft which provided for the stock portion of the merger consideration to be reduced in the event that the cash portion is reduced to zero. In that event, the revised merger agreement permits German American to elect not to close the merger transaction instead.

Following a discussion of these revisions, the directors also reviewed an email from Renninger dated July 15, 2013 reiterating the fairness opinion delivered to the board at its July 9 special meeting. The board then approved the draft merger agreement and authorized the President of UCBN to execute the merger agreement at a later date, provided that Renninger confirms, as of the date of execution, the fairness opinion delivered at the board’s July 9 special meeting and reiterated in Renninger’s July 15 email. On July 23, 2013, Renninger confirmed its fairness opinion as of that date, and Thomas Risen executed the merger agreement for and on behalf of UCBN and United Commerce.

Throughout the time period described above, German American’s executive officers (as authorized and directed by German American’s board of directors) engaged in discussions and negotiations with UCBN’s executive officers and its financial and legal advisors. German American’s board of directors met several times with respect to these negotiations, culminating in the regular meeting held June 24, 2013, at which the board approved the merger agreement and the proposed merger, and authorized German American and its bank subsidiary to execute and deliver it to UCBN and United Commerce. For a discussion of the reasons of German American for the proposed merger, see “THE MERGER — Reasons for the Merger — German American.”

The definitive merger agreement was executed by representatives of UCBN and German American and delivered between the parties after the official close of the stock market on July 23, 2013, and a press release announcing the execution of the definitive merger agreement was issued that evening.

Reasons for the Merger — UCBN

UCBN’s board of directors has determined that the merger agreement and the merger are in the best interests of UCBN and its shareholders and recommends that UCBN’s shareholders vote “FOR” the approval of the merger agreement and the transactions contemplated by the merger agreement.

In its deliberations and in making its determination, UCBN’s board of directors considered many factors including, without limitation, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both German American and UCBN;

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•	the current and prospective business and economic environments in which UCBN operates, including challenging national, regional, and local economic conditions, the competitive environment for Indiana financial institutions characterized by intensifying competition from out-of-state financial institutions, the continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	UCBN’s belief that UCBN needs to grow to be in a position to deliver a competitive return to its shareholders;

•	German American’s ability and resources to negotiate, execute, and close, and conduct due diligence in connection with, a definitive merger agreement in a timely manner;

•	UCBN’s board’s belief that, after consideration of potential alternatives, including the likely inability of other potential strategic partners to consummate a transaction on terms superior to those offered in the merger agreement, the merger is expected to provide greater benefits to UCBN’s shareholders than the range of possible alternatives, including continuing to operate UCBN on a stand-alone basis or pursuing a transaction with another financial institution;

•	investors remaining focused on the trading liquidity of a bank’s shares and generally valuing companies with greater market capitalizations with higher valuations;

•	UCBN’s below tangible book valuation based upon recent trading prices for UCBN common stock;

•	the likelihood that the alternative of a common equity raise would be dilutive to UCBN’s existing shareholders and that there are few uses for additional capital given the lack of significant growth opportunities;

•	German American’s greater access to capital and managerial resources relative to that of UCBN;

•	the benefits of being part of a larger and more diversified combined financial institution and the risks of continuing to be an independent company, given the limited liquidity of UCBN’s common stock and UCBN’s limited access to capital relative to German American;

•	the perceived compatibility of the business philosophies and cultures of UCBN and German American, which UCBN’s board believes will facilitate the integration of the operations of the two companies;

•	the board’s desire to provide UCBN’s shareholders with the prospects for greater future appreciation on their investments in UCBN common stock than the amount the board of directors believes UCBN could achieve independently;

•	the board’s desire to provide UCBN’s shareholders with a cash dividend and greater future prospects for increases in that cash dividend (based on the Exchange Ratio, UCBN’s pro forma equivalent annual cash dividend would be $0.33 per share, compared to no dividend being paid by UCBN since its founding in 2000);

•	the expectation that the historical liquidity of German American’s stock will offer UCBN shareholders the opportunity to participate in the growth and opportunities of German American by retaining their German American stock following the merger, or to exit their investment, should they prefer to do so;

•	the financial and other terms and conditions of the merger agreement, including the fact that the Exchange Ratio (assuming no adjustments) represents approximately 114.7% of UCBN’s tangible book value as of the date of the merger agreement;

•	the fact that the value of the merger consideration prior to the public announcement of the merger represented a significant premium over recent trading prices for UCBN common stock;

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•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;

•	German American’s long-term growth strategy in Southern Indiana;

•	the common goal of UCBN and German American to serve the commercial banking needs of the Greater Bloomington market;

•	the historical and current market prices of German American and UCBN common stock;

•	the fact that UCBN’s shareholders would own approximately 3.8% of the issued and outstanding shares of common stock of the combined company, on a pro forma basis;

•	the financial analyses prepared by Renninger & Associates, LLC, UCBN’s financial advisor, and the opinion dated as of July 23, 2013, delivered to UCBN’s board by Renninger & Associates, LLC, to the effect that the consideration to be paid or delivered to UCBN’s shareholders is fair, from a financial point of view, to UCBN’s shareholders;

•	the interests of UCBN’s directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “– Interests of Certain Directors and Officers of UCBN in the Merger;”

•	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained;

•	the effect of the merger on UCBN’s and United Commerce Bank’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by German American to UCBN employees; and

•	the effect of the merger on UCBN’s and United Commerce Bank’s customers and the communities in which they conduct business.

The foregoing discussion of the factors considered by the UCBN board of directors is not intended to be exhaustive, but rather includes the material factors considered by the UCBN board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the UCBN board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The UCBN board of directors considered all these factors as a whole, including discussions with, and questioning of, UCBN’s management and UCBN’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The UCBN board of directors also relied on the experience of Renninger & Associates, LLC, as its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness, from a financial point of view, of the Consideration to be received by the holders of UCBN common stock.

For the reasons set forth above, the UCBN board of directors unanimously determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of UCBN and its shareholders, and unanimously approved and adopted the merger agreement. The UCBN board of directors unanimously recommends that UCBN shareholders vote “FOR” approval of the merger agreement and the merger.

Reasons for the Merger — German American

In deciding to approve the merger with UCBN, German American’s board of directors considered a number of factors, including:

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•	the expected benefit to German American’s existing and future banking customers resulting from the expansion of its banking operations in the North Region of its Southern Indiana banking footprint, as well as the opportunity for future operating efficiencies as a result of the combination of UCBN and German American;

•	the strength of United Commerce’s community banking orientation and the quality of its management, employees and board leadership;

•	the results of management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of UCBN;

•	the fairness of the terms of the proposed merger to German American from a financial point of view; and

•	management’s belief, based on historical information with respect to United Commerce’s business, earnings, operations, financial condition, prospects, capital levels and asset quality, that the combined banking company has the ability to grow in Bloomington as an independent community financial institution that will be positioned to expand in Bloomington and surrounding markets in order to take advantage of multiple strategic options in the future.

Opinion of Financial Advisor to UCBN

UCBN retained Renninger & Associates, LLC to serve as its financial advisor and provide a fairness opinion in connection with the Merger. As part of its investment banking business, Renninger & Associates, LLC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, and valuations for other purposes.

On July 9, 2013, the board of directors of UCBN met to evaluate the proposed Merger and the terms of the draft Merger Agreement. At this meeting, Renninger & Associates, LLC rendered its oral opinion that the merger consideration provided in the draft Merger Agreement was fair, from a financial point of view, to UCBN’s shareholders. Renninger & Associates, LLC reiterated this oral opinion by email to the board of directors prior to the board’s approval of the Merger Agreement at its regular meeting on July 16, 2013, and again on July 23, 2013, prior to UCBN’s execution of the Merger Agreement. Renninger & Associates, LLC confirmed in writing on August 19, 2013, that, as of that date and based upon and subject to various assumptions, matters considered, and limitations on Renninger & Associates, LLC’s review described in the opinion, the Merger Consideration set forth in the Merger Agreement was fair, from a financial point of view, to the existing shareholders of UCBN common stock. Renninger & Associates, LLC’s opinion was based on their experience as investment bankers, their activities as described below, and all other factors Renninger & Associates, LLC deemed relevant. No limitations were imposed by UCBN on Renninger & Associates, LLC with respect to the investigations made or the procedures followed in rendering its opinion.

The full text of Renninger & Associates, LLC’s written opinion to UCBN’s board of directors, dated August 19, 2013, which sets forth the assumptions made, matters considered and extent of review by Renninger & Associates, LLC, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Renninger & Associates, LLC’s opinion is qualified in its entirety by reference to the full text of the opinion. Renninger & Associates, LLC’s opinion is directed to UCBN’s board of directors and does not constitute a recommendation to any shareholder of UCBN as to how a shareholder should vote with regard to the Merger at the UCBN Special Meeting described in this proxy statement/prospectus. The opinion addresses only the fairness to existing UCBN shareholders, from a financial point of view, of the Merger Consideration set forth in the Merger Agreement. The opinion does not address the relative merits of the Merger or any alternatives to the Merger, the underlying decision of UCBN’s board of directors to approve or proceed with or effect the Merger, or any other aspect of the Merger. No opinion was expressed by Renninger & Associates, LLC as to whether any alternative transaction might produce Merger Consideration for the holders of UCBN’s common stock in an amount in excess of that contemplated in the Merger.

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Renninger & Associates, LLC has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this proxy statement/prospectus. In giving such consent, Renninger & Associates, LLC does not concede that it comes within the category of persons whose consent is required under the Securities Act of 1933, as amended (“Securities Act”), or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

By letter dated December 7, 2012, UCBN retained Renninger & Associates, LLC to act as its financial advisor and provide a fairness opinion in connection with the Merger. Renninger & Associates, LLC, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Renninger & Associates, LLC acted as financial advisor to UCBN in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the Merger Agreement. At a meeting of UCBN’s board of directors on July 9, 2013, UCBN’s board reviewed the Merger Agreement and Renninger & Associates, LLC delivered to the board its oral opinion, which it confirmed by email on July 15 and July 23, 2013, and its written opinion on August 19, 2013, that, as of such date, the Exchange Ratio of 0.5456 shares of German American common stock for each share of UCBN common stock plus $1.71 in cash (based on consolidated total shareholders’ equity at June 30, 2013) was fair to the holders of UCBN common stock from a financial point of view.

The full text of Renninger & Associates, LLC’s written opinion dated August 19, 2013 is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Renninger & Associates, LLC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. UCBN shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed Merger.

Renninger & Associates, LLC’s opinion speaks only as of the date of the opinion. The opinion was directed to UCBN’s board and is directed only to the fairness of the Merger Consideration to UCBN’s shareholders from a financial point of view. It does not address the underlying business decision of UCBN to engage in the Merger or any other aspect of the Merger and is not a recommendation to any UCBN shareholder as to how such shareholder should vote at the special meeting with respect to the Merger or any other matter.

In connection with this opinion, Renninger & Associates, LLC reviewed, among other things: (i) the Merger Agreement; (ii) certain publicly available financial statements and other historical financial information of UCBN that Renninger & Associates, LLC deemed relevant; (iii) certain publicly available financial statements and other historical financial information of German American that Renninger & Associates, LLC deemed relevant; (iv) internal financial projections for UCBN for the years ending December 31, 2013 through December 31, 2018 as discussed with senior management of UCBN; (v) the pro forma financial impact of the Merger on German American, based on various purchase accounting assumptions, transaction expenses, and cost savings as determined by the senior managements of UCBN and German American; (vi) the publicly reported historical price and trading activity for UCBN’s and German American’s common stock, including a comparison of certain financial and stock market information for UCBN (OTC) and German American (NASDAQ) with similar publicly available information for certain other commercial banks; (vii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (viii) the current market environment generally and in the commercial banking sector in particular; (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Renninger & Associates, LLC considered relevant. Renninger & Associates, LLC also discussed with certain members of senior management of UCBN the business, financial condition, results of operations and prospects of UCBN and held similar discussions with senior management of German American concerning the business, financial condition, results of operations and prospects of German American.

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In performing its review, Renninger & Associates, LLC relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by UCBN and German American or that was otherwise reviewed by Renninger & Associates, LLC and assumed such accuracy and completeness for purposes of preparing its letter. Renninger & Associates, LLC further relied on the assurances of the respective managements of UCBN and German American that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Renninger & Associates, LLC did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of UCBN and German American or any of their respective subsidiaries. Renninger & Associates, LLC did not make an independent evaluation of the adequacy of the allowance for loan losses of UCBN, German American or the combined entity after the Merger and Renninger & Associates, LLC did not review any individual credit files relating to UCBN or German American. Renninger & Associates, LLC assumed with UCBN’s consent that the respective allowances for loan losses for both UCBN and German American are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Renninger & Associates, LLC assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of UCBN or German American since the date of the most recent financial data made available to it. Renninger & Associates, LLC also assumed in all respects material to its analysis that UCBN and German American will remain as a going concern for all periods relevant to its analyses. Renninger & Associates, LLC expressed no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Renninger & Associates, LLC’s analyses and the views expressed in its opinion are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to it as of the date of its opinion. Events occurring after the date of its opinion could materially affect its views. Renninger & Associates, LLC has not undertaken to update, revise, reaffirm or withdraw its opinion letter or otherwise comment upon events occurring after the date of its opinion. Renninger & Associates, LLC expressed no opinion as to what the value of German American’s common stock will be when issued to UCBN’s shareholders or the prices at which UCBN’s or German American’s securities may trade at any time.

In rendering its July 23, 2013 opinion, Renninger & Associates, LLC performed a variety of financial analyses. The following is a summary of the material analyses performed by Renninger & Associates, LLC, but is not a complete description of all the analyses underlying Renninger & Associates, LLC’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Renninger & Associates, LLC did not attribute any particular weight to any analysis or factor that it considered. Rather Renninger & Associates, LLC made qualitative judgments as to the significance and relevance of each analysis and factor. Renninger & Associates, LLC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Renninger & Associates, LLC made its determination as to the fairness of the Merger Consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Renninger & Associates, LLC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Renninger & Associates, LLC’s comparative analyses described below is identical to UCBN or German American and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or Merger transaction values, as the case may be, of UCBN and German American and the companies to which they are being compared.

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In performing its analyses, Renninger & Associates, LLC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of UCBN, German American and Renninger & Associates, LLC. The analysis performed by Renninger & Associates, LLC is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Renninger & Associates, LLC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the UCBN board at the board’s July 9, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Renninger & Associates, LLC’s analyses do not necessarily reflect the value of UCBN’s common stock or the prices at which German American’s common stock may be sold at any time. The analysis and opinion of Renninger & Associates, LLC was among a number of factors taken into consideration by UCBN’s board in making its determination to approve the Merger Agreement, and the analyses described below should not be viewed as determinative of the decision of UCBN’s board or management with respect to the fairness of the Merger.

At the July 9, 2013 meeting of UCBN’s board of directors, Renninger & Associates, LLC presented certain financial analyses of the Merger, which it subsequently confirmed in separate emails to the board on July 15 and July 23, 2013. The summary below is not a complete description of the analyses underlying the opinion of Renninger & Associates, LLC or the presentation made by Renninger & Associates, LLC to UCBN’s board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Renninger & Associates, LLC reviewed the financial terms of the proposed transaction. Using an exchange ratio of 0.5456 shares of German American’s common stock (which had a closing stock price of $25.92 on July 23, 2013) plus $1.71 in cash for every one share of UCBN common stock, the Merger Consideration is $15.85 per UCBN share. Renninger & Associates, LLC calculated an approximate aggregate transaction value of $16.0 million, including $715,000 in cash payments to cancel 82,000 outstanding UCBN stock options. Based upon UCBN’s balance sheet as of June 30, 2013, Renninger & Associates, LLC calculated the following transaction ratios:

Transaction Value / Book Value:	115%

Transaction Value / Tangible Book Value:	115%

Market Premium, as of July 23, 2013:	69.0%

UCBN - Comparable Company Analysis

Renninger & Associates, LLC also used publicly available information to compare selected financial information for UCBN and a group of financial institutions selected by Renninger & Associates, LLC. UCBN’s peer group consisted of selected public banks headquartered in the Midwest with assets as most recently reported between $90 million and $175 million:

Benton Financial Corporation	Grand River Commerce, Inc.

Clarkston Financial Corporation	Lafayette Community Bancorp

Community First Bank of Indiana	Midwest Bancshares, Inc.

Diamond Bancshares, Inc.	Pandora Bancshares, Inc.

Empire Bancshares, Inc.	TPB Bancorp

First Bank of Ohio	Tri-State 1st Banc, Inc.

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The analysis compared publicly available financial information for UCBN and the high, low, mean and median financial and market trading data for the UCBN peer group as of or for the twelve-month period ended March 31, 2013 or most recently reported. The table below sets forth the data for UCBN and the median data for UCBN’s peer group as of or for the twelve-month period ended March 31, 2013 or most recently reported, with pricing data updated from July 23, 2013 to be as of August 2, 2013. Note that UCBN stock traded at $15.00 on that date compared to $9.40 on July 23, 2013 just before the announcement of the proposed transaction.

Comparable Company Analysis

	UCBN		Comparable Group Median
Total Assets (in millions)		$132		$140
Tangible Common Equity / Tangible Assets		10.92%		10.87%
Total Risk Based Capital Ratio		18.73%		15.91%
Return on Average Assets		0.63%		0.81%
Net Interest Margin		3.70%		3.89%
Non-Performing Assets / Total Assets		2.30%		1.18%
Non-Performing Loans / Loans		2.16%		2.36%
Reserves / Non-Performing Assets		66.11%		88.79%
Net Charge-offs / Avg. Loans		(0.07)%		0.35%
Market Capitalization (in millions)		$14.5		$9.6
Price / LTM Earnings Per Share	16.7	x	8.3	x
Price / Tangible Book Value		100.4%		64.6%
Dividend Yield		0.00%		2.48%

German American - Comparable Company Analysis

Renninger & Associates, LLC also used publicly available information to compare selected financial information for German American and a group of financial institutions selected by Renninger & Associates, LLC. German American’s peer group consisted of selected publicly traded commercial banks headquartered in Indiana and contiguous states with assets between $1 billion and $3 billion as most recently reported:

Bank of Kentucky Financial Corporation	LNB Bancorp, Inc.
Farmers National Banc Corp.	MainSource Financial Group, Inc.
First Financial Corporation	MutualFirst Financial, Inc.
First Mid-Illinois Bancshares, Inc.	STAR Financial Group, Inc.
Horizon Bancorp	S.Y. Bancorp, Inc.
Lakeland Financial Corporation

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The analysis compared publicly available financial information for German American and the high, low, mean and median financial and market trading data for German American’s peer group as of or for the twelve-month period ended June 30, 2013 or most recently reported. The table below sets forth the data for German American and the median data for German American peer group as of or for the twelve-month period ended June 30, 2013 or most recently reported, with pricing data as of August 2, 2013. Note that German American stock traded at $27.43 on that date compared to $25.92 on July 23, 2013 just before the announcement of the proposed transaction.

Comparable Company Analysis

	German American		Comparable Group Median
Total Assets (in millions)	$2,011		$1,766
Tangible Common Equity / Tangible Assets	8.09%		9.16%
Total Risk Based Capital Ratio	na	%	15.61%
Return on Average Assets	1.26%		0.93%
Net Interest Margin	3.64%		3.68%
Non-Performing Assets / Total Assets	0.62%		1.50%
Non-Performing Loans / Loans	0.86%		2.05%
Reserves / Non-Performing Loans	122.5%		70.9%
Net Charge-offs / Avg. Loans	0.09%		0.34%
Market Capitalization (in millions)	$347.5		$203.8
Price / LTM Earnings Per Share	13.9	x	13.9	x
Price / Tangible Book Value	215.8	x	131.2	x
Dividend Yield	2.19%		1.90%

UCBN - Stock Price Performance

Renninger & Associates, LLC reviewed the history of the publicly reported trading prices of UCBN’s common stock for the one-year period and three-year period ended August 2, 2013. Note that UCBN stock traded at $15.00 on that date compared to $9.40 on July 23, 2013 just before the announcement of the proposed transaction. Renninger & Associates, LLC then compared the relationship between the movements in the price of UCBN’s common stock against the movements in the prices of UCBN’s peers used for comparable company analysis and the Nasdaq Bank Index.

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UCBN’s One Year Stock Performance

	Beginning Index Value August 2, 2012(1)	Ending Index Value August 2, 2013
UCBN	0.0%	92.3%
UCBN Peers	0.0%	0.0%
Nasdaq Bank Index	0.0%	38.4%

UCBN’s Three Year Stock Performance

	Beginning Index Value August 2, 2010(1)	Ending Index Value August 2, 2013
UCBN	0.0%	49.9%
UCBN Peers	0.0%	(2.0)%
Nasdaq Bank Index	0.0%	37.0%

(1)	The beginning index values were set at 0.0% for purposes of this analysis.

German American - Stock Price Performance

Renninger & Associates, LLC reviewed the history of the publicly reported trading prices of German American’s common stock for the one-year period and three-year period ended August 2, 2013. Note that German American stock traded at $27.43 on that date compared to $25.92 on July 23, 2013 just before the announcement of the proposed transaction. Renninger & Associates, LLC then compared the relationship between the movements in the price of German American’s common stock against the movements in the prices of German American’s peers used for comparable company analysis and the Nasdaq Bank Index.

German American’s One Year Stock Performance

	Beginning Index Value August 2, 2012	Ending Index Value August 2, 2013
German American	0.0%	37.8%
German American Peers	0.0%	23.6%
Nasdaq Bank Index	0.0%	38.4%

German American’s Three Year Stock Performance

	Beginning Index Value August 2, 2010	Ending Index Value August 2, 2013
German American	0.0%	62.0%
German American Peers	0.0%	51.7%
Nasdaq Bank Index	0.0%	37.0%

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UCBN - Net Present Value Analysis

Renninger & Associates, LLC performed an analysis that estimated the present value of UCBN through June 30, 2018.

The analysis assumed that UCBN performed in accordance with the financial projections for twelve months ended June 30, 2014 through June 30, 2018 based on sustainable asset growth of 1%, maintaining return on average assets of 0.67%, and zero dividends as estimated by UCBN management.

To approximate the terminal value of UCBN common stock at June 30, 2018, Renninger & Associates, LLC applied price to forward earnings multiples of 9.0x to 14.0x and multiples of tangible book value ranging from 80% to 130%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%.

Earnings Per Share Multiples

Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
10.0%	$8.62	$9.20	$9.77	$10.35	$10.92	$11.50
11.0%	$8.30	$8.85	$9.40	$9.95	$10.50	$11.05
12.0%	$8.00	$8.53	$9.08	$9.58	$10.11	$10.63
13.0%	$7.72	$8.22	$8.72	$9.23	$9.73	$10.23
14.0%	$7.45	$7.93	$8.41	$8.89	$9.37	$9.85
15.0%	$7.19	$7.65	$8.11	$8.57	$9.03	$9.49
16.0%	$6.94	$7.38	$7.82	$8.26	$8.71	$9.15

Tangible Book Value Multiples

Discount Rate	80%	90%	100%	110%	120%	130%
10.0%	$13.27	$14.50	$15.73	$16.96	$18.19	$19.42
11.0%	$12.75	$13.92	$15.10	$16.27	$17.45	$18.62
12.0%	$12.25	$13.38	$14.50	$15.62	$16.75	$17.87
13.0%	$11.78	$12.86	$13.93	$15.01	$16.08	$17.16
14.0%	$11.34	$12.36	$13.39	$14.42	$15.45	$16.48
15.0%	$10.91	$11.90	$12.88	$13.86	$14.85	$15.83
16.0%	$10.51	$11.45	$12.39	$13.33	$14.28	$15.22

Renninger & Associates, LLC also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Renninger & Associates, LLC performed a similar analysis assuming UCBN net income varied from 25% above projections to 25% below projections. This analysis resulted in the following reference ranges of indicated per share values for UCBN common stock, using a discount rate of 13.0%:

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Earnings Per Share Multiples

Annual Budget Variance	9.0 x	10.0 x	11.0 x	12.0 x	13.0 x	14.0 x
(25.0)%	$6.59	$6.96	$7.34	$7.72	$8.10	$8.47
(20.0)%	$6.81	$7.21	$7.62	$8.02	$8.42	$8.82
(15.0)%	$7.04	$7.47	$7.89	$8.32	$8.75	$9.18
(10.0)%	$7.26	$7.72	$8.17	$8.62	$9.08	$9.53
(5.0)%	$7.49	$7.97	$8.45	$8.93	$9.40	$9.88
0.0%	$7.72	$8.22	$8.72	$9.23	$9.73	$10.23
5.0%	$7.94	$8.47	$9.00	$9.53	$10.06	$10.59
10.0%	$8.17	$8.72	$9.28	$9.83	$10.38	$10.94
15.0%	$8.40	$8.98	$9.55	$10.13	$10.71	$11.29
20.0%	$8.62	$9.23	$9.83	$10.43	$11.04	$11.64
25.0%	$8.85	$9.48	$10.11	$10.74	$11.37	$11.99

Renninger & Associates, LLC noted that the discounted income stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions

Renninger & Associates, LLC reviewed a set of comparable mergers and acquisitions. The set of mergers and acquisitions included 34 transactions announced from January 1, 2011 through July 23, 2013 involving selling commercial banks headquartered in the Midwest United States with assets between $50 million and $200 million. Renninger & Associates, LLC compared the following multiples for the proposed Merger to the median multiples of comparable transactions:

	UCBN/ German American		Median Midwest Deals
Transaction Value / Book Value:	115%		120%
Transaction Value / Tangible Book Value:	115%		122%
Transaction Value / Last Twelve Months Earnings:	18.5	x	20.5	x
Transaction Value / Deposits:	13.7%		12.1%
Core Deposit Premium:	2.0%		2.5%

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For purposes of this analysis, the Transaction Value includes approximately $715,000 in cash to be paid to cancel 82,000 outstanding UCBN options having an average exercise price of $7.13 per share.

Renninger & Associates, LLC also compared numerous financial and performance measures of UCBN to the median factors of sellers in the 34 comparable transactions, including:

	UCBN/ German American	Median Midwest Deals
Tangible Equity / Tangible Assets:	10.92%	9.64%
Non-Performing Assets / Assets:	2.30%	1.78%
Last Twelve Months Return on Average Assets:	0.63%	0.61%
Last Twelve Months Return on Average Equity:	6.14%	5.69%
Efficiency Ratio:	71.77%	72.47%

Pro Forma Results and Capital Ratios

Renninger & Associates, LLC analyzed certain potential pro forma effects of the Merger, assuming the following: (1) the Merger closes in the fourth quarter of 2013; (2) the deal value per share is equal to $15.85 per UCBN share, comprised of $1.71 in cash and German American stock assuming a 0.5456x exchange ratio and German American’s stock price on July 23, 2013 of $25.92; (3) 30% cost savings of UCBN projected operating expense which is fully realized in 2014; (4) various purchase accounting assumptions including determination and amortization of a core deposit intangible; (5) a 2.50% pre-tax opportunity cost of cash; 6) UCBN’s performance was calculated in accordance with UCBN’s management’s budget and guidance; and (7) German American’s performance was calculated in accordance with Renninger & Associates, LLC’s judgment after discussing such matters with German American’s management. The analyses indicated that the Merger would be accretive to German American’s projected earnings per share in 2014 and beyond. The analyses also indicated that for the year ending December 31, 2013, the Merger would result in German American’s regulatory capital ratios being above guidelines for “well capitalized” status. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Conclusion

Based on the above analyses and subject to the limitations and exceptions set forth in Renninger & Associates, LLC’s written opinion, Renninger & Associates, LLC concluded that the Merger Consideration was fair to the holders of UCBN common stock from a financial point of view. As described above, Renninger & Associates, LLC’s opinion was among the many factors taken into consideration by UCBN’s board of directors in making its determination to approve the Merger.

Renninger & Associates, LLC’s Relationship

Renninger & Associates, LLC acted as UCBN’s financial advisor in connection with the Merger and will receive a fee for its services. UCBN has paid Renninger & Associates, LLC a non-refundable retainer of $10,000. In addition, UCBN has agreed to pay Renninger & Associates, LLC a contingent transaction fee of 1.28% of the value of the Merger Consideration, less the $10,000 retainer, payable upon completion of the Merger. UCBN has also agreed to indemnify Renninger & Associates, LLC against certain liabilities arising out of its engagement and to reimburse Renninger & Associates, LLC for certain of its reasonable out-of-pocket expenses. Renninger & Associates, LLC does not own securities of UCBN or German American. In the past two years Renninger & Associates, LLC has provided certain investment banking services to UCBN for which it received compensation totaling $10,000. There are no material relationships that existed during the two years prior to the date of Renninger & Associates, LLC’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Renninger & Associates, LLC and German American.

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Interests of UCBN’s Directors and Executive Officers in the Merger

When you consider the recommendation of the UCBN board of directors to approve the merger agreement and the merger, you should be aware that certain of UCBN’s directors and executive officers may have (or have had) interests in connection with the merger that are (or were) different from, or in addition to, your interests as shareholders generally and that may present actual or apparent conflicts of interests.

For instance, the merger agreement obligates German American to pay cancellation payments to the holders of outstanding options in connection with the closing of the merger if and to the extent that the options and warrants are “in the money” (i.e. the exercise price is less than the market value of the consideration that would be received on the underlying UCBN shares) at that time. German American estimates that (assuming that the market value of German American’s shares does not vary materially from its market value at about the time of this proxy statement/prospectus) the aggregate of such cancellation payments will be approximately $       of which $       will be payable to persons who are executive officers or directors of UCBN or of United Commerce. Further, all outstanding awards of options that UCBN has issued to employees or directors of UCBN or United Commerce, if and to the extent that they are not yet vested at the effective time of the merger, will become vested as of the merger date, including options for 57,500 shares granted to directors and/or executive officers. These directors and executive officers would be entitled to receive cancellation payments in respect of the cancellation of the entire option positions in UCBN stock (estimated by German American to have a cancellation value, assuming no prior exercise of such options prior to merger and no material change in the market value of German American’s shares prior to the completion of the merger) of an aggregate of $       , including $        in respect of those options that would become vested by reason of the merger.

On July 15, 2013, UCBN and Thomas G. Risen entered into a First Amendment and Termination of Employment Agreement which terminated his prior employment agreement with UCBN in consideration for the payment by UCBN to Mr. Risen of $310,000. This payment was not contingent upon the closing of the merger with GABC and, in fact, was paid to Mr. Risen upon execution of the First Amendment and Termination of Employment Agreement.

German American entered into a Transition Services Agreement with Thomas Risen, the President and Chief Executive Officer of UCBN and a member of its board of directors, on July 23, 2013, concurrently with the execution of the merger agreement. Under that agreement, German American and Mr. Risen agreed (subject to the closing of the merger of German American and UCBN pursuant to the merger agreement) that, upon the closing of the merger, Mr. Risen will serve as a Regional Executive Vice President, Business Development, and will assist management of German American in transitioning UCBN employees and clients to German American following the merger. The Transition Services Agreement provides for Mr. Risen to work full-time (40 hours per week) following the closing of the merger until the sixtieth day following the date of conversion of UCBN’s core data processing system to that of German American, and part-time (20 hours per week) thereafter until the earlier of December 31, 2014 or his separation from service with German American. Mr. Risen will receive a salary of $12,500 per month from the date of the merger until the sixtieth day following the date of the data processing system conversion and $6,250 per month thereafter. Upon the termination of the Transition Services Agreement, Mr. Risen will be subject to certain non-competition covenants until December 31, 2015, and he will receive a payment of $150,000, with $75,000 being allocated to severance pay and $75,000 being allocated as consideration for these restrictive covenants.

Likewise, German American entered into amendments to United Commerce’s existing employment agreement with David Musgrave, the chief financial officer of UCBN, and with Charles Thompson, the cashier of UCBN, concurrently with the execution by the parties of the merger agreement. Under those amendments, German American agreed to employ Mr. Musgrave as its Regional Senior Financial Officer and to employ Mr. Thompson as its Regional Senior Operations Officer, in each case for a period of 60 days following the date on which the core data processing conversion is completed by GABC. Upon termination of their respective employment with UCBN, Messrs. Thompson and Musgrave will receive their base compensation for the greater of six months, or if the termination date occurs prior to his 65th birthday, the pro rata share of base compensation for the period between the termination date and the employee's 65th birthday plus six (6) months.

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German American also entered into a Memorandum of Understanding with Jerry Towle, the senior loan officer of UCBN, with respect to Mr. Towle’s existing employment agreement with UCBN and United Commerce, concurrently with the execution by the parties of the merger agreement. Under that Memorandum of Understanding, German American and Mr. Towle agreed (subject to the closing of the merger of German American and UCBN pursuant to the merger agreement) German American would assume the obligations of UCBN under its employment agreement with Mr. Towle.

In addition, the merger agreement obligates German American to appoint two of the current members of UCBN’s board of directors (of German American’s choosing but not yet chosen) to fill newly-created positions on the advisory board for the North Region (including Bloomington) of German American’s bank subsidiary. Each of such persons will be entitled to receive compensation from German American for their services on the regional advisory board, in accordance with the fee schedule for such services that is applicable from time to time for similar services by other members of German American’s regional advisory boards.

German American is also obligated under the merger agreement to provide continuing indemnification to the directors and officers of UCBN and its subsidiary bank as provided in their respective articles of incorporation or by-laws, and to provide such directors and officers with directors’ and officers’ liability insurance for a period of three years, subject to certain conditions set forth in the merger agreement.

The board of directors of UCBN was aware of these differing interests and potential conflicts and considered them, among other matters, in evaluating and negotiating the merger agreement with German American and in recommending that UCBN’s shareholders approve and adopt the proposals to be voted upon at the special meeting.

Regulatory Approvals

On August 14, 2013, German American submitted a request to the Federal Reserve Bank of St. Louis, acting as the delegate of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, for a determination by the Reserve Bank that German American need not submit an application for approval of the merger under that Act.

In addition, the banking subsidiary of German American submitted an application to the Federal Deposit Insurance Corporation on July 31, 2013, seeking approval by the FDIC of the merger of United Commerce into German American’s banking subsidiary.

Further, the banking subsidiary of German American submitted an application to the Indiana Department of Financial Institutions on August 5, 2013, seeking approvals by the Indiana Department of Financial Institutions of the merger of United Commerce into German American’s banking subsidiary.

Exchange Agent

German American has appointed Computershare as its exchange agent for purposes of exchanging UCBN shares held by its shareholders for the merger consideration.

Dividends and Distributions

Under the terms of the merger agreement, prior to the closing of the merger, UCBN is prohibited from declaring or paying any cash dividend or other distribution to UCBN shareholders.

Material U.S. Federal Income Tax Consequences

German American and UCBN expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes, as a result of the merger:

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•	UCBN shareholders will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration) and will recognize gain or loss with respect to any cash received in lieu of fractional shares of German American common stock; and

•	UCBN shareholders will not recognize gain (or loss) as a result of their receiving shares of German American common stock in the merger.

See “Material U.S. Federal Income Tax Consequences” for a summary of the material U.S. federal income tax consequences of the merger and of the material U.S. federal income tax consequences to non-U.S. holders of receiving German American shares pursuant to the merger.

Because individual circumstances may differ, each shareholder should consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of (a) the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans, and (b) the receipt of the 2013 pre-merger cash dividend from UCBN.

Anticipated Accounting Treatment

The merger will be accounted for under the acquisition method of accounting. Under the acquisition method, the purchase price will be allocated to identifiable assets and assumed liabilities based on their fair values. Any excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill and intangible assets determined to have indefinite lives will not be amortized, but will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of German American determines that the value of goodwill or intangible assets has become impaired, an impairment charge will be recorded in the fiscal quarter in which such determination is made. Also, costs related to the merger will be expensed during the period in which they are incurred.

Sources of Funds

The cash portion of the aggregate merger consideration, including cash amounts required to settle fractional interests and to fund the cash payments to UCBN shareholders and holders of options to purchase UCBN common shares, is expected to be funded from cash on hand at German American at the time of closing.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding German American, UCBN or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this document. See also “Where You Can Find More Information.”

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The representations, warranties and covenants contained in the merger agreement and described in this prospectus

•	were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments,

•	were made solely for the benefit of the parties to the merger agreement,

•	may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures,

•	were made for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts, and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors.

Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of German American, UCBN or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by German American and UCBN.

General

The merger agreement provides for the merger of UCBN with and into German American, with German American surviving the merger and continuing under the name “German American Bancorp, Inc.” Immediately following the merger of UCBN with German American, United Commerce will merge with and into German American Bancorp (the bank subsidiary of German American), with German American Bancorp surviving the merger and continuing under the name “German American Bancorp.”

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on the last business day of the month during which the shareholders of UCBN have approved and adopted the merger agreement and following the expiration of all waiting periods in connection with either the bank regulatory applications filed for approval of the merger or stock market requirements. However, the parties have agreed not to close the transaction on the last business day of November 2013, even if the rule expressed in the preceding sentence would otherwise operate to cause the parties to be obligated to close on that date; in that event, the closing will instead be deferred to the last business day of December 2013. In any case, the effective time of the merger (which will be the time as of which German American will gain control of UCBN and United Commerce) will be as of the first day of the calendar month that follows the month in which the closing occurs.

We are working diligently to complete the merger quickly. We currently expect that the merger will be closed on September 30, 2013, and will be effective October 1, 2013. However, because completion of the merger is subject to regulatory approvals and other conditions that have not yet been obtained and are beyond our control, we cannot predict the actual timing.

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Consideration to be Received in the Merger

If the merger is completed, the shares of UCBN common stock that you own immediately before the completion of the merger will be converted into a right to receive shares of German American common stock and cash. At the effective time of the merger, each issued and outstanding share of UCBN common stock, other than shares held by shareholders who exercise dissenters’ rights under Indiana law, will be converted into the right to receive (i) 0.5456 to 0.6667 shares (with the exact number to be fixed at closing based on German American’s pre-closing market price, as described below) of German American common stock (or cash in lieu of fractional share interests), plus (ii) a cash payment of $1.75 (subject to reduction as described below).

Calculation of Exact Exchange Ratio

The exchange ratio by which German American shares shall be exchanged for shares of UCBN pursuant to the merger agreement will be determined at closing of the merger and will potentially vary from time to time after the date of this prospectus/proxy statement through such closing date depending upon changes in the market value of the common shares of German American on NASDAQ. The exchange ratio shall be fixed at the closing of the merger at such number of common shares of German American (which shall not be fewer than 0.5456 shares and shall not be greater than 0.6667 shares) that is determined at the closing by dividing $12.50 by the “GABC Pre-Closing Market Price Per Share.” The GABC Pre-Closing Market Price Per Share (as used in the preceding sentence) shall be equal to the average closing price per share of German American’s common shares, rounded to the nearest cent, during the twenty (20) consecutive trading days ended on the trading day that is the second business day preceding the date of closing of the merger, as reported by NASDAQ. During the trading period ended on _______, 2013, the GABC Pre-Closing Market Price Per Share was $____; at that price (and at any other GABC Pre-Closing Market Price Per Share at or above $22.91), the exchange ratio would be 0.5456.

If German American declares a dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of German American common stock prior to the effective time of the merger (which is not anticipated or planned), then the range of the permitted exchange ratios will be adjusted accordingly, without duplication, to provide UCBN shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

UCBN’s shareholders will not receive fractional shares of German American common stock. Instead, you will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of German American common stock to which you are entitled multiplied by (ii) the volume weighted average price of a share of German American common stock over the twenty days on which German American’s shares traded that ended on the trading day immediately before the closing date.

Calculation of Possible Reduction in Cash Payment Amount

The merger agreement provides that the cash payment payable by German American to UCBN’s shareholders is subject to reduction in the event that UCBN’s “Effective Time Book Value” is less than (i) $14.000 million (inclusive of accumulated other comprehensive income (loss)) or (ii) $14.265 million (exclusive of accumulated other comprehensive income (loss). The greater of the dollar amounts by which either of such targets is not satisfied is referred to in the merger agreement as the “Shortfall,” which will be determined (if it exists) by the parties at the merger closing in accordance with the merger agreement as follows:

•	For purposes of determining whether there exists (and, if so, the dollar amount of) any Shortfall, the merger agreement defines a term “Effective Time Book Value”, which will be computed as follows:

(A) the estimated shareholders’ equity of UCBN as of the effective time of the merger (inclusive or exclusive of accumulated other comprehensive income (loss), as specified by the preceding sentence) determined in accordance with GAAP to the reasonable satisfaction of GABC no earlier than three business days prior to the date of the closing, and which shall reflect an allowance for loan and lease losses (the “Allowance”) calculated in a manner consistent with United Commerce’s historical practices, minus

(B) the aggregate amount, after tax, of any negative provision to the Allowance recorded by United Commerce during 2013 through the date of closing, plus

(C) the aggregate payments, after tax, received by United Commerce during 2013 through the date of closing in respect of loans charged off by United Commerce prior to January 1, 2013 and which are not more than 30 days’ delinquent at any time during 2013 (the “Performing Charged-Off Loans”), to the extent that such 2013 payments (1) are attributable solely to regular monthly payments of principal and interest (without regard to any acceleration provision in the underlying loan documents), (2) are recognized by United Commerce for financial reporting purposes solely as adjustments to the Allowance, and (3) do not result in an increase in UCBN’s shareholders’ equity determined in accordance with GAAP.

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•	The merger agreement specifies that the Effective Time Book Value shall be reduced by accruals for all of UCBN’s fees, expenses and costs relating to the mergers (regardless of whether GAAP would require that such obligations be accrued as liabilities as of the merger’s effective time), including but not limited to those incurred by UCBN in negotiating the terms of the mergers, preparing, executing and delivering the merger agreement, obtaining shareholder and regulatory approvals, and closing the mergers, and including fees, expenses and costs that might not be deemed earned or become payable until after the effective time of the merger, such as but not limited to investment banking fees and similar payments for services performed prior to the effective time that may not be deemed earned unless and until the mergers have become effective.

In the event of such a Shortfall, then the cash payment amount shall be reduced by a per share amount (rounded to the nearest whole cent) equal to the quotient obtained by dividing the dollar amount of the Shortfall by One Million Forty Seven Thousand Three Hundred Thirty Three (1,047,333). As of the date of this proxy statement/prospectus, German American and UCBN estimate that the Shortfall (if the closing of the merger had occurred on that date) would have been approximately $_____ and that the cash payment amount under that assumption would have been reduced (by __cents) to $1.__ per UCBN share.

Exchange of Certificates

Computershare (German American’s transfer agent and registrar) will act as the exchange agent and handle the exchange of UCBN stock certificates for certificates representing German American’s shares and any cash consideration that may be payable to UCBN shareholders. Promptly following the effective time of the merger, the exchange agent will send a letter of transmittal to each former UCBN shareholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering UCBN stock certificates. You should not return stock certificates with the enclosed proxy card.

UCBN shareholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive certificates for the shares of German American’s common stock into which their shares of UCBN common stock were converted pursuant to the merger and a check for the amount of cash consideration (if any) to which such shareholder is entitled.

After the merger, each certificate that previously represented shares of UCBN common stock will only represent the right to receive:

•	certificates representing the shares of German American’s common stock into which those shares of UCBN common stock have been converted;

•	cash in the amount of the cash merger consideration, if any; and

•	cash in lieu of any fractional share of German American common stock.

After the completion of the merger, UCBN will not register any transfers of shares of UCBN common stock.

UCBN Restrictions

Under the merger agreement, UCBN has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, UCBN and United Commerce are required to conduct their business and to discharge or incur obligations and liabilities only in the ordinary course of business, as conducted prior to the execution of the merger agreement.

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The following is a summary of the more significant restrictions imposed upon UCBN and United Commerce, subject to the exceptions set forth in the merger agreement:

•            declaring or paying any dividends on shares of UCBN common stock or making any other distribution to shareholders;

•            issuing or agreeing to issue any stock (except for the issuance of shares upon the exercise of stock options) or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or securities convertible into or exchangeable for any capital stock;

•            redeeming, purchasing or otherwise acquiring any of its outstanding shares or agreeing to do so;

•            effecting a stock split, reverse split, reclassification or other similar change in any common or other capital stock or otherwise reorganizing or recapitalizing;

•            changing its articles of incorporation or bylaws;

•            except as separately agreed by German American, paying or agreeing to pay any bonus, additional compensation (other than ordinary and normal bonuses and salary increases consistent with past practices) or severance benefit or otherwise making any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees;

•            adopting or making any change in any employee benefit plan or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees;

•            borrowing or agreeing to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guaranteeing or agreeing to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit;

•            making or committing to make loans or loan commitments or renewals of loans, or purchasing loan participations, in amounts exceeding certain specified amounts;

•            purchasing or otherwise acquiring any investment security for their own accounts, or selling any investment security owned by either of them which is designated as held-to-maturity, or engaging in any activity that would require the establishment of a trading account for investment securities;

•            increasing or decreasing the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

•            entering into or amending any material agreement, contract or commitment out of the ordinary course of business;

•            except in the ordinary course of business, placing on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance;

•            except in the ordinary course of business, canceling, releasing, compromising or accelerating any material indebtedness owing to UCBN or United Commerce, or any claims which either of them may possess, or voluntarily waiving any material rights with respect thereto;

•            selling or otherwise disposing of any real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness;

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•            foreclosing upon or otherwise taking title to or possession or control of any real property (other than certain single-family, non-agricultural residential property) without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified person or firm reasonably acceptable to German American, which does not indicate the presence of material or reportable quantities of pollutants, contaminants or hazardous or toxic waste materials on the property;

•            committing any act, or failing to do any act, that causes a material breach of any material lease, agreement, contract or commitment;

•            violating any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings;

•            purchasing any real or personal property or making any other capital expenditure where the amount paid or committed therefor is in excess of certain individual and aggregate threshold dollar amounts, other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of UCBN’s or United Commerce’s loans;

•            issuing certificate(s) for shares of UCBN common stock to any UCBN shareholder in replacement of certificate(s) claimed to have been lost or destroyed without first obtaining from such shareholder(s), at the expense of such shareholder(s), a surety bond from a recognized insurance company in an amount that would indemnify UCBN (and its successors) against loss on account of such lost or destroyed certificate(s) (in an amount not less than the amount that German American’s transfer agent would require in the case of lost or destroyed stock certificates of equal value of German American common stock), and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s); or

•            holding a special, regular or annual meeting (or take action by consent in lieu thereof) of the board of directors or the sole shareholder of United Commerce for the purpose of appointing or electing any new member to the board of directors of UCBN or of United Commerce (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by German American.

In addition, UCBN agreed to notify German American in writing of the occurrence of any matter or event known to UCBN that is, or is likely to become, materially adverse to the business, operations, properties, assets or financial condition of UCBN taken as a whole.

UCBN Non-Solicitation and Non-Discussion Covenants

UCBN has agreed that, until the effective time of the merger or until the termination of the merger agreement, except with the written approval of German American or to the extent required under the fiduciary duties applicable to the UCBN directors under Indiana law, UCBN will neither permit nor authorize its directors, officers, employees, agents or representatives (or those of United Commerce) to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to UCBN or United Commerce or to which UCBN or United Commerce may become a party (all such transactions are referred to in this proxy statement/prospectus as “acquisition transactions”). UCBN also agreed to promptly communicate to German American the terms of any proposal, indication of interest, or offer which UCBN or United Commerce receives with respect to an acquisition transaction.

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UCBN Board Recommendation Requirements

The merger agreement contains provisions that require UCBN’s board of directors to submit the merger agreement to consideration by UCBN’s shareholders at the special meeting with a favorable recommendation of its board of directors. The merger agreement, however, provides that any or all of the members of the board may under certain circumstances be excused from the requirement of the merger agreement to recommend the German American merger proposal if their fiduciary duties to shareholders when considered in light of such circumstances would require that they change their recommendation in a manner that would be adverse to the interests of German American.

German American Covenants

German American has agreed to use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the merger agreement and to effect the merger in accordance with the terms and conditions set forth in the merger agreement. German American has also agreed to file or cooperate with UCBN in filing all regulatory applications required in order to consummate the merger, and the merger of United Commerce into German American Bancorp, including all necessary applications for the prior approvals (if not waived) of the Federal Reserve Board under the Bank Holding Company Act and of the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation. German American has agreed to keep UCBN reasonably informed as to the status of such applications and promptly send or deliver copies of such applications, and of any supplementally filed materials, to counsel for UCBN. In addition, German American has agreed to use its best efforts to cause the registration statement of which this proxy statement/prospectus is a part to become effective as soon as practicable.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors (see “THE MERGER AGREEMENT — Employee Benefit Matters” and “THE MERGER — Interests of Certain Persons in the Merger”).

Representations and Warranties

UCBN and German American .  The merger agreement contains representations and warranties made by UCBN and German American. These include, among other things, representations relating to:

•     due corporate organization and existence;

•     capitalization;

•     corporate power and authority to enter into the merger and the merger agreement;

•     subsidiaries;

•     financial information;

•     agreements with banking authorities;

•     litigation;

•     compliance with laws; and

•     broker’s, finder’s or other fees.

German American. German American represents and warrants to UCBN in the merger agreement regarding among other things:

•     compliance with and accuracy of SEC filing requirements, including internal control requirements;

•     filing of necessary reports with regulatory authorities;

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•     accuracy of statements made and materials provided to the other party; and

•     absence of material adverse changes in financial condition since December 31, 2012.

UCBN. UCBN makes additional representations and warranties to German American in the merger agreement relating to, among other things:

•     employment agreements;

•     filing of reports;

•     loans and investments;

•     employee benefit plans;

•     title to assets;

•     insurance;

•     environmental matters;

•     material contracts;

•     compliance with Americans with Disabilities Act;

•     accuracy of statements made and materials provided to the other party; and

•     absence of material adverse changes in financial condition since December 31, 2012.

Conditions to Completion of the Merger

Closing Conditions for the Benefit of German American.  German American’s obligations are subject to fulfillment of the following conditions (unless such conditions may by law be waived and German American elects to waive them):

•	truth of representations and warranties of UCBN and United Commerce in all material respects as of the closing date (except for such changes since the date of the merger agreement as have not had, and can not reasonably be expected to have, when considered together with all such other changes, any effect that constitutes a “material adverse effect” as defined by the merger agreement);

•	performance by UCBN and United Commerce in all material respects of their agreements under the merger agreement;

•	approval of the merger by UCBN shareholders;

•	absence of any restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the above;

•	receipt of all necessary regulatory approvals (without burdensome conditions);the registration statement of which this proxy statement/prospectus is part has been declared effective by the SEC and continues to be effective as of the effective time;

•	receipt from UCBN at closing of certain items set forth in the merger agreement;

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•	if any UCBN shareholders have timely provided notice of their intent to exercise dissenters’ rights under Indiana law, such notices do not relate to more than 10% of the number of shares of UCBN common stock outstanding on the closing date;

•	receipt of a written tax opinion of the law firm of Ice Miller LLP; and

•	the consolidated shareholders’ equity of UCBN is at least (as of closing) at a level at or above that level at which the cash payment to shareholders of UCBN required pursuant to the merger would be eliminated by reason of the Shortfall provisions of the merger agreement. See “THE MERGER AGREEMENT - Calculation of Possible Reduction in Cash Payment Amount,” p. 39.

Closing Conditions for the Benefit of UCBN .  UCBN’s obligations are subject to fulfillment of the following conditions (unless such conditions may by law be waived and UCBN elects to waive them):

•	truth of representations and warranties of German American (and its subsidiary bank) in all material respects as of the closing date (except for such changes since the date of the merger agreement as have not had, and can not reasonably be expected to have, when considered together with all such other changes, any effect that constitutes a “material adverse effect” as defined by the merger agreement);

•	performance by German American (and its subsidiary bank) in all material respects of their agreements under the merger agreement;

•	approval of the merger by UCBN shareholders;

•	absence of any restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the above;

•	receipt of all necessary regulatory approvals;

•	receipt from German American at closing of certain items set forth in the merger agreement;

•	the registration statement has been declared effective by the SEC and continues to be effective as of the effective time; and

•	receipt of a written tax opinion of the law firm of Ice Miller LLP.

Termination

The merger agreement may be terminated by mutual consent of German American and UCBN at any time prior to the filing of articles of merger with respect to the merger with the Indiana Secretary of State. Additionally, subject to conditions and circumstances described in the merger agreement, either German American or UCBN may terminate the merger agreement if any of the following occur:

•	the other party has breached any representation or warranty contained in the merger agreement (other than those breaches that do not have and would not reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on the other party as defined by the merger agreement) which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach;

•	the other party has breached in any material respect any of the covenants or agreements contained in the merger agreement, which breach cannot be cured, or has not been cured within 30 days after the giving of written notice to the other party of such breach;

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•	any of the conditions to the obligations of such party are not satisfied or waived on or prior to the closing date, immediately upon delivery of written notice thereof to the other party on the closing date;

•	UCBN shareholders do not adopt the merger agreement at the UCBN special meeting;

•	in the event there are certain adverse environmental reports or title defects with regard to real estate owned or leased by UCBN;

•	in the event of certain adverse regulatory determinations;

•	the merger has not been closed by December 31, 2013; or

•	the other party has become part or subject to any cease and desist order imposed by any federal or state banking agency.

Termination Fee

German American may demand a $600,000 termination fee from UCBN, if the merger agreement is terminated by German American:

•	due to the failure of the UCBN Board of Directors to recommend the merger and this merger agreement to the UCBN shareholders, or

•	due to the withdrawal by the UCBN Board of Directors of such recommendation after UCBN’s receipt of a proposal for a business combination with any third party.

Amendment and Waiver

Amendment .  The merger agreement may only be amended or modified by a written agreement between the parties.

Waiver .  At any time prior to the effective time of the merger, certain conditions of the merger may be waived by German American or UCBN. Any agreement on the part of a party to the merger agreement to any extension or waiver will be valid only if set forth in a written instrument signed on behalf of that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of those rights.

Management and Operations After the Mergers

After the merger and the follow-up merger of United Commerce with and into German American Bancorp, the German American board of directors will remain the same.

Employee Benefit Matters

Employees of the United Commerce immediately prior to the merger who continue employment with German American immediately following the merger will receive credit for prior service with United Commerce for purposes of eligibility and vesting (but not benefit accruals) under any employee benefit plans, programs, or arrangements maintained by German American following the merger. Such employees will generally receive credit for accrued but unused vacation and sick time earned prior to the effective time of the merger.

Expenses

All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses, except that UCBN may be required to pay a termination fee of $600,000 to German American in the event the merger is terminated prior to the closing date under certain circumstances described under “Termination Fee” above.

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THE SPECIAL MEETING

This proxy statement/prospectus is being provided to the shareholders of UCBN in connection with the solicitation of proxies by the UCBN board of directors for use at the special meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides the shareholders of UCBN with the information they need to know to be able to vote or instruct their vote to be cast at the UCBN special meeting.

Date, Time and Place

The special meeting of the holders of UCBN shares will be held at     ..m., local time, on September 27, 2013, at the       , located at      .

Purpose of the Special Meeting

At the special meeting, UCBN shareholders will be asked to consider and vote on the following proposals:

•     to approve the merger agreement and related plan of merger and approve the merger and the other transactions contemplated thereby; t

•     to adjourn the special meeting of shareholders (upon the motion of any shareholder of record entitled to vote thereon duly made and seconded) if necessary to permit further solicitation of proxies for approval of the merger agreement proposal; and

•     to conduct other business that properly comes before the UCBN special meeting or any adjournment thereof.

The UCBN board of directors recommends a vote “FOR” the proposal to approve the merger agreement and approve the merger and “FOR” the adjournment proposal.

Record Date

Only holders of record of UCBN shares at the close of business on August 22, 2013, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any postponement or adjournments thereof. As of the UCBN record date, 965,333 shares of UCBN common stock were outstanding and entitled to vote at the meeting, held by        holders of record.

Each share of UCBN is entitled to one vote on each matter presented to the UCBN shareholders. A complete list of UCBN shareholders of record entitled to vote at the special meeting will be available for examination by any UCBN shareholder at UCBN’s principal executive offices, for any purpose germane to the special meeting, during normal business hours for a period of five (5) days before the special meeting. The list will also be available at the place of meeting for the duration thereof.

Quorum

In order to carry on the business of the meeting, UCBN must have a quorum. A quorum of UCBN shareholders requires the presence, in person or represented by proxy, of at least a majority of the issued and outstanding shares entitled to vote at the meeting. Proxies properly executed and marked with a positive vote, a negative vote or an abstention, as well as broker non-votes, will be considered to be present at the special meeting for purposes of determining whether a quorum is present for the transaction of all business at the special meeting. A broker non-vote occurs when a nominee for a broker holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

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Required Vote to Approve the Proposals

The affirmative vote of the holders of a majority of the outstanding shares of UCBN entitled to vote on the merger is required to approve the merger agreement and approve the merger. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the merger agreement.

The affirmative vote of the holders of a majority of the shares of UCBN present in person or represented by proxy and entitled to vote at the special meeting is required to approve any proposal to adjourn the special meeting, including adjournments to permit further solicitation of proxies.

Treatment of Abstentions and Broker Non-Votes

Abstentions with respect to shares will be counted as shares that are present and entitled to vote for purposes of determining the number of shares that are present and entitled to vote with respect to any particular proposal, but will not be counted as votes in favor of such proposal. Because approval of the merger and the adoption of the merger agreement requires the affirmative vote of a majority of the shares of UCBN issued and outstanding, if a shareholder responds to the merger proposal with an abstention, the abstention will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the approval of the merger.

Similarly, broker non-votes will be counted as shares that are present but NOT entitled to vote with respect to any proposal. Since the shares represented by the broker non-votes cannot vote “FOR” the merger proposal, they will have the same effect as a vote “AGAINST” the merger proposal. If you are a beneficial owner of UCBN common stock held by a broker or other nominee, you must instruct your nominee how to vote. Your nominee cannot vote your shares on your behalf without your instructions.

Attending the Special Meeting In Person

All UCBN shareholders of record as of the record date for the special meeting may attend the special meeting. UCBN shareholders who wish to attend the special meeting in person but who hold their shares in “street name,” meaning the name of a broker, bank or trust company, or other nominee who is the record holder, must bring proof of their ownership and identification with a photo to the special meeting. For example, you may bring an account statement showing that you beneficially owned shares of UCBN as of the record date as acceptable proof of ownership. WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED. Accordingly, please promptly submit your proxy in the manner discussed below. If you do attend the special meeting and desire to vote in person, you may do so by withdrawing your proxy at that time.

How to Vote; Voting of Proxies

A shareholder may vote by proxy or in person at the meeting. UCBN shareholders may vote their shares at the special meeting:

•	In Person: by attending the special meeting and voting their shares in person; or

•	By Mail: by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed post-prepaid envelope.

Every UCBN shareholder’s vote is important. Accordingly, each UCBN shareholder who holds shares of record directly in that shareholder’s name should sign, date and return the accompanying proxy card whether or not it plans to attend the special meeting in person.

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Giving a proxy means that a shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the special meeting in the manner it directs. UCBN requests that shareholders intending to submit a proxy by mail complete and sign the accompanying proxy and return it to UCBN as soon as possible in the enclosed postage-paid envelope. If the accompanying proxy is returned properly executed, the shares of common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.

If a shareholder’s shares are held in “street name” by a bank or trust company, broker or other nominee that has provided a voting form, the shareholder should follow the instructions provided on such voting form.

It is not expected that any matter not referred to herein will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies submitted to UCBN will have discretion to vote on such matters in accordance with their best judgment. However, any shares of UCBN represented by proxies that have been voted “AGAINST” the merger or AGAINST the adjournment proposal will not be used to vote “FOR” an adjournment of the special meeting to allow additional time to solicit additional proxies.

A UCBN shareholder may receive more than one proxy statement/prospectus or proxy card. This duplication will occur if such shareholder’s shares of common stock are registered in different names or are in more than one type of account maintained by Registrar and Transfer Company, UCBN’s transfer agent. In order to have all its common stock voted, a UCBN shareholder should sign and return all the proxy cards it receives. In order to have its accounts registered in the same name(s) and address, a UCBN shareholder should call Registrar and Transfer Company at (800) 368-5948.

Do not send any stock certificates with your proxy cards. If the merger is approved and adopted by UCBN shareholders at the special meeting, and the merger is closed, the exchange agent will mail transmittal forms with instructions for the surrender of share certificates for UCBN common stock as soon as practicable after completion of the merger.

Revocability of Proxies

A UCBN shareholder has the power to change its vote at any time before its shares are voted at the special meeting by (i) filing with UCBN’s Secretary (211 South College Avenue, Bloomington, Indiana 47404) a written notice of revocation bearing a date later than the date of such proxy, (ii) submitting a subsequent proxy relating to the same shares, or (iii) attending the special meeting and voting in person. Attendance at the special meeting without voting will not itself revoke a proxy.

However, if a shareholder holds its shares through a bank, broker or other nominee, it may revoke its instructions only by informing the nominee in accordance with any procedures established by such nominee.

Solicitation of Proxies

UCBN’s board of directors is soliciting proxies to be voted at the special meeting of UCBN’s shareholders. UCBN will pay the costs and expenses of soliciting and obtaining proxies. Following the original mailing of this proxy statement/prospectus and other soliciting materials, UCBN and its directors, officers, and employees also may solicit proxies by mail, telephone, facsimile or other electronic means or in person. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this proxy statement/prospectus and other soliciting materials, UCBN will request brokers, custodians, nominees and other record holders of UCBN common stock to forward copies of this proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of UCBN common stock and to request authority for the exercise of proxies. In these cases, UCBN will, upon the request of the record holders, reimburse these holders for their reasonable expenses.

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Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to multiple UCBN shareholders who share the same address under certain circumstances, unless contrary instructions are received from shareholders. Each UCBN shareholder continues to receive a separate proxy card. This procedure, referred to as “householding,” reduces the volume of duplicate information UCBN shareholders receive and reduces mailing and printing expenses for UCBN. UCBN shareholders who hold their shares through a bank, broker or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a UCBN shareholder wishes to request delivery of a single copy of annual reports or proxy statements or to revoke a “householding” consent previously provided to a bank, broker or other nominee, the shareholder must contact the bank, broker or other nominee, as applicable, to revoke such consent. In any event, if a shareholder wishes to receive a separate joint proxy statement/prospectus for the special meeting of UCBN shareholders, the shareholder may receive printed copies by contacting UCBN by mail at 211 South College Avenue, Bloomington, Indiana 47404, Attention: Thomas G. Risen, or by calling (812) 336-2265.

Any shareholders of record sharing an address who now receive multiple copies of UCBN’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household in the future should also contact UCBN, Attention: Thomas G. Risen, by mail or telephone, as instructed above. Any shareholders sharing an address whose shares of common stock are held by a bank, broker or other nominee who now receive multiple copies of UCBN’s annual reports and proxy statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment may be made without notice (to the extent permitted by the Indiana Business Corporation Law), other than by an announcement made at the special meeting of the time, date and place of the adjourned meeting. Whether or not a quorum exists, holders of a majority of the combined voting power of UCBN’s common stock present in person or represented by proxy at the special meeting and entitled to vote on an adjournment motion may adjourn the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow UCBN’s shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

THE UCBN BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER, AND “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER IMPORTANT INFORMATION REGARDING UCBN

Summary of UCBN’s Business

United Commerce Bancorp, which we refer to as UCBN in this document, is an Indiana corporation. It is headquartered in Bloomington, Indiana. UCBN’s principal activity is the ownership and management of its wholly owned subsidiary, United Commerce. United Commerce provides a full range of banking services to individual and corporate customers in Monroe County, Indiana, including Bloomington and the surrounding areas. As of June 30, 2013, United Commerce had total assets of approximately $128 million, total loans of approximately $87 million and total deposits of approximately $113 million.

UCBN Management

The table below sets forth the names of UCBN’s directors. None of these persons has been convicted in a criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors, and none of these persons has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. All of UCBN’s directors are citizens of the U.S. and can be reached c/o UCBN, 211 South College Avenue, Bloomington, Indiana 47404.

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Name	Age	Position(s)	Has served as a director since (includes service with predecessor entity)	Current term expires at annual meeting in year
Don A. Adams	69	Director and Secretary	2000	2014
Lawrence D. Rink, M.D.	72	Director	2000	2014
Sherman R. Bynum	62	Director	2000	2015
R. Daniel Grossman, M.D.	61	Director	2000	2015
Thomas G. Risen	66	Director, President and CEO	2000	2015
Geoffrey M. Godner	62	Chairman of Board Of Directors	2000	2016
Thomas C. Martin	62	Director	2000	2016

Certain Biographical Information for Each of UCBN’s Directors

Thomas G. Risen (age 66) has served as United Commerce Bank’s President and Chief Executive Officer since it began operations in January 2000.

Don A. Adams (age 69) has served for more than five years as the President of Century Services Corporation, an independent security guard company.

Sherman R. Bynum (age 62) has served as President of Bynum Fanyo and Associates, Inc., a Bloomington, Indiana-based architecture and engineering design firm, since the firm was organized in 1982.

Geoffrey M. Grodner (age 62) is an attorney with Mallor Grodner LLP in Bloomington, Indiana, where he has practiced law for more than five years.

R. Daniel Grossman, M.D. (age 61) is an ophthalmic surgeon with Integ Health System, P.C. He has been an ophthalmic surgeon in private practice in Bloomington since 1980.

Thomas C. Martin (age 62) has served as President of Bloomington Ford, Inc. and Community Chrysler Plymouth Dodge Jeep, Inc. in Martinsville, Indiana for more than five years.

Lawrence D. Rink, M.D. (age 72) is the Chairman Emeritus of the Board of Premier Health Care, a multi-specialty physician practice in south central Indiana, a position he has held for more than five years.

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Securities Ownership of Certain Beneficial Owners and Management of UCBN

As of August 22, 2013, UCBN had 965,333 shares of common stock outstanding, each of which is entitled to one vote on all matters. It does not have any preferred stock outstanding.

More-than-Five-Percent Beneficial Owners

UCBN is not aware that any person or group of persons beneficially owns more than five percent of the outstanding shares of UCBN common stock as of August 22, 2013, except that Vernon Pfaff owns 97,882 shares of UCBN common stock, representing approximately 10.1% of the total outstanding shares, the Tom and Angie Martin Irrevocable Family Trust owns 74,796 shares, representing approximately 7.8% of the total outstanding shares, and Thomas G. Risen owns 49,900 shares, representing approximately 5.2% of the total outstanding shares.

Director and Executive Officer Beneficial Ownership

The following table provides information about the shares of UCBN common stock beneficially owned by each director and executive officer of UCBN and by all directors and executive officers as a group as of August 22, 2013. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)

Directors:

Don A. Adams	18,000	(2)	1.9%

Sherman R. Bynum	16,500	(3)	1.7%

Geoffrey M. Grodner	25,570	(4)	2.7%

R. Daniel Grossman, M.D.	19,800	(3)	2.1%

Thomas C. Martin	35,304	(5)	3.7%

Lawrence D. Rink, M.D.	30,350	(3)	3.1%

Thomas G. Risen	49,900	(6)	5.2%

Executive Officers:

David L. Musgrave	5,105	(3)	* %

Charles E. Thompson	6,200	(3)	* %

Jerry L. Towle	2,500	(3)	* %

All directors and executive officers as a group (10 persons)	209,229		21.7%

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* Represents less than one percent

(1)  Based upon information furnished by the respective directors and executive officers. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic power with respect to the shares. Includes shares beneficially owned by members of the immediate families of the directors residing in their homes.

(2)   Includes 2,410 shares owned by Mr. Adams’ spouse. Excludes options to acquire 5,000 shares under the United Commerce Bancorp 2011 Stock Option Plan (the “Stock Option Plan”).

(3)  Excludes options to acquire 5,000 shares under the Stock Option Plan.

(4) Includes 2,500 shares owned by a partnership of which Mr. Grodner is a general partner. Excludes options to acquire 5,000 shares under the Stock Option Plan.

(5) Excludes 74,796 shares held by the Tom and Angie Martin Irrevocable Family Trust over which Mr. Martin does not possess voting control,900 shares held by Mr. Martin’s spouse as to which shares Mr. Martin disclaims beneficial ownership and options to acquire 5,000 shares under the Stock Option Plan.

(6) Excludes 3,500 shares owned by Mr. Risen’s spouse as to which shares Mr. Risen disclaims beneficial ownership and options to acquire 12,500 shares under the Stock Option Plan

COMPARISON OF RIGHTS OF UCBN SHAREHOLDERS
AND GERMAN AMERICAN SHAREHOLDERS

At present, the rights of shareholders of UCBN, an Indiana corporation, are governed by UCBN’s articles of incorporation and by-laws as well as by Indiana law. Upon completion of the merger, the rights of UCBN shareholders who receive shares of German American common stock in exchange for their shares of UCBN common stock and become shareholders of German American will be governed by the articles of incorporation and by-laws of German American, and Indiana law. The following discussion summarizes material differences between the rights of UCBN’s shareholders and German American’s shareholders and is not a complete description of all differences. This discussion is qualified in its entirety by reference to the Indiana Business Corporation Law, or IBCL, German American’s articles of incorporation and by-laws, and UCBN’s articles of incorporation and by-laws.

Authorized Capital Stock

German American .  German American is currently authorized to issue up to 30,000,000 common shares, no par value, of which 12,666,836 shares were outstanding as August 1, 2013. German American is also authorized to issue up to 500,000 preferred shares, no par value. As of the date of this proxy statement/prospectus, there are no preferred shares outstanding. If any new series of preferred shares is issued, German American’s board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred shares.

UCBN.  UCBN is currently authorized to issue up to 4,000,000 shares of common stock without par value, of which 965,333 shares were outstanding as of August 22, 2013, and up to 1,000,000 shares of preferred stock, without par value, none of which were outstanding as of August 22, 2013.

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Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

German American .  German American’s board of directors has adopted a charter for the governance/nominating committee of the board, which directs the committee to evaluate candidates for nomination by the board for election to the board, and specifies that the board will consider for nomination for election to the board only those candidates who are recommended for nomination by the governance/nominating committee. In evaluating candidates for membership on the board, the governance/nominating committee will consider favorably those candidates who, in the governance/nominating committee’s judgment, (a) possess demonstrated business and financial judgment, strategic thinking, general management experience or perspective, leadership, experience in industry with comparable complexities, general knowledge of financial services industry, and familiarity with local, state, regional and national issues affecting business; (b) have a background that serves the board’s interest in a membership comprised of individuals with varied occupational experience and perspective; (c) have sufficient time to devote to German American’s business; (d) possess the highest moral and ethical character and agree to uphold and assure compliance of German American’s Code of Business Conduct; (e) have a history of community involvement and civic-mindedness; (f) are not engaged (directly or indirectly) in any activity adverse to, and do not serve on the board of directors of (or have any material ownership interest in), any other company whose interests are adverse to, or in conflict with, German American’s interests; and (g) possess the ability to oversee, as a director, the business and affairs of German American for the benefit of all constituencies of German American.

Subject to certain qualifications, in connection with each annual meeting of shareholders, the governance/nominating committee will consider candidates that have been recommended by shareholders for nomination at the annual meeting, if the recommendations are submitted by letter addressed to the attention of the Chairman of the governance/nominating committee in care of German American’s Secretary, mailed by registered or certified mail (return receipt requested), and received by the Secretary at German American’s principal executive offices on or before December 1 of the year preceding the annual meeting for which the recommendation is made. In addition to considering candidates who are recommended by shareholders, the governance/nominating committee will meet from time to time with members of the board, including the chief executive officer and other officers who may be members of the board, and with other executive officers of German American with a view to identifying persons who may be qualified to serve on the board.

Under German American’s bylaws, no business may be brought before an annual meeting unless in one of the following ways: (i) it is specified in the notice of the meeting (which includes shareholder proposals that German American is required to include in its proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act; (ii) such business is otherwise brought before the meeting by or at the direction of the board of directors; or (iii) such business is brought before the meeting by a shareholder who has delivered notice to German American (containing certain information specified in our bylaws) not less than 60 nor more than 90 days prior to the meeting. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in German American’s proxy statement.

UCBN. The governance and nominating committee of the UCBN board of directors selects the individuals who will run for election to UCBN’s board each year. The UCBN by-laws provide that directors must have their primary domicile in Monroe County, Indiana or a county contiguous thereto.

Nominations to the UCBN board of directors may be made by or at the direction of the board of directors, by the nominating committee or by a shareholder who complies with the notice procedures set forth in the by-laws. Under UCBN’s by-laws, a shareholder nomination submitted by an eligible shareholder will be considered untimely if it is received by UCBN later than the date that is 120 days in advance of the meeting of shareholders called for the purpose of electing directors. If UCBN provides less than 130 days’ notice or prior public disclosure of the date of the meeting, a shareholder nomination shall be untimely if UCBN receives the proposal later than the close of business on the tenth day following the day such notice of the date of the meeting was mailed or such public disclosure was made. For purposes of this requirement, the date of the annual meeting specified in UCBN’s code of by-laws is deemed to qualify as prior public disclosure, assuming that the annual meeting is held on that date. If the UCBN board of directors receives notice of such a proposal after such dates, each proxy that the board receives will confer upon it the discretionary authority to vote on the proposal in the manner the board of directors deems appropriate, even though there is no discussion of the proposal in UCBN’s proxy statement for the annual meeting.

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At an annual meeting of shareholders, only such business shall be conducted as shall have ben properly brought before the meeting. To be properly brought before the meeting, business must be (a) specified in the notice of the meeting, (b) otherwise properly brought before the meeting by or at the direction of the board, or (c) otherwise properly brought before the meeting by a shareholder. A shareholder proposal being submitted by eligible shareholders to be included in UCBN’s proxy statement, will be considered untimely if it is received by United Commerce Bancorp later than the date that is 120 days in advance of the annual meeting. If UCBN provides less than 130 days’ notice or prior public disclosure of the date of the next annual meeting, a shareholder proposal shall be untimely if United Commerce Bancorp receives the proposal later than the close of business on the 10th day following the day such notice of the date of the meeting was mailed or such public disclosure was made. For purposes of this requirement, the date of the annual meeting specified in UCBN’s by-laws is deemed to qualify as prior public disclosure, assuming that the annual meeting is held on that date. If the board of directors receives notice of such a proposal after such dates, each proxy that the board of directors receives will confer upon it the discretionary authority to vote on the proposal in the manner the board deems appropriate, even though there is no discussion of the proposal in UCBN’s proxy statement for the annual meeting.

Number of Members of Board of Directors

German American.  German American’s by-laws state that the number of directors will be at least nine and no more than fourteen, as fixed by resolution of the board of directors from time to time. Each director holds office for the term for which he or she was elected and until his or her successor shall be elected and qualified, whichever period is longer, or until his or her death or until he or she resigns or has been removed. The number of directors currently designated by German American is eleven. The bylaws of German American divide the board of directors of German American into three equal (or as nearly equal as possible) classes of directors serving staggered three-year terms. As a result, approximately one-third of the board is elected each year. Any vacancy is filled by a majority vote of the remaining directors of such board.

UCBN.  UCBN’s bylaws state that the number of directors will be at least three and no more than fifteen, as fixed by resolution of the board of directors from time to time. Each director holds office until the election and qualification of his or her respective successor in office, or until his or her death, resignation or removal. The number of directors currently designated by UCBN is seven. The bylaws of UCBN divide the board of directors into three classes serving staggered three-year terms. As a result, roughly one-third of the board is elected each year. Any vacancy is filled by a majority vote of the remaining directors of the board.

Amendment of Articles of Incorporation and By-Laws

German American.  Indiana law generally requires shareholder approval by a majority of a quorum present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to a corporation’s articles of incorporation. German American’s articles of incorporation require a super-majority shareholder vote of 80% of its outstanding shares of common stock for the amendment of certain significant provisions. German American’s articles of incorporation and bylaws provide that the bylaws may be amended only by the majority vote of the board of directors then in office.

UCBN.  UCBN’s articles of incorporation may be amended by a majority of a quorum present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). UCBN’s articles of incorporation require a super-majority vote of the holders of at least 80 percent of the voting power of all outstanding voting capital shares, in addition to approval by any particular class of capital stock, for the amendment of certain significant provisions. UCBN’s bylaws, by their terms, may be amended by a majority vote of the whole board of directors at a duly-convened meeting of the board.

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Transactions with Interested Security Holders

German American .  Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL. German American’s articles of incorporation provide that this “business combinations” provision of Indiana law does not apply to it. German American could elect in the future to avail itself of the protection provided by the Indiana business combinations provision through an amendment to its articles of incorporation approved by a majority of the outstanding shares; however, such an election would not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election.

The articles of incorporation of German American include a provision imposing certain supermajority vote and minimum price requirements on any “business combination” with a “related person” unless the combination has been approved by the vote of two thirds of certain members of the board of directors of German American who are not associated with the related person. This provision defines “business combination” very broadly to include, subject to certain conditions, (i) any merger or consolidation of German American or any of its subsidiaries into or with a related person, its affiliates or associates; (ii) any sale, exchange, lease, transfer or other disposition by German American or any of its subsidiaries of all or any substantial part of its or their assets or businesses to or with a related person, its affiliates or associates; (iii) the purchase, exchange, lease or acquisition by German American or any of its subsidiaries of all or any substantial part of the assets or businesses of a related person, its affiliates or associates; (iv) any reclassification of securities, recapitalization or other transaction that has the effect of increasing the proportionate amount of German American’s common stock (or other voting capital security) beneficially owned by a related person; (v) any partial or complete liquidation, spinoff or splitup of German American or any of its subsidiaries; and (vi) the acquisition by a related person of beneficial ownership upon issuance of common stock (or other voting capital shares) of German American or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares. “Related person” also is defined broadly to mean any person (which includes any individual, corporation or entity other than German American or its subsidiaries) who (i) is the beneficial owner of ten percent or more of the outstanding shares of German American common stock (or other voting capital security) (a “ten percent shareholder”); (ii) any person who within the preceding two-year period has been a ten percent shareholder and who directly or indirectly controls, is controlled by, or is under common control with German American; or (iii) any person who has received, other than pursuant to or in a series of transactions involving a public offering within the meaning of the Securities Act, German American common stock (or other voting capital security) that has been owned by a related person within the preceding two-year period. In the absence of approval by the German American directors who are not associated with the related person or, in the alternative, the agreement by the related person to pay all other shareholders a certain minimum price for their shares, a business combination with a related person would require the approval of 80 percent of the outstanding voting stock plus the approval of a majority of the outstanding shares that are not controlled by the related person. In general terms, the restrictions apply to mergers or consolidations of German American or any subsidiary with any related person, transfers or encumbrances of all or substantially all of the assets of German American to a related person, the adoption of any plan of liquidation proposed by a related person or any transaction which would have the effect, directly or indirectly, of increasing the proportionate share of any class of equity securities of German American or any shareholder (including affiliates and associates) who is the beneficial owner of more than 10 percent of the voting power of the then outstanding shares entitled to vote generally in the election of directors of German American. If this provision were not included in the articles of incorporation of German American, then mergers, consolidations, and sales of all or substantially all assets would require only the approval of a majority of the board of directors and (subject to the rights of any preferred stock issued in the future) the affirmative vote of a majority of the total number of outstanding shares of German American entitled to vote on the matter.

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German American’s articles of incorporation also include provisions requiring the board of directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, such as the social and economic effects on employees, customers, creditors and the communities in which German American operates. This provision requires an 80% affirmative vote of the issued and outstanding shares of German American common stock entitled to vote thereon in order to be amended or repealed.

UCBN.  UCBN is not subject to the protection provided by the Indiana business combination provision of the IBCL because it does not have any securities registered under Section 12 of the Securities Exchange Act. The UCBN articles of incorporation require that certain business combinations between UCBN (or any majority-owned subsidiary thereof) and a 10% or greater shareholder either be approved (i) by at least 80% of the total number of outstanding voting shares of UCBN or (ii) by a majority of certain directors unaffiliated with such 10% or greater shareholder or involve consideration per share generally equal to the higher of (A) the highest amount paid by such 10% shareholder or its affiliates in acquiring any UCBN shares or (B) the “fair market value" (generally, the highest closing bid paid for the Common Stock during the thirty days preceding the date of the announcement of the proposed business combination or on the date the 10% or greater shareholder became such, whichever is higher).

Control Share Acquisition

German American .  The IBCL includes a “control share acquisition” provision that, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. If such approval is not obtained, the shares held by the acquiror may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. The control share acquisition provision does not apply to a plan of affiliation and merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange. German American is subject to the control share acquisition provision.

UCBN .  The control share acquisition provisions of the IBCL are not applicable to UCBN.

Shareholder Rights Plan

Neither German American nor UCBN have adopted a plan, commonly known as a “shareholder rights plan,” that is currently in effect.

Annual Meeting of Shareholders

German American .  The annual meeting of shareholders of German American is held at such time, place and date as the board of directors designates.

UCBN.  UCBN’s by-laws state that the annual meeting of shareholders of UCBN is held at 1:30 p.m. on the third Tuesday in April of each year, or if that date falls on a legal holiday, on the next following day that is not a holiday.

Special Meetings of Shareholders

German American .  German American’s by-laws state that special meetings may be called by the board of directors or the president, and shall be called by the board upon delivery to German American’s secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

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UCBN.  UCBN’s bylaws state that a special meeting may be called only by the chairman of the board of directors or by a resolution adopted by a majority of the total number of directors of UCBN.

Notice of Shareholder Meetings

German American .  German American must provide notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

UCBN .  UCBN must provide written notice to shareholders of each annual and special meeting of shareholders no less than 10 nor more than 60 days before the date of the meeting.

Indemnification

German American .  Subject to certain conditions, German American has agreed by its bylaws to indemnify each director or officer against expenses, judgments, taxes, fines and amounts paid in settlement, whether incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding to which he or she is, or is threatened to be made, a party by reason that he or she is or was a director, officer or employee of German American.

UCBN.  Subject to certain conditions, UCBN’s articles of incorporation provide for the indemnification of each director and officer of the corporation and any person serving at the request of UCBN as a director, officer, employee or agent of another corporation or other enterprise against expenses, judgments, fines, penalties, courts costs and amounts paid in settlement incurred by him or her in connection with such action, suit or proceeding.

Removal of Directors

German American .  Directors may be removed at a meeting called expressly for the purpose of removing one or more directors, with or without cause, by a vote of the holders of at least 80% of the shares then entitled to vote at an election of directors, provided, that a director who is elected by the holders of series of preferred shares may be removed only by a vote of the holders of at least 80% of the outstanding shares of that series then entitled to vote at an election of directors.

UCBN.  Directors of UCBN may be removed only for cause and only by the affirmative vote of at least 80% of the voting power of all of the shares entitled to vote at a meeting of shareholders called expressly for that purpose. “Cause” for this purpose shall be limited to the following: personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

Preemptive Rights

German American.  Although permitted by the IBCL, German American’s articles of incorporation do not provide for preemptive rights to subscribe for any new or additional German American common stock or other securities. However, preemptive rights may be granted to German American’s shareholders if German American’s articles of incorporation are amended to permit preemptive rights.

UCBN.  UCBN’s articles of incorporation do not provide for preemptive rights to subscribe for any new or additional UCBN common stock or other securities.

Rights of Dissenting Shareholders

German American.  The IBCL provides shareholders of an Indiana corporation that is involved in certain mergers, share exchanges or sales or exchanges of all or substantially all of its property the right to dissent from that action and obtain payment of the fair value of their shares. However, dissenters’ rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, or traded on the NASDAQ National Market or a similar market. Because German American’s common stock is presently quoted on the NASDAQ Global Select Market, holders of German American common stock presently have no dissenters’ rights in respect of their shares.

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UCBN.  Dissenters’ rights are available to UCBN shareholders in connection with the merger because UCBN’s common stock is not listed on a national securities exchange or designated as a National Market System security. For a description of dissenters’ rights, see “RIGHTS OF DISSENTING SHAREHOLDERS.”

RIGHTS OF DISSENTING SHAREHOLDERS

Under Indiana law, shareholders of UCBN will have dissenters’ rights with respect to the merger. If you are a shareholder of UCBN and you (or your broker or other “street name” record holder acting on your behalf) follow the procedures set forth in Chapter 44 of the Indiana Business Corporation Law, or IBCL, these rights will entitle you to receive the fair value of your shares of UCBN common stock rather than having your shares converted into the right to receive the cash payment and shares of German American common stock as described above. Accompanying this proxy statement/prospectus as Annex C is a copy of the text of Chapter 44 of the IBCL as of the date of this proxy statement/prospectus, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of shares of UCBN common stock. UCBN shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 44 of the IBCL in order to perfect their rights. UCBN and German American will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the IBCL.

Under Chapter 44, a UCBN shareholder of record for the special meeting who desires to assert dissenters’ rights must (1) deliver to UCBN before the shareholder vote is taken written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder’s shares in favor of the merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the shares of UCBN common stock registered in their names, except in limited circumstances. Shareholders who wish to be eligible to assert dissenters’ rights may send their written notice to Don A. Adams, Secretary, United Commerce Bancorp, 211 South College Avenue, Bloomington, Indiana 47404; the method of delivery of this written notice is at the risk of the shareholder, because the notice must actually be received by UCBN prior to the shareholder vote being taken.

If the merger is approved by the UCBN shareholders, UCBN must mail or deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten days after shareholder approval has occurred. The notice to dissenting shareholders must:

•	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

•	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

•	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was July 23, 2013, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

•	Set a date by which UCBN must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and

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•	Be accompanied by a copy of Chapter 44 of the IBCL.

A UCBN shareholder who is sent a notice to dissenters must then (a) demand payment for the shareholder’s shares of UCBN common stock, (b) certify whether the shareholder acquired beneficial ownership of the shares of UCBN common stock before July 23, 2013 (the date the merger was publicly announced) and (c) deposit the shareholder’s certificates representing shares of UCBN common stock in accordance with the terms of the notice to dissenters. A UCBN shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder’s shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

A UCBN shareholder who desires to exercise dissenters’ rights concerning the merger but who does not comply with the preliminary conditions described above will be considered not to be entitled to exercise dissenters’ rights. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the proposal to adopt the merger agreement and, accordingly, to have waived their dissenters’ rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Chapter 23-1-44 of the IBCL.

Upon consummation of the merger, German American will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was the beneficial owner of shares of UCBN common stock before July 23, 2013 (the date the merger was first publicly announced), German American’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. For those dissenters who became beneficial owners of shares of UCBN common stock on or after July 23, 2013, German American will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder’s demand or until German American is otherwise directed by a court of competent jurisdiction.

If the dissenting shareholder believes the amount paid or estimated by German American is less than the fair value for his or her shares of UCBN common stock or if German American fails to make payment to the dissenting shareholder within 60 days after the date set for demanding payment, the dissenting shareholder may notify German American in writing of the shareholder’s own estimate of the fair value of his or her shares of UCBN common stock and demand payment of his or her estimate (less the amount of any payment made by German American for the shares of UCBN common stock to the dissenting shareholder). Demand for payment must be made in writing within 30 days after German American has made payment for the dissenting shareholder’s shares of UCBN common stock or has offered to pay its estimate of fair value for the dissenting shareholder’s shares of UCBN common stock. German American will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder’s shares of UCBN common stock.

German American can elect to agree with the dissenting shareholder’s fair value demand, but if a demand for payment remains unsettled, German American must commence a proceeding in the circuit or superior court of Dubois County (Indiana) within 60 days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares of UCBN common stock. If German American fails to commence the proceeding within the 60 day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. German American must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder’s shares of UCBN common stock, plus interest, exceeds the amount paid by German American.

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The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against German American if the court finds that German American did not comply with Chapter 44 or against either German American or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 44.

If UCBN and German American do not consummate the merger within 60 days after the date set in the notice to dissenters for demanding payment and depositing certificates of shares of UCBN common stock, UCBN will return the deposited certificates. If after returning the deposited certificates UCBN and German American consummate the merger, UCBN will send a new notice to dissenters and repeat the payment demand process.

Every UCBN shareholder who does not deliver a notice of intent to demand payment for his or her shares of UCBN common stock as described above, or who votes in favor of the proposal to adopt the merger agreement, will have no right to dissent and to demand payment of the fair value of the shareholder’s shares of UCBN common stock as a result of the merger. Voting against the proposal to adopt the merger agreement does not in itself constitute the notice of intent to demand payment required by Chapter 44.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of UCBN common stock that surrenders all of its common stock for shares of German American common stock and cash in the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens that hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of UCBN common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their shares of UCBN common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise appraisal rights, persons that are, or hold their shares of UCBN common stock through, partnerships or other pass-through entities, or persons who acquired their shares of UCBN common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

UCBN shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions

The completion of the merger is conditioned upon the delivery to German American and UCBN of an opinion by Ice Miller LLP, tax counsel to German American (which we refer to as “Ice Miller”), that among other things, the merger of UCBN into German American will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. German American and UCBN expect to be able to obtain the tax opinion if, as expected:

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•	German American and UCBN deliver customary representations to German American’s tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both German American and UCBN to waive the condition that a tax opinion be delivered by Ice Miller, neither party currently anticipates doing so. However, if this condition were waived, UCBN would re-solicit the approval of its shareholders prior to completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Ice Miller has delivered to German American and UCBN its opinion, dated as of August 19, 2013, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. A copy of this opinion is attached as Exhibit 8.1 to the registration statement. Such opinion has been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinion and factual representations contained in certificates of officers of German American, German American Bancorp, UCBN and United Commerce, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

Exchange of Shares of UCBN Common Stock for Cash and Shares of German American Common Stock

A UCBN shareholder that exchanges all of its shares of UCBN common stock for a combination of shares of German American common stock and cash in the merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the merger and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the shares of German American common stock received in the merger over (b) the UCBN shareholder’s tax basis in its shares of UCBN common stock surrendered in exchange therefor.

The gain recognized will be capital gain unless the UCBN shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the holder’s ratable share of accumulated or current earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a UCBN shareholder’s receipt of cash has the effect of a distribution of a dividend, the UCBN shareholder will be treated as if it first exchanged all of its shares of UCBN common stock solely for shares of German American common stock and then German American immediately redeemed a portion of that stock for the cash that the holder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the UCBN shareholder if such receipt is, with respect to the UCBN shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code.

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In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of German American following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of German American the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of German American the shareholder owns immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. The merger generally will result in a “substantially disproportionate” deemed redemption with respect to a shareholder of UCBN common stock if, among other things, the percentage of the outstanding shares of German American common stock deemed to be actually and constructively owned by the shareholder immediately after the merger is less than 80% of the percentage of the shares of UCBN common stock actually and constructively owned by the shareholder before the merger. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the UCBN shareholder’s holding period for its shares of UCBN common stock is more than one year as of the date of the exchange.

A UCBN shareholder’s aggregate tax basis in the shares of German American common stock received in the merger will be equal to the shareholder’s aggregate tax basis in its shares of UCBN common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. A UCBN shareholder’s holding period for shares of German American common stock received in the merger will include the holding period of the shares of UCBN common stock surrendered in the merger to the extent the stock is held as a capital asset at the time of the merger.

Cash Received Instead of a Fractional Share of German American Common Stock

A UCBN shareholder that receives cash instead of a fractional share of German American common stock in the merger will recognize capital gain or loss with respect to the fractional share in an amount equal to the difference, if any, between the amount of cash received instead of the fractional share and the portion of the shareholder’s tax basis in its shares of UCBN common stock that is allocable to the fractional share. The capital gain or loss will be long-term if the holding period for such shares of UCBN common stock is more than one year as of the date of the exchange.

Backup Withholding

Unless an exemption applies under the backup withholding rules of Section 3406 of the Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a UCBN shareholder is entitled pursuant to the merger, unless the UCBN shareholder provides the appropriate form. A UCBN shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the UCBN shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities

No gain or loss will be recognized by German American or UCBN as a result of the merger. No gain or loss will be recognized by either United Commerce or German American as a result of the merger of the bank subsidiaries.

The summary of U.S. federal income tax consequences set forth above does not purport to be a complete analysis or listing of all potential tax effects that may apply to a UCBN shareholder. Because individual circumstances may differ, we urge that each shareholder consult the shareholder’s tax advisor regarding the applicability of the rules discussed in this proxy statement/prospectus to the shareholder and the particular tax effects to the shareholder of the merger and the holding or disposing of German American shares in light of such shareholder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of the transactions described in this proxy statement/prospectus relating to equity compensation and benefit plans.

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LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the German American shares to be issued in the proposed merger will be passed upon by Mark Barnes Law PC, an Indiana professional corporation, and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Ice Miller LLP, an Indiana limited liability partnership. Mark B. Barnes, the owner of Mark Barnes Law PC, owns of record and beneficially 2,000 shares of German American common stock.

EXPERTS

The consolidated financial statements of German American, incorporated by reference in this proxy statement/prospectus by reference from German American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (which Annual Report is included as Annex D in the separately-bound SEC Reports Annex hereto) have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Shareholders interested in submitting a proposal for inclusion in the proxy materials for German American’s annual meeting of shareholders in 2014 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for consideration by German American for inclusion in the proxy materials, German American’s Secretary must receive shareholder proposals no later than December 1, 2013 at the following address: Secretary, German American Bancorp, Inc., 711 Main Street, Jasper, Indiana 47546-0810.

WHERE YOU CAN FIND MORE INFORMATION

German American has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 for the securities being offered under this proxy statement/prospectus. This proxy statement/prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and accompanying exhibits. This proxy statement/prospectus contains descriptions of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document.

In addition, German American files annual, quarterly and other reports, proxy statements and other information with the SEC. Its current SEC filings and the registration statement and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 100 F Street, N. E., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information, including our filings with the SEC. The SEC website address is www.sec.gov . You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room. Except to the extent included in the separately bound SEC Reports Annex that is delivered with (and incorporated by reference into) this proxy statement/prospectus, such other information filed by German American with (or furnished by German American to) the SEC is not incorporated by reference in this proxy statement/prospectus.

German American makes available free of charge through its website a link to the SEC’s website where German American’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and all amendments to those reports can be viewed and printed, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information about German American can be found on the Internet at www.germanamerican.com . Please note that this website address is provided as inactive textual references only. Information contained on or accessible through this German American website is not part of this proxy statement/ prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus.

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UCBN generally provides a copy of its balance sheet and income statements on an annual basis to its shareholders. Copies of these documents may be obtained, without charge, by contacting Thomas G. Risen, President and Chief Executive Officer, at (812) 336-2265.

Documents filed by German American with the SEC are available from German American without charge, excluding all exhibits, except that, if German American has specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. You may obtain documents filed with the SEC by requesting them in writing or by telephone from German American at the following address:

German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546-0810
(812) 482-1314 Attention: Terri Eckerle

If you would like to request documents, please do so by  September 20, 2013, in order to receive them before UCBN’s special meeting.

WHAT INFORMATION YOU SHOULD RELY ON

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. German American and UCBN have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

German American has supplied all of the information contained or incorporated by reference in this proxy statement/prospectus relating to German American, and UCBN has supplied all information contained in this proxy statement/prospectus relating to UCBN. This document constitutes the prospectus of German American and a proxy statement of UCBN.

This proxy statement/prospectus is dated       , 2013. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to UCBN shareholders nor the issuance of German American shares in connection with the merger creates any implication to the contrary.

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ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

by and among

UNITED COMMERCE BANCORP

an Indiana corporation,

UNITED COMMERCE BANK,

an Indiana bank,

GERMAN AMERICAN BANCORP, INC.

an Indiana corporation,

and

GERMAN AMERICAN BANCORP

an Indiana bank

July 23, 2013

(continued)

(continued)

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made July 23, 2013, by and among UNITED COMMERCE BANCORP, an Indiana corporation (“UCBN"), UNITED COMMERCE BANK, an Indiana bank ("United Commerce"), GERMAN AMERICAN BANCORP, INC., an Indiana corporation ("GABC"), and GERMAN AMERICAN BANCORP, an Indiana bank ("German American").

Recitals

A.           UCBN is a corporation duly organized and existing under the Indiana Business Corporation Law ("IBCL") that is duly registered with the Board of Governors of the Federal Reserve System ("FRB") as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). UCBN owns all of the outstanding capital stock of United Commerce, which is duly organized and existing as a bank under the Indiana Financial Institutions Act ("IFIA") and operates two banking offices in Monroe County, Indiana.

B.           GABC is a corporation duly organized and existing under the IBCL that is duly registered with the FRB as a bank holding company under the BHC Act. GABC owns all of the outstanding capital stock of German American, which is duly organized as a bank under the IFIA and operates 35 banking offices in 13 counties in southern Indiana.

C.           The parties desire to effect transactions whereby, in consideration of the payment of cash and the issuance of shares of common stock, without par value, of GABC (such shares being hereafter referred to as "GABC Common") to the shareholders of UCBN in exchange for their shares of common stock, without par value, of UCBN (“UCBN Common”), UCBN will be merged with and into GABC and, immediately thereafter, United Commerce will be merged with and into German American (the “Mergers”).

D.           The parties intend for the Mergers to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended, and agree to cooperate and take such actions as may be reasonably necessary to assure such result.

Agreements

In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows:

ARTICLE I.

TERMS OF THE MERGERS & CLOSING

Section 1.01. The Holding Company Merger. Pursuant to the terms and provisions of this Agreement, the IBCL and the Plan of Merger attached hereto as Appendix A and incorporated herein by this reference (the "Holding Company Plan of Merger"), UCBN shall merge with and into GABC (the "Holding Company Merger"). UCBN shall be the "Merging Corporation" in the Holding Company Merger and its corporate identity and existence, separate and apart from GABC, shall cease on consummation of the Holding Company Merger. GABC shall be the "Surviving Corporation" in the Holding Company Merger, and its name shall not be changed pursuant to the Holding Company Merger.

Section 1.02. Effect of the Holding Company Merger. The Holding Company Merger shall have all the effects provided with respect to the merger of a corporation with and into an Indiana corporation under the Indiana Business Corporation Law ("IBCL").

Section 1.03. The Holding Company Merger – Conversion of Shares.

(a)          At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Holding Company Merger, or at such later time as shall be specified by such Articles of Merger (the "Effective Time"), all of the shares of UCBN Common that immediately prior to the Effective Time are issued and outstanding (other than Dissenting Shares, as defined by Section 1.03(j) and UCBN Common held of record by GABC) shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted in accordance with subsections (b) and (c) of this Section 1.03 into the right to receive (i) if applicable, a cash payment, and (ii) newly-issued shares of GABC Common (together, such cash and GABC Common is sometimes referred to in this Agreement as the "Merger Consideration") pursuant to this Section 1.03. The shares of UCBN Common that are issued and outstanding but held of record by GABC immediately prior to the Effective Time (the “Nonparticipating Shares”) shall be cancelled at the Effective Time and not converted into Merger Consideration at the Effective Time.

(b)          Each record holder of UCBN Common (other than a holder of Dissenting Shares and other than GABC in respect of the Nonparticipating Shares) immediately prior to the Effective Time shall be entitled to receive from GABC for each of such holder's UCBN Common then held of record by such record holder (i) a cash payment in the amount of $1.75 (or such lesser amount, but not less than zero, as may be determined by operation of subsection (c) of this Section 1.03) (the “Cash Payment”), and (ii) a number of newly-issued shares of GABC Common equal to the Exchange Ratio. The Exchange Ratio shall be such number (to be fixed at Closing and specified in the Articles of Merger) of GABC Common shares (which shall not be fewer than 0.5456 shares and shall not be greater than 0.6667 shares, with each such extreme number subject to subsequent adjustment in accordance with the provisions of Section 1.03(i) of this Agreement) as shall be determined at Closing by dividing $12.50 by the GABC Pre-Closing Market Price Per Share. The GABC Pre-Closing Market Price Per Share (as used in the preceding sentence) shall be equal to the average closing price per share of GABC Common, rounded to the nearest cent, during the twenty (20) consecutive trading days ended on the trading day that is the second business day preceding the Closing Date, as reported by NASDAQ.

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(c)          If UCBN’s Effective Time Book Value (as defined by and calculated in accordance with this subparagraph) shall be less than (i) $14.000 million (inclusive of accumulated other comprehensive income (loss)) or (ii) $14.265 million (exclusive of accumulated other comprehensive income (loss) (the greater of the dollar amounts by which either of such targets is not satisfied is referred to in this Agreement as the “Shortfall”), then the Cash Payment component of the Merger Consideration, payable with respect to each UCBN Common share that is eligible to receive such Cash Payment, shall be reduced by a per share amount (rounded to the nearest whole cent) equal to the quotient obtained by dividing the dollar amount of the Shortfall by One Million Forty Seven Thousand Three Hundred Thirty Three (1,047,333) (which is as of the date of this Agreement the number of UCBN Common shares outstanding, including the Nonparticipating Shares, plus the number of unissued Common Shares potentially issuable under the Options). For purposes of this subparagraph (c), “Effective Time Book Value” shall be calculated as: (A) the estimated shareholders’ equity of UCBN as of the Effective Time (inclusive or exclusive of accumulated other comprehensive income (loss), as specified by the preceding sentence) determined in accordance with GAAP to the reasonable satisfaction of GABC no earlier than three business days prior to the Closing Date, and which shall reflect an allowance for loan and lease losses (the “Allowance”) calculated in a manner consistent with United Commerce’s historical practices, minus (B) the aggregate amount, after tax, of any negative provision to the Allowance recorded by United Commerce during 2013 through the Closing Date, plus (C) the aggregate payments, after tax, received by United Commerce during 2013 through the Closing Date in respect of loans charged off by United Commerce prior to January 1, 2013 and which are not more than 30 days’ delinquent at any time during 2013 (the “Performing Charged-Off Loans”), to the extent that such 2013 payments (1) are attributable solely to regular monthly payments of principal and interest (without regard to any acceleration provision in the underlying loan documents), (2) are recognized by United Commerce for financial reporting purposes solely as adjustments to the Allowance, and (3) do not result in an increase in UCBN’s shareholders’ equity determined in accordance with GAAP. The Effective Time Book Value shall also be reduced by accruals for all of UCBN’s fees, expenses and costs relating to the Mergers (regardless of whether GAAP would require that such obligations be accrued as liabilities as of the Effective Time), including but not limited to those incurred by UCBN in negotiating the terms of the Mergers, preparing, executing and delivering this Agreement, obtaining shareholder and regulatory approvals, and closing the Mergers, and including fees, expenses and costs that might not be deemed earned or become payable until after the Effective Time, such as but not limited to investment banking fees and similar payments for services performed prior to the Effective Time that may not be deemed earned unless and until the Mergers have become effective.

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(d)          To the extent that the holders of any options to purchase UCBN Common granted by UCBN (or granted by United Commerce but that were subsequently assumed by UCBN as part of a holding company reorganization) under UCBN’s stock option plans (“Options”) are then validly exercisable (except for the satisfaction of any minimum vesting requirement) by the holders thereof but have not been validly exercised on or before the Effective Time (“Cancelled Rights”), then such Cancelled Rights (i) shall, at the Effective Time, be deemed to have been cancelled and shall no longer be deemed to represent the right to receive shares of UCBN Common on any terms or conditions, and shall not be converted into the right to receive shares of GABC Common or other equity-based consideration pursuant to the Merger, and (ii) shall be deemed at all times at and after the Effective Time to represent only the right to receive, subject to compliance by the holders thereof with this Section 1.03(c), a cash payment in cancellation of the rights of the holders thereof (the “Cancellation Payment”). The Cancellation Payment shall be equal to the amount (if any) by which the value of the Merger Consideration (solely for this purpose, the GABC Common shall be valued at the GABC Pre-Closing Market Price Per Share, determined in accordance with Section 1.03(b)) that otherwise would have been payable to such holder under this Agreement in respect of the UCBN Common purchasable under such Cancelled Rights had such holder exercised such Cancelled Rights prior to the Effective Time, less the option exercise price and any applicable withholding taxes (the “Cancellation Amount”). As a condition to its obligation to pay the Cancellation Payment to any holder of Cancelled Rights pursuant to this Section 1.03(c), GABC shall be entitled to require from each such holder an agreement, in form and substance reasonably acceptable to UCBN, agreeing to accept such Cancellation Payment in complete cancellation, satisfaction and release of all claims of such holder in respect thereof (the “Cancellation Agreement”) plus the surrender of the original certificate or agreement evidencing such unexercised Options (or in lieu thereof a lost certificate affidavit and indemnity agreement or surety bond on terms and in an amount reasonably satisfactory to GABC) (the “Cancellation Documentation”). It shall be a condition of payment of the Cancellation Payment that the Cancellation Agreement shall be properly executed and that the underlying certificate or agreement that evidences the Cancelled Right shall be properly endorsed or otherwise in proper form for transfer and cancellation, and that the person requesting such Cancellation Payment shall pay to GABC any required transfer or other taxes or establish to the satisfaction of GABC that such tax has been paid or is not subject to withholding by GABC. GABC reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to GABC be provided to GABC at the expense of the holder of the Cancelled Right in the event that such holder claims loss of the certificate or agreement that evidences a Cancelled Right and requests that GABC waive the requirement for surrender of such instrument. Subject to the terms and conditions of such Cancellation Agreement, including without limitation the prior completion of the Holding Company Merger, GABC shall be required to pay promptly the Cancellation Amount (without interest) to any such holder upon the delivery of such Cancellation Agreement and Cancellation Documentation to GABC at the principal offices of GABC in Jasper, Indiana, on any trading day after the date on which the Effective Time occurs, subject to applicable unclaimed property laws.

(e)          The shares of GABC Common issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of GABC.

(f)          No fractional shares of GABC Common shall be issued and, in lieu thereof, holders of shares of UCBN Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of UCBN Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share and the GABC Pre-Closing Market Price Per Share, as defined by Section 1.03(b).

(g)          At the Effective Time, each share of UCBN Common, if any, held in the treasury of UCBN or by any direct or indirect subsidiary of UCBN (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(h)          At the Effective Time, all of the outstanding shares of UCBN Common, by virtue of the Holding Company Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of UCBN Common (“Certificates”) shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the cash payment and the certificates for the shares of GABC Common upon the surrender of such Certificate or Certificates to which such holder may be entitled in accordance with Section 1.06. or in the case of Dissenting Shares, the right to receive such consideration as may be determined to be due to a Dissenting Shareholder (as defined below) pursuant to the IBCL.

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(i)          If (i) GABC shall hereafter declare a stock dividend or other distribution of property or securities (other than a cash dividend) upon the GABC Common or shall subdivide, split up, reclassify or combine the GABC Common, and (ii) the record date for such transaction is prior to the date on which the Effective Time occurs, appropriate adjustment or adjustments will be made to the Exchange Ratio.

(j)          If any holders of UCBN Common notify UCBN, before the vote is taken of UCBN's shareholders on the question of approval of the Holding Company Merger, of their intent to demand payment for their shares of UCBN Common under IC 23-1-44 if the Holding Company Merger is effectuated and do not vote in favor of the Holding Company Merger ("Dissenting Shareholders"), then any shares of UCBN Common held by such Dissenting Shareholders ("Dissenting Shares") shall not be converted as described in this Section 1.03 at the Effective Time but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such Dissenting Shareholders pursuant to the IBCL; provided, however, that each Dissenting Shareholder who does not, after the Effective Time, timely take all additional actions required by IC 23-1-44 in order to be eligible to demand payment with respect to such holder's UCBN Common shall, as of the date of such failure to have taken such actions on a timely basis, be deemed to have voted in favor of the Holding Company Merger and accordingly no longer to be a Dissenting Shareholder, and such holder’s shares of UCBN Common shall thereupon no longer be deemed to be Dissenting Shares and shall be deemed to have been exchanged at the Effective Time into the right to receive (without interest) the Merger Consideration.

Section 1.04. The Holding Company Merger – Cancellation of Options. To the extent that, immediately prior to the Effective Time, there are (even though UCBN has represented and warranted pursuant to Section 2.01(e) that there are at the time of this Agreement no such rights, and that none will be created during the term of this Agreement) any outstanding stock options (or warrants or other rights to purchase securities issued by UCBN) (whether to employees or directors of United Commerce or others) other than the Cancelled Rights that are described by Section 1.03(c) (such rights to purchase, other than the Cancelled Rights, are referred to herein as the “Unscheduled Purchase Rights”), such Unscheduled Purchase Rights shall as of the Effective Time be deemed to be cancelled (and any and all stock option plans or warrant purchase agreements or other arrangements under which such Unscheduled Purchase Rights shall have been issued shall at such time be deemed terminated), and UCBN shall not accept any purported notice of exercise of any such Unscheduled Purchase Right after the close of business on the Closing Date but shall promptly notify GABC of any such purported notice. GABC shall have no obligation to any employee, director, agent or other person claiming by or through UCBN or its predecessor in interest with respect to any claim arising in respect of any such Unscheduled Purchase Right (or plan or arrangement).

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Section 1.05. The Bank Merger. United Commerce and UCBN shall take all action necessary and appropriate, including entering into an agreement and plan of merger (the “Bank Merger Agreement” and collectively with the Holding Company Plan of Merger, the "Plans of Merger") substantially in the form attached hereto as Exhibit B, to cause United Commerce to merge with and into German American (the “Bank Merger”) in accordance with all applicable laws and regulations, effective immediately after the Effective Time after the consummation of the Holding Company Merger.

Section 1.06. The Closing. The closing of the Mergers (the "Closing") shall take place on the Closing Date described in Section 1.08. of this Agreement, and at such time and at such place as determined in accordance with Section 1.08.

Section 1.07. Exchange Procedures; Surrender of Certificates.

(a)          GABC shall appoint an exchange agent for the surrender of Certificates formerly representing UCBN Common in exchange for the Merger Consideration, which may be a third party, GABC or German American (such agent is referred to herein as the "Exchange Agent").

(b)          Within five business days after the date on which the Effective Time occurs, the Exchange Agent shall provide to each record holder of any Certificate or Certificates whose shares were converted into the right to receive a pro rata portion of the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon the proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as GABC may reasonably specify) (each such letter the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. As soon as reasonably practical after surrender to the Exchange Agent of a Certificate(s), together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall deliver to such surrendering Certificate holder the applicable aggregate amount of Merger Consideration. No interest on the Merger Consideration payable or issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued or paid to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. GABC reserves the right in all cases to require that a surety bond on terms and in an amount satisfactory to GABC be provided to GABC at the expense of the UCBN shareholder in the event that such shareholder claims loss of a Certificate and requests that GABC waive the requirement for surrender of such Certificate.

(c)          No dividends that are otherwise payable on shares of GABC Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of GABC Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of GABC Common shall be issued any dividends which shall have become payable with respect to such shares of GABC Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

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Section 1.08. The Closing Date. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned and subject to the satisfaction (or waiver, where applicable) of the conditions set forth in Article VI, the Closing shall take place on the last business day of the month during which each of the conditions in Section 6.01. (c) and (e) and Section 6.02. (c) and (e) are satisfied, or on such later or earlier date as UCBN and GABC may agree (the "Closing Date"); provided, however, that, if the Closing Date does not occur on or before the last business day of October, 2013, then any Closing that otherwise by operation of this Section would be scheduled to occur on the last business day of November 2013 shall be deferred by one month to the last business day of December 2013 (it being understood by the parties that in no event shall the parties be obligated to close the transactions contemplated by this Agreement during the period commencing the first business day of November and ending the next to the last business day of December 2013). The Closing shall take place remotely via the electronic exchange of documents and signatures on the Closing Date, unless the parties otherwise agree. The parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered, and (ii) the Closing shall be deemed to have taken place at the offices of GABC in Jasper, Indiana, at 10:00 A.M. Eastern Time, on the Closing Date, unless the parties shall mutually otherwise agree. The parties shall use their best efforts to cause the Effective Time of both Mergers to be at 12:01 A.M. Eastern time on the first day of the calendar month that follows the month in which the Closing occurs.

Section 1.09. Actions At Closing.

(a)          At the Closing, UCBN shall deliver to GABC:

(i)          a certified copy of the articles of incorporation and bylaws of UCBN, as amended, and a certified copy of the articles of incorporation and bylaws of United Commerce, as amended;

(ii)         a certificate signed by the Chief Executive Officer of UCBN, dated as of the Effective Time, stating, to the best of his knowledge and belief, after due inquiry, that: (A) each of the representations and warranties contained in Article II is true and correct in all material respects at the time of the Closing, subject to the standard specified in Section 6.01(a) hereof, as if such representations and warranties had been made at Closing, (B) all the covenants of UCBN have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (C) UCBN and United Commerce have performed and complied in all material respects, unless waived by GABC, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

(iii)        certified copies of the resolutions of UCBN's Board of Directors and shareholders, approving and authorizing the execution of this Agreement and the Plan of Merger and authorizing the consummation of the Holding Company Merger;

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(iv)        a certified copy of the resolutions of the Board of Directors of United Commerce and of its shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger;

(v)         a certificate of the Indiana Secretary of State, dated a recent date, stating that UCBN is duly organized and exists under the IBCL;

(vi)        a certificate of the Indiana Secretary of State, dated a recent date, stating that United Commerce is duly organized and exists under the IFIA;

(vii)       a certified list of the holders of UCBN Common of record as of the close of business on the Closing Date showing, by holder and in the aggregate, the number of shares of UCBN of record as of such time;

(viii)      a certified list of those holders of UCBN Common of record as of the close of business on the Closing Date who are Dissenting Shareholders and the number of shares of UCBN Common as to which each of them are Dissenting Shareholders; and

(ix)         any title affidavits or documents required by the Title Company (as defined in Section 4.08) to issue the Title Policies (as defined in Section 4.08).

(b)          At the Closing, GABC shall deliver to UCBN:

(i)          a certificate signed by the Chief Executive Officer of GABC, dated as of the Effective Time, stating, to the best of his knowledge and belief, after due inquiry, that: (A) each of the representations and warranties contained in Article III is true and correct in all material respects at the time of the Closing, subject to the standard specified in Section 6.02(a) hereof, as if such representations and warranties had been made at Closing, (B) all the covenants of GABC have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (C) GABC and German American have performed and complied in all material respects, unless waived by UCBN, with all of their obligations and agreements required to be performed hereunder prior to the Closing Date;

(ii)          a certified copy of the resolutions of GABC's Board of Directors authorizing the execution of this Agreement and the Plan of Merger and the consummation of the Holding Company Merger;

(iii)        A certified copy of the resolutions of German American's Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the Bank Merger; and

(iv)        certificates of the Indiana Secretary of State, dated a recent date, stating that GABC and German American each exist under the IBCL and IFIA, respectively.

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(c)          At the Closing, GABC and UCBN shall execute and/or deliver to one another such other documents and instruments, and take such other actions as shall be necessary or appropriate to consummate the Mergers, including the execution and the presentation of executed Articles of Merger (including the Plan of Merger and/or Bank Plan of Merger with the blank provisions completed in accordance with the provisions of ARTICLE I of this Agreement) to the Indiana Secretary of State for filing under the IBCL and the IFIA, accompanied by the appropriate fees.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF

UCBN AND UNITED COMMERCE

UCBN and United Commerce hereby jointly and severally make the following representations and warranties to GABC and German American:

Section 2.01. Organization and Capital Stock.

(a)          UCBN is a corporation duly organized and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

(b)          United Commerce is a corporation duly organized and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the issued and outstanding capital stock of United Commerce is owned by UCBN.

(c)          UCBN has authorized capital stock of 5,000,000 shares, all of which are without par value, divided into 1,000,000 shares of preferred stock and 4,000,000 shares of common stock. As of the date of this Agreement, 965,333 shares of UCBN’s common stock (including 44,100 shares owned of record by GABC), and no shares of preferred stock, are issued and outstanding. All such shares of UCBN Common are duly and validly issued and outstanding, fully paid and non-assessable. None of the outstanding shares of UCBN Common has been issued in violation of any preemptive rights of the current or past shareholders of UCBN (or its predecessor) or in violation of any applicable federal or state securities laws or regulations.

(d)          United Commerce has authorized capital stock of 5,000,000 shares, all of which are without par value, divided into 1,000,000 shares of preferred stock and 4,000,000 shares of common stock. As of the date of this Agreement, 965,333 shares of UCBN’s common stock, and no shares of preferred stock, are issued and outstanding ("United Commerce Common"). All of such shares of United Commerce Common are duly and validly issued and outstanding, are fully paid and nonassessable and are owned by UCBN. None of the outstanding shares of United Commerce Common has been issued in violation of any preemptive rights of the current or past shareholders of United Commerce or in violation of any applicable federal or state securities laws or regulations.

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(e)          There are no shares of capital stock or other equity securities of UCBN or United Commerce authorized, issued or outstanding (except as set forth in this Section 2.01. ) and, except for outstanding stock options issued by UCBN (or its predecessor) to employees or directors of United Commerce with respect to the rights to purchase a total of 82,000 shares of UCBN Common at a weighted-average exercise price of $7.13 per share, there are no outstanding options, warrants, rights to subscribe for, calls, puts, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of UCBN or United Commerce, or contracts, commitments, understandings or arrangements by which UCBN or United Commerce are or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

Section 2.02. Authorization; No Defaults.

(a)          The Boards of Directors of UCBN and United Commerce have, by all appropriate action, approved this Agreement and the Holding Company Merger or Bank Merger, as applicable and contemplated hereby, including the taking of action specifically excepting this Agreement and the Holding Company Merger and Bank Merger from any super-majority voting requirement otherwise imposed upon such matters by the Articles of Incorporation of UCBN, and have authorized the execution of this Agreement and the applicable Plan of Merger on UCBN's or United Commerce's behalf by their respective duly authorized officers and the performance by UCBN and United Commerce of their respective obligations hereunder. The Board of Directors of UCBN received, at the meeting at which it approved this Agreement and the Holding Company Merger, the oral opinion of Renninger & Associates, LLC to the effect that, as of the date of that meeting, the Holding Company Merger was fair to the shareholders of UCBN from a financial point of view. Nothing in the Articles of Incorporation or Bylaws of UCBN, as amended, or the Articles of Incorporation or Bylaws of United Commerce, as amended, or in any material agreement or instrument, or any decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which UCBN or United Commerce is bound or subject, would prohibit UCBN or United Commerce from consummating, or would be violated or breached by UCBN's or United Commerce’s consummation of, this Agreement, the Holding Company Merger or the Bank Merger and other transactions contemplated herein on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by UCBN and United Commerce and constitutes a legal, valid and binding obligation of UCBN and United Commerce, enforceable against UCBN and United Commerce in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles. No corporate acts or proceedings, other than those already taken and other than the approval of the Merger by the holders of a majority of the outstanding shares of UCBN Common and by UCBN as sole shareholder of United Commerce are required by law to be taken by UCBN or United Commerce to authorize the execution, delivery and performance of this Agreement.

(b)          Neither UCBN nor United Commerce is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its certificate of incorporation, charter or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or, except as set forth in Section 2.02 of the disclosure schedule that has been prepared by UCBN and delivered by UCBN to GABC in connection with the execution and delivery of this Agreement (the “UCBN Disclosure Schedule”), any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

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Section 2.03. Subsidiaries. Except as disclosed in Section 2.03 of the UCBN Disclosure Schedule, and except for the ownership by UCBN of all the capital stock of United Commerce, to the knowledge of UCBN, neither UCBN nor United Commerce has (or has had at any time in the last five years) any direct or indirect ownership interest in any corporation, partnership, limited liability company, joint venture or other business.

Section 2.04. Financial Information.

(a)          UCBN has furnished to GABC the consolidated balance sheets of UCBN as of December 31, 2011 and 2012, and the related consolidated statements of income, changes of shareholders' equity and cash flows for the three years ended December 31, 2012, together with the unqualified opinion thereon of McGladrey LLP, independent certified public accountants. Such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis, and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of UCBN in all material respects as of the dates and for the periods indicated.

(b)          UCBN has furnished to GABC the (i) unaudited consolidated financial statements of UCBN, including the condensed balance sheets and condensed statements of posted on UCBN’s Internet website, and (ii) the call reports of United Commerce as filed with the Federal Deposit Insurance Corporation (“FDIC”), in each case for the quarter ended March 31, 2013 (the "UCBN Interim Financial Information"). The unaudited UCBN consolidated financial statements included within the UCBN Financial Information were prepared in accordance with generally accepted accounting principles applied on a consistent basis, and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of UCBN in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which will be material. The call reports of United Commerce included within the UCBN Interim Financial Information (the “UCB Call Reports”) were prepared in accordance with the applicable regulatory instructions on a consistent basis with previous such reports, and fairly present the financial position and results of operations of United Commerce in all material respects as of the dates and for the periods indicated, subject, however, to normal recurring year-end adjustments, none of which will be material.

(c)          Neither UCBN nor United Commerce has any material liability, fixed or contingent, except to the extent set forth in the financial statements and call reports described in subsections (a) and (b) of this Section 2.03. (collectively, the "UCBN Financial Statements") or incurred in the ordinary course of business since December 31, 2012.

(d)          UCBN does not engage in the lending business (except by and through United Commerce) or any other business or activity other than that which is incident to its ownership of all the capital stock of United Commerce, and to the knowledge of UCBN does not own any investment securities.

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Section 2.05. Absence of Changes. Since December 31, 2012, there has not been any material adverse change in the financial condition, the results of operations or the business of UCBN or United Commerce, taken as a whole.

Section 2.06. Absence of Agreements with Banking Authorities. Except as set forth in Section 2.06 of the UCBN Disclosure Schedule, neither UCBN nor United Commerce is subject to any order (other than orders applicable to bank holding companies or banks generally) and neither is a party to any agreement or memorandum of understanding with (or resolution of its Board of Directors adopted at the suggestion of) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation, the FDIC, the FRB and the Indiana Department of Financial Institutions ("DFI"), in each case that has been issued, executed or delivered on or after January 1, 2010.

Section 2.07. Tax Matters.

(a)          Each of UCBN and United Commerce has timely filed all Tax Returns that are required to be filed and all such Tax Returns are true, correct and complete. All Taxes that are due and payable by UCBN and United Commerce (whether or not shown on any Tax Return) have been paid. All Taxes that were properly accruable as of any applicable balance sheet or call report date (but that were not then due and payable) are reflected as liabilities in the UCBN Financial Statements as of that date (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income). UCBN and United Commerce has delivered to GABC correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by UCBN or United Commerce. There are no liens for Taxes upon the assets of UCBN or United Commerce except liens for current Taxes not yet due and payable.

(b)          Neither UCBN nor United Commerce has requested any extension of time within which to file any Tax Return which request is currently pending or has been granted and is in effect and neither UCBN nor United Commerce has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax audit, review or other assessment or deficiency.

(c)          No claim has ever been made by a Tax Authority in a jurisdiction wherein UCBN or United Commerce does not file Tax Returns that UCBN or United Commerce is or may be subject to taxation by that jurisdiction. Neither UCBN nor United Commerce, nor a director, officer, or employee responsible for the Taxes of UCBN or United Commerce, expects any Tax Authority to assess any additional Taxes for any period for which Tax Returns have been filed.

(d)          UCBN and United Commerce have made all withholding of Taxes required to be made under all applicable Laws, including withholding under Section 3406 of the Code, under Subchapter A of Chapter 3 of the Code, or of any comparable provision of Law, withholding with respect to sales and use Taxes and compensation paid to any employee, independent contractor or creditor or other third-party and the amounts withheld have been properly and timely paid over to the appropriate Tax Authorities.

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(e)          There is no Tax deficiency or claim assessed, proposed, pending or threatened (whether orally or in writing) against UCBN or United Commerce, and neither UCBN nor United Commerce, nor a director, officer, or employee responsible for the Taxes of UCBN or United Commerce, expects any Tax Authority to assess any additional Taxes for any period, except to the extent that adequate liabilities or reserves with respect thereto are accrued by Seller in accordance with United States generally accepted accounting principles (“GAAP”) and set forth in the UCBN Financial Statements or (i) such deficiency or claim is being contested in good faith by appropriate proceedings, (ii) no such accrual is required by GAAP and (iii) the nature and amount of the disputed Tax is set forth in Section 2.07(e) of the UCBN Disclosure Schedule. Neither UCBN nor United Commerce has any income that was realized during a Tax period that began before the Closing Date that is or will be required to be included in a Tax Return of GABC or German American for a Tax Period that begins on or after the Closing Date. UCBN and United Commerce have disclosed on their federal income Tax Returns all positions taken that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(f)          Neither UCBN nor United Commerce has any requests for ruling pending with any Tax Authority. Neither UCBN nor United Commerce has agreed to, or is required to make, any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by UCBN or United Commerce and neither the IRS nor any other Tax Authority has proposed any such adjustment or change in accounting method.

(g)          All Tax sharing agreements or similar agreements with respect to or involving UCBN and United Commerce shall be terminated as of the Closing Date and, after the Closing Date, UCBN and United Commerce shall not be bound thereby or have any liability thereunder.

(h)          Neither UCBN nor United Commerce is a "United States Real Property Holding Corporation" within the meaning of Section 897(c) of the Code. UCBN is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code.

(i)          Neither UCBN nor United Commerce has made any payments, is obligated to make any payments, or is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local, or foreign Tax law).

(j)          Neither UCBN nor United Commerce has constituted either a "distributing corporation" or a "controlled corporation" within the meaning of Section 355(a) of the Code in a distribution of stock pursuant to Section 355 of the Code, (i) in the two years prior to the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" within the meaning of Section 355(e) of the Code in connection with the transactions contemplated under this Agreement.

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(k)          There are no excess loss accounts, deferred intercompany transactions, or other items of income, gain, loss, deduction or credit of UCBN or United Commerce under the federal consolidated return regulations or other comparable or similar provisions of Law that must be recognized or may be triggered as a result of the consummation of the transactions contemplated by this Agreement.

(l)          The following capitalized terms are defined for purposes of this Article II as follows:

(i)          "Governmental Authority" shall mean each any local, state, federal or foreign court, regulatory or administrative agency, department, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

(ii)         "Tax" or "Taxes" means and includes all federal, foreign, state, local or other income, net income, intangibles, tangible asset, alternative or add-on minimum, gross receipt, gains, capital stock, transfer, transactions, stock transfer, registration, payroll, value added, estimated, stamp, sales, use, ad valorem, franchise, profits, net worth, insurance, license, withholding, payroll, employment, unemployment, excise, severance, single business tax, processing, production, occupation, premium, property, real estate, occupancy, unclaimed property, environmental (including taxes under Section 59A of the Code), windfall profit, custom, duty and any other taxes, fees, imposts, levies, duties, impositions, assessments or charges of any kind whatsoever, together with any interest, penalties and additions imposed with respect to such amounts, imposed or charged by any Governmental Authority or Tax Authority, including any Social Security charges in any country.

(iii)        "Tax Authority" means any national, federal, state, local or foreign governmental, regulatory or administrative authority, agency, department or arbitral body of any country or political subdivision thereof having responsibility for the imposition of any Tax.

(iv)        "Tax Return" means and include all returns, statements, declarations, estimates, reports, information returns, schedules, forms, exhibits, coupons and any other documents (including all affiliated, consolidated, combined or unitary versions of the same) including all related or supporting information filed or required to be filed with any Governmental Authority or Tax Authority, in connection with the determination, assessment, reporting, payment, collection, or administration of any Taxes, and including any amendment thereof.

Section 2.08. Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of UCBN, threatened, before any judicial, administrative or regulatory agency or tribunal, to which UCBN or United Commerce is a party or to which any of their properties are subject.

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Section 2.09. Employment Matters.

(a)          Except as disclosed in Section 2.09 of the UCBN Disclosure Schedule, neither UCBN nor United Commerce is a party to or bound by any contract, arrangement or understanding (written or otherwise) for the employment, retention or engagement of any past or present officer or employee that, by its terms, is not terminable by UCBN or United Commerce, respectively, for any reason or for no reason, on thirty (30) days' written notice or less without the payment of any amount by reason of such termination.

(b)          UCBN and United Commerce are and have been in material compliance with all applicable federal, state and local laws, regulations, ordinances and rulings respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and (i) neither UCBN nor United Commerce is engaged in any unfair labor practice or other employment and/or wage-related policy, practice or action in violation of any federal, state or local law, regulation, ordinance or ruling, including without limitation those related to wages and hours under the Fair Labor Standards Act (FLSA); (ii) there is no unfair labor practice or employment-related complaint against UCBN or United Commerce pending or, to the knowledge of UCBN, threatened before any state or federal court, the National Labor Relations Board, the Equal Employment Opportunity Commission (EEOC), the Indiana Civil Rights Commission (ICRC), the Indiana Department of Labor (or IOSHA) or any other federal, state or local administrative body relating to employment or employment-related policies, practices or conditions; (iii) there is no labor dispute, strike, slowdown or stoppage, or union representation proceedings or organizing activity actually occurring, pending or, to the knowledge of UCBN, threatened against or directly affecting UCBN or United Commerce; and (iv) neither UCBN nor United Commerce has experienced any material work stoppage or other material labor difficulty during the past five years.

(c)          Except as disclosed in Section 2.09(c) of the UCBN Disclosure Schedule, neither the execution nor the delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including without limitation severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of UCBN or United Commerce from either of such entities, (ii) increase any benefit otherwise payable under any of their employee plans or (iii) result in the acceleration of the time of payment of any such benefit. No amounts paid or payable by UCBN or United Commerce to or with respect to any employee or former employee of UCBN or United Commerce will fail to be deductible for federal income tax purposes by reason of Sections 162(m), 280G or 404 of the Internal Revenue Code of 1986, as amended ("Code") or otherwise.

(d)          United Commerce, on the one hand, and each of Thomas Risen, David Musgrave, Charles Thompson and Jerry Towle, on the other hand, have executed and delivered certain employment-related agreements in connection with (and prior to) the execution and delivery of this Agreement (the “United Commerce Executive Agreements”), and true and complete copies of the United Commerce Executive Agreements as executed by all parties thereto are attached to Section 2.09 of the UCBN Disclosure Schedule.

Section 2.10. Reports. Since January 1, 2012, UCBN and United Commerce have, to their knowledge, filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, if any, that were required to be filed with (i) the Securities and Exchange Commission ("SEC"), (ii) the FRB, (iii) the FDIC, (iv) the DFI, (and (v) any other governmental authority with jurisdiction over UCBN or United Commerce. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

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Section 2.11. Investment Portfolio. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by United Commerce, as reflected in the UCB Call Reports are carried on the books of United Commerce in accordance with generally accepted accounting principles, consistently applied. United Commerce does not engage in activities that would require that it establish a trading account under applicable regulatory guidelines and interpretations.

Section 2.12. Loan Portfolio. All loans and discounts shown in the UCB Call Reports, or which were entered into after April 1, 2013, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of United Commerce, in accordance in all material respects with United Commerce’s lending policies and practices unless otherwise approved by United Commerce’s Board of Directors, and are not subject to any material defenses, set offs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine. United Commerce has in all material respects complied and will through the Closing Date continue to comply in all material respects with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan. Except as disclosed in Section 2.12 of the UCBN Disclosure Schedule, United Commerce has not sold, purchased or entered into any loan participation arrangement except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. UCBN has no knowledge that any condition of property in which United Commerce has an interest as collateral to secure a loan or that is held as an asset of any trust violates the Environmental Laws (defined in Section 2.15. ) in any material respect or obligates UCBN, or United Commerce, or the owner or operator of such property to remedy, stabilize, neutralize or otherwise alter the environmental condition of such property.

Section 2.13. ERISA.

(a)          Section 2.13 of the UCBN Disclosure Schedule lists all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and all retirement, stock, stock option, equity compensation, welfare benefit, savings, deferred compensation, incentive compensation, paid time off, severance pay, salary continuation, disability, fringe benefit and other employee benefit arrangements, plans, policies, or practices maintained, established, participated in, sponsored, contributed to, or required to be contributed to by UCBN, United Commerce or any ERISA Affiliate (as hereinafter defined) or under which any officer or employee of United Commerce or UCBN or an ERISA Affiliate participates in his or her capacity as such an officer or employee, or with respect to which UCBN, United Commerce or any ERISA Affiliate may have any liability or obligation (referred to individually as a "Plan" and collectively as the "Plans," unless otherwise specifically provided herein). For purposes of this Section 2.13. , the term "ERISA Affiliate" means any person, entity, any trade or business (whether or not incorporated) that is treated as a single employer with UCBN or United Commerce under Section 414 of the Code. During the past sixty months, neither UCBN, United Commerce nor any ERISA Affiliate has maintained any "employee welfare benefit plan" (within the meaning of Section 3(1) of ERISA) or any "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) except for those Plans listed on the Disclosure Schedule. Except as disclosed in Section 2.13 of the UCBN Disclosure Schedule, neither UCBN nor United Commerce has amended any employee welfare plan or any employee pension benefit plan listed on the Disclosure Schedule since December 31, 2007.

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(b)          As applicable, with respect to each of the Plans, UCBN has delivered to GABC true and complete copies of (i) all Plan documents (including all amendments and modifications thereof) and in the case of an unwritten Plan, a written description thereof, and in either case all material related agreements that are currently in force including the trust agreement and amendments thereto, insurance contracts, administrative services agreements, and investment management agreements; (ii) the last three filed Form 5500 series and all schedules and financial statements attached thereto, if any, required under ERISA or the Code in connection with each such Plan; (iii) the current summary plan descriptions and all material modifications thereto, if any, required under ERISA in connection with each such Plan; (iv) the three most recent actuarial reports, financial statements and trustee reports; (v) copies of all private letter rulings, requests and determination letters issued with respect to the Plans and filings, summaries of self-corrections or other corrections made under the Employee Plans Compliance Resolution System (as set forth in Revenue Procedure 2013-12, and any predecessor or successor thereto) or the Voluntary Fiduciary Correction or the Delinquent Filer Voluntary Compliance programs with respect to the Plans within the past five years; (vi) all communications material to any employee or employees of UCBN or United Commerce relating to any such Plan and any proposed Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to UCBN or the United Commerce, (vii) all correspondence to or from any governmental agency relating to any such Plan, (viii) all model COBRA (as hereinafter defined) forms and related notices, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each such Plan, (x) all non-discrimination or other testing results required under Code section with respect to each such Plan for the three most recent plan years, (xi) if applicable, all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each such Plan, (xii) all privacy notices and business associate agreements to the extent required under the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"); and (xiii) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Plan.

(c)          UCBN and United Commerce have performed all material obligations required to be performed by them under, are not in material default or material violation of, and neither UCBN nor United Commerce has knowledge of any default or violation by any other party to, any Plan. All Plans listed on the Disclosure Schedule comply in form and in operation in all material respects with all applicable requirements of law and regulation, including but not limited to the Code and ERISA. Except as listed on the Disclosure Schedule, all "employee pension benefit plans," within the meaning of Section 3(2) of ERISA ("Pension Plan"), maintained by UCBN and United Commerce and which are intended to meet the qualification requirements of Section 401(a) of the Code have met such requirements at all times and have been and continue to be tax exempt under Section 501(a) of the Code, have been timely amended to comply with the provisions of recent legislation commonly referred to as “EGTRRA” and the Pension Protection Act, have been timely submitted to the Internal Revenue Service (IRS) for a determination letter that takes the EGTRRA amendments into account within the applicable remedial amendment period specified by Section 401(b) of the Code (or are entitled to rely on an opinion letter), have received a determination from the IRS that such Plan is so qualified (or are entitled to rely on an opinion letter), and nothing has occurred that could adversely affect the qualification of such Plan and no such determination letter received with respect to any Plan has been revoked, nor, to the Company’s knowledge, is it reasonably expected that any such letter would be revoked. Except as disclosed in the Disclosure Schedule, neither UCBN nor United Commerce has (i) become subject to any disallowance of deductions under Sections 419 or 419A of the Code; (ii) incurred any liability for excise tax under Sections 4972, 4975, or 4976 of the Code or any liability or penalty under ERISA; or (iii) breached any of the duties or failed to perform any of the obligations imposed upon the fiduciaries or plan administrators under Title I or ERISA.

(d)          Each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to UCBN or United Commerce (other than ordinary benefit claims and administration expenses). Neither UCBN nor United Commerce would have any liability or contingent liability if any Plan (including without limitation the payment by UCBN or United Commerce of premiums for health care coverage for active employees or retirees) were terminated or if UCBN or United Commerce were to cease its participation therein. Except as disclosed in the Disclosure Schedule, neither UCBN nor United Commerce nor any of their affiliates or persons acting on their behalf have made any written or oral promises or statements to employees or retirees who are now living which might reasonably have been construed by them as promising "lifetime" or other vested rights to benefits under any Plan that cannot be unilaterally terminated or modified by United Commerce or UCBN at their discretion at any time without further obligation.

(e)          Except as disclosed in Section 2.13 of the UCBN Disclosure Schedule, in the case of each Plan which is a defined benefit plan (within the meaning of Section 3(35) of ERISA), the net fair market value of the assets held to fund such Plan equals or exceeds the present value of all accrued benefits thereunder, both vested and nonvested, as determined in accordance with an actuarial costs method acceptable under Section 3(31) of ERISA

(f)          On a timely basis, UCBN and United Commerce have made all contributions or payments to or under each Plan as required pursuant to each such Plan, any collective bargaining agreements or other provision for reserves to meet contributions and payments under such Plans, which have not been made because they are not yet due.

(g)          No Plan has ever acquired or held any "employer security" or "employer real property" (each as defined in Section 407(d) of ERISA).

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(h)          Neither UCBN nor United Commerce has ever contributed to or is obligated to contribute under any "multiemployer plan" (as defined in Section 3(37) of ERISA). Neither UCBN nor United Commerce has ever maintained, established, sponsored, participated in, or contributed to, any pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Except as disclosed in Section 2.13 of the UCBN Disclosure Schedule, none of the Plans is a multiple employer plan (as defined in Section 413(c) of the Code) and neither UCBN nor United Commerce has participated in or been obligated to contribute to a multiple employer plan (as defined in Section 413(c) of the Code). Except as disclosed in Section 2.13 of the UCBN Disclosure Schedule, none of the Plans is a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

(i)          UCBN and United Commerce have complied with all requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), HIPAA, the Family and Medical Leave Act of 1993, as amended, the Women's Health and Cancer Rights Act of 1998, the Newborns' and Mothers' Health Protection Act of 1996 and any similar provisions of state law applicable to their employees, to the extent so required. To the extent required under HIPAA and the regulations issued thereunder, UCBN and United Commerce have, prior to the Effective Time, performed all material obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither UCBN nor United Commerce has unsatisfied material obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension. Except as listed in the Disclosure Schedule, neither UCBN nor United Commerce provides or is obligated to provide health or welfare benefits to any current or future retired or former employee other than any benefits required to be provided under COBRA. Each Plan is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable.

(j)          There are no pending audits or investigations by any governmental agency involving the Plans, and to UCBN’s and United Commerce’s knowledge no threatened or pending claims (except for individual claims for benefits payable in the normal operation of the Plans), suits or proceedings involving any Plan, any fiduciary thereof or service provider thereto, nor to UCBN’s and United Commerce’s knowledge is there any reasonable basis for any such claim, suit or proceeding.

(k)          Since January 1, 2012, there has been no amendment to, announcement by UCBN or United Commerce relating to, or change in employee participation or coverage under, any Plan which would increase materially the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year, except for increases directly resulting from an increase in the number of persons employed by UCBN or United Commerce or promotions of existing employees in the ordinary course of business consistent with past practice.

(l)          Except as disclosed in the Disclosure Schedule, the Mergers will not result in the payment, vesting or acceleration of any benefit under any Plan sponsored or contributed to by UCBN or United Commerce. No Plan provides for "parachute payments" within the meaning of Section 280G of the Code.

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(m)          All Options have been granted, maintained and administered in such manner that they are exempt from the application of Section 409A of the Code. Neither UCBN nor United Commerce has any liability or obligation to provide any gross-up of the tax imposed by Section 409A(a)(1)(B) of the Code.

Section 2.14. Title to Properties; Insurance. UCBN and United Commerce own good, marketable and indefeasible fee simple title to all real properties reflected on the UCBN Financial Statements as being owned by UCBN or United Commerce (collectively, the "Fee Real Estate"), free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the UCBN Financial Statements and easements, rights-of-way, and other restrictions of record which would not materially interfere, prevent or frustrate the current use of the Fee Real Estate and, in the case of Other Real Estate Owned, as such real estate is internally classified on the books of United Commerce, rights of redemption under applicable law). Except as otherwise disclosed to GABC, the Fee Real Estate is not subject to any lease, option to purchase, right of first refusal, purchase agreement or grant to any Person of any right relating to the purchase, use, occupancy or enjoyment of such property or any portion thereof. No portion of the Fee Real Estate is operated as a nonconforming use under applicable zoning codes. No portion of the Fee Real Estate is located in either a "Special Flood Hazard Area" pursuant to the Federal Insurance Rate Maps created by the Federal Emergency Management Agency or an area which is inundated by a "100 year" flood as provided by any Governmental Entity. The Fee Real Estate is not ”property” as defined by Ind. Code § 13-11-2-174 of the Indiana Responsible Property Transfer Law. All material leasehold interests used by UCBN and United Commerce in their respective operations (collectively, the "Leased Real Estate" and, together with the Fee Real Estate, the "Real Estate") are held pursuant to lease agreements (collectively, the "Leases") which are valid and enforceable in accordance with their terms. True, complete and correct copies of the Leases have been provided to GABC. There is no breach or default by any party under any Lease that is currently outstanding, and no party to any Lease has given notice (whether written or oral) of, or made a claim with respect to, any breach or default thereunder. None of the Leased Real Estate is subject to any sublease or grant to any Person of any right to the use, occupancy or enjoyment of the property or any portion thereof. No consent under any Lease is required in connection with the transactions contemplated by this Agreement. The Real Estate complies in all material respects with all applicable private agreements, zoning codes, ordinances and requirements and other governmental laws and regulations relating thereto and there are no litigation or condemnation proceedings pending or, to the knowledge of UCBN, threatened with respect to the Real Estate. All licenses and permits necessary for the occupancy and use of the Real Estate for the current use of the Real Estate have been obtained and are in full force and effect. All buildings, structures and improvements located on, fixtures contained in, and appurtenances attached to the Real Estate are in good condition and repair, subject to normal wear and tear, and no condition exists which materially interferes with the economic value or use thereof. UCBN and United Commerce have valid title or other ownership or use rights under licenses to all material intangible personal or intellectual property used by UCBN and United Commerce in their respective businesses free and clear of any claim, defense or right of any other person or entity that is material to UCBN's and/or United Commerce’s ownership or use rights to such property, subject only to rights of the licensor pursuant to applicable license agreements, which rights do not materially adversely interfere with the use or enjoyment of such property. All insurable properties owned or held by UCBN or United Commerce are insured in such amounts, and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with companies of the same size and in the same business. Rent payable pursuant to Sections 4.01 and 4.02 of that certain Lease, dated January 7, 2002, by and between Covenanter Properties, LLC, as lessor, and UCB, as lessee (the "College Mall Road Lease"), is currently $5,598.86 per month. Additional Rent payable pursuant to Section 4.03 of the College Mall Road Lease is currently $4,776.49 per month. The term of the College Mall Road Lease expires on January 7, 2017 and the 5-year option term has not been triggered pursuant to Section 4.03(C) thereof.

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Section 2.15. Environmental Matters.

(a)          As used in this Agreement, "Environmental Laws" means all local, state and federal environmental laws and regulations in all jurisdictions in which UCBN or United Commerce has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act and the Federal Toxic Substances Control Act.

(b)          To the knowledge of UCBN, neither (i) the conduct by UCBN and United Commerce of operations at any property, whether currently or previously owned or leased, nor (ii) any condition of any property currently or previously owned or leased by UCBN or United Commerce, nor (iii) to the knowledge of UCBN or United Commerce the condition of any property currently or previously held by them as a trust asset, violates or violated Environmental Laws in any respect, and no condition or event has occurred with respect to any such property that, with notice or the passage of time, or both, would constitute a material violation of Environmental Laws or obligate (or potentially obligate) UCBN or United Commerce to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Neither UCBN nor United Commerce has received any notice from any person or entity that UCBN or United Commerce or the operation of any facilities or any property currently or previously owned or leased by either of them, or currently or previously held as a trust asset, are or were in violation of any Environmental Laws or that either of them is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

Section 2.16. Compliance with Law. UCBN and United Commerce each have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations. The offer and sale by UCBN of the UCBN Common that is issued and outstanding, and the continuing offer of UCBN Common pursuant to the options and warrants that are presently outstanding and the sales of UCBN Common pursuant to such options and warrants that have occurred and which may prior to the Closing Date have occurred, have been and will be either registered or qualified under the Securities Act of 1933, as amended (the “1933 Act”), and the securities laws of all states or other jurisdictions that may be applicable, or have been or will be exempt from such registration and qualification requirements. Section 2.16 of the UCBN Disclosure Schedule specifies the registrations and exemptions relied upon (or to be relied upon) in connection with all past (and future) offers and sales of UCBN Common.

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Section 2.17. Brokerage. Except as set forth in Section 2.17 of the UCBN Disclosure Schedule, there are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders' fees or similar compensation in connection with the Holding Company Merger and the Bank Merger payable by UCBN or United Commerce.

Section 2.18. Material Contracts. Except as set forth in Section 2.18 of the UCBN Disclosure Schedule, neither UCBN nor United Commerce is a party to or bound by any oral or written (i) material agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts and certificates of deposit and borrowings from the FHLBB and the FRB); (ii) material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) material contract, arrangement or understanding with any present or former officer, director or shareholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) material license, whether as licensor or licensee; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an amount in excess of $25,000 or for the performance of services over a period of more than thirty days and involving an amount in excess of $25,000; (vi) joint venture or partnership agreement or arrangement; (vii) contract, arrangement or understanding with any present or former agent, consultant, representative, broker, adviser, finder, business intermediary, or independent contractor that, by its terms, is not terminable by UCBN or United Commerce, respectively, for any reason or for no reason, (A) in the case of such a person who has (or at the time of the entry into such a binding commitment had) no material relationship with any past or present officer, employee, shareholder, or director of UCBN or United Commerce, without the payment of any amount greater than $2,500 (in any one instance) or $5,000 (in the aggregate), or (B) in the case of such a person who has or had such a material relationship, without the payment by reason of such termination of any amount; or (viii) material contract, agreement or other commitment not made in the ordinary course of business.

Section 2.19. Compliance with Americans with Disabilities Act. (a) To the best of UCBN's knowledge, UCBN and United Commerce and their respective properties (including those held by either of them in a fiduciary capacity) are in compliance with all applicable provisions of the Americans with Disabilities Act (the "ADA"), and (b) no action under the ADA against UCBN, United Commerce or any of its properties has been initiated nor, to the best of UCBN's knowledge, has been threatened or contemplated.

Section 2.20. Statements True and Correct. To the best of the knowledge of UCBN, none of the information supplied or to be supplied by UCBN or United Commerce for inclusion in any documents to be filed with the FRB, the DFI, the FDIC, the SEC, or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 2.21. UCBN's Knowledge. With respect to representations and warranties herein that are made or qualified as being made "to the knowledge of UCBN" or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of UCBN or United Commerce shall be considered to be within the knowledge of UCBN.

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ARTICLE III.

REPRESENTATIONS AND WARRANTIES

OF GABC AND GERMAN AMERICAN

GABC and German American hereby jointly and severally make the following representations and warranties to UCBN and United Commerce:

Section 3.01. Organization and Capital Stock.

(a)          GABC is a corporation duly incorporated and validly existing under the IBCL and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

(b)          German American is a corporation duly incorporated and validly existing under the IFIA and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. All of the capital stock of German American is owned by GABC.

(c)          GABC has authorized capital stock of (i) 30,000,000 shares of GABC Common, no par value, of which, as of May 1, 2013, 12,665,826 shares were issued and outstanding, and (ii) 500,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding, and there has been no material change in such capitalization or issued or outstanding shares since May 1, 2013. All of the issued and outstanding shares of GABC Common are duly and validly issued and outstanding, fully paid and non-assessable.

(d)          The shares of GABC Common that are to be issued to the holders of UCBN Common pursuant to the Holding Company Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and non-assessable.

Section 3.02. Authorization. The Boards of Directors of GABC and German American have, by all appropriate action, approved this Agreement and the Mergers and authorized the execution hereof on GABC's and German American's behalf, as applicable, by their respective duly authorized officers and the performance by each such entity of its obligations hereunder. Nothing in the Articles of Incorporation or Bylaws of GABC or German American, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries is bound or subject would prohibit GABC from entering into and consummating this Agreement and the Mergers on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by GABC and German American and constitutes a legal, valid and binding obligation enforceable against them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors' rights or by general equitable principles. No other corporate acts or proceedings are required by law to be taken by GABC or German American to authorize the execution, delivery and performance of this Agreement. Except for any requisite approvals of the FRB, FDIC and DFI, and the SEC's order declaring effective GABC's registration statement under the 1933 Act with respect to the Holding Company Merger, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or the consummation of the Mergers by GABC or German American. Neither GABC nor German American is, nor will be by reason of the consummation of the transactions contemplated herein, in material default under or in material violation of any provision of, nor will the consummation of the transactions contemplated herein afford any party a right to accelerate any indebtedness under, its articles of incorporation or bylaws, any material promissory note, indenture or other evidence of indebtedness or security therefor, or any material lease, contract, or other commitment or agreement to which it is a party or by which it or its property is bound.

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Section 3.03. Subsidiaries. Each of GABC's subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

Section 3.04. Financial Information.

(a)          The consolidated balance sheet of GABC and its subsidiaries as of December 31, 2011 and 2012 and related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2012, together with the notes thereto, included in GABC's Annual Report on Form 10-K for the annual period then ended (the "10-K") and the consolidated balance sheets of GABC as of March 31, 2013, and related consolidated statements of income and cash flows included in GABC’s Quarterly Report on Form 10-Q for the quarterly period then ended (the “10-Q”) (together, the financial statements included in the 10-K and the 10-Q are referred to herein as the "GABC Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of GABC and its consolidated subsidiaries as of the dates and for the periods indicated.

(b)          Neither GABC nor German American has any material liability, fixed or contingent, except to the extent set forth in the GABC Financial Statements or incurred in the ordinary course of business since December 31, 2012.

Section 3.05. Absence of Changes. Since December 31, 2012, there has not been any material adverse change in the consolidated financial condition or the consolidated results of operations or the business of GABC and its subsidiaries, taken as a whole.

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Section 3.06. Reports.

(a)          Since January 1, 2012, GABC and each of its subsidiaries have filed all reports, notices and other statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) the FRB, (iii) the FDIC, (iv) the DFI, (v) any applicable state securities or banking authorities, and (vi) any other governmental authority with jurisdiction over GABC or any of its subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed.

(b)          GABC has filed all reports and other documents required to be filed under the 1933 Act and the Securities Exchange Act of 1934, as amended (the “1934 Act”), required to be filed by it (collectively, the “SEC Reports”). All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. GABC has made available to UCBN copies of all comment letters received by GABC from the SEC since January 1, 2010 relating to the SEC Reports, together with all written responses of GABC thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by GABC, and to the knowledge of GABC, none of the SEC Reports is the subject of any ongoing review by the SEC.

Section 3.07. Absence of Litigation. There is no material litigation, claim or other proceeding pending or, to the knowledge of GABC, threatened, before any judicial, administrative or regulatory agency or tribunal against GABC or any of its subsidiaries, or to which the property of GABC or any of its subsidiaries is subject, which is required to be disclosed in SEC reports under Item 103 of Regulation S-K, and which has not been so disclosed.

Section 3.08. Absence of Agreements with Banking Authorities. Except as set forth in Schedule 3.08 of the disclosure schedule that has been prepared by GABC and delivered by GABC to UCBN in connection with the execution and delivery of this Agreement (the “GABC Disclosure Schedule”), neither GABC nor any of its subsidiaries is subject to any order (other than orders applicable to bank holding companies or banks generally), or is a party to any agreement or memorandum of understanding with (or any resolution of its board of directors suggested by) any federal or state agency charged with the supervision or regulation of banks or bank holding companies, including without limitation the FDIC, the DFI, and the FRB, in each case that has been issued, executed or delivered on or after January 1, 2010.

Section 3.09. Compliance with Law. GABC and its subsidiaries have all material licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses as presently conducted and are in compliance in all material respects with all applicable laws and regulations.

Section 3.10. Brokerage. There are no claims, agreements, arrangements, or understandings (written or otherwise) for brokerage commissions, finders' fees or similar compensation in connection with the Holding Company Merger or the Bank Merger payable by GABC and its subsidiaries or German American.

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Section 3.11. Risen Transition Services Agreement. German American and Thomas Risen have executed and delivered to each other, in connection with (and prior to) the execution and delivery of this Agreement, a Transition Services Agreement. A true and correct copy of this Transition Services Agreement is attached to Section 3.11 to the GABC Disclosure Schedule.

Section 3.12. Statements True and Correct. To the best of the knowledge of GABC, none of the information supplied or to be supplied by GABC and its subsidiaries for inclusion in any documents to be filed with the FRB, the DFI, the FDIC, the SEC, or any other regulatory authority in connection with the Mergers will, at the respective times such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 3.13. GABC's Knowledge. With respect to representations and warranties herein that are made or qualified as being made "to the knowledge of GABC" or words of similar import, it is understood and agreed that matters within the knowledge of any of the directors or executive officers of GABC or German American shall be considered to be within the knowledge of GABC.

ARTICLE IV.

COVENANTS OF UCBN AND UNITED COMMERCE

Section 4.01. Conduct of Business.

(a)          From the date hereof until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or as required under applicable law in UCBN’s or United Commerce’s reasonable judgment (provided that UCBN gives GABC prompt notice that it has determined that such is required under applicable law), UCBN and United Commerce shall continue to carry on their respective businesses, and shall discharge or incur obligations and liabilities only in the ordinary course of business as heretofore conducted and, by way of amplification and not limitation with respect to such obligation, except as otherwise provided in the following subparagraphs (i) through (xxi), neither UCBN nor United Commerce will, without the prior written consent of GABC:

(i)          declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property; or

(ii)         issue (or agree to issue) any common or other capital stock or trust preferred securities (except for the issuance of up to 82,000 shares of UCBN Common pursuant to the payment and other terms of, and upon exercise by the holders of, those stock options and warrants held by employees or directors of UCBN and United Commerce as of the date of this Agreement) or any options, warrants or other rights to subscribe for or purchase common or any other capital stock or trust preferred securities or any securities convertible into or exchangeable for any such instruments; or

(iii)        directly or indirectly redeem, purchase or otherwise acquire (or agree to redeem, purchase or acquire) any of their own common or any other capital stock or trust preferred securities; or

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(iv)        effect a split, reverse split, reclassification, or other similar change in, or of, any common or other capital stock or otherwise reorganize or recapitalize; or

(v)         change the Articles of Incorporation or Bylaws of UCBN or the Articles of Incorporation or Bylaws of United Commerce; or

(vi)        pay or agree to pay, conditionally or otherwise, any bonus, additional compensation (other than ordinary and normal bonuses and salary increases consistent with past practices) or severance benefit or otherwise make any changes out of the ordinary course of business with respect to the fees or compensation payable or to become payable to consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees of UCBN or United Commerce or their subsidiaries, or, except as required by law or as contemplated by this Agreement, adopt, terminate, or make any change in any Plan or in any of the United Commerce Executive Agreements or other arrangement or payment made to, for or with any of such consultants, advisors, investment bankers, brokers, attorneys, accountants, directors, officers or employees; provided, however, that UCBN and United Commerce may pay the fees, expenses and other compensation of consultants, advisors, investment bankers, brokers, attorneys and accountants when, if, and as earned or payable in accordance with the terms of the contracts, arrangements or understandings of UCBN or United Commerce specifically disclosed on the UCBN Disclosure Schedule, including the United Commerce Executive Agreements, or

(vii)       borrow or agree to borrow any material amount of funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any material obligations of others except in the ordinary course of business or pursuant to outstanding letters of credit; or

(viii)      make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any one borrower, or group of affiliated or associated borrowers, if the Loan is an existing credit on the books of United Commerce or any subsidiary of United Commerce and classified or graded as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” in an amount in excess of $100,000 without the prior written consent of GABC, which consent shall be deemed received unless GABC shall object thereto within five business days after receipt of written notice from United Commerce. United Commerce also, in respect of any one borrower or group of affiliated or associated borrowers, shall not make, renew, modify, amend, or extend the maturity of (1) any commercial Loan in excess of $100,000, (2) any 1- to 4-family, residential mortgage Loan with a loan to value ratio in excess of 80% (unless private mortgage insurance is obtained) or any other 1- to 4-family, residential mortgage Loan in excess of $100,000, (3) any consumer Loan in excess of $50,000; (4) any home equity Loan or line of credit in excess of $75,000, (5) any credit card account in excess of $5,000; or (6) any Loan participation; provided, that United Commerce may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of German American (or his designee) shall be provided with notice of the proposed action in writing; or

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(ix)         other than U.S. Treasury obligations or asset-backed securities issued or guaranteed by United States governmental agencies or financial institution certificates of deposit insured by the FDIC, in either case having an average remaining life of five years or less (except that maturities may extend to seven years on variable-rate securities), purchase or otherwise acquire any investment security for their own accounts, or sell any investment security owned by either of them which is designated as held-to-maturity, or engage in any activity that would require the establishment of a trading account for investment securities; or

(x)          increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

(xi)         enter into or amend any material lease, agreement, contract or commitment out of the ordinary course of business or amend any Lease; or

(xii)        except in the ordinary course of business, place on any of their assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

(xiii)       except in the ordinary course of business, cancel, release, compromise or accelerate any material indebtedness owing to UCBN or United Commerce, or any claims which either of them may possess, or voluntarily waive any material rights with respect thereto; or

(xiv)      sell or otherwise dispose of any loan, loan participation, real property or any material amount of any personal property other than properties acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness to UCBN or United Commerce or encumber any real property by mortgage, lease, easement, or otherwise; or

(xv)       foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon, prepared by a reliable and qualified environmental professional reasonably acceptable to GABC, which does not indicate the presence of material or reportable quantities of pollutants, contaminants or hazardous or toxic waste materials or any recognized environmental conditions at the property; provided, however, that neither UCBN nor United Commerce shall be required to obtain such a report with respect to single family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might contain such materials or otherwise might be contaminated or subject to a recognized environmental condition; or

(xvi)      commit any act or fail to do any act which will cause a material breach of any material lease, agreement, contract or commitment; or

(xvii)     violate any law, statute, rule, governmental regulation or order, which violation might have a material adverse effect on its business, financial condition, or earnings; or

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(xviii)    purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $10,000 individually, or $50,000 in the aggregate for all such purchases, other than purchases of property made in the ordinary course of business in connection with loan collection activities or foreclosure sales in connection with any of UCBN's or United Commerce’s loans; or

(xix)       issue certificate(s) for shares of UCBN Common to any UCBN shareholder (or replacement option agreements or warrant certificates to any holder of any Cancelled Right) in replacement of certificate(s) (or Cancelled Right documents) claimed to have been lost or destroyed without first obtaining from such shareholder(s) (or holder(s) of such Cancelled Rights), at the expense of such holder(s), a surety bond from a recognized insurance company in an amount that would indemnify UCBN (and its successors) against lost certificate(s) (or lost instruments evidencing Cancelled Rights) (but in an amount not less than 150% of the estimated per share value of the Merger Consideration under this Agreement, or estimated Cancellation Amount in relation to the lost Cancelled Right instrument), and obtaining a usual and customary affidavit of loss and indemnity agreement from such shareholder(s);

(xx)        hold a special, regular or annual meeting (or take action by consent in lieu thereof) of the Board of Directors or the sole shareholder of United Commerce for the purpose of appointing or electing any new member to the Board of Directors of UCBN or of United Commerce (whether to fill a vacancy or otherwise) unless such new member is approved in advance in writing by GABC; or

(xxi)       make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to UCBN or United Commerce, surrender right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to UCBN or United Commerce, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, except as required by law.

(b)          UCBN shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the UCBN Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the UCBN Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of UCBN contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the UCBN Disclosure Schedule unless GABC shall have first consented in writing with respect thereto.

(c)          UCBN shall promptly notify GABC in writing of the occurrence of any matter or event known to UCBN or United Commerce that is, or is likely to become, materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of UCBN and United Commerce taken as a whole.

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(d)          On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, and except with the prior written approval of GABC or to the extent required under such circumstances by applicable fiduciary duties of UCBN’s Board of Directors under Indiana law as determined by the members thereof in good faith after written advice to that effect given by counsel experienced in mergers and acquisitions under Indiana law, UCBN shall neither permit nor authorize its directors, officers, employees, agents or representatives (or those of United Commerce) to, directly or indirectly, initiate, solicit or knowingly encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to UCBN or United Commerce or to which UCBN or United Commerce or their respective shareholders may become a party.

(e)          UCBN shall promptly communicate to GABC the terms of any proposal, indication of interest, or offer which UCBN or United Commerce may receive with respect to an Acquisition Transaction. This subsection (e) shall not authorize UCBN or United Commerce or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party or (except as permitted by subsection (d) hereof) to furnish information to any third party or to cooperate in any way with the making of a proposal, indication of interest, or offer with respect to an Acquisition Transaction.

Section 4.02. Subsequent Discovery of Events or Conditions. UCBN shall, in the event it or United Commerce obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to GABC and German American under ARTICLE II had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to UCBN or United Commerce) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in ARTICLE IV of this Agreement, give prompt notice thereof to GABC.

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Section 4.03. Shareholder and Other Approvals; Cooperation.

(a)          UCBN shall submit this Agreement to its shareholders for approval and adoption at a special meeting to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of UCBN. Unless precluded by applicable fiduciary duties of UCBN’s Board of Directors under Indiana law as determined by the members thereof in good faith after written advice to that effect given by counsel experienced in mergers and acquisitions under Indiana law, the Board of Directors of UCBN shall recommend to UCBN’s shareholders that such shareholders approve and adopt this Agreement and the Plans of Merger and the Mergers contemplated hereby and thereby. UCBN shall use its best efforts to perform and fulfill all other conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and provisions hereof. UCBN shall furnish (or cause United Commerce to furnish) to GABC in a timely manner all information, data and documents in the possession of UCBN or United Commerce requested by GABC as may be required to obtain any necessary regulatory or other approvals of the Mergers (all of which shall be true, accurate and complete, to the best of the knowledge of their respective management) and shall otherwise cooperate fully with GABC to carry out the purpose and intent of this Agreement. UCBN shall not (a) knowingly take any action that would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action or inaction that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in this Agreement not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

(b)          Following the approval of this Agreement by the shareholders of UCBN, United Commerce shall submit the Bank Merger Agreement to UCBN, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Articles of Incorporation and By-laws of United Commerce at a date reasonably in advance of the Effective Time. The Board of Directors of United Commerce shall recommend approval of the Bank Merger Agreement and the Bank Merger to UCBN, as the sole shareholder of United Commerce, and UCBN, as sole shareholder of United Commerce, shall approve the Bank Merger Agreement and the Bank Merger.

Section 4.04. SEC Registration Matters. UCBN shall cooperate with GABC in the preparation and filing of the Registration Statement described by Section 5.01 and in the taking of any other action required to be taken under any applicable federal or state securities laws in connection with the Holding Company Merger and shall furnish all information concerning it and its management and directors and the holders of its capital stock as may be reasonably requested in connection with any such action.

Section 4.05. Environmental Reports. UCBN shall cooperate with an environmental professional designated by GABC that is reasonably acceptable to UCBN (the "Designated Environmental Consultant") to conduct a Phase I Environmental Site Assessment (ESA) and, if necessary a Phase II subsurface investigation (Phase II) on all real property owned or leased (other than in connection with the operation of ATMs located on leased real estate) by UCBN or United Commerce or their subsidiaries as of the date of this Agreement, and (except as otherwise provided in Section 4.01. (a)(xv)) any real property acquired or leased (other than in connection with the operation of ATMs located on leased real estate) by UCBN or United Commerce or their subsidiaries after the date of this Agreement (collectively, the "UCBN Property").

The Designated Environmental Consultant shall prepare a DRAFT Phase I ESA report(s) identifying potential Recognized Environmental Conditions (RECs) in connection with any UCBN Property. GABC shall furnish to UCBN the draft Phase I ESA report(s) that it receives with respect to any UCBN Property promptly upon GABC's receipt of such draft report, but in no event later than five business days after its receipt thereof. UCBN shall provide to GABC any comments or concerns in connection with the draft Phase I ESA within five business days following its receipt of the draft report from GABC. GABC shall furnish the FINAL Phase I ESA report(s) promptly upon GABC's receipt of such report, but in no event later than five business days after its receipt thereof.

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The Designated Environmental Consultant shall provide any proposed recommendations in connection with the FINAL Phase I ESA in a separate letter. GABC shall furnish a copy of the proposed recommendations promptly upon GABC's receipt, but in no event later than five business days after its receipt thereof. UCBN shall provide any comments or concerns in connection with the proposed recommendations within five business days after its receipt of such recommendations from GABC. If GABC reasonably determines after collaborating with and considering any comments from UCBN that a Phase II subsurface investigation is required as to any UCBN Property based on the Final Phase I ESA report prepared by the Designated Environmental Consultant, and should GABC order the Designated Environmental Consultant to perform such further investigatory procedures, UCBN and United Commerce shall cooperate with such further investigatory procedures. UCBN will only be responsible and obligated to pay the fees and expenses incurred by GABC under this Section 4.05 that have been pre-approved by UCBN, such pre-approval not to be unreasonably withheld. UCBN shall promptly pay (or promptly reimburse GABC for) pre-approved fees and expenses of the Designated Environmental Consultant that are incurred by GABC in connection with any such Phase I ESA or Phase II investigation.

Should GABC, on the basis of the results of any Phase II Report(s) prepared by the Designated Environmental Consultant, reasonably determine that (A) the aggregate costs of taking all remedial and corrective actions and measures (1) required by applicable law, or (2) recommended by the Phase II Report(s), in the aggregate (including the aggregate costs of the taking of the further investigative procedures and the obtaining of the Phase II Report(s) of the results thereof), would exceed the sum of $150,000, or (B) that the sum of such costs identified in clause (A) cannot be reasonably estimated with any degree of certainty but could reasonably exceed the sum of $150,000 in the aggregate, then GABC shall have the right pursuant to Section 7.04 hereof to terminate this Agreement immediately by giving UCBN notice of termination, specifying the basis under this Section 4.05 for doing so, without further obligation.

Section 4.06. Access to Information.

(a)          UCBN and United Commerce shall permit GABC and its consultants reasonable access to their properties to perform any investigations, tests, surveys reasonably required by GABC and shall disclose and make available to GABC all books, documents, papers and records relating to their assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including general ledgers), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, trust files, investments files, filings with any regulatory authority, accountants' workpapers, litigation files, plans affecting employees, and any other business activities or prospects in which GABC may have an interest in light of the transactions contemplated by this Agreement.

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(b)          During the period from the date of this Agreement to the Effective Time or the date this Agreement is terminated pursuant to ARTICLE VII, UCBN will cause one or more of its or United Commerce’s designated representatives to confer on a regular basis with the Chief Executive Officer of GABC, or any other person designated in a written notice given to UCBN by GABC pursuant to this Agreement, to report the general status of the ongoing operations of UCBN and United Commerce. UCBN will promptly notify GABC of any material change in the normal course of the operation of its business or properties and of any regulatory complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving UCBN or United Commerce, and will keep GABC fully informed of such events.

Section 4.07. Reduction or Elimination of Two Active Loan Credits. UNCB and United Commerce shall use commercially reasonable efforts to collect or otherwise eliminate from United Commerce’s balance sheet prior to the Closing all (or as much as possible after using such commercially reasonable efforts) of the principal amount owed to United Commerce under those two active loan credit relationships that have been specifically identified for purposes of this Section 4.07 by a side letter from United Commerce to German American dated this date.

Section 4.08. Title to Real Estate. UCBN and United Commerce shall provide copies of all existing title policies with respect to any parcel of Fee Real Estate to GABC and any other title information reasonably requested by GABC. GABC shall have the right to obtain updated title insurance commitments with respect to any parcel of Real Estate from a national title company selected by GABC (the "Title Company"), showing the condition of title to any parcel of the Real Estate. GABC may also obtain surveys of any parcel of the Real Estate prepared in accordance with ALTA Minimum Standard Detail Requirements. If GABC becomes aware of any defect, whether disclosed by a title commitment, survey or otherwise, that GABC reasonably deems unacceptable, GABC may notify UCBN of such defect prior to the Closing Date. UCBN shall have ten (10) days after receipt of GABC's notice to cure or remove any such unacceptable defects. If UCBN does not cure or remove such defects within said period, GABC may either (i) terminate this Agreement pursuant to Section 7.04 hereof immediately by giving UCBN notice of termination, specifying the basis under this Section 4.08 for doing so, without further obligation, or (ii) waive such defects and continue the transactions contemplated by this Agreement. At the Closing and as a condition thereto, GABC shall receive the following evidence of title with respect to any parcels of the Real Estate reasonably deemed necessary by GABC (collectively, the "Title Policies"): (i) owner's (or leasehold, as applicable) policies of title insurance (or signed marked-up proforma policies or commitments binding coverage) issued by the Title Company, in amounts reasonably designated by GABC, showing a good and marketable title in the Real Estate, subject only to exceptions reasonably acceptable to GABC, including any endorsements reasonably required by GABC and dated no earlier than the Closing Date, or (ii) such endorsements to existing title policies held by UCBN or the United Commerce reasonably required by GABC, including without limitation, date-down endorsements and non-imputation endorsements.

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ARTICLE V.

COVENANTS OF GABC AND GERMAN AMERICAN

Section 5.01. Regulatory Approvals and Registration Statement.

(a)          GABC shall file or cooperate with UCBN and United Commerce in filing all regulatory applications required in order to consummate the Mergers, including all necessary applications or notices for the prior approvals of the FRB, the DFI and the FDIC. GABC shall keep UCBN reasonably informed as to the status of such applications or notices and promptly send or deliver copies of such applications or notices, and of any supplementally filed materials, to counsel for UCBN.

(b)          GABC shall file as promptly as practicable with the SEC the registration statement relating to the shares of GABC Common to be issued to the shareholders of UCBN pursuant to this Agreement (the "Registration Statement"), and shall use its best efforts to cause it to become effective as soon as practicable and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective. At the time the Registration Statement becomes effective, the form of the Registration Statement shall comply in all material respects with the provisions of the 1933 Act and the published rules and regulations thereunder, and shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. At the time of the mailing thereof to the shareholders and at the time of any Shareholders Meeting, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall (to the best of the knowledge of GABC) not contain any untrue statement of a material fact or omit to state any material fact regarding GABC, German American or the Holding Company Merger necessary to make the statements therein not false or misleading. GABC shall promptly and properly prepare and file any other filings required under the 1934 Act relating to the Mergers, or otherwise required of it under the 1934 Act prior to the Effective Time.

Section 5.02. Subsequent Discovery of Events or Conditions. GABC shall, in the event it or German American obtains knowledge of the occurrence of any event or condition which would have been materially inconsistent with any of its representations and warranties made to UCBN under ARTICLE III had such event or condition occurred or existed (or, as to events or conditions that occurred or came into existence in whole or in part prior to the date of this Agreement, been known to GABC or German American) on or before the date of this Agreement, or which would be materially inconsistent with its past or expected future satisfaction of any of its agreements or covenants included in ARTICLE V of this Agreement, give prompt notice thereof to UCBN.

Section 5.03. Consummation of Agreement. GABC shall use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under this Agreement and to effect the Mergers in accordance with the terms and conditions of this Agreement.

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Section 5.04. Preservation of Business. GABC shall: (a) conduct its business substantially in the manner as is presently being conducted and in the ordinary course of business and not amend its articles of incorporation in any manner that requires the approval of shareholders of GABC under the IBCL; (b) file, and cause its subsidiaries to file, all required reports with applicable regulatory authorities; (c) comply with all laws, statutes, ordinances, rules or regulations applicable to it and to the conduct of its business, the noncompliance with which results or could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of GABC on a consolidated basis; and (d) comply in all material respects with each contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party by which it is or may be subject or bound, the breach of which could result in a material adverse effect on the financial condition, results of operations, business, assets or capitalization of GABC on a consolidated basis. GABC shall promptly notify UCBN in writing of the occurrence of any matter or event known to GABC that is, or is likely to become, materially adverse to the businesses, operations, properties, assets or condition (financial or otherwise) of GABC and its subsidiaries on a consolidated basis.

Section 5.05. Representation on German American North Region Advisory Board. GABC shall cause two persons who are currently members of the United Commerce Board of Directors (who shall be chosen by GABC after the opportunity for consultation regarding its choice having been afforded to UCBN) to be appointed to the North Region Advisory Board of German American, as soon as practicable after the Effective Time.

Section 5.06. Employee Benefit Plans and Employee Payments.

(a)          GABC and German American shall provide compensation and benefits to the officers and employees of UCBN, United Commerce or any subsidiary who continue as employees of GABC or any subsidiary after the Effective Time (“Continuing Employees”) that are generally comparable to those provided to GABC and German American’s similarly situated employees.

(b)          GABC and German American shall cause Continuing Employees to receive credit for prior service with UCBN or United Commerce for purposes of eligibility and vesting (but not for purposes of accrual of benefits) under those GABC and German employee benefit plans (in effect as of the Effective Time) that are made available to such Continuing Employees; provided, however, that in no event will any credit be given to the extent it would result in the duplication of benefits for the same period of service. GABC may determine to keep United Commerce’s separate benefit plans in effect for the Continuing Employees through the last day of 2013 even if the Effective Time occurs prior to such date, if permitted by applicable law and the provisions of such plans. To the extent that GABC determines, in its sole discretion, that UCBN or United Commerce’s employee benefit plans should be terminated, either as of the Effective Time, the end of 2013, or such later time as GABC may determine is appropriate, Continuing Employees shall become eligible to participate in the employee benefit plans of GABC or German American upon such termination, subject to the terms and conditions of such plans. With respect to the Continuing Employees who become covered under the health and dental plans of GABC and German American, GABC and German American shall make commercially reasonable efforts to cause such plans to waive any additional pre-existing condition limitations under the health or dental plan of GABC or German American in which they are eligible to participate than they otherwise would have been subject to under the health or dental plans of UCBN or United Commerce. To the extent that the initial period of coverage for Continuing Employees under any GABC or German American health and dental plan is not a full 12-month period of coverage, the language of such benefit plans provides credit for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding and comparable UCBN or United Commerce plan during the balance of such 12-month period of coverage provided that GABC can obtain, in a manner satisfactory to GABC, as determined in its sole discretion, the necessary data.

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(c)          After the Effective Time, United Commerce’s sick time and vacation time policies shall terminate and all Continuing Employees shall be subject to GABC’s sick time and vacation time policies. Notwithstanding the foregoing, all accrued and unpaid sick time of Continuing Employees at the Effective Time, up to but not beyond one hundred sixty (160) hours per Continuing Employee, shall be carried over to GABC’s sick time policy, and all accrued and unpaid vacation time of Continuing Employees shall be carried over to GABC’s vacation time policy.

(d)          Until the Effective Time, UCBN, United Commerce or a subsidiary of United Commerce, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. GABC or a GABC subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of UCBN, United Commerce or a subsidiary of United Commerce who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of UCBN, United Commerce or a subsidiary of United Commerce who incurs a qualifying event before the Effective Time.

(e)          United Commerce shall not, without the written prior approval of GABC, amend, modify, or terminate the United Commerce Executive Agreements or waive any of its rights thereunder.

(f)          Except as provided by the United Commerce Executive Agreements (which shall govern such matters as to the officers who are parties thereto), those employees of UCBN or United Commerce as of the Effective Time (i) who GABC or its subsidiaries elect not to employ after the Effective Time or who become Continuing Employees but are terminated by German American (or a subsidiary of German American) other than for cause within twelve (12) months after the Effective Date, and (ii) who sign and deliver a Termination and Release Agreement in the form attached hereto as Exhibit 5.06, shall be entitled to a stay bonus (payable, net of deductions, in a lump-sum payment promptly upon termination of employment and provided that they have satisfied the applicable conditions for such payment) equal to one (1) week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with United Commerce or United Commerce Bank with a minimum of thirteen weeks.

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(g)          Nothing in this Section shall be deemed to apply to employees other than those described in this Section, or to limit or modify GABC’s or German American’s at-will employment policy or any employee’s at-will employment status. It is understood and agreed between the parties that all provisions contained in this Agreement with respect to employment, employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and do not and shall not create any right in any other Person, including, but not limited to, any Continuing Employee, any participant in any benefit or compensation plan or any beneficiary thereof. Nothing in this Agreement shall be deemed to constitute an amendment of any employee benefit plan of GABC or German American, nor shall it limit the right of UCBN, United Commerce, GABC or German American from amending or terminating their respective employee benefit plans from time to time

Section 5.07. [Reserved].

Section 5.08. Indemnification and Insurance.

(a)          Indemnification. GABC shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of UCBN and its subsidiaries, including of United Commerce (each, an “Indemnified Party”) following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of UCBN or any of its subsidiaries under applicable Indiana law or UCBN’s or any such subsidiaries’ articles of incorporation or bylaws as in effect as of the date of this Agreement.

(b)          Insurance. GABC shall cause the persons serving as officers and directors of UCBN and its subsidiaries (including United Commerce) immediately prior to the Effective Time to be covered for a period of three (3) years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by United Commerce (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by GABC, United Commerce shall cause the applicable broker of record for its Existing Policy to be assigned to GABC’s designee. Such assignment in favor of GABC’s designee shall be executed by United Commerce with sufficient time to allow GABC and its designee to place the insurance required by this Section. The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided, however, that GABC shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 200% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided, further, however, that, if notwithstanding the use of reasonable efforts to do so, GABC is unable to maintain or obtain the insurance called for by this Section 5.07(b), GABC shall obtain as much comparable insurance as is available for the Maximum Amount. GABC’s obligations within this Section 5.07(b) apply solely and exclusively to the Existing Policy at current limits of insurance, as well as its other terms, conditions, exclusions and annual premium as of the date of this Agreement, and which must be continuously maintained in force by United Commerce without interruption, cancellation or amendment until the Effective Time or GABC’s obligations within this Section shall cease.

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(c)          The provisions of this Section 5.08 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(d)          In the event that either GABC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of GABC shall assume the obligations set forth in this Section 5.08.

ARTICLE VI.

CONDITIONS PRECEDENT TO THE MERGER

Section 6.01. Conditions of GABC's and German American’s Obligations. The obligations of GABC and German American to effect the Mergers shall be subject to the satisfaction (or waiver by GABC and German American) prior to or on the Closing Date of the following conditions:

(a)          The representations and warranties made by UCBN and United Commerce in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of UCBN, except for those included in Sections 2.01, 2.02(a) and 2.06, inclusive, hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of UCBN, has had or would result in a material adverse effect on UCBN.

(b)          UCBN and United Commerce shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(c)          The shareholders of UCBN shall have approved and adopted this Agreement and the Plan of Merger as required by applicable law and its Articles of Incorporation.

(d)          No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, which makes the consummation of the Mergers illegal.

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(e)          All necessary regulatory approvals, consents, authorizations and other approvals required by law or stock market requirements for consummation of the Mergers shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired, and no such approvals shall contain any burdensome conditions, stipulations, restrictions or requirements which GABC reasonably determines in good faith would adversely affect the consolidated financial condition, earnings, business, properties or operations of UCBN or United Commerce.

(f)          GABC shall have received the environmental reports required by Section 4.05 and 4.01(a)(xv) hereof and shall not have elected, pursuant to Section 4.05 hereof, to terminate and cancel this Agreement.

(g)          GABC shall have received from UCBN on or prior to the Closing the items and documents, in form and content reasonably satisfactory to GABC, set forth in Section 1.09(a) hereof.

(h)          The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(i)          GABC shall have received from its tax counsel, Ice Miller LLP, an opinion to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of UCBN Common upon receipt of the Merger Consideration (except for the Cash Payment and cash received in lieu of fractional shares); (iii) the basis of shares of GABC Common received by the shareholders of UCBN will be the same as the basis of shares of UCBN Common exchanged therefor, plus the gain recognized and less the cash received, if any; and (iv) the holding period of the shares of GABC Common received by the shareholders of UCBN will include the holding period of the shares of UCBN Common exchanged therefor provided such shares were held as capital assets as of the Effective Time.

(j)          The cash component of the Merger Consideration, after taking into account any adjustment contemplated by Section 1.03(c), is at least zero.

(k)          Holders of not more than ten percent (10%) of the number of shares of UCBN Common Stock issued and outstanding as of the record date for determining shareholders entitled to vote on the Holding Company Merger shall have timely provided UCBN of notice of their intent to exercise dissenters' rights under the IBCL.

(l)          The Title Company shall have agreed to issue the Title Policies at the Closing.

Section 6.02. Conditions of UCBN's and United Commerce's Obligations. UCBN's and United Commerce’s obligations to effect the Mergers shall be subject to the satisfaction (or waiver by UCBN and United Commerce) prior to or on the Closing Date of the following conditions:

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(a)          The representations and warranties made by GABC and German American in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of GABC shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of GABC, has had or would result in a material adverse effect on GABC.

(b)          GABC and German American shall each have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement.

(c)          The shareholders of UCBN shall have approved and adopted this Agreement and the Plan of Merger as required by applicable law and its Articles of Incorporation.

(d)          No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect, nor shall any proceeding by any bank regulatory authority, other governmental agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, enforced or deemed applicable to the Mergers, which makes the consummation of the Mergers illegal.

(e)          All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Mergers shall have been obtained and all waiting periods required by law shall have expired.

(f)          UCBN shall have received from GABC at the Closing the items and documents, in form and content reasonably satisfactory to UCBN, listed in Section 1.09(b) hereof.

(g)          The Registration Statement shall be effective under the 1933 Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC.

(h)          UCBN shall have received from tax counsel for GABC, Ice Miller, an opinion reasonably satisfactory to UCBN to the effect that if the Mergers are consummated in accordance with the terms set forth in this Agreement, (i) the Holding Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of UCBN Common upon receipt of the Merger Consideration (except for the Cash Payment and cash received in lieu of fractional shares); (iii) the basis of shares of GABC Common received by the shareholders of UCBN will be the same as the basis of shares of UCBN Common exchanged therefor, plus the gain recognized and less the cash received, if any; and (iv) the holding period of the shares of GABC Common received by the shareholders of UCBN will include the holding period of the shares of UCBN Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

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ARTICLE VII.

TERMINATION OR ABANDONMENT

Section 7.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of UCBN and GABC, approved by their respective Boards of Directors, at any time prior to the Effective Time, regardless of whether shareholder approval of this Agreement and the Mergers by the shareholders of UCBN or GABC shall have been previously obtained.

Section 7.02. By Unilateral Action. Either party may, in addition to any other remedies to which such party may be entitled, terminate this Agreement at any time prior to the Effective Time and abandon the Mergers, if such party’s Board of Directors determines that:

(a)          either

(i)          the other party has breached any representation or warranty contained herein (other than those breaches that do not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party), which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to such party of such breach; or

(ii)         the other party has breached in any material respect any of the covenants or agreements contained herein, which breach cannot be cured, or has not been cured within thirty (30) days after the giving of written notice to the other party of such breach; or

(b)          any of the conditions to the obligations of such party are not satisfied or waived on or prior to the Closing Date, immediately upon delivery of written notice thereof to the other party on the Closing Date.

Section 7.03. Shareholder Approval Denial. If this Agreement and consummation of the Mergers is not approved by the vote of a majority of the UCBN Common shares outstanding on the record date for the meeting (including any adjournments) of UCBN Common shareholders at which the proposal for the approval of this Agreement and consummation of the Mergers is submitted to them for a vote, then either party (subject to Section 7.08. (b)) may terminate this Agreement by giving written notice thereof to the other party.

Section 7.04. Adverse Environmental Reports; Title Defects. GABC may terminate this Agreement under the circumstances, and by providing to UCBN the written notices, specified in Section 4.05 or Section 4.08.

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Section 7.05. Termination Upon Adverse Regulatory Determination. In connection with the filings that GABC, German American, UCBN and/or United Commerce may be required to make in connection with the Mergers with banking and antitrust regulatory agencies ("Agencies"), each party shall use its best efforts to obtain all necessary approvals of, or clearances from, the Agencies, and shall cause its respective agents and advisors to cooperate and use their best efforts in connection therewith. GABC (or its subsidiaries) shall be responsible for making the required filings for the Mergers (except to the limited extent that the applicable law, regulations, or forms specify that UCBN or United Commerce is the appropriate filing party) with the Agencies, and for discussing such filings with the Agencies and responding to comments thereon. If any required filing is disapproved by any of the Agencies, or any determination is made by any of the Agencies that either of the Mergers cannot be consummated except on terms and conditions that are materially adverse to GABC (an "Adverse Determination"), then GABC shall promptly advise UCBN of such Adverse Determination and GABC's intended course of action with respect thereto. In the event that GABC in its sole discretion determines to seek a judicial or regulatory appeal or review (formal or informal) of the Adverse Determination, UCBN and United Commerce (and their agents and advisors) shall continue to cooperate with such appeal and review procedure and use its best efforts to assist in connection with obtaining reversal or modification of such Adverse Determination. In the event that (i) GABC in its sole discretion elects not to seek an appeal or review of the Adverse Determination or elects in its sole discretion at any time after seeking such an appeal or review to discontinue that effort, or (ii) GABC seeks such an appeal or review but all avenues for such appeal or review are exhausted without the Adverse Determination having been vacated or overruled or modified in such a manner that the Adverse Determination is no longer materially adverse, then either GABC or UCBN may terminate this Agreement without obligation to the other on account of the Adverse Determination.

Section 7.06. Regulatory Enforcement Matters. In the event that UCBN or United Commerce, on the one hand, or GABC or German American, on the other hand, should become a party or subject to any cease and desist order imposed by any federal or state agency charged with the supervision or regulation of banks or their holding companies after the date of this Agreement, then the party that is not (and whose affiliate is not) subject to such regulatory enforcement may terminate this Agreement by giving written notice thereof to the other party.

Section 7.07. Lapse of Time. If the Closing Date does not occur on or prior to December 31, 2013, then this Agreement may be terminated by the Board of Directors of either UCBN or GABC by giving written notice thereof to the other party.

Section 7.08. Effect of Termination.

(a)          Upon termination, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of either party or their respective directors, officers, employees, agents and shareholders, except as provided in compliance with: (i) the obligations of the parties to pay their expenses pursuant to Section 8.02. , and (ii) the obligation of UCBN to pay certain termination fees under the circumstances described by subsection (b) of this Section 7.08. ; provided, however, that termination shall not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

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(b)          In addition to any obligation that UCBN or United Commerce may have under Section 7.08(a) of this Agreement in respect of any willful breach of their obligations under this Agreement, in the event that this Agreement is terminated due to the failure of the UCBN Board to include its recommendation of the Holding Company Merger in the proxy statement delivered to shareholders of UCBN with regard to the meeting of UCBN shareholders held to consider such Holding Company Merger, or the withdrawal by the UCBN Board of such recommendation following the submission by any other person or entity not a party to this Agreement of an indication of interest to UCBN or United Commerce contemplating a merger, consolidation, plan of stock exchange, sale of all or substantially all assets, or other business combination with UCBN or United Commerce, then, in addition to whatever legal rights or remedies GABC may be entitled to assert against any third party, UCBN shall, upon GABC's demand and not later than the second business day after the making of such demand, pay to GABC a termination fee of $600,000. If UCBN should fail or refuse to pay any amount demanded by GABC pursuant to the preceding sentence and GABC recovers such disputed amount pursuant to a legal proceeding, UCBN shall, in addition thereto, pay to GABC all costs, charges, expenses (including without limitation the fees and expenses of counsel) and other amounts expended by GABC in connection with or arising out of such legal proceeding.

ARTICLE VIII.

MISCELLANEOUS

Section 8.01. Liabilities. In the event that this Agreement is terminated or the Mergers abandoned pursuant to the provisions of ARTICLE VII hereof, no party and no officer, director or employee of any party hereto shall have any liability to any other party for costs, expenses, damages, termination fees, or otherwise except to the extent specifically set forth in Section 7.08.

Section 8.02. Expenses. UCBN shall pay all expenses of UCBN and United Commerce and their shareholders, officers and directors incidental to the Mergers contemplated hereby, and GABC shall pay all expenses of GABC and its subsidiaries and their shareholders, officers and directors incidental to the Mergers contemplated hereby.

Section 8.03. Notices. Any notice or other communication hereunder shall be in writing and shall be deemed to have been given or made (a) on the date of delivery, in the case of hand delivery, (b) the next business day if timely deposited the prior business day for shipping with a recognized overnight courier delivery service, with all shipping fees for next business day delivery prepaid or billed to shipper, and (c) three (3) business days after deposit in the United States Registered or Certified Mail, with mailing receipt postmarked by the Postal Service to show date of mailing, postage prepaid; addressed (in any case) as follows:

(a)          If to GABC:

German American Bancorp, Inc.

711 Main Street

Box 810

Jasper, Indiana 47546

Attn: Mark A. Schroeder, Chairman and Chief Executive Officer

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with a copy to:

Mark Barnes Law PC

5717 Fall Creek Road

Indianapolis, Indiana 46220

Attn: Mark B. Barnes, Esq.

(b)          If to UCBN:

United Commerce Bancorp

211 South College Avenue

Bloomington, Indiana 47401

Attn: Thomas G. Risen, President and CEO

with a copy to:

Barnes & Thornburg LLP

11 South Meridian Street

Indianapolis, Indiana 46204-3535

Attn: Thomas M. Maxwell, Esq.

or to such other address as any party may from time to time designate by notice to the others.

Section 8.04. Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including without limitation those included in Section 5.08) that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.05. Representations Not Affected by Review. The reliability and binding effect of any representation or warranty made by any party in this Agreement shall not be diminished or limited in any way by any review, or by the opportunity to conduct any review, by or on behalf of the intended beneficiary of the subject matter of the representation or warranty, whether before or after the date of this Agreement, unless and to the extent that the reviewing party and the other party expressly agree otherwise in writing.

Section 8.06. Press Releases. GABC and UCBN shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of NASDAQ, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

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Section 8.07. Entire Agreement. Except for that certain five-page Confidentiality Agreement dated December 5, 2012, and accepted by or on behalf of the parties thereto as of that date (the “NDA”), this Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof.

Section 8.08. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

Section 8.09. Waiver, Amendment or Modification. The conditions of this Agreement that may be waived may only be waived by written notice specifically waiving such condition addressed to the party claiming the benefit of the waiver. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

Section 8.10. Rules of Construction. Unless the context otherwise requires (a) a term used herein has the meaning assigned to it, and (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

Section 8.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

Section 8.12. Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, heirs, personal representatives, and executors. Except for the persons intended to be benefited by (and to the extent provided by) Section 5.08, there shall be no third party beneficiaries hereof.

Section 8.13. Governing Law; Assignment. This Agreement shall be governed by the laws of the State of Indiana. This Agreement may not be assigned by any of the parties hereto.

[Signature Page Immediately Follows]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

GERMAN AMERICAN BANCORP

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

UNITED COMMERCE BANCORP

By:	/s/ Thomas G. Risen
Thomas G. Risen
President and Chief Executive Officer

UNITED COMMERCE BANK

By:	/s/ Thomas G. Risen
Thomas G. Risen
President and Chief Executive Officer

Signature Page to Agreement and Plan of Reorganization

APPENDIX A

PLAN OF MERGER

The following constitutes a Plan of Merger within the meaning of the Indiana Business Corporation Law (Indiana Code 23-1-40-1) ("IBCL"):

1.          The names of each corporation planning to merge (the "Merger") are:

German American Bancorp, Inc., an Indiana corporation (the "Surviving Corporation")

United Commerce Bancorp, an Indiana corporation (the "Merging Corporation")

2.          The corporation surviving the Merger is German American Bancorp, Inc., the name of which is not changed pursuant to this Plan of Merger.

3.          At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Merger or at such later time as shall be specified by such Articles of Merger (the "Effective Time"), each of the shares of common stock, without par value, of the Merging Corporation ("Merging Corporation Stock") that shall then be issued and outstanding (other than shares that are held of record by any holder of UCBN Common who has timely given notice of such holder’s intent to exercise dissenters' rights under the IBCL, hereafter referred to as “Dissenting Shares,” and shares that are then held of record by the Surviving Corporation) shall be converted into the right to receive, without interest, [a cash payment of $_______ per share and] ____________ newly-issued shares of common stock of the Surviving Corporation (such [cash and such] newly-issued shares are hereafter referred to as the "Merger Consideration"), all subject to and in accordance with the terms and provisions of Article I of the Agreement and Plan of Reorganization among the Surviving Corporation, the Merging Corporation and certain of their subsidiaries dated July 23, 2013. Holders of Dissenting Shares shall be entitled to the rights provided by the IBCL and by such Article I. Shares of the Merging Corporation Stock that are held of record by the Surviving Corporation immediately prior to the Effective Time shall be cancelled at the Effective Time and shall not be converted into the Merger Consideration.

4.          The shares of Surviving Corporation stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Surviving Corporation stock.

5.          The Articles of Incorporation and the Bylaws of the Surviving Corporation (each as amended immediately prior to the effective time of the merger) shall not change as a result of the Merger.

(a)          6.          No fractional shares of the Surviving Corporation Stock shall be issued in the Merger and, in lieu thereof, holders of shares of Merging Corporation Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of Merging Corporation Stock held by such holder) in stock of the Surviving Corporation shall be paid an amount in cash equal to the product of multiplying such fractional share by $_________. [Here insert the amount required by the Agreement and Plan of Reorganization.]

Appendix A-1

7. From time to time on and after the Effective Time, the last acting officers of the Surviving Corporation or the corresponding officers of the Surviving Corporation may, in the name of the Surviving Corporation, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the Surviving Corporation, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the Surviving Corporation and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of the Merger Corporation and otherwise to carry out the intent and purposes of this Plan of Merger.

Appendix A-2

APPENDIX B

AGREEMENT AND PLAN OF BANK MERGER

between

GERMAN AMERICAN BANCORP

and

UNITED COMMERCE BANK

THIS AGREEMENT AND PLAN OF BANK MERGER (this "Agreement"), made between GERMAN AMERICAN BANCORP (hereinafter referred to as "German American"), a bank organized under the laws of the State of Indiana, being located at 711 Main Street, Jasper, County of Dubois, in the State of Indiana, and UNITED COMMERCE BANK (hereinafter referred to as "United Commerce"), a bank organized under the laws of the State of Indiana, being located at 211 South College Avenue, Bloomington, County of Monroe, in the State of Indiana, each acting pursuant to a resolution of its board of directors adopted by the vote of at least a majority of its directors, witnesses as follows:

SECTION 1.

United Commerce shall be merged with and into German American under the charter of the latter (the "Merger"), subject to and effective in accordance with the terms and conditions of this Agreement. The Articles of Incorporation and Bylaws of German American, as in effect immediately prior to the effective time of the Merger, shall continue, unchanged, as the Articles of Incorporation and Bylaws of the surviving bank from and after the effective time of the Merger.

SECTION 2.

The name of the surviving bank shall be "German American Bancorp.”

SECTION 3.

The business of the surviving bank shall be that business that is authorized to be conducted by a bank organized under the laws of the State of Indiana. The business of banking of the surviving bank shall be conducted by the surviving bank at its main office, which shall be located at 711 Main Street, Jasper, Indiana, and at its legally established branches.

SECTION 4.

The Merger shall have all of the effects provided by the Indiana Financial Institutions Act, as amended. All assets of United Commerce as they exist at the effective time of the Merger shall pass to and vest in the surviving bank without any conveyance or other transfer. The surviving bank shall be responsible for all of the liabilities of every kind and description of United Commerce existing as of the effective time of the Merger.

SECTION 5.

At the effective time of the Merger, the shares of capital stock of German American that were issued and outstanding immediately prior to the Merger shall continue to be issued and outstanding, and the shares of capital stock of United Commerce that were issued and outstanding immediately prior to the Merger shall be canceled.

SECTION 6.

The members of the board of directors of German American immediately prior to the effective time of the Merger shall continue to serve as members of the Board of Directors of the surviving bank at and after the effective time of the Merger until the next annual meeting or until such time as their successors have been elected and have qualified. The officers of German American immediately prior to the effective time of the Merger shall continue to serve as officers of the surviving bank at and after the effective time of the Merger until they are removed or resign their offices.

SECTION 7.

This Agreement may be terminated by the mutual consent of the boards of directors of German American and United Commerce at any time prior to the effective time of the Merger. Notwithstanding the foregoing, in the event that that certain Agreement and Plan of Reorganization dated July 23, 2013, by and among German American Bancorp, Inc., United Commerce Bancorp, German American and United Commerce ("Master Agreement") is terminated without the transactions contemplated thereby being consummated as provided therein, then this Agreement shall also be terminated and shall be of no further force and effect.

SECTION 8.

This Agreement shall be approved by the sole shareholder of each of the merging banks as required by law. Subject to Section 9 of this Agreement, the Merger shall become effective at the time specified in the Articles of Merger filed with the Department of Financial Institutions of the State of Indiana and the Secretary of State of the State of Indiana (the "Effective Time").

SECTION 9.

Anything herein to the contrary notwithstanding, the obligations of the merging banks under this Agreement are subject to and expressly conditioned upon the consummation of the merger of German American Bancorp, Inc., and United Commerce Bancorp, as described in the Master Agreement.

SECTION 10.

From time to time on and after the Effective Time, the last acting officers of United Commerce or the corresponding officers, shareholder, or agents of German American may, in the name of the Surviving Bank, execute and deliver all such proper deeds, assignments and other instruments and take or cause to be taken all such further or other actions as the Surviving Bank, or its successors or assigns, may deem necessary or desirable in order to vest in, perfect or confirm to the Surviving Bank and its successors and assigns, title to and possession of all of the property, rights, privileges, powers and franchises of United Commerce and otherwise to carry out the intent and purposes of this Agreement.

WITNESS, the signatures of said merging banks this 23rd day of July, 2013, each set by its Chairman or President and attested to by its Cashier or Secretary, pursuant to a resolution of its board of directors, acting by a majority of its members.

GERMAN AMERICAN BANCORP

Attest:

By:
Secretary	Mark A. Schroeder
Chairman and Chief Executive Officer

UNITED COMMERCE BANK

Attest:

By:
Secretary	Thomas G. Risen
President and Chief Executive Officer

ANNEX B

OPINION OF RENNINGER & ASSOCIATES, LLC

[Renninger & Associates, LLC, Letterhead]

August 19, 2013

Board of Directors

United Commerce Bancorp

211 S. College Avenue

Bloomington, IN 47404

Gentlemen:

United Commerce Bancorp (“UCB”) and German American Bancorp, Inc. (“GAB”) have entered into an agreement and plan of merger dated July 23, 2013 (the “Agreement”) pursuant to which UCB will merge with and into GAB (the “Merger”). Pursuant to the terms of the merger, upon the effective date of the Merger, each share of UCB common stock issued and outstanding immediately prior to the effective time of the Merger, except for shares owned by German American and certain shares as specified in the Agreement, will be exchanged for (i) a cash payment in the amount of $1.75 (subject to downward adjustment to the extent UCB’s book value at the Effective Time does not exceed $14.0 million inclusive of accumulated other comprehensive income or loss, or $14.265 million exclusive of accumulated other comprehensive income or loss), and (ii) not fewer than 0.5456 shares and not more than 0.6667 shares of GAB common stock (the “Exchange Ratio”). The Exchange Ratio is designed to fix the market value of the German American common stock to be issued to UCB shareholders at $12.50 per share within a German American common stock market price range of $18.75 and $22.91 per share. To the extent the market value of German American common stock falls below $18.75 per share, the value of the German American common stock received by UCB shareholders would decrease to an amount less than $12.50. To the extent the market value of German American common stock exceeds $22.91 per share, the value of the German American common stock received by UCB shareholders would increase to an amount greater than $12.50. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of UCB common stock.

Renninger & Associates, LLC, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of UCB that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of GAB that we deemed relevant; (iv) internal financial projections for UCB for the years ending December 31, 2013 through December 31, 2018 as discussed with senior management of UCB; (v) the pro forma financial impact of the Merger on GAB, based on various purchase accounting assumptions, transaction expenses, and cost savings as determined by the senior managements of UCB and GAB; (vi) the publicly reported historical price and trading activity for UCB’s and GAB’s common stock, including a comparison of certain financial and stock market information for UCB and GAB with similar publicly available information for certain other commercial banks; (vii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (viii) the current market environment generally and in the commercial banking sector in particular; (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of UCB the business, financial condition, results of operations and prospects of UCB and held similar discussions with senior management of GAB concerning the business, financial condition, results of operations and prospects of GAB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by UCB and GAB or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the respective managements of UCB and GAB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of UCB and GAB or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of UCB, GAB or the combined entity after the Merger and we have we not reviewed any individual credit files relating to UCB or GAB. We have assumed, with your consent, that the respective allowances for loan losses for both UCB and GAB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of UCB or GAB since the date of the most recent financial data made available to us. We have also assumed in all respects material to our analysis that UCB and GAB will remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

Our analyses and the views expressed herein are necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of GAB’s common stock will be when issued to UCB’s shareholders or the prices at which UCB’s or GAB’s securities may trade at any time.

We will receive a fee from UCB for providing this opinion and for acting as UCB’s financial advisor in connection with the Merger. UCB has also agreed to indemnify us against certain liabilities arising out of our engagement. We do not own securities of UCB or GAB. In the past two years, we have not provided investment banking services to GAB.

This letter is directed to the Board of Directors of UCB in connection with its Merger Consideration of the Merger and does not constitute a recommendation to any shareholder of UCB as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of UCB common stock and does not address the underlying business decision of UCB to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for UCB or the effect of any other transaction in which UCB might engage. This opinion shall not be reproduced or used for used for any other purposes, without Renninger & Associates, LLC’s prior written consent. This Opinion has been prepared by Michael A. Renninger, the principal of Renninger & Associates, LLC. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by UCB’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of UCB.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of UCB common stock from a financial point of view.

Very truly yours,

/s/ Michael A. Renninger
Michael A. Renninger, Principal
Renniger & Associates, LLC

Annex C

Chapter 44 of the Indiana Business Corporation Law

Chapter 44 of Article 1 of Title 23 of the Indiana Code (IC)

Chapter 44. Dissenters’ Rights

IC 23-1-44-1 — “Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

IC 23-1-442 — “Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

IC 23-1-44-3 — “Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

IC 23-1-44-4 — “Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

IC 23-1-44-4.5 — “Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

IC 23-1-44-5 — “Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

IC 23-1-44-6 — “Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

IC 23-1-44-7 — “Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

IC 23-1-44-8 — Right to dissent and obtain payment for shares

Sec. 8. (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)         Consummation of a plan of merger to which the corporation is a party if:

(A)         shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B)         the shareholder is entitled to vote on the merger.

(2)         Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3)         Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4)         The approval of a control share acquisition under IC 23-1-42.

(5)         Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)         that are outstanding immediately before the effective date of the amendment; or

(2)         that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment;

does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1)         who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2)         who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)         The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2)         The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

IC 23-1-44-9 — Dissenters’ rights of beneficial shareholder

Sec. 9. (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1)         the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)         the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

IC 23-1-44-10 — Proposed action creating dissenters’ rights; notice

Sec. 10. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

IC 23-1-44-11 — Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)         must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)         must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

IC 23-1-44-12 — Dissenters’ notice; contents

Sec. 12. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)         state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)         inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)         supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)         set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)         be accompanied by a copy of this chapter.

IC 23-1-44-13 — Demand for payment and deposit of shares by shareholder

Sec. 13. (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

IC 23-1-44-14 — Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14. (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

IC 23-1-44-15 — Payment to dissenter

Sec. 15. (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1)         the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)         a statement of the corporation’s estimate of the fair value of the shares; and

(3)         a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-16 — Failure to take action; return of certificates; new action by corporation

Sec. 16. (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

IC 23-1-44-17 — Withholding payment by corporation; corporation’s estimate of fair value;

after-acquired shares

Sec. 17. (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

IC 23-1-44-18 — Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18. (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)         the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2)         the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)         the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

IC 23-1-44-19 — Court proceeding to determine fair value; judicial appraisal

Sec. 19. (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1)         for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)         for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

IC 23-1-44-20 — Costs; fees; attorney’s fees

Sec. 20. (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)         against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)         against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

SEC REPORTS ANNEX

This SEC Reports Annex forms a part of, and is incorporated by reference into, that certain Proxy Statement/Prospectus relating to the special meeting of shareholders of United Commerce Bancorp to be held September 27, 2013, to consider the proposed merger of United Commerce Bancorp with and into German American Bancorp, Inc.

This SEC Reports Annex includes copies of the following reports or statements filed by German American Bancorp, Inc., with the Securities and Exchange Commission:

Annex D

Annual Report on Form 10-K of German American Bancorp, Inc., for the Fiscal Year Ended December 31, 2012

Annex E

Quarterly Report on Form 10-Q of German American Bancorp, Inc., for the Quarter Ended June 30, 2013

Annex F

Proxy Statement of German American Bancorp, Inc., for its Annual Meeting of Shareholders Held May 16, 2013, filed as part of Schedule 14A

Annex D

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 001-15877

GERMAN AMERICAN BANCORP, INC.
(Exact name of registrant as specified in its charter)

INDIANA	35-1547518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

711 Main Street, Box 810, Jasper, Indiana	47546
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes	☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐ Yes	☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑ Yes	❑ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑ Yes	❑ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K:	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐ Yes	☑ No

The aggregate market value of the registrant’s common shares held by non-affiliates as of June 30, 2012 was approximately $234,036,000. This calculation does not reflect a determination that persons are (or are not) affiliates for any other purpose.

As of March 1, 2013, there were outstanding 12,636,656 common shares, no par value, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of German American Bancorp, Inc., for the Annual Meeting of its Shareholders to be held May 16, 2013, to the extent stated herein, are incorporated by reference into Part III.

GERMAN AMERICAN BANCORP, INC.

ANNUAL REPORT ON FORM 10-K

For Fiscal Year Ended December 31, 2012

PART I
Item 1.	Business	3-11
Item 1A.	Risk Factors	11-15
Item 1B.	Unresolved Staff Comments	15
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	Mine Safety Disclosures	15

PART II
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16-17
Item 6.	Selected Financial Data	18
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	19-36
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 8.	Financial Statements and Supplementary Data	38-84
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	85
Item 9A.	Controls and Procedures	85
Item 9B.	Other Information	85

PART III
Item 10.	Directors, Executive Officers, and Corporate Governance	86
Item 11.	Executive Compensation	86
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	86-87
Item 13.	Certain Relationships and Related Transactions, and Director Independence	87
Item 14.	Principal Accounting Fees and Services	87

PART IV
Item 15.	Exhibits, Financial Statement Schedules	88

SIGNATURES		89

INDEX OF EXHIBITS		90-94

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Information included in or incorporated by reference in this Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission and our press releases or other public statements, contain or may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Please refer to a discussion of our forward- looking statements and associated risks in Item 1, “Business – Forward-Looking Statements and Associated Risks” and our discussion of risk factors in Item 1A, “Risk Factors” in this Annual Report on Form 10-K.

PART I

Item 1. Business.

General

German American Bancorp, Inc., is a NASDAQ-traded (symbol: GABC) financial services holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bancorp, operates 35 retail and commercial banking offices in 13 southern Indiana counties. The Company also owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) and a full line property and casualty insurance agency (German American Insurance, Inc.).

Throughout this report, when we use the term “Company”, we will usually be referring to the business and affairs (financial and otherwise) of German American Bancorp, Inc. and its consolidated subsidiaries as a whole. Occasionally, we will refer to the term “parent company” or “holding company” when we mean to refer to only German American Bancorp, Inc. and the term “Bank” when we mean to refer only to the Company’s bank subsidiary.

The Company’s lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, and a full range of personal and corporate insurance products. Financial and other information by segment is included in Note 15 – Segment Information of the Notes to the Consolidated Financial Statements included in Item 8 of this Report and is incorporated into this Item 1 by reference. Substantially all of the Company’s revenues are derived from customers located in, and substantially all of its assets are located in, the United States.

Subsidiaries

The Company’s principal operating subsidiaries are described in the following table:

Name	Type of Business	Principal Office Location
German American Bancorp	Commercial Bank	Jasper, IN
German American Insurance, Inc.	Multi-Line Insurance Agency	Jasper, IN
German American Financial Advisors & Trust Company	Trust, Brokerage, Financial Planning	Jasper, IN

Business Development

The Company opened a loan production office in Columbus, Indiana, during the second quarter of 2012 as an entry point into the Columbus market. Currently, construction is underway on the Company’s first full service retail and commercial branch location in Columbus, with completion expected in the third quarter of 2013.

The Company acquired by merger (effective January 1, 2011) American Community Bancorp, Inc., and its subsidiary, Bank of Evansville. Bank of Evansville provided a full range of commercial and consumer banking services in the Evansville, Indiana, area, from three banking offices located on the east, west and north sides of the city, each of which is now a branch office of the Bank. American Community reported on its balance sheet consolidated assets and deposits (unaudited) as of December 31, 2010 that totaled $340.3 million and $302.4 million, respectively. The Company continues its focus on growing its base of operations in the Evansville, Indiana, market.

The Company has in recent years also focused on growing its base of operations in the Bloomington, Indiana, market. The Company opened a new downtown financial services center in Bloomington in July 2011.

The Company expects to continue to evaluate opportunities to expand its business through opening of new banking, insurance or trust, brokerage and financial planning offices, and through acquisitions of other banks, bank branches, portfolios of loans or other assets, and other financial-service-related businesses and assets in the future.

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Office Locations

The Indiana map below illustrates the locations of the Company’s 38 retail and commercial banking, insurance and investment offices as of March 1, 2013.

Competition

The industries in which the Company operates are highly competitive. The Bank competes for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in the same counties but also with financial institutions that compete from other locations in Southern Indiana and elsewhere. Further, the Bank competes for loans and deposits not only with commercial banks but also with savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. There are numerous alternative providers (including national providers that advertise extensively via television and the Internet and that provide their services through direct mail, telephone and the Internet) for the insurance products and services offered by German American Insurance, Inc., and the trust, brokerage and financial planning products and services offered by German American Financial Advisors & Trust Company. Many of these competitors have substantially greater resources than the Company.

Employees

At March 1, 2013 the Company and its subsidiaries employed approximately 440 full-time equivalent employees. There are no collective bargaining agreements, and employee relations are considered to be good.

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Regulation and Supervision

Overview

The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and is required to file with the FRB annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of the Company. The Bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions (“DFI”), and the Federal Deposit Insurance Corporation (“FDIC”). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

Under FRB policy and the Dodd-Frank Wall Street Reform and Consumer Protection Act, a complex and wide-ranging statute that was enacted by Congress and signed into law during July 2010 (the “Dodd-Frank Act”), the Company is required to act as a source of financial and managerial strength to the Bank, and to commit resources to support the Bank, even in circumstances where the Company might not do so absent such a requirement. Under current federal law, the FRB may require a bank holding company to make capital injections into a troubled subsidiary bank. It may charge the bank holding company with engaging in unsafe and unsound practices if the bank holding company fails to commit resources to such a subsidiary bank or if it undertakes actions that the FRB believes might jeopardize the bank holding company’s ability to commit resources to such subsidiary bank.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be “closely related to banking.” Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

Under the BHC Act, certain well-managed and well-capitalized bank holding companies may elect to be treated as a “financial holding company” and, as a result, be permitted to engage in a broader range of activities that are “financial in nature” and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting; dealing in and making a market in securities; insurance underwriting, and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. The Company has not elected to become a financial holding company and its subsidiary bank has not elected to form financial subsidiaries.

The Bank and the subsidiaries of the Bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if the Company were to engage directly in such activities at the parent company level or through parent company subsidiaries that were not also bank subsidiaries.

Indiana law and the BHC Act restrict certain types of expansion by the Company and its bank subsidiary. The Company and its subsidiaries may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Company cannot accurately be predicted.

Capital Requirements

The FRB has issued risk-based capital ratio and leverage ratio guidelines for bank holding companies. Under the guidelines and related policies, bank holding companies must maintain capital sufficient to meet both a risk-based asset ratio test and a leverage ratio test on a consolidated basis. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher weighting assigned to categories perceived as representing greater risk. The risk-based ratio represents total capital divided by total risk-weighted assets. The leverage ratio is core capital divided by total assets adjusted as specified in the guidelines. The Bank is subject to substantially similar capital requirements.

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Generally, under the currently applicable guidelines, a financial institution’s capital is divided into two tiers. Institutions that must incorporate market risk exposure into their risk-based capital requirements may also have a third tier of capital in the form of restricted short-term subordinated debt. These tiers are:

•	Tier 1, or core capital, includes total equity plus qualifying capital securities and minority interests, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets.

•	Tier 2, or supplementary capital, includes, among other things, cumulative and limited-life preferred stock, mandatory convertible securities, qualifying subordinated debt, and the allowance for credit losses, up to 1.25% of risk-weighted assets.

•	Total Capital is Tier 1 plus Tier 2 capital.

The FRB and the other federal banking regulators require that all intangible assets (net of deferred tax), except originated or purchased mortgage servicing rights, nonmortgage servicing assets, and purchased credit card relationships, be deducted from Tier 1 capital. However, the total amount of these items included in capital cannot exceed 100% of its Tier 1 capital.

Under the risk-based guidelines to remain “adequately-capitalized,” financial institutions are required to maintain a total risk-based ratio of 8%, with 4% being Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when they believe an institution’s circumstances warrant.

Under the leverage guidelines, financial institutions are required to maintain a Tier 1 leverage ratio of at least 3%. The minimum ratio is applicable only to financial institutions that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate risk exposure, and the highest regulatory rating. Financial institutions not meeting these criteria are required to maintain a minimum Tier 1 leverage ratio of 4%.

Failure to meet applicable capital guidelines could subject the financial institution to a variety of enforcement remedies available to the federal regulatory authorities. These include limitations on the ability to pay dividends, the issuance by the regulatory authority of a directive to increase capital, and the termination of deposit insurance by the FDIC. In addition, the financial institution could be subject to the measures described below under a regulatory program known as Prompt Corrective Action as applicable to Under-capitalized institutions.

The risk-based capital standards of the FRB and the FDIC specify that evaluations by the banking agencies of a bank’s capital adequacy will include an assessment of the exposure to declines in the economic value of a bank’s capital due to changes in interest rates. These banking agencies issued a joint policy statement on interest rate risk describing prudent methods for monitoring such risk that rely principally on internal measures of exposure and active oversight of risk management activities by senior management.

The Federal Deposit Insurance Corporation Improvements Act (enacted in 1991) (FDICIA) requires federal banking regulatory authorities to take regulatory enforcement actions known as Prompt Corrective Action with respect to depository institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: Well-capitalized, Adequately-capitalized, Under-capitalized, Significantly under-capitalized, and Critically under-capitalized.

Throughout 2012, the Company’s consolidated regulatory capital ratios and those of the Bank were in excess of the levels established for Well-capitalized institutions for purposes of the Prompt Corrective Action provisions under FDICIA. An institution is deemed to be Well-capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. For a tabular presentation of our regulatory capital ratios and those of the Bank as of December 31, 2012, see Note 8 to the Company’s consolidated financial statements that are presented in Item 8 of this Report, which Note 8 is incorporated herein by reference.

FDICIA generally prohibits a depository institution from making any capital distribution, including payment of a cash dividend or paying any management fee to its holding company, if the depository institution would become Under-capitalized after such payment. Under-capitalized institutions are also subject to growth limitations and are required by the appropriate federal banking agency to submit a capital restoration plan. If any depository institution subsidiary of a holding company is required to submit a capital restoration plan, the holding company would be required to provide a limited guarantee regarding compliance with the plan as a condition of approval of such plan.

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Depending upon the severity of the under capitalization, the Under-capitalized institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become Adequately-capitalized, requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, and restrictions on making any payment of principal or interest on their subordinated debt. Critically under-capitalized institutions are subject to appointment of a receiver or conservator within 90 days of becoming so classified.

Under FDICIA, a depository institution that is not Well-capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. Since the Bank is Well-capitalized, the FDICIA brokered deposit rule did not adversely affect its ability to accept brokered deposits. The Bank had no such brokered deposits at December 31, 2012. Further, a depository institution or its holding company that is not Well-capitalized will generally not be successful in seeking regulatory approvals that may be necessary in connection with any plan or agreement to expand its business, such as through the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

Under the Dodd-Frank Act, important changes will be implemented concerning the capital requirements for financial institutions. The Dodd-Frank Act requires U.S. regulators to reform the system under which the safety and soundness of banks and other financial institutions, individually and systemically, are regulated. That reform effort will include the regulation of capital and liquidity. An organization of international banking industry regulators, commonly known as the Basel Committee, published in December 2010 and January 2011 the final texts of reforms on capital and liquidity generally referred to as “Basel III.”

In June 2012, the U.S. federal banking agencies issued three notices of proposed rulemaking, including rulemaking based on Basel III’s framework, that would revise and replace the current regulatory capital rules. The proposals were initially intended to be effective on January 1, 2013, but the agencies have deferred implementation due to the volume of comments related to the proposed rules. In the Basel III notice of proposed rulemaking, the agencies’ proposal included the implementation of a new common equity Tier 1 minimum capital requirement and a higher minimum Tier 1 capital requirement. Common equity is the highest quality equity and most loss absorbing form of capital and establishes the base of Tier 1 common equity as adjusted for minority interests and various deductions. The minimum Tier 1 common equity ratio under Basel III is 4.5%.  Depending on the final form of the Basel III capital standards, the outcome of this rulemaking as it affects the Company and its subsidiary bank will likely be a higher capital requirement, greater volatility in the amounts that the Company may record as regulatory capital under the applicable standards, and the elimination (potentially not immediately in the case of the Company but under a multi-year phase-out) of trust preferred instruments (such as certain outstanding subordinated debentures of the Company) in regulatory capital.  It is expected that final rules will be issued in 2013.

Future rulemaking and regulatory changes on capital requirements may impact the Company as it continues to grow and evaluate potential mergers and acquisitions.

Restrictions on Bank Dividends or Loans to, or other Transactions with, the Parent Company, and on Parent Company Dividends

German American Bancorp, Inc., which is the publicly-held parent of the Bank (German American Bancorp), is a corporation that is separate and distinct from the Bank and its other subsidiaries. Most of the parent company’s revenues historically have been comprised of dividends, fees, and interest paid to it by the Bank, and this is expected to continue in the future. There are, however, statutory limits under Indiana law on the amount of dividends that the Bank can pay to its parent company without regulatory approval. The Bank may not, without the approval of the DFI, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the DFI is required for the payment of a dividend by an Indiana state-chartered bank if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years, unless such a payment qualifies under certain exemptive criteria that exempt certain dividend payments by certain qualified banks from the prior approval requirement. At December 31, 2012, the Bank was eligible for payment of dividends under the exemptive criteria established by DFI policy for this purpose, and could have declared and paid to the holding company $26,000,000 of its undivided profits without approval by the DFI in accordance with such criteria. See Note 8 of the Notes to Consolidated Financial Statements included in Item 8 of this Report for further discussion.

In addition, the FRB and other bank regulatory agencies have issued policy statements or advisories that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings.

In addition to these statutory restrictions, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Accordingly, if the Bank were to experience financial difficulties, it is possible that the applicable regulatory authority could determine that the Bank would be engaged in an unsafe or unsound practice if the Bank were to pay dividends and could prohibit the Bank from doing so, even if availability existed for dividends under the statutory formulae.

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Further, the Bank is subject to affiliate transaction restrictions under federal laws, which limit certain transactions generally involving the transfer of funds by a subsidiary bank or its subsidiaries to its parent corporation or any nonbank subsidiary of its parent corporation, whether in the form of loans, extensions of credit, investments, or asset purchases, or otherwise undertaking certain obligations on behalf of such affiliates. Furthermore, covered transactions that are loans and extensions of credit must be secured within specified amounts. In addition, all covered transactions and other affiliate transactions must be conducted on terms and under circumstances that are substantially the same as such transactions with unaffiliated entities.

Other Aspects of the Dodd-Frank Act

The Dodd-Frank Act (in addition to the regulatory changes discussed elsewhere in this “Regulation and Supervision” discussion and below under “Federal Deposit Insurance Premiums and Assessments”) made a variety of changes that will affect the business and affairs of the Company and the Bank in other ways. For instance, the Dodd-Frank Act alters the authority and duties of the federal banking and securities regulatory agencies, implements certain corporate governance requirements for all public companies including financial institutions with regard to executive compensation, proxy access by shareholders, and certain whistleblower provisions; restricts certain proprietary trading and hedge fund and private equity activities of banks and their affiliates; and eliminated the former statutory prohibition against the payment of interest on business checking accounts.

The Dodd-Frank Act also established a new Consumer Financial Protection Bureau (“CFPB”). The CFPB was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, Dodd-Frank allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The Dodd-Frank Act requires the issuance of many implementing regulations that will take effect over several years, making it difficult to anticipate the overall impact to us, our customers, or the financial industry more generally. For instance, the FRB is directed by the Dodd-Frank Act to adopt regulations that will limit the amount of interchange fees that can be charged to a consumer in an electronic debit card transaction to the “reasonable and proportionate” incremental cost of the transaction. As required by the Dodd-Frank Act, the FRB adopted a rule, effective October 1, 2011, which limits interchange fees on debit card transactions to a maximum of 21 cents per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the Federal Reserve Board. Although banks under $10 billion in asset size (like the Bank) are exempt from the interchange fee limit of this FRB rule, the Bank contracts with large debit card processors with which management of the Bank will have relatively weak bargaining power. It is therefore possible that these processors will earn lower revenues, leaving less revenue per transaction for the Bank.

While the overall impact of the Dodd-Frank Act on the banking industry in general, and on the Company and the Bank in particular, cannot be predicted with any degree of certainty, we believe that the Company and the Bank are likely to be negatively impacted by the Dodd-Frank Act primarily in the areas of capital requirements and, restrictions on fees, and other charges to customers.

Certain Other Laws and Regulations

In November 2009, the FRB amended its Regulation E under the Electronic Fund Transfer Act to prohibit banks from charging overdraft fees for ATM or point-of-sale debit card transactions that overdrew the account unless the customer opt-in to the discretionary overdraft service and to require banks to explain the terms of their overdraft services and their fees for the services. Compliance with this Regulation E amendment was required by July 1, 2010.

The Community Reinvestment Act of 1977, or the CRA, requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution’s records of meeting the credit needs of its community. During its last examination, a rating of “satisfactory” was received by the Bank.

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In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999, or the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

A major focus of governmental policy on financial institutions over the past decade has been combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”). The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Federal Deposit Insurance Premiums and Assessments

The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund, or the DIF, of the FDIC and are subject to deposit insurance premiums and assessments to maintain the DIF. Like every other insured institution, the Bank’s deposit insurance premium assessment rate depends on the capital category and supervisory category to which it is assigned. The FDIC has authority to raise or lower assessment rates on insured banks in order to achieve statutorily required reserve ratios in the DIF and to impose special additional assessments.

In addition, the Deposit Insurance Fund Act of 1996 authorizes the Financing Corporation (“FICO”) to impose assessments on all DIF assessable deposits in order to service the interest on FICO’s bond obligations. The amount assessed each FDIC-insured institution is in addition to the amount, if any, paid for deposit insurance under the FDIC’s risk-related assessment rate schedule. FICO assessment rates may be adjusted quarterly to reflect a change in assessment base. These assessments will continue until the FICO bonds mature in 2019.

With the enactment of the Dodd-Frank Act, major changes were introduced to the FDIC deposit insurance system. The Dodd-Frank Act permanently increased the basic FDIC insurance coverage for deposit accounts to a maximum amount of $250,000. Further, under the Dodd-Frank Act, (1) the minimum “designated reserve ratio” for the DIF (a measure of the adequacy of the DIF’s reserves) was increased to 1.35 percent (from the former minimum of 1.15 percent, thereby almost certainly requiring that the FDIC increase assessments on the banking industry to obtain the additional reserves for the DIF) and the upper limit on the designated reserve ratio (which was formerly capped at 1.5 percent and therefore operated as a cap on the size of the DIF) was removed; (2) the DIF reserve ratio was required to reach 1.35 percent by September 30, 2020 (rather than 1.15 percent by the end of 2016, as formerly required); (3) the FDIC was required, in setting future assessments, to “offset the effect of [requiring that the reserve ratio reach 1.35 percent by September 30, 2020 rather than 1.15 percent by the end of 2016] on insured depository institutions with total consolidated assets of less than $10,000,000,000”; and (4) the FDIC was required to amend its regulations to redefine the assessment base used for calculating deposit insurance assessments from a deposit-based formula to a formula that, with some possible exceptions, would assess insured institutions on the basis of an assessment base that would equal average consolidated total assets minus average tangible equity.

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As required by the Dodd-Frank Act, the FDIC adopted rules effective April 1, 2011, under which insurance premium assessments are now based on an institution’s total assets minus its tangible equity (defined as Tier 1 capital) instead of its deposits. Under these rules, an institution with total assets of less than $10 billion will be assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well-capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. A range of initial base assessment rates applies to each Risk Category, subject to adjustment downward based on unsecured debt issued by the institution and, except for an institution in Risk Category I, adjustment upward if the institution’s brokered deposits exceed 10% of its domestic deposits, to produce total base assessment rates. Total base assessment rates under the final rules range from 2.5 to 9 basis points for Risk Category I, 9 to 24 basis points for Risk Category II, 18 to 33 basis points for Risk Category III, and 30 to 45 basis points for Risk Category IV, all subject to further adjustment upward if the institution holds more than a de minimis amount of unsecured debt issued by another FDIC-insured institution. The FDIC may increase or decrease its rates by 2.0 basis points without further rulemaking. In an emergency, the FDIC may also impose a special assessment.

Internet Address; Internet Availability of SEC Reports

The Company’s Internet address is www.germanamerican.com.

The Company makes available, free of charge through the Investor Relations – Financial Information section of its Internet website, the Company’s annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after those reports are filed with or furnished to the SEC.

Forward-Looking Statements and Associated Risks

The Company from time to time in its oral and written communications makes statements relating to its expectations regarding the future. These types of statements are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about the Company’s net interest income or net interest margin; adequacy of allowance for loan losses, and the quality of the Company’s loans, investment securities and other assets; simulations of changes in interest rates; litigation results; dividend policy; acquisitions or mergers; estimated cost savings, plans and objectives for future operations; and expectations about the Company’s financial and business performance and other business matters as well as economic and market conditions and trends. All statements other than statements of historical fact included in this report, including statements regarding our financial position, business strategy and the plans and objectives of our management for future operations, are forward-looking statements. When used in this report, words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, and similar expressions, as they relate to us or our management, identify forward-looking statements.

Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management, and are subject to risks, uncertainties, and other factors.

Actual results may differ materially and adversely from the expectations of the Company that are expressed or implied by any forward-looking statement. The discussions in Item 1A, “Risk Factors,” and in Item 7 of this Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” list some of the factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statement include but not limited to:

•	the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates;

•	changes in competitive conditions;

•	the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

•	changes in customer borrowing, repayment, investment and deposit practices;

•	changes in fiscal, monetary and tax policies;

•	changes in financial and capital markets;

10

•	continued deterioration in general economic conditions, either nationally or locally, resulting in, among other things, credit quality deterioration;

•	capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities;

•	risks of expansion through acquisitions and mergers, such as unexpected credit quality problems of the acquired loans or other assets, unexpected attrition of the customer base of the acquired institution or branches, and difficulties in integration of the acquired operations;

•	factors driving impairment charges on investments;

•	the impact, extent and timing of technological changes;

•	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

•	actions of the FRB;

•	changes in accounting principles and interpretations;

•	potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to the Company’s banking subsidiary;

•	actions of the regulatory authorities under the Dodd-Frank Act and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms; and

•	the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

Item 1A. Risk Factors.

While we have a history of profitability and operate with capital that exceeds the requirements of bank regulatory agencies, the financial services industry in which we operate was adversely affected by the severe recession that commenced in 2008, and our industry is continuing to be affected by continuing weak economic conditions throughout the United States. The following describes some of the principal risks and uncertainties to which our industry in general, and we and our assets and businesses specifically, are subject; other risks are briefly identified in our cautionary statement that is included under the heading “Forward-Looking Statements and Associated Risks” in Part I, Item 1, “Business.” Although we seek ways to manage these risks and uncertainties and to develop programs to control those that we can, we ultimately cannot predict the future. Future results may differ materially from past results, and from our expectations and plans.

Risks Related to the Financial Services Industry

Banks will be burdened by implementation of the Dodd-Frank Act but the impact on banks will be uneven and uncertain.

Although it is difficult to predict the extent to which the Dodd-Frank Act or the resulting rules and regulations will impact our business, compliance with these new laws and regulations has already resulted in additional costs for banks and may result in additional costs, which could be significant. Further, the proposed new capital adequacy and liquidity requirements proposed to be adopted by the federal regulatory agencies during 2013 under the Dodd-Frank Act may adversely affect banks. Further, Dodd-Frank Act’s restrictions on permissible customer fees (including electronic bank debit card interchange fees) and other charges to customers have impacted and are expected to continue to impact banking organizations. While we believe that the burdens of the Dodd-Frank Act will fall more heavily on large banks than on smaller community banking organizations like the Company, we expect that the Company will also feel these burdens to some degree.

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Changes in regulations may increase the amount of capital that banks must maintain which could hurt our profitability and have other adverse effects.

If a significant tightening of U.S. capital requirements is made by the FRB and the other banking agencies (whether in 2013, as proposed, or in the years that follow) under the Dodd-Frank Act, and if that tightening significantly affects America’s smaller community banks as well as the large “money center banks,” one effect might be to increase our cost of capital, which in turn might have adverse impacts on the profitability of many of our products, the types of products we could offer profitably, our overall profitability, and our overall growth opportunities, among other things. Other potential effects could include less ability to pay cash dividends and repurchase our common shares, higher dilution of common shareholders, and a higher risk that we might fall below regulatory capital thresholds in an adverse economic cycle.

We operate in a highly regulated environment and changes in laws and regulations to which we are subject may adversely affect our results of operations.

The banking industry in which we operate is subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we conduct our business, undertake new investments and activities and obtain financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. Financial institution regulation has been the subject of significant legislation in recent years, including the Dodd-Frank Act, and may be the subject of further significant legislation, none of which is in our control. Significant new laws or changes in, or repeals of, existing laws (including changes in federal or state laws affecting corporate taxpayers generally or financial institutions specifically) could have a material adverse effect on our business, financial condition, results of operations or liquidity. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Our FDIC insurance premiums may increase, and special assessments could be made, which might negatively impact our results of operations.

High levels of insured institution failures have significantly increased losses to the Deposit Insurance Fund of the FDIC since 2008.  Further, the basic amount of deposit insurance per deposit account was permanently increased by the Dodd-Frank Act, and the Dodd-Frank Act mandates the FDIC to increase the level of its reserves for future losses in its Deposit Insurance Fund.  Since the Deposit Insurance Fund is funded by premiums and assessments paid by insured banks, our FDIC insurance premium expense may increase in future years depending upon the FDIC’s actual loss experience, changes in our Bank’s financial condition or capital strength, and future conditions in the banking industry.

Risks Related to Our Operations and Business and Financial Strategies

Continuing economic weakness could negatively affect us.

Our performance could be negatively affected to the extent that continuing weaknesses in business and economic conditions have direct or indirect material adverse impacts on us, or on our customers or on the financial institutions with whom we deal as counterparties to financial transactions. These conditions could result in one or more of the following:

•	a decrease in the demand for loans and other products and services offered by us;
•	a decrease in customer savings generally and in the demand for savings and investment products offered by us; and
•	an increase in the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws, or default on their loans or other obligations to us.

Continued weakness or deterioration in the economy, real estate markets or unemployment rates, particularly in the Southern Indiana markets in which we operate, might place downward pressure on the credit worthiness of our Bank’s customers and their inclinations to borrow. A continued or worsening disruption and volatility could negatively impact customers’ ability to obtain new loans or to repay existing loans, diminish the values of any collateral securing such loans and could cause increases in the number of the Company’s customers experiencing financial distress and in the levels of the Company’s delinquencies, non-performing loans and other problem assets, charge-offs and provision for credit losses, all of which could materially adversely affect our financial condition and results of operations. The underwriting and credit monitoring policies and procedures that we have adopted cannot eliminate the risk that we might incur losses on account of factors relating to the economy like those identified above, and those losses could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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If our actual loan losses exceed our estimates, our earnings and financial condition will be impacted.

A significant source of risk for any bank or other enterprise that lends money arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. In our case, we originate many loans that are secured, but some loans are unsecured depending on the nature of the loan. With respect to secured loans, the collateral securing the repayment of these loans includes a wide variety of real and personal property that may be insufficient to cover the obligations owed under such loans, due to adverse changes in collateral values caused by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate and other external events.

We could be adversely affected by changes in interest rates.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, demand for loans, securities and deposits, and policies of various governmental and regulatory agencies and, in particular, the monetary policies of the FRB. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, results of operations, and cash flows.

Our success is tied to the economic vitality of our Southern Indiana markets.

We conduct business from offices that are exclusively located in thirteen Southern Indiana counties, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. If current levels of market disruption and volatility worsen in our primary service areas, the quality of our loan portfolio, and the demand for our products and services, could be adversely affected, and this could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We face substantial competition.

The banking and financial services business in our markets is highly competitive. We compete with much larger regional, national, and international competitors, including competitors that have no (or only a limited number of) offices physically located within our markets, many of which compete with us via Internet and other electronic product and service offerings. In addition, banking and other financial services competitors (including newly organized companies) that are not currently represented by physical locations within our geographic markets could establish office facilities within our markets, including through their acquisition of existing competitors.  Developments increasing the nature or level of our competition, or decreasing the effectiveness by which we compete, could have a material adverse effect on our business, financial condition, results of operations or liquidity.  See also Part I, Item 1, of this Report, “Business – Competition,” and “Business – Regulation and Supervision.”

The manner in which we report our financial condition and results of operations may be affected by accounting changes.

Our financial condition and results of operations that are presented in our consolidated financial statements, accompanying notes to the consolidated financial statements, and selected financial data appearing in this report, are, to a large degree, dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards. Such changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Although we have historically been able to replace maturing deposits and borrowings as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of our lenders or market conditions were to change.

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The value of securities in our investment securities portfolio may be negatively affected by disruptions in securities markets.

Prices and volumes of transactions in the nation’s securities markets can be affected suddenly by economic crises, such as that experienced in the United States and internationally in 2008, or by other national or international crises, such as national disasters, acts of war or terrorism, changes in commodities markets, or instability in foreign governments. Disruptions in securities markets may detrimentally affect the value of securities that we hold in our investment portfolio, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount due us.

We are dependent on key personnel and the loss of one or more of those key personnel could harm our business.

Competition for qualified employees and personnel in the financial services industry (including banking personnel, trust and investments personnel, and insurance personnel) is intense and there are a limited number of qualified persons with knowledge of and experience in our local Southern Indiana markets. Our success depends to a significant degree upon our ability to attract and retain qualified loan origination executives, sales executives for our trust and investment products and services, and sales executives for our insurance products and services. We also depend upon the continued contributions of our management personnel, and in particular upon the abilities of our senior executive management, and the loss of the services of one or more of them could harm our business.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. The occurrence of any failures, interruptions or security breaches of information systems used to process customer transactions could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties (including liabilities for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination), or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property.

14

Any acquisitions of banks, bank branches, or loans or other financial service assets pose risks to us.

We may buy banks, bank branches and other financial-service-related businesses and assets in the future. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	potential exposure to unknown or contingent liabilities of the acquired assets, operations or company;

•	exposure to potential asset quality issues of the acquired assets, operations or company;

•	environmental liability with acquired real estate collateral or other real estate;

•	difficulty and expense of integrating the operations, systems and personnel of the acquired assets, operations or company;

•	potential disruption to our ongoing business, including diversion of our management’s time and attention;

•	the possible loss of key employees and customers of the acquired operations or company;

•	difficulty in estimating the value of the acquired assets, operations or company; and

•	potential changes in banking or tax laws or regulations that may affect the acquired assets, operations or company.

We may not be successful in overcoming these risks or any other problems encountered in connection with mergers or acquisitions.

Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of the Company’s tangible book value per common share or net income per common share (or both) may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

We may participate in FDIC-assisted acquisitions, which could present additional risks to our financial condition.

We may make opportunistic whole or partial acquisitions of troubled financial institutions in transactions facilitated by the FDIC. In addition to the risks frequently associated with acquisitions, an acquisition of a troubled financial institution may involve a greater risk that the acquired assets underperform compared to our expectations. Because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for and evaluating an acquisition, including preparing for integration of an acquired institution, we may face additional risks including, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems. Additionally, while the FDIC may agree to assume certain losses in transactions that it facilitates, there can be no assurances that we would not be required to raise additional capital as a condition to, or as a result of, participation in an FDIC-assisted transaction. Any such transactions and related issuances of stock may have dilutive effect on earnings per share and share ownership.

Item 1B. Unresolved Staff Comments. None.

Item 2. Properties.

The Company’s executive offices are located in the main office building of the Bank at 711 Main Street, Jasper, Indiana. The main office building, which is owned by the Bank and also serves as the main office of the Company’s other subsidiaries, contains approximately 23,600 square feet of office space. The Bank and the Company’s other subsidiaries also conduct their operations from 38 other locations in Southern Indiana of which 30 are owned by the Company and eight are leased from third parties.

Item 3. Legal Proceedings.

There are no material pending legal proceedings, other than routine litigation incidental to the business of the Company’s subsidiaries, to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Item 4. Mine Safety Disclosures.

Not applicable.

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PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market and Dividend Information

German American Bancorp, Inc.’s stock is traded on NASDAQ’s Global Select Market under the symbol GABC. The quarterly high and low closing prices for the Company’s common stock as reported by NASDAQ and quarterly cash dividends declared and paid are set forth in the table below.

	2012			2011
			Cash			Cash
	High	Low	Dividend	High	Low	Dividend

Fourth Quarter	$24.10	$19.98	$0.14	$19.49	$15.28	$0.14
Third Quarter	$24.89	$19.76	$0.14	$17.50	$14.65	$0.14
Second Quarter	$20.50	$17.94	$0.14	$17.58	$15.61	$0.14
First Quarter	$21.74	$18.43	$0.14	$18.88	$16.00	$0.14
			$0.56			$0.56

The Common Stock was held of record by approximately 3,438 shareholders at March 1, 2013.

Cash dividends paid to the Company’s shareholders are primarily funded from dividends received by the parent company from its bank subsidiary. The declaration and payment of future dividends will depend upon the earnings and financial condition of the Company and its subsidiaries, general economic conditions, compliance with regulatory requirements affecting the ability of the bank subsidiary and the Company to declare dividends, (for further discussion of such requirements, see Item 1, “Business - Regulation and Supervision - Restrictions on Bank Dividends or Loans to, or other Transactions with, the Parent Company and Parent Company Dividends”), and other factors.

Transfer Agent:	Computershare	Shareholder	Terri A. Eckerle
	Priority Processing	Information and	German American Bancorp, Inc.
	250 Royall St	Corporate Office:	P. O. Box 810
	Canton, MA 02021		Jasper, Indiana 47547-0810
	Contact: Shareholder Relations		(812) 482-1314
	(800) 884-4225		(800) 482-1314

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Stock Performance Graph

The following graph compares the Company’s five-year cumulative total returns with those of the Russell 2000 Stock Index, Russell Microcap Stock Index, and the Indiana Bank Peer Group. The Indiana Bank Peer Group (which is a custom peer group identified by Company management) includes all Indiana-based commercial bank holding companies (excluding companies owning thrift institutions that are not regulated as bank holding companies) that have been in existence as commercial bank holding companies throughout the five-year period ended December 31, 2012, the stocks of which have been traded on an established securities market (NYSE, AMEX, NASDAQ) throughout that five-year period. The companies comprising the Indiana Bank Peer Group for purposes of the December 2012 comparison were: 1st Source Corp., Community Bank Shares of IN, First Financial Corp., First Merchants Corp., Lakeland Financial Corp., MainSource Financial Group, Old National Bancorp, Horizon Bancorp, and Tower Financial Corp. The returns of each company in the Indiana Bank Peer Group have been weighted to reflect the company’s market capitalization. The Russell 2000 Stock Index, which is designed to measure the performance of the small-cap segment of the U.S. equity universe, is a subset of the Russell 3000 Index (which measures the performance of the largest 3,000 U.S. companies) that includes approximately 2,000 of the smallest securities in that index based on a combination of their market cap and current index membership, and is annually reconstituted at the end of each June. The Russell Microcap Stock Index is an index representing the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities, which is also annually reconstituted at the end of each June. The Company’s stock is currently included in the Russell 2000 Index and Russell Microcap Index.

Stock Repurchase Program Information

The following table sets forth information regarding the Company’s purchases of its common shares during each of the three months ended December 31, 2012.

	Total			Maximum Number
	Number		Total Number of Shares	(or Approximate Dollar
	of Shares	Average Price	(or Units) Purchased as Part	Value) of Shares (or Units)
	(or Units)	Paid Per Share	of Publicly Announced Plans	that May Yet Be Purchased
Period	Purchased	(or Unit)	or Programs	Under the Plans or Programs (1)

October 2012	—	—	—	272,789
November 2012	—	—	—	272,789
December 2012	—	—	—	272,789

(1) On April 26, 2001, the Company announced that its Board of Directors had approved a stock repurchase program for up to 607,754 of its outstanding common shares, of which the Company had purchased 334,965 common shares through December 31, 2012 (both such numbers adjusted for subsequent stock dividends). The Board of Directors established no expiration date for this program. The Company purchased no shares under this program during the quarter ended December 31, 2012.

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Item 6. Selected Financial Data.

The following selected data should be read in conjunction with the consolidated financial statements and related notes that are included in Item 8 of this Report, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in Item 7 of this Report (dollars in thousands, except per share data). Year-to-year financial information comparability is affected by the acquisition accounting treatment for mergers and acquisitions, including but not limited to the Company’s acquisitions of two branches of another bank in May 2010 and the Company’s acquisition of American Community Bancorp, Inc., effective January 1, 2011.

	2012	2011	2010	2009	2008
Summary of Operations:
Interest Income	$77,160	$80,161	$64,193	$63,736	$67,845
Interest Expense	10,912	16,180	15,522	19,223	26,908
Net Interest Income	66,248	63,981	48,671	44,513	40,937
Provision for Loan Losses	2,412	6,800	5,225	3,750	3,990
Net Interest Income after Provision
For Loan Losses	63,836	57,181	43,446	40,763	36,947
Non-interest Income	21,811	21,576	16,943	15,859	18,210
Non-interest Expense	50,923	50,782	41,361	40,391	36,716
Income before Income Taxes	34,724	27,975	19,028	16,231	18,441
Income Tax Expense	10,669	7,726	5,623	4,013	5,638
Net Income	$24,055	$20,249	$13,405	$12,218	$12,803

Year-end Balances:
Total Assets	$2,006,300	$1,873,767	$1,375,888	$1,242,965	$1,190,828
Total Loans, Net of Unearned Income	1,204,866	1,120,993	917,236	877,822	890,436
Total Deposits	1,640,931	1,556,198	1,087,286	969,643	941,750
Total Long-term Debt	89,472	90,974	81,016	113,320	105,608
Total Shareholders’ Equity	185,026	167,610	121,534	113,549	105,174

Average Balances:
Total Assets	$1,934,123	$1,823,703	$1,330,540	$1,230,596	$1,174,583
Total Loans, Net of Unearned Income	1,147,891	1,114,181	906,127	891,322	880,630
Total Deposits	1,618,712	1,521,204	1,046,295	963,928	922,137
Total Shareholders’ Equity	177,207	159,765	119,867	109,887	99,711

Per Share Data (1):
Net Income	$1.91	$1.61	$1.21	$1.10	$1.16
Cash Dividends	0.56	0.56	0.56	0.56	0.56
Book Value at Year-end	14.64	13.31	10.94	10.25	9.54

Other Data at Year-end:
Number of Shareholders	3,105	3,221	3,194	3,364	3,684
Number of Employees	439	417	359	332	348
Weighted Average Number of Shares (1)	12,622,049	12,581,646	11,098,836	11,065,917	11,029,519

Selected Performance Ratios:
Return on Assets	1.24%	1.11%	1.01%	0.99%	1.09%
Return on Equity	13.57%	12.67%	11.18%	11.12%	12.84%
Equity to Assets	9.22%	8.95%	8.83%	9.14%	8.83%
Dividend Payout	29.38%	34.80%	46.36%	50.71%	48.25%
Net Charge-offs to Average Loans	0.19%	0.43%	0.32%	0.25%	0.29%
Allowance for Loan Losses to Loans	1.29%	1.37%	1.45%	1.25%	1.07%
Net Interest Margin	3.74%	3.84%	3.98%	3.95%	3.82%

(1)	Share and Per Share Data excludes the dilutive effect of stock options.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

INTRODUCTION

German American Bancorp, Inc., is a NASDAQ-traded (symbol: GABC) financial services holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bancorp, operates 35 commercial and retail banking offices in 13 southern Indiana counties. The Company also owns a trust, brokerage, and financial planning subsidiary (German American Financial Advisors & Trust Company) and a full line property and casualty insurance agency (German American Insurance, Inc.).

Throughout this Management’s Discussion and Analysis, as elsewhere in this report, when we use the term “Company”, we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term “parent company” or “holding company” when we mean to refer to only German American Bancorp, Inc., and the term “Bank” when we mean to refer to only the Company’s bank subsidiary.

This Management’s Discussion and Analysis includes an analysis of the major components of the Company’s operations for the years 2010 through 2012 and its financial condition as of December 31, 2012 and 2011. This information should be read in conjunction with the accompanying consolidated financial statements and footnotes contained elsewhere in this report and with the description of business included in Item 1 of this Report (including the cautionary disclosure regarding “Forward Looking Statements and Associated Risks”). Financial and other information by segment is included in Note 15 to the Company’s consolidated financial statements included in Item 8 of this Report and is incorporated into this Item 7 by reference.

The statements of management’s expectations and goals concerning the Company’s future operations and performance that are set forth in the following Management Overview and in other sections of this Item 7 are forward-looking statements, and readers are cautioned that these forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from the expectations of the Company that is expressed or implied by any forward-looking statement. This Item 7, as well as the discussions in Item 1 (“Business”) entitled “Forward-Looking Statements and Associated Risks” and in Item 1A (“Risk Factors”) (which discussions are incorporated in this Item 7 by reference) list some of the factors that could cause the Company’s actual results to vary materially from those expressed or implied by any such forward-looking statements.

MANAGEMENT OVERVIEW

The Company’s 2012 net income totaled $24,055,000, or $1.90 per diluted share, which was a record level of earnings for the Company and represented an 18% increase on a per share basis over the Company’s 2011 net income of $20,249,000, or $1.61 per diluted share. The Company’s return on average equity for 2012 was 13.6%, representing the eighth consecutive year the Company has achieved a double-digit return on equity.

The record earnings performance during 2012 was attributable to both an increased level of net interest income, driven by a higher level of earnings assets within both the Company’s loan portfolio and securities portfolio, and a reduced level of provision for loan loss, as the Company’s asset quality remained strong while showing continued improvement. Net interest income improved by $2,267,000, or approximately 4%, during 2012 compared with 2011. Provision for loan loss declined $4,388,000, or 65%, during 2012 compared with 2011.

The Company’s 2012 earnings were positively impacted by a $235,000, or 1%, increase in the level of non-interest income. The key drivers in the increased level of non-interest income was higher trust and investment product fees, increased levels of gains related to the liquidation of other real estate, and higher levels of gains on sales of residential mortgage loans. Non-interest expenses remained relatively stable during 2012 compared with 2011, increasing by $141,000 or less than 1%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for German American Bancorp, Inc. presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this Report, are, to a large degree, dependent upon the Company’s accounting policies. The selection of and application of these policies involve estimates, judgments, and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses, the valuation of securities available for sale, and the valuation allowance on deferred tax assets.

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Allowance for Loan Losses

The Company maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A provision for loan losses is charged to operations based on management’s periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company’s control.

The Company has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio.

Commercial and agricultural loans are subject to a standardized grading process administered by an internal loan review function. The need for specific reserves is considered for credits when graded substandard or when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or, (d) other reasons where the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring. Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individual credit that we believe indicates the loan is impaired. Specific allocations on impaired loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds. Allocations are also applied to categories of loans not considered individually impaired but for which the rate of loss is expected to be greater than historical averages, including those graded substandard and non-performing consumer or residential real estate loans. Such allocations are based on past loss experience and information about specific borrower situations and estimated collateral values.

General allocations are made for other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present unique risk of loss. General allocations of the allowance are primarily made based on a one-year historical average for loan losses for these portfolios, judgmentally adjusted for economic factors and portfolio trends.

Due to the imprecise nature of estimating the allowance for loan losses, the Company’s allowance for loan losses includes a minor unallocated component. The unallocated component of the allowance for loan losses incorporates the Company’s judgmental determination of inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, lending staff quality, industry trends impacting specific portfolio segments, and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.

Securities Valuation

Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, when securities are deemed to be other than temporarily impaired, a charge will be recorded through earnings; therefore, future changes in the fair value of securities could have a significant impact on the Company’s operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline, the duration of the decline and whether the Company intends to sell or believes it will be required to sell the securities prior to recovery. As of December 31, 2012, gross unrealized losses on the securities available-for-sale portfolio totaled approximately $195,000 and gross unrealized gains totaled approximately $16,739,000. As of December 31, 2012, held-to-maturity securities had a gross unrecognized gain of approximately $5,000.

Income Tax Expense

Income tax expense involves estimates related to the valuation allowance on deferred tax assets and loss contingencies related to exposure from tax examinations.

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A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carryback and carryforward periods, including consideration of available tax planning strategies. Tax related loss contingencies, including assessments arising from tax examinations and tax strategies, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. In considering the likelihood of loss, management considers the nature of the contingency, the progress of any examination or related protest or appeal, the views of legal counsel and other advisors, experience of the Company or other enterprises in similar matters, if any, and management’s intended response to any assessment.

RESULTS OF OPERATIONS

NET INCOME

Net income for the year ended December 31, 2012 totaled $24,055,000 or $1.90 per diluted share, an increase of $3,806,000 or approximately 18% on a per share basis, from the year ended December 31, 2011 net income of $20,249,000 or $1.61 per diluted share. For 2012, the improvement in earnings was attributable to both an increased level of net interest income, driven by a higher level of earning assets within both the Company’s loan portfolio and securities portfolio, and a reduced level of provision for loan loss.

Net income increased $6,844,000 or 51% to $20,249,000 or $1.61 per share in 2011 compared to $13,405,000 or $1.21 per share in 2010. The $0.40 per share increase during 2011 equated to a 33% improvement over 2010. For 2011, the improvement was attributable to both significant core deposit growth within the Company’s existing markets and the impact of the Bank of Evansville acquisition.

NET INTEREST INCOME

Net interest income is the Company’s single largest source of earnings, and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates, and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy, and changes in tax laws.

Net interest income increased $2,267,000 or 4% (an increase of $2,617,000 or 4% on a tax-equivalent basis) during the year ended December 31, 2012 compared with 2011. The increased net interest income during 2012 compared with 2011 was driven by a higher level of earning assets including both average loan growth and growth in the securities portfolio which resulted from growth of the Company’s deposit base.

Average earning assets increased by approximately $114.0 million, or 7%, during 2012 compared with 2011. Average loans outstanding increased $33.7 million, or 3%, during 2012 compared with 2011. Average federal funds sold and other short-term investments decreased by $40.2 million, or 47%, during 2012 compared with 2011. The average securities portfolio increased approximately $120.6 million, or 24%, in 2012 compared to 2011. The key driver of the increased securities portfolio was the decline in the federal funds sold position and an increased level of average core deposits (core deposits defined as demand deposits - both interest and non-interest bearing, savings, money market and time deposits in denominations of less than $100,000). The increase in average core deposits totaled $104.5 million, or approximately 7%, during 2012 compared with 2011.

The tax equivalent net interest margin was 3.74% for the year ended December 31, 2012 compared to 3.84% in 2011. The yield on earning assets totaled 4.34% in 2012 compared to 4.79% in 2011 while the cost of funds (expressed as a percentage of average earning assets) totaled 0.60% during 2012 compared to 0.95% in 2011.

The decline in the net interest margin in 2012 compared with 2011 was largely attributable to the continued downward pressure on earning asset yields being driven by a historically low market interest rate environment and a very competitive marketplace for lending opportunities. Accretion of loan discounts on certain acquired loans contributed approximately 12 basis points to the net interest margin in 2012 compared with 13 basis points in 2011. The decline in the Company’s cost of funds by 35 basis points during 2012 compared to 2011 was driven by a continued decline in deposit rates.

Net interest income increased $15,310,000 or 31% (an increase of $15,721,000 or 32% on a tax-equivalent basis) for the year ended December 31, 2011 compared with 2010. The tax equivalent net interest margin was 3.84% for 2011 compared with 3.98% during 2010. The yield on earning assets totaled 4.79% during 2011 compared to 5.23% in 2010 while the cost of funds totaled 0.95% during 2011 compared to 1.25% in 2010. The increased level of net interest income during 2011 compared with 2010 was primarily attributable to an increased level of average earning assets. The decline in the net interest margin expressed as a percentage was largely the result of the Company carrying a higher level of federal funds sold and other short-term investments during 2011 compared with 2010 and an increased securities portfolio driven by an increase in the Company’s core deposit base. This core deposit increase was the result of the acquisition of American Community and growth from the Company’s existing branch network.

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Average earning assets increased by approximately $456.9 million or 37% during 2011 compared with 2010. Average loans outstanding increased by $208.1 million, or 23%, during 2011 compared with 2010. The increase in average loans was largely attributable to the American Community acquisition as of January 1, 2011 and the acquisition of two branch offices in the second quarter of 2010. Average federal funds sold and other short-term investments increased by $44.2 million during 2011 compared with 2010. The average securities portfolio increased by $204.6 million, or 69%, in 2011 compared with 2010. The key driver of the increased federal funds sold position and securities portfolio was an increased level of average core deposits. The increase in average core deposits totaled $451.4 million, or approximately 47%, during 2011 compared with 2010. The acquisition of the American Community and the branch acquisition completed in the second quarter of 2010 contributed approximately $304.6 million of the average core deposit growth while organic growth from the Company’s existing branch network contributed approximately $146.8 of the average core deposit growth.

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The following table summarizes net interest income (on a tax-equivalent basis) for each of the past three years. For tax-equivalent adjustments, an effective tax rate of 34% was used for all years presented (1).

Average Balance Sheet

(Tax-equivalent basis, dollars in thousands)

	Twelve Months Ended			Twelve Months Ended			Twelve Months Ended
	December 31, 2012			December 31, 2011			December 31, 2010
	Principal	Income /	Yield /	Principal	Income /	Yield /	Principal	Income /	Yield /
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

ASSETS
Federal Funds Sold and Other Short-term Investments	$44,999	$91	0.20%	$85,217	$216	0.25%	$41,020	$76	0.19%

Securities:
Taxable	547,949	12,946	2.36%	450,099	13,677	3.04%	268,170	9,812	3.66%
Non-taxable	71,961	3,743	5.20%	49,260	2,805	5.69%	26,584	1,575	5.92%
Total Loans and Leases (2)	1,147,891	61,951	5.40%	1,114,181	64,684	5.81%	906,127	53,540	5.91%
TOTAL INTEREST EARNING ASSETS	1,812,800	78,731	4.34%	1,698,757	81,382	4.79%	1,241,901	65,003	5.23%

Other Assets	137,594			139,658			100,124
Less: Allowance for
Loan Losses	(16,271)			(14,712)			(11,485)

TOTAL ASSETS	$1,934,123			$1,823,703			$1,330,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing
Demand Deposits	$512,232	$972	0.19%	$478,486	$2,374	0.50%	$281,355	$953	0.34%
Savings Deposits	435,475	792	0.18%	392,166	1,940	0.49%	237,610	735	0.31%
Time Deposits	357,193	5,194	1.45%	394,008	7,672	1.95%	354,239	8,873	2.50%
FHLB Advances and Other Borrowings	118,201	3,954	3.35%	126,922	4,194	3.30%	150,737	4,961	3.29%
TOTAL INTEREST-BEARING LIABILITIES	1,423,101	10,912	0.77%	1,391,582	16,180	1.16%	1,023,941	15,522	1.52%

Demand Deposit Accounts	313,812			256,544			173,091
Other Liabilities	20,003			15,812			13,641
TOTAL LIABILITIES	1,756,916			1,663,938			1,210,673

Shareholders’ Equity	177,207			159,765			119,867

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,934,123			$1,823,703			$1,330,540

COST OF FUNDS			0.60%			0.95%			1.25%

NET INTEREST INCOME		$67,819			$65,202			$49,481

NET INTEREST MARGIN			3.74%			3.84%			3.98%

(1)	Effective tax rates were determined as though interest earned on the Company’s investments in municipal bonds and loans was fully taxable.

(2)	Loans held-for-sale and non-accruing loans have been included in average loans. Interest income on loans includes loan fees of $3,164, $3,335, and $909 for 2012, 2011, and 2010, respectively.

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The following table sets forth for the periods indicated a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates:

Net Interest Income – Rate / Volume Analysis

(Tax-Equivalent basis, dollars in thousands)

	2012 compared to 2011			2011 compared to 2010
	Increase / (Decrease) Due to (1)			Increase / (Decrease) Due to (1)
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Federal Funds Sold and Other Short-term Investments	$(88)	$(37)	$(125)	$104	$36	$140
Taxable Securities	2,646	(3,377)	(731)	5,754	(1,889)	3,865
Non-taxable Securities	1,199	(261)	938	1,294	(64)	1,230
Loans and Leases	1,916	(4,649)	(2,733)	12,093	(949)	11,144
Total Interest Income	5,673	(8,324)	(2,651)	19,245	(2,866)	16,379

Interest Expense:
Savings and Interest-bearing Demand	352	(2,903)	(2,551)	1,481	1,145	2,626
Time Deposits	(667)	(1,810)	(2,477)	923	(2,124)	(1,201)
FHLB Advances and Other Borrowings	(291)	51	(240)	(787)	20	(767)
Total Interest Expense	(606)	(4,662)	(5,268)	1,617	(959)	658

Net Interest Income	$6,279	$(3,662)	$2,617	$17,628	$(1,907)	$15,721

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

See the Company’s Average Balance Sheet and the discussions headed USES OF FUNDS, SOURCES OF FUNDS, and “RISK MANAGEMENT – Liquidity and Interest Rate Risk Management” for further information on the Company’s net interest income, net interest margin, and interest rate sensitivity position.

PROVISION FOR LOAN LOSSES

The Company provides for loan losses through regular provisions to the allowance for loan losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations required on the allowance for loan losses. Provisions for loan losses totaled $2,412,000, $6,800,000, and $5,225,000 in 2012, 2011, and 2010, respectively.

The provision for loan loss declined $4,388,000, or 65%, during 2012 compared to 2011. During 2012, the provision for loan loss represented approximately 21 basis points of average outstanding loans while net charge-offs represented approximately 19 basis points of average outstanding loans. The significant decline in the Company’s provision for loan loss during 2012 compared with 2011 was largely attributable to a lower level of net charge-offs and overall improvement in the level of adversely classified and non-performing loans. The Company’s allowance for loan losses represented 1.29% of total loans at year-end 2012 compared with 1.37% at year-end 2011.

The level of provision for loan losses increased by $1,575,000 or 30% during 2011 compared with 2010. The increase in provision during 2011 compared with 2010 was largely the result of a higher level of net charge-offs and an upward trend in the Company’s level of non-performing loans. During 2011, the provision for loan losses totaled 0.61% of average outstanding loans while net charge-offs represented 0.43% of average outstanding loans. The Company’s allowance for loan losses represented 1.37% of total loans at year-end 2011 compared with 1.45% at year-end 2010. The decline in the allowance compared with total loans at year-end 2011 compared with year-end 2010 was attributable to the acquisition of the Bank of Evansville. Under acquisition accounting, loans are recorded at fair value which includes a credit risk component, and therefore the allowance on loans acquired is not carried over from the seller.

Provisions for loan losses in all periods were made at a level deemed necessary by management to absorb estimated, probable incurred losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for loan losses is completed quarterly by management, the results of which are used to determine provisions for loan losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other qualitative factors. Refer also to the sections entitled CRITICAL ACCOUNTING POLICIES AND ESTIMATES and “RISK MANAGEMENT – Lending and Loan Administration” for further discussion of the provision and allowance for loan losses.

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NON-INTEREST INCOME

During 2012, non-interest income increased $235,000 or 1% compared with 2011 and during 2011 increased $4,633,000 or 27% compared with 2010.

				% Change From
Non-interest Income (dollars in thousands)	Years Ended December 31,			Prior Year
	2012	2011	2010	2012	2011
Trust and Investment Product Fees	$2,657	$2,145	$1,582	24%	36%
Service Charges on Deposit Accounts	4,076	4,154	4,065	(2)	2
Insurance Revenues	5,524	5,819	5,347	(5)	9
Company Owned Life Insurance	974	1,100	806	(11)	36
Interchange Fee Income	1,724	1,501	1,243	15	21
Other Operating Income	1,955	1,452	1,740	35	(17)
Subtotal	16,910	16,171	14,783	5	9
Net Gains on Sales of Loans	3,234	2,381	2,160	36	10
Net Gain on Securities	1,667	3,024	—	(45)	n/m (1)
TOTAL NON-INTEREST INCOME	$21,811	$21,576	$16,943	1	27

(1) n/m = not meaningful

Trust and investment product fees increased $512,000, or 24%, during 2012 compared with 2011 following an increase of $563,000, or 36%, during 2011 compared with 2010. The increase during 2012 compared to 2011 was primarily attributable to a 50% increase in trust revenues supplemented by a 7% increase in retail brokerage revenues. The increase during 2011 compared with 2010 was attributable to an increase of 44% in trust revenues and 31% in retail brokerage revenues.

Insurance revenues decreased approximately $295,000 or 5% during 2012 as compared to 2011 as a result of lower contingency revenue. Contingency revenue totaled $88,000 during 2012 compared to $872,000 in 2011. The decline in contingency revenue was partially offset by an increased level of commercial insurance revenues during 2012 compared with 2011. Insurance revenues increased by $472,000 or 9% during 2011 compared with 2010 primarily as a result of increased contingency revenue. Contingency revenue totaled $872,000 during 2011 compared with contingency revenue of $363,000 during 2010.

Company owned life insurance declined by $126,000, or 11%, during 2012 compared with 2011 following an increase of $294,000, or 36%, during 2011 compared with 2010. The decline during 2012 compared with 2011 as well as the increase during 2011 compared with 2010 was primarily attributable to a 1035 exchange transaction on a portion of the Company’s portfolio that was completed during the first quarter 2011. Also contributing to the increase in 2011 was the company owned life insurance related to the Bank of Evansville acquisition.

Net interchange revenues related to debit cards increased $223,000, or 15%, during 2012 compared with 2011 and increased $258,000, or approximately 21%, during 2011 compared with 2010. This increase during both years was attributable to increased customer utilization and in 2011 compared with 2010 also was attributable to the Bank of Evansville acquisition.

Other operating income increased $503,000, or 35%, during 2012 compared with 2011 and declined $288,000, or 17%, during 2011 compared with 2010. The change in all years was primarily related to the net gains/losses and write-downs of other real estate. During 2012, the Company recognized a net gain on other real estate of $221,000 compared with a net loss of $168,000 during 2011 and a net gain of $147,000 during 2010.

During 2012, the net gain on sales of residential loans increased $853,000, or 36%, compared with 2011 following an increase of $221,000, or 10%, during 2011 compared with 2010. Loan sales for 2012, 2011, and 2010 totaled $186.8 million, $134.2 million, and $119.3 million, respectively.

During 2012, the Company realized net gains on the sale of securities of $1,667,000 related to the sale of approximately $94.3 million of securities. During 2011, the Company realized net gains on securities of $3,024,000 related to the sale of approximately $59.3 million of securities in the fourth quarter of 2011 and a gain of $1,045,000 during the first quarter of 2011 related to the acquisition accounting treatment of the existing equity ownership position the Company held in American Community at the time of acquisition. During 2010, the Company recorded no gain or loss on securities.

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NON-INTEREST EXPENSE

During the year ended December 31, 2012, non-interest expense remained very stable compared with the year ended December 31, 2011, increasing by less than 1%. During the year ended December 31, 2011, non-interest expense totaled $50,782,000, an increase of $9,421,000 or 23% from the year ended 2010. During 2011, non-interest expense attributable to the Bank of Evansville operations and the operations of the two other branches acquired during the second quarter of 2010 totaled approximately $7,003,000 compared with approximately $1,255,000 in 2010. Other acquisition accounting items related to the acquisition of American Community totaled $2,868,000.

				% Change From
Non-interest Expense (dollars in thousands)	Years Ended December 31,			Prior Year
	2012	2011	2010	2012	2011
Salaries and Employee Benefits	$29,086	$27,992	$22,070	4%	27%
Occupancy, Furniture and Equipment Expense	7,064	7,198	6,083	(2)	18
FDIC Premiums	1,116	1,473	1,455	(24)	1
Data Processing Fees	1,071	2,092	1,411	(49)	48
Professional Fees	2,247	2,056	2,285	9	(10)
Advertising and Promotion	1,714	1,525	1,255	12	22
Intangible Amortization	1,655	1,956	898	(15)	118
Other Operating Expenses	6,970	6,490	5,904	7	10
TOTAL NON-INTEREST EXPENSE	$50,923	$50,782	$41,361	n/m (1)	23

(1)	n/m = not meaningful

Salaries and employee benefits increased $1,094,000 or 4% during 2012 compared with 2011. The increase in salaries and benefits during 2012 compared with 2011 was primarily the result of an increased number of full-time equivalent employees, increased costs related to the Company’s partially self-insured health insurance plan and increased commission payout related to higher levels of mortgage loan sales revenues in the secondary market and increased insurance revenues. During 2011, approximately $875,000 of merger-related salary and benefit costs were incurred related to the acquisition of American Community Bancorp, Inc. which partially mitigated the increases in salaries and benefits during 2012. Salaries and benefits increased approximately 27% during 2011 compared with 2010. The increase was attributable to the additional staffing as a result of the acquisition of American Community and the branch acquisition completed during the second quarter 2010 and the $875,000 of merger related salary and benefit costs related to the American Community acquisition.

Occupancy, furniture and equipment expense decreased 2% during 2012 compared with 2011 following an 18% increase in 2011 compared with 2010. The increase in occupancy, furniture and equipment expense in 2011 compared with 2010 was primarily related to the costs of the additional five branches that resulted from the acquisition of American Community and the branch acquisition completed during the second quarter 2010.

The Company’s FDIC deposit insurance assessments decreased $357,000 or 24% during 2012 compared with 2011 following a 1% increase in 2011 compared with 2010. The decline during 2012 was attributable to changes in the deposit insurance assessment calculation that became effective in the second quarter of 2011 related to the Dodd Frank Act.

Data processing fees declined $1,021,000, or 49%, during 2012 compared with 2011. This decline was largely related to running the Bank of Evansville’s separate core processing system during the first four months of 2011 and the resolution of a contractual dispute during the first quarter of 2012 related to the acquisition of American Community Bancorp and its banking subsidiary the Bank of Evansville. An expense for the cancellation of the data processing contract was recorded in the first quarter of 2011, and upon resolution of the contractual dispute, a portion of that accrued expense was reversed in the first quarter of 2012. The customers of the Bank of Evansville were moved to the Company’s core processing system during April 2011. Data processing fees increased approximately $681,000, or 48%, during 2011 compared with 2010. The increase in 2011 compared with 2010 was due primarily to the aforementioned issues.

Professional fees increased $191,000, or 9%, during 2012 compared with 2011 following a decline $229,000, or 10%, during 2011 compared with 2010. The increase during 2012 compared with 2011 was attributable to increased professional fees related to strategic customer service and leadership development initiatives and increased legal fees. The decline in 2011 compared with 2010 was related to a lower level of professional fees incurred during 2010 associated with the acquisition activity.

Advertising and promotion increased $189,000, or 12%, during 2012 compared with 2011 following an increase of $270,000, or 22%, in 2011 compared with 2010. The increase during 2012 was largely attributable to an increased level of contributions to community based organizations in the Company’s primary market areas. The increase in 2011 was largely the result of increased advertising efforts in a newer market for the Company that resulted from the acquisition of American Community.

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Intangible amortization declined $301,000, or 15%, in 2012 compared with 2011. This decline was related to a lower level of core deposit intangible amortization. Intangible amortization increased $1,058,000, or 118%, during 2011 compared with 2010. The increase was primarily related to amortization of core deposit intangible resulting from the acquisition of American Community and to a lesser extent the amortization of the core deposit intangible resulting from the acquisition of two branches in May 2010.

PROVISION FOR INCOME TAXES

The Company records a provision for current income taxes payable, along with a provision for deferred taxes payable in the future. Deferred taxes arise from temporary differences, which are items recorded for financial statement purposes in a different period than for income tax returns. The Company’s effective tax rate was 30.7%, 27.6%, and 29.6%, respectively, in 2012, 2011, and 2010. The effective tax rate in all periods is lower than the blended statutory rate. The lower effective rate in all periods primarily resulted from the Company’s tax-exempt investment income on securities, loans, and company owned life insurance, income tax credits generated by investments in affordable housing projects, and income generated by subsidiaries domiciled in a state with no state or local income tax. In addition, the Company’s effective tax rate was reduced in all periods presented as a result of tax credits attributable to a new markets tax credit in which the Company invested in 2009. See Note 10 to the Company’s consolidated financial statements included in Item 8 of this Report for additional details relative to the Company’s income tax provision.

CAPITAL RESOURCES

The Company and its affiliate bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized and critically under-capitalized, although these terms are not used to represent overall financial condition. The Company and its affiliate bank at year-end 2012 were categorized as well-capitalized as that term is defined by applicable regulations. See Note 8 to the Company’s consolidated financial statements included in Item 8 of this Report for actual and required capital ratios and for additional information regarding capital adequacy. Also, see the discussion in Item 1 of this Report concerning management’s expectations that new regulatory capital requirements under a framework commonly referred to as “Basel III” will become applicable to the United States banking industry during 2013, and that such new requirements may, in general, be expected to  increase the amount of capital that the Company and the Bank may be required to maintain under these standards, introduce  greater volatility in the amounts that the Company may record as regulatory capital under the applicable standards between time periods, and diminish or eliminate the amount of qualifying capital that the Company may claim in respect to its outstanding issues of debentures associated with certain trust preferred securities issuances.

As of December 31, 2012, shareholders’ equity increased by $17.4 million to $185.0 million compared with $167.6 million at year-end 2011. The increase in shareholders’ equity was primarily attributable to an increase of $17.0 million in retained earnings. Shareholders’ equity represented 9.2% of total assets at December 31, 2012 and 9.0% of total assets at December 31, 2011. Shareholders’ equity included $21.6 million of goodwill and other intangible assets at year-end 2012 compared to $23.2 million of goodwill and other intangible assets at December 31, 2011.

USES OF FUNDS

LOANS

December 31, 2012 loans outstanding increased $84.4 million, or 8% from year-end 2011. The increase in loans during 2012 was broad based including commercial and industrial loans, commercial real estate loans and agricultural loans and with growth occurring across virtually the entire market area of the Company. Commercial and industrial loans increased $42.2 million, or 14%, commercial real estate loans increased $36.4 million, or 8%, agricultural loans increased $12.2 million, or 7%, and residential mortgage loans increased $2.5 million, or 3%, while consumer loans decreased $8.9 million or 7%.

December 31, 2011 loans outstanding increased approximately $204.8 million, or 22% from year-end 2010. The loans acquired from American Community totaled approximately $218.9 million at the time of acquisition. Commercial and industrial loans increased $74.7 million or 34%, commercial real estate loans increased $112.6 million or 33%, agricultural loans increased $2.5 million or 2%, consumer loans increased $6.2 million or 5%, and residential mortgage loans increased $8.8 million or 11% during 2011.

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The composition of the loan portfolio has remained relatively stable over the past several years including 2012. The portfolio is most heavily concentrated in commercial real estate loans at 40% of the portfolio. The Company’s exposure to non-owner occupied commercial real estate was limited to 19% of the total loan portfolio at year-end 2012. The Company’s commercial lending is extended to various industries, including hotel, agribusiness and manufacturing, as well as health care, wholesale, and retail services. The Company has only limited exposure in construction and development lending with this segment representing approximately 4% of the total loan portfolio.

Loan Portfolio	December 31,
(dollars in thousands)	2012	2011	2010	2009	2008

Commercial and Industrial Loans and Leases	$335,373	$293,172	$218,443	$188,962	$175,828
Commercial Real Estate Loans	488,496	452,071	339,555	334,255	329,363
Agricultural Loans	179,906	167,693	165,166	156,845	159,923
Consumer Loans	115,540	124,479	118,244	114,736	127,343
Residential Mortgage Loans	88,586	86,134	77,310	84,677	100,054
Total Loans	1,207,901	1,123,549	918,718	879,475	892,511
Less: Unearned Income	(3,035)	(2,556)	(1,482)	(1,653)	(2,075)
Subtotal	1,204,866	1,120,993	917,236	877,822	890,436
Less: Allowance for Loan Losses	(15,520)	(15,312)	(13,317)	(11,016)	(9,522)
Loans, Net	$1,189,346	$1,105,681	$903,919	$866,806	$880,914

Ratio of Loans to Total Loans
Commercial and Industrial Loans and Leases	28%	26%	24%	21%	20%
Commercial Real Estate Loans	40%	40%	37%	38%	37%
Agricultural Loans	15%	15%	18%	18%	18%
Consumer Loans	10%	11%	13%	13%	14%
Residential Mortgage Loans	7%	8%	8%	10%	11%
Total Loans	100%	100%	100%	100%	100%

The Company’s policy is generally to extend credit to consumer and commercial borrowers in its primary geographic market area in Southern Indiana. Commercial extensions of credit outside this market area are generally concentrated in real estate loans within a 120 mile radius of the Company’s primary market and are granted on a selective basis. These out-of-market credits include participations that the Company may purchase from time to time in loans that are originated by banks in which the Company owns (or previously owned) non-controlling common stock investments.

The following table indicates the amounts of loans (excluding residential mortgages on 1-4 family residences and consumer loans) outstanding as of December 31, 2012, which, based on remaining scheduled repayments of principal, are due in the periods indicated (dollars in thousands).

	Within	One to Five	After
	One Year	Years	Five Years	Total

Commercial and Agricultural	$302,344	$416,550	$284,881	$1,003,775

	Interest Sensitivity
	Fixed Rate	Variable Rate

Loans Maturing After One Year	$208,546	$492,885

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INVESTMENTS

The investment portfolio is a principal source for funding the Company’s loan growth and other liquidity needs of its subsidiaries. The Company’s securities portfolio primarily consists of money market securities, uncollateralized federal agency securities, municipal obligations of state and political subdivisions, and mortgage-backed securities issued by U.S. government agencies. Money market securities include federal funds sold, interest-bearing balances with banks, and other short-term investments. The composition of the year-end balances in the investment portfolio is presented in Note 2 to the Company’s consolidated financial statements included in Item 8 of this Report and in the table below:

Investment Portfolio, at Amortized Cost	December 31,
(dollars in thousands)	2012	%	2011	%		2010	%

Federal Funds Sold and Other Short-term Investments	$7,463	1%	$32,737	6%		$4,250	1%
U.S. Treasury and Agency Securities	23,570	4	6,340	1		—	—
Corporate Securities	—	—	1,003	n/m	(1)	—	—
Obligations of State and Political Subdivisions	71,698	13	61,296	12		33,087	10
Mortgage-backed Securities - Residential	475,452	82	431,495	81		304,935	88
Equity Securities	684	n/m (1)	684	n/m	(1)	2,418	1
Total Securities Portfolio	$578,867	100%	$533,555	100%		$344,690	100%

(1) n/m = not meaningful

The amortized cost of investment securities, including federal funds sold and short-term investments, increased $45.3 million at year-end 2012 compared with year-end 2011 and increased $188.9 million at year-end 2011 compared with year-end 2010. The increase in the portfolio during 2012 and 2011 was largely due to the growth of the Company’s core deposit base at a greater pace than the Company’s loan portfolio.

The largest concentration in the investment portfolio continues to be in mortgage related securities representing 82% of the total securities portfolio at December 31, 2012. The Company’s level of obligations of state and political subdivisions increased to $71.7 million or 13% of the portfolio at December 31, 2012.

The Company’s equity securities portfolio at year-end 2012 and 2011 consisted of non-controlling common stock investments in two unaffiliated banking companies. The decline in 2011 compared with year-end 2010 in the equity securities portfolio was primarily the result of the acquisition of American Community Bancorp, Inc. effective January 1, 2011 in which the Company had a non-controlling common stock investment prior to the acquisition.

Investment Securities, at Carrying Value

(dollars in thousands)

	December 31,
Securities Held-to-Maturity	2012	2011	2010
Obligations of State and Political Subdivisions	$346	$690	$1,604

Securities Available-for-Sale
U.S. Treasury and Agency Securities	$23,472	$6,422	$—
Corporate Securities	—	1,005	—
Obligations of State and Political Subdivisions	76,485	64,799	32,178
Mortgage-backed Securities - Residential	486,912	443,934	311,066
Equity Securities	733	684	3,503
Subtotal of Securities Available-for-Sale	587,602	516,844	346,747
Total Securities	$587,948	$517,534	$348,351

The Company’s $587.6 million available-for-sale portion of the investment portfolio provides an additional funding source for the liquidity needs of the Company’s subsidiaries and for asset/liability management requirements. Although management has the ability to sell these securities if the need arises, their designation as available-for-sale should not necessarily be interpreted as an indication that management anticipates such sales.

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The amortized cost of both available for sale and held to maturity debt securities at December 31, 2012 are shown in the following table by expected maturity. Mortgage-backed securities are based on estimated average lives. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations. Equity securities do not have contractual maturities, and are excluded from the table below.

Maturities and Average Yields of Securities at December 31, 2012

(dollars in thousands)

	Within		After One But		After Five But		After Ten
	One Year		Within Five Years		Within Ten Years		Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and
Agency Securities	$2,075	1.12%	$1,495	1.58%	$20,000	1.30%	$—	N/A
Corporates	—	N/A	—	N/A	—	N/A	—	N/A
Obligations of State and Political Subdivisions	1,070	2.56%	12,042	3.82%	31,937	5.32%	26,649	6.08%
Mortgage-backed Securities - Residential	40,676	3.85%	361,283	2.65%	73,493	1.81%	—	N/A

Total Securities	$43,821	3.69%	$374,820	2.68%	$125,430	2.62%	$26,649	6.08%

A tax-equivalent adjustment using a tax rate of 35 percent was used in the above table.

In addition to the other uses of funds discussed previously, the Company had certain long-term contractual obligations as of December 31, 2012. These contractual obligations primarily consisted of long-term borrowings with the Federal Home Loan Bank (“FHLB”), JPMorgan Chase Bank N.A., subordinated debentures issued during 2009 through a shareholders’ rights offering, and junior subordinated debentures assumed as a part of the of the American Community acquisition, time deposits, and lease commitments for certain office facilities. Scheduled principal payments on long-term borrowings, time deposits, and future minimum lease payments are outlined in the table below.

Contractual Obligations	Payments Due By Period
(dollars in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-term Borrowings	$87,150	$20,043	$31,581	$794	$34,732
Time Deposits	329,183	172,507	71,281	85,367	28
Capital Lease Obligation	6,118	348	696	696	4,378
Operating Lease Commitments	3,258	462	716	443	1,637
Total Contractual Obligations	$425,709	$193,360	$104,274	$87,300	$40,775

SOURCES OF FUNDS

The Company’s primary source of funding is its base of core customer deposits. Core deposits consist of demand deposits, savings, interest-bearing checking, money market accounts, and certificates of deposit of less than $100,000. Other sources of funds are certificates of deposit of $100,000 or more, brokered deposits, overnight borrowings from other financial institutions and securities sold under agreement to repurchase. The membership of the Company’s affiliate bank in the Federal Home Loan Bank System provides a significant additional source for both long and short-term collateralized borrowings. In addition, the Company, as a separate and distinct corporation from its bank and other subsidiaries, also has the ability to borrow funds from other financial institutions and to raise debt or equity capital from the capital markets and other sources. The following pages contain a discussion of changes in these areas.

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The table below illustrates changes between years in the average balances of all funding sources:

Funding Sources - Average Balances				% Change From
(dollars in thousands)	December 31,			Prior Year
	2012	2011	2010	2012	2011
Demand Deposits
Non-interest-bearing	$313,812	$256,544	$173,091	22%	48%
Interest-bearing	512,232	478,486	281,355	7	70
Savings Deposits	116,515	95,748	76,721	22	25
Money Market Accounts	318,960	296,418	160,889	8	84
Other Time Deposits	255,722	285,564	269,286	(10)	6
Total Core Deposits	1,517,241	1,412,760	961,342	7	47
Certificates of Deposits of $100,000 or more and Brokered Deposits	101,471	108,444	84,953	(6)	28
FHLB Advances and
Other Borrowings	118,201	126,922	150,737	(7)	(16)
Total Funding Sources	$1,736,913	$1,648,126	$1,197,032	5	38

Maturities of certificates of deposit of $100,000 or more are summarized as follows:

(dollars in thousands)

	3 Months	3 Thru	6 Thru	Over
	Or Less	6 Months	12 Months	12 Months	Total

December 31, 2012	$26,167	$14,719	$21,316	$33,559	$95,761

CORE DEPOSITS

The Company’s overall level of average core deposits increased approximately $104.5 million, or 7%, during 2012 following a $451.4 million, or 47%, increase during 2011. During 2012, the increase in average core deposits came from across the Company’s branch network and market areas. During 2011, the acquisition of American Community and the branch acquisition completed in the second quarter of 2010 contributed approximately $304.6 million of the average core deposit growth while organic growth from the Company’s existing branch network contributed approximately $146.8 of the average core deposit growth.

The Company’s ability to attract core deposits continues to be influenced by competition and the interest rate environment, as well as the availability of alternative investment products. Core deposits continue to represent a significant funding source for the Company’s operations and represented 87% of average total funding sources during 2012 compared with 86% during 2011 and 80% during 2010.

Demand, savings, and money market deposits have provided a growing source of funding for the Company in each of the periods reported. Average demand, savings, and money market deposits increased 12% during 2012 following 63% growth during 2011. Average demand, savings, and money market deposits totaled $1.262 billion or 83% of core deposits (73% of total funding sources) in 2012 compared with $1.127 billion or 80% of core deposits (68% of total funding sources) in 2011 and $692.1 million or 72% of core deposits (58% of total funding sources) in 2010.

Other time deposits consist of certificates of deposits in denominations of less than $100,000. These deposits declined by 10% during 2012 following an increase of 6% in 2011. Other time deposits comprised 17% of core deposits in 2012, 20% in 2011 and 28% in 2010.

OTHER FUNDING SOURCES

Federal Home Loan Bank advances and other borrowings represent the Company’s most significant source of other funding. Average borrowed funds decreased $8.7 million, or 7%, during 2012 following a decline of $23.8 million, or 16% in 2011. Borrowings comprised approximately 7% of average total funding sources in 2012 and 8% in 2011 and 13% in 2010.

Certificates of deposits in denominations of $100,000 or more and brokered deposits are an additional source of other funding for the Company’s bank subsidiary. Large denomination certificates and brokered deposits declined $7.0 million, or 6% during 2012 following an increase of $23.5 million, or 28% during 2011. Large certificates and brokered deposits comprised approximately 6% of average total funding sources in 2012, 7% in 2011 and 2010. This type of funding is used as both long-term and short-term funding sources.

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The bank subsidiary of the Company also utilizes short-term funding sources from time to time. These sources consist of overnight federal funds purchased from other financial institutions, secured repurchase agreements that generally mature within one day of the transaction date, and secured overnight variable rate borrowings from the FHLB. These borrowings represent an important source of short-term liquidity for the Company’s bank subsidiary. Long-term debt at the Company’s bank subsidiary is in the form of FHLB advances, which are secured by the pledge of certain investment securities, residential and housing-related mortgage loans, and certain other commercial real estate loans. See Note 7 to the Company’s consolidated financial statements included in Item 8 of this Report for further information regarding borrowed funds.

PARENT COMPANY FUNDING SOURCES

The parent company is a corporation separate and distinct from its bank and other subsidiaries. For information regarding the financial condition, result of operations, and cash flows of the Company, presented on a parent-company-only basis, see Note 16 to the Company’s consolidated financial statements included in Item 8 of this Report.

The Company uses funds at the parent company level to pay dividends to its shareholders, to acquire or make other investments in other businesses or their securities or assets, to repurchase its stock from time to time, and for other general corporate purposes. The parent company does not have access at the parent-company level to the deposits and certain other sources of funds that are available to its bank subsidiary to support its operations. Instead, the parent company has historically derived most of its revenues from dividends paid to the parent company by its bank subsidiary. The Company’s banking subsidiary is subject to statutory restrictions on its ability to pay dividends to the parent company. See Note 8, Shareholders’ Equity, of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, which is incorporated herein by reference. The parent company has in recent years supplemented the dividends received from its subsidiaries with borrowings, which are discussed in detail below.

At year-end 2012, the Company had an outstanding credit facility with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) pursuant to which the parent company was obligated to JPMorgan Chase under a $10 million subordinated debenture issued by the parent company to JPMorgan Chase in 2006, and a term loan made by the Lender to the parent company in 2006 in the original principal amount of $10 million, of which $1.5 million was outstanding as of year-end 2012. On January 24, 2013, the $11.5 million in outstanding debt to the JPMorgan Chase was repaid in full by the Company.

On January 25, 2013, the Company and Stock Yards Bank & Trust Company (based in Louisville, Kentucky) (the “Lender”) executed and delivered to each other a Loan Agreement dated January 25, 2013 (“Loan Agreement”). Under the Loan Agreement, the Lender has made available to the Company’s parent company certain credit facilities, in the form of a term loan made by the Lender on January 25, 2013, in the principal amount of $10 million and evidenced by a term loan promissory note (the “Term Note”) and a revolving line of credit in a maximum principal amount of $10 million and evidenced by a revolving loan promissory note (the “Revolving Note”).

The $10 million term loan was advanced in its entirety on January 25, 2013, for the purpose of replenishing the parent company’s working capital that was spent January 24, 2013, to repay indebtedness owed to JPMorgan Chase previously discussed. The principal amount of the term loan (which may be prepaid at any time without premium or penalty) is payable in annual installments of $3 million each on or before December 31 of each of the years 2013 and 2014, and the remaining $4 million of principal is due on or before the maturity of the Term Note on December 30, 2015. Interest is payable quarterly at a floating rate based upon 90-day LIBOR plus a margin.

The $10 million revolving line of credit will terminate, and the balances due under the related Revolving Note (if any) will mature, on December 31, 2013. Borrowings are available for general working capital purposes from time to time; no borrowings have yet been made under the revolving line of credit. Quarterly interest payments calculated at the same floating rate as then in effect for the Term Note will be payable in respect of any principal amounts advanced under the revolving line of credit.

The Loan Agreement includes standard representations, warranties, conditions, covenants and other obligations, including financial covenants that require that (a) the parent company and its bank subsidiary must maintain “well capitalized” status; (b) the parent company must maintain a consolidated Total Risk Based Capital Ratio of 11.0%, and (c) the Company’s bank subsidiary must maintain (i) a Total Risk Based Capital Ratio of 11.5%, (ii) a ratio of non-performing assets to total assets at or below 2.5%, and (iii) its return on assets (calculated as specified by the Loan Agreement) at 0.75% or more. In addition, the parent company generally may not, during the term of the Loan Agreement, without Lender’s written consent, incur indebtedness to others unless it is unsecured and is subordinated to the obligations owed the Lender and the aggregate amount of all of the parent company’s indebtedness for borrowed money (as defined) does not (and would not) exceed the amount then outstanding under the Loan Agreement and the amount owed by the Company under its currently-outstanding issues of trust preferred securities, plus $20 million. Default in compliance with these financial or other covenants, or material inaccuracies in the Company’s representations and warranties made to the Lender by the Loan Agreement, may result in the revolving line of credit becoming unavailable for further borrowings and in the immediate acceleration of the due dates to the time of default of all amounts of principal and accrued interest owed under the Term Note and Revolving Note.

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On April 30, 2009, the parent company issued $19.3 million of 8% redeemable subordinated debentures that were scheduled to mature in a single payment of principal on March 30, 2019 for gross proceeds (before offering expenses) of $19.3 million. The parent company has the right to redeem the debentures without penalty or premium on or after March 30, 2012 subject to prior consultation with the Federal Reserve Board. The entire principal amount was includable in the parent company’s consolidated Tier 2 regulatory capital under banking agency regulatory standards at December 31, 2012. The Company announced on January 29, 2013, that effective April 1, 2013, it would redeem all $19.3 million of these subordinated debentures at a redemption price of 100% of principal, plus accrued but unpaid interest through the redemption date. The redemption of these subordinated debentures will be done through existing cash balances on hand at the parent company as of year-end 2012.

Effective January 1, 2011, and as a result of the acquisition of American Community Bancorp, Inc., the Company assumed long-term debt obligations of American Community in the form of two junior subordinated debentures issued by American Community in the aggregate unpaid principal amount of approximately $8.3 million. The junior subordinated debentures were issued to certain statutory trusts established by American Community (in support of related issuances of trust preferred securities issued by those trusts) and both mature in single installments of principal payable in 2035, and bear interest payable on a quarterly basis at a floating rate, adjustable quarterly based on the 90-day LIBOR plus a specified percentage. These debentures are of a type that are eligible (under current regulatory capital requirements) to qualify as Tier 1 capital (with certain limitations) for regulatory purposes and as of December 31, 2012 approximately $4.7 million of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes. Under currently-proposed rules, these types of debentures for banking companies of our size would be phased-out, and only 90% of the carrying value of such instruments would be permitted in 2013, with annual 10% decreases in the includible amount through 2021, until the instruments are fully phased-out on January 1, 2022. Although it is possible that the final rules, when adopted, will vary from the proposed rules in order to “grandfather” the Company’s debentures to a greater extent than currently proposed, there is no assurance that any greater grandfathering will be authorized by the regulations, as finally adopted.

See Note 7 to the Company’s consolidated financial statements included in Item 8 of this Report for further information regarding the parent company borrowed funds and other indebtedness.

RISK MANAGEMENT

The Company is exposed to various types of business risk on an on-going basis. These risks include credit risk, liquidity risk and interest rate risk. Various procedures are employed at the Company’s subsidiary bank to monitor and mitigate risk in the loan and investment portfolios, as well as risks associated with changes in interest rates. Following is a discussion of the Company’s philosophies and procedures to address these risks.

LENDING AND LOAN ADMINISTRATION

Primary responsibility and accountability for day-to-day lending activities rests with the Company’s subsidiary bank. Loan personnel at the subsidiary bank have the authority to extend credit under guidelines approved by the bank’s board of directors. The executive loan committee serves as a vehicle for communication and for the pooling of knowledge, judgment and experience of its members. The committee provides valuable input to lending personnel, acts as an approval body, and monitors the overall quality of the bank’s loan portfolio. The Corporate Credit Risk Management Committee comprised of members of the Company’s and its subsidiary bank’s executive officers and board of directors, strives to ensure a consistent application of the Company’s lending policies. The Company also maintains a comprehensive risk-grading and loan review program, which includes quarterly reviews of problem loans, delinquencies and charge-offs. The purpose of this program is to evaluate loan administration, credit quality, loan documentation and the adequacy of the allowance for loan losses.

The Company maintains an allowance for loan losses to cover probable, incurred credit losses identified during its loan review process. Management estimates the required level of allowance for loan losses using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance for loan losses is comprised of: (a) specific reserves on individual credits; (b) general reserves for certain loan categories and industries, and overall historical loss experience; and (c) unallocated reserves based on performance trends in the loan portfolios, current economic conditions, and other factors that influence the level of estimated probable losses. The need for specific reserves are considered for credits when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or, (d) other reasons where the ultimate collectability of the loan is in question, or the loan characteristics require special monitoring.

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Allowance for Loan Losses
(dollars in thousands)	Years Ended December 31,
	2012	2011	2010	2009	2008

Balance of Allowance for Possible Losses at Beginning of Period	$15,312	$13,317	$11,016	$9,522	$8,044

Loans Charged-off:
Commercial and Industrial Loans	162	1,513	345	941	148
Commercial Real Estate Loans	1,789	2,604	2,842	1,248	2,005
Agricultural Loans	—	—	44	—	28
Consumer Loans	380	575	465	640	686
Residential Mortgage Loans	199	497	518	345	257
Total Loans Charged-off	2,530	5,189	4,214	3,174	3,124

Recoveries of Previously Charged-off Loans:
Commercial and Industrial Loans	74	98	24	—	49
Commercial Real Estate Loans	97	139	1,089	588	285
Agricultural Loans	—	—	—	17	—
Consumer Loans	125	131	171	192	267
Residential Mortgage Loans	30	16	6	121	11
Total Recoveries	326	384	1,290	918	612

Net Loans Recovered (Charged-off)	(2,204)	(4,805)	(2,924)	(2,256)	(2,512)
Additions to Allowance Charged to Expense	2,412	6,800	5,225	3,750	3,990
Balance at End of Period	$15,520	$15,312	$13,317	$11,016	$9,522

Net Charge-offs to Average Loans Outstanding	0.19%	0.43%	0.32%	0.25%	0.29%
Provision for Loan Losses to Average Loans Outstanding	0.21%	0.61%	0.58%	0.42%	0.45%
Allowance for Loan Losses to Total Loans at Year-end	1.29%	1.37%	1.45%	1.25%	1.07%

The following table indicates the breakdown of the allowance for loan losses for the periods indicated (dollars in thousands):

Commercial and Industrial Loans	$4,555	$3,493	$3,713	$2,146	$2,476
Commercial Real Estate Loans	8,931	9,297	7,497	6,477	4,909
Agricultural Loans	989	926	750	872	1,258
Consumer Loans	355	448	582	520	481
Residential Mortgage Loans	186	402	543	545	398
Unallocated	504	746	232	456	—

Total Allowance for Loan Losses	$15,520	$15,312	$13,317	$11,016	$9,522

The Company’s allowance for loan losses totaled $15.5 million at December 31, 2012 representing a modest increase of $208,000 or 1% compared with year-end 2011. The significant contributing factors that led to the stability of the allowance for loan losses included positive trends in the level of non-performing and adversely classified loans as well as a decline in the level of net-charge-offs in 2012 compared with 2011.

The allowance for loan losses represented 1.29% of period end loans at December 31, 2012 compared with 1.37% at December 31, 2011. Under acquisition accounting treatment, loans acquired are recorded at fair value which includes a credit risk component, and therefore the allowance on loans acquired is not carried over from the seller. The Company held a discount on acquired loans of $3.5 million as of December 31, 2012 and $6.4 million at year-end 2011.

The allowance for loan loss at year-end 2012 represented 145% of non-performing loans compared to 84% at year-end 2011. Net charge-offs totaled $2.2 million or 0.19% of average loans during 2012 compared with net charge-offs of $4.8 million or 0.43% of average loans outstanding during 2011.

Please see “RESULTS OF OPERATIONS – Provision for Loan Losses” and “CRITICAL ACCOUNTING POLICIES AND ESTIMATES – Allowance for Loan Losses” for additional information regarding the allowance.

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NON-PERFORMING ASSETS

Non-performing assets consist of: (a) non-accrual loans; (b) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower; (c) loans past due 90 days or more as to principal or interest; and, (d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. Uncollected accrued interest is reversed against income at the time a loan is placed on non-accrual. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection. The following table presents an analysis of the Company’s non-performing assets.

Non-performing Assets	December 31,
(dollars in thousands)	2012	2011	2010	2009	2008

Non-accrual Loans	$10,357	$17,857	$10,150	$8,374	$8,316
Past Due Loans (90 days or more)	—	—	671	113	34
Restructured Loans	362	409	396	306	—
Total Non-performing Loans	10,719	18,266	11,217	8,793	8,350
Other Real Estate	1,645	2,343	2,095	2,363	1,818
Total Non-performing Assets	$12,364	$20,609	$13,312	$11,156	$10,168

Non-performing Loans to Total Loans	0.89%	1.63%	1.22%	1.00%	0.94%
Allowance for Loan Losses to Non-performing Loans	144.79%	83.83%	118.72%	125.28%	114.04%

Non-performing assets totaled $12.4 million or 0.62% of total assets at December 31, 2012 compared to $20.6 million or 1.10% of total assets at December 31, 2011. Non-performing loans totaled $10.7 million or 0.89% of total loans at December 31, 2012 representing a $7.5 million, or 41%, decline in non-performing loans compared to the $18.3 million of non-performing loans at December 31, 2011.

The decline in non-performing loans during 2012 was largely the result of a decline in non-accrual commercial real estate loans and to a lesser extent a decline in non-accrual commercial and industrial loans. Non-accrual commercial real estate loans totaled $7.3 million at December 31, 2012 representing a decline of $6.0 million, or 45%, from the $13.3 million of non-accrual commercial real estate loans at year-end 2011. Non-accrual commercial real estate loans represented 70% of the total non-performing loans at year-end 2012 compared to 74% of total non-performing loans at year-end 2011. Non-accrual commercial and industrial loans totaled $2.5 million at December 31, 2012 representing a decline of $1.0 million, or 29%, decline from the $3.5 million of non-accrual commercial and industrial loans at year-end 2011. Non-accrual commercial and industrial loans represented 24% of the total non-performing loans at year-end 2012 compared with 19% of total non-performing loans at year-end 2011. The decline in both non-accrual commercial real estate and commercial and industrial loans was the result of pay-offs, pay-downs on remaining non-performing loans, partial charge-offs on remaining non-performing loans, and foreclosure and liquidation of non-performing loans during 2012. There were no significant additions to non-performing loans during 2012.

At December 31, 2012, three commercial loan relationships represented approximately 64% of the total non-performing loans of the Company. The first relationship was a $2.7 million commercial real estate loan secured by various commercial real estate properties. This loan was in non-performing status as of December 31, 2011. The borrower has made all contractual payments due during 2012 and the principal balance of the loan was reduced by approximately $0.8 million during 2012. The second relationship was an approximately $2.0 million loan secured by the business assets of a mechanical contractor. This loan was in non-performing status as of year-end 2011. The borrower has made all contractual payments due during 2012 and the principal balance of the loan was reduced by $0.3 million during 2012. The third relationship was a $2.0 million commercial real estate loan secured by a commercial warehouse facility. This loan was in non-performing status as of year-end 2011. The borrower has made all contractual payments due during 2012 and the principal balance of this relationship was reduced by $0.1 million during 2012. These three relationships represent the only loan relationships greater than $1.0 million included in non-performing loans.

The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid (or allocated fair value in a purchase business combination), such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

Purchased loans that indicated evidence of credit deterioration since origination at the time of acquisition by the Company did not have a material adverse impact on the Company’s key credit metrics during 2011 or 2012. The key credit metrics the Company measures generally include non-performing loans, past due loans, and adversely classified loans.

35

Non-performing purchased loans with evidence of credit deterioration since origination totaled $148,000 at December 31, 2012 compared with $859,000 at December 31, 2011 a decline of approximately 83%. The non-performing purchased loans with evidence of credit deterioration since origination represented approximately 1% of total non-performing loans at December 31, 2012 compared with approximately 5% of total non-performing loans at December 31, 2011.

Past due purchased loans with evidence of credit deterioration since origination totaled $118,000 at year-end 2012 compared with $859,000 at year-end 2011 representing a decline of approximately 86%. Past due purchased loans with evidence of credit deterioration since origination represented approximately 1% of total past due loans at year-end 2012 compared with approximately 7% of total past due loans at December 31, 2011.

Adversely classified purchased loans with evidence of credit deterioration since origination totaled $7.3 million at December 31, 2012 compared with $12.9 million at December 31, 2011 a decline of approximately 44%. Adversely classified purchased loans with evidence of credit deterioration since origination represented approximately 19% of total adversely classified loans at year-end 2012 compared with approximately 28% of total adversely classified loans at December 31, 2011.

Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The amount of loans individually evaluated for impairment including purchase credit impaired loans totaled $12.6 million at December 31, 2012. For additional detail on impaired loans, see Note 4 to the Company’s consolidated financial statements included in Item 8 of this Report.

Interest income recognized on non-accrual loans for 2012 was $18,000. The gross interest income that would have been recognized in 2012 on non-performing loans if the loans had been current in accordance with their original terms was $1,195,000. Loans are typically placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more, unless the loan is well secured and in the process of collection.

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

Liquidity is a measure of the ability of the Company’s subsidiary bank to fund new loan demand, existing loan commitments and deposit withdrawals. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations to ensure a dependable funding base, without unduly penalizing earnings. Failure to properly manage liquidity requirements can result in the need to satisfy customer withdrawals and other obligations on less than desirable terms. The liquidity of the parent company is dependent upon the receipt of dividends from its bank subsidiary, which are subject to certain regulatory limitations explained in Note 8 to the Company’s consolidated financial statements included in Item 8 of this Report, as enhanced by its ability to draw upon term financing arrangements and a line of credit established by the parent company with a correspondent bank lender as described under “SOURCES OF FUNDS – Parent Company Funding Sources”, above. The subsidiary bank’s source of funding is predominately core deposits, time deposits in excess of $100,000 and brokered certificates of deposit, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank and Federal Reserve Bank.

Interest rate risk is the exposure of the Company’s financial condition to adverse changes in market interest rates. In an effort to estimate the impact of sustained interest rate movements to the Company’s earnings, the Company monitors interest rate risk through computer-assisted simulation modeling of its net interest income. The Company’s simulation modeling monitors the potential impact to net interest income under various interest rate scenarios. The Company’s objective is to actively manage its asset/liability position within a one-year interval and to limit the risk in any of the interest rate scenarios to a reasonable level of tax-equivalent net interest income within that interval. The Company’s Asset/Liability Committee monitors compliance within established guidelines of the Funds Management Policy. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk section for further discussion regarding interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than stand-by letters of credit as disclosed in Note 13 to the Company’s consolidated financial statements included in Item 8 of this Report.

36

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company’s exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee and Board of Directors. Primary market risks, which impact the Company’s operations, are liquidity risk and interest rate risk, as discussed above.

As discussed previously, the Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios. Another method by which the Company’s interest rate risk position can be estimated is by computing estimated changes in its net portfolio value (“NPV”). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities. NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities. Computations are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

The following table provides an assessment of the risk to NPV in the event of sudden and sustained 1% and 2% increases and decreases in prevailing interest rates. The table indicates that as of December 31, 2012 the Company’s estimated NPV might be expected to decrease under either an increase or decrease of 2% in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of December 31, 2012

			Net Portfolio Value
	Net Portfolio		as a % of Present Value
	Value		of Assets
Changes
in Rates	Amount	% Change	NPV Ratio	Change
+2%	$174,142	(12.29)%	8.99%	(84) b.p.
+1%	189,480	(4.56)%	9.57%	(26) b.p.
Base	198,540	—	9.83%	—
-1%	167,075	(15.85)%	8.23%	(160) b.p.
-2%	159,264	(19.78)%	7.83%	(200) b.p.

The above discussion, and the portions of MANAGEMENT’S DISCUSSION AND ANALYSIS in Item 7 of this Report that are referenced in the above discussion contain statements relating to future results of the Company that are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, simulation of the impact on net interest income from changes in interest rates. Actual results may differ materially from those expressed or implied therein as a result of certain risks and uncertainties, including those risks and uncertainties expressed above, those that are described in MANAGEMENT’S DISCUSSION AND ANALYSIS in Item 7 of this Report, and those that are described in Item 1 of this Report, “Business,” under the caption “Forward-Looking Statements and Associated Risks,” which discussions are incorporated herein by reference.

37

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

German American Bancorp, Inc.

Jasper, Indiana

We have audited the accompanying consolidated balance sheets of German American Bancorp, Inc. (the Company) as of December 31, 2012 and 2011 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited German American Bancorp, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). German American Bancorp, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of German American Bancorp, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion German American Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Indianapolis, Indiana

March 18, 2013

38

Consolidated Balance Sheets
Dollars in thousands, except per share data

	December 31,
	2012	2011
ASSETS
Cash and Due from Banks	$41,624	$28,366
Federal Funds Sold and Other Short-term Investments	7,463	32,737

Cash and Cash Equivalents	49,087	61,103

Interest-bearing Time Deposits with Banks	2,707	5,986
Securities Available-for-Sale, at Fair Value	587,602	516,844
Securities Held-to-Maturity, at Cost (Fair value of $351 and $697 on December 31, 2012 and 2011, respectively)	346	690

Loans Held-for-Sale, at Fair Value	16,641	21,485

Loans	1,207,901	1,123,549
Less: Unearned Income	(3,035)	(2,556)
Allowance for Loan Losses	(15,520)	(15,312)
Loans, Net	1,189,346	1,105,681

Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	8,340	8,340
Premises, Furniture and Equipment, Net	36,554	37,706
Other Real Estate	1,645	2,343
Goodwill	18,865	18,865
Intangible Assets	2,692	4,346
Company Owned Life Insurance	30,223	29,263
Accrued Interest Receivable and Other Assets	62,252	61,115

TOTAL ASSETS	$2,006,300	$1,873,767

LIABILITIES
Non-interest-bearing Demand Deposits	$349,174	$282,335
Interest-bearing Demand, Savings, and Money Market Accounts	962,574	899,584
Time Deposits	329,183	374,279

Total Deposits	1,640,931	1,556,198

FHLB Advances and Other Borrowings	161,006	130,993
Accrued Interest Payable and Other Liabilities	19,337	18,966

TOTAL LIABILITIES	1,821,274	1,706,157

Commitments and Contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Preferred Stock, no par value; 500,000 shares authorized, no shares issued	—	—
Common Stock, no par value, $1 stated value; 30,000,000 shares authorized	12,637	12,594
Additional Paid-in Capital	95,617	95,039
Retained Earnings	66,421	49,434
Accumulated Other Comprehensive Income	10,351	10,543

TOTAL SHAREHOLDERS’ EQUITY	185,026	167,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,006,300	$1,873,767

End of period shares issued and outstanding	12,636,656	12,594,258

See accompanying notes to consolidated financial statements.

39

Consolidated Statements of Income and Comprehensive Income
Dollars in thousands, except per share data

	Years Ended December 31,
	2012	2011	2010
INTEREST INCOME
Interest and Fees on Loans	$61,691	$64,445	$53,266
Interest on Federal Funds Sold and Other Short-term Investments	91	216	76
Interest and Dividends on Securities:
Taxable	12,946	13,677	9,812
Non-taxable	2,432	1,823	1,039

TOTAL INTEREST INCOME	77,160	80,161	64,193

INTEREST EXPENSE
Interest on Deposits	6,958	11,986	10,561
Interest on FHLB Advances and Other Borrowings	3,954	4,194	4,961

TOTAL INTEREST EXPENSE	10,912	16,180	15,522

NET INTEREST INCOME	66,248	63,981	48,671
Provision for Loan Losses	2,412	6,800	5,225

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	63,836	57,181	43,446

NON-INTEREST INCOME
Trust and Investment Product Fees	2,657	2,145	1,582
Service Charges on Deposit Accounts	4,076	4,154	4,065
Insurance Revenues	5,524	5,819	5,347
Company Owned Life Insurance	974	1,100	806
Interchange Fee Income	1,724	1,501	1,243
Other Operating Income	1,955	1,452	1,740
Net Gains on Sales of Loans	3,234	2,381	2,160
Net Gain on Securities	1,667	3,024	—

TOTAL NON-INTEREST INCOME	21,811	21,576	16,943

NON-INTEREST EXPENSE
Salaries and Employee Benefits	29,086	27,992	22,070
Occupancy Expense	4,277	4,264	3,492
Furniture and Equipment Expense	2,787	2,934	2,591
FDIC Premiums	1,116	1,473	1,455
Data Processing Fees	1,071	2,092	1,411
Professional Fees	2,247	2,056	2,285
Advertising and Promotion	1,714	1,525	1,255
Intangible Amortization	1,655	1,956	898
Other Operating Expenses	6,970	6,490	5,904

TOTAL NON-INTEREST EXPENSE	50,923	50,782	41,361

Income before Income Taxes	34,724	27,975	19,028
Income Tax Expense	10,669	7,726	5,623
NET INCOME	$24,055	$20,249	$13,405

Other Comprehensive Income (Loss):
Changes in Unrealized Gain (Loss) on Securities Available-for-Sale, Net	(124)	5,677	474
Change in Unrecognized Loss on Postretirement Benefit Obligation, Net	(21)	(38)	(176)
Change in Unrecognized Amounts in Pension, Net	(47)	4	(13)
Total Other Comprehensive Income (Loss)	$(192)	$5,643	$285

COMPREHENSIVE INCOME	$23,863	$25,892	$13,690

Basic Earnings per Share	$1.91	$1.61	$1.21

Diluted Earnings per Share	$1.90	$1.61	$1.21

See accompanying notes to consolidated financial statements.

40

Consolidated Statements of Changes in Shareholders’ Equity
Dollars in thousands, except per share data

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income	Equity

Balances, January 1, 2010	11,077,382	$11,077	$68,816	$29,041	$4,615	$113,549

Net Income				13,405		13,405
Other Comprehensive Income (Loss)					285	285
Cash Dividends ($.56 per share)				(6,214)		(6,214)
Issuance of Common Stock for:
Exercise of Stock Options	3,698	4	31			35
Employee Stock Purchase Plan			(30)			(30)
Restricted Share Grants	24,503	24	381			405
Income Tax Benefit From Restricted Share Grant			99			99

Balances, December 31, 2010	11,105,583	11,105	69,297	36,232	4,900	121,534

Net Income				20,249		20,249
Other Comprehensive Income (Loss)					5,643	5,643
Cash Dividends ($.56 per share)				(7,047)		(7,047)
Issuance of Common Stock for:
Exercise of Stock Options	1,652	2	10			12
Acquisition of American Community Bancorp, Inc.	1,448,520	1,449	25,123			26,572
Employee Stock Purchase Plan			(25)			(25)
Restricted Share Grants	38,503	38	597			635
Income Tax Benefit From Restricted Share Grant			37			37

Balances, December 31, 2011	12,594,258	12,594	95,039	49,434	10,543	167,610

Net Income				24,055		24,055
Other Comprehensive Income (Loss)					(192)	(192)
Cash Dividends ($.56 per share)				(7,068)		(7,068)
Issuance of Common Stock for:
Exercise of Stock Options	7,278	8	29			37
Employee Stock Purchase Plan			(67)			(67)
Restricted Share Grants	35,120	35	593			628
Income Tax Benefit From Restricted Share Grant			23			23

Balances, December 31, 2012	12,636,656	$12,637	$95,617	$66,421	$10,351	$185,026

See accompanying notes to consolidated financial statements.

41

Consolidated Statements of Cash Flows
Dollars in thousands

	Years Ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES	2012	2011	2010
Net Income	$24,055	$20,249	$13,405
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:
Net Amortization on Securities	4,567	2,509	1,080
Depreciation and Amortization	4,688	5,139	3,720
Loans Originated for Sale	(181,993)	(143,738)	(125,473)
Proceeds from Sales of Loans Held-for-Sale	189,984	136,364	121,489
Loss in Investment in Limited Partnership	—	20	135
Provision for Loan Losses	2,412	6,800	5,225
Gain on Sale of Loans, net	(3,234)	(2,381)	(2,160)
Gain on Securities, net	(1,667)	(3,024)	—
Loss (Gain) on Sales of Other Real Estate and Repossessed Assets	(221)	165	(161)
Loss (Gain) on Disposition and Impairment of Premises and Equipment	(1)	28	(33)
Post Retirement Medical Benefit	31	—	—
Other-than-temporary Impairment on Securities	—	110	—
Increase in Cash Surrender Value of Company Owned Life Insurance	(960)	(1,107)	(814)
Equity Based Compensation	628	635	405
Excess Tax Benefit from Restricted Share Grant	(23)	(37)	(99)
Change in Assets and Liabilities:
Interest Receivable and Other Assets	3,433	5,020	(532)
Interest Payable and Other Liabilities	298	(136)	1,040
Net Cash from Operating Activities	41,997	26,616	17,227

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Maturity of Other Short-term Investments	3,236	6,223	—
Proceeds from Maturities, Calls, Redemptions of Securities Available-for-Sale	143,253	99,272	59,795
Redemption of Federal Reserve Bank Stock	—	694	—
Proceeds from Sales of Securities Available-for-Sale	92,344	20,061	—
Purchase of Securities Available-for-Sale	(312,063)	(296,547)	(155,797)
Proceeds from Maturities of Securities Held-to-Maturity	344	915	1,175
Proceeds from Redemption of Federal Home Loan Bank Stock	—	1,523	1,414
Purchase of Loans	—	—	(3,496)
Proceeds from Sales of Loans	9,560	3,364	6,778
Loans Made to Customers, net of Payments Received	(98,620)	3,498	(4,874)
Proceeds from Sales of Other Real Estate	3,899	4,231	2,575
Property and Equipment Expenditures	(3,617)	(3,965)	(1,975)
Proceeds from Sales of Property and Equipment	1	12	512
Acquire Capitalized Lease	—	(7)	—
Acquire Bank Branches	—	—	855
Acquisition of American Community Bancorp, Inc.	—	55,780	—
Net Cash from Investing Activities	(161,663)	(104,946)	(93,038)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in Deposits	84,779	166,416	67,578
Change in Short-term Borrowings	31,515	(32,682)	37,900
Advances in Long-term Debt	20,000	—	—
Repayments of Long-term Debt	(21,569)	(6,549)	(32,305)
Issuance of Common Stock	37	12	—
Income Tax Benefit from Restricted Share Grant	23	37	99
Employee Stock Purchase Plan	(67)	(25)	(30)
Dividends Paid	(7,068)	(7,047)	(6,214)
Net Cash from Financing Activities	107,650	120,162	67,028

Net Change in Cash and Cash Equivalents	(12,016)	41,832	(8,783)
Cash and Cash Equivalents at Beginning of Year	61,103	19,271	28,054
Cash and Cash Equivalents at End of Year	$49,087	$61,103	$19,271

Cash Paid During the Year for
Interest	$11,521	$16,577	$15,534
Income Taxes	8,990	6,693	6,102

Supplemental Non Cash Disclosures
Loans Transferred to Other Real Estate	$2,980	$3,492	$2,160
Securities Transferred to Accounts Receivable	45,803	43,167	—
Accounts Receivable Transferred to Securities	(43,167)	—	—

See accompanying notes to consolidated financial statements.

42

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

German American Bancorp, Inc. operations are primarily comprised of three business segments: core banking, trust and investment advisory services, and insurance operations. The accounting and reporting policies of German American Bancorp, Inc. and its subsidiaries conform to U.S. generally accepted accounting principles. The more significant policies are described below. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany accounts and transactions. Certain prior year amounts have been reclassified to conform with current classifications. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates susceptible to change in the near term include the allowance for loan losses, other-than-temporary impairment of securities, the valuation allowance on deferred tax assets, and loss contingencies.

Securities

Securities classified as available-for-sale are securities that the Company intends to hold for an indefinite period of time, but not necessarily until maturity. These include securities that management may use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar reasons. Equity securities with readily determinable fair values are classified as available-for-sale. Equity securities that do not have readily determinable fair values are carried at historical cost and evaluated for impairment on a periodic basis. Securities classified as available-for-sale are reported at fair value with unrealized gains or losses included as a separate component of equity, net of tax. Securities classified as held-to-maturity are securities that the Company has both the ability and positive intent to hold to maturity. Securities held-to-maturity are carried at amortized cost.

Premium amortization is deducted from, and discount accretion is added to, interest income using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on trade date and are computed on the identified securities method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income.  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at fair value. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Net unrealized gains or losses are recorded through earnings.

Mortgage loans held for sale are generally sold on a servicing released basis. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term without anticipating prepayments.

43

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

All classes of loans are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

Certain Purchased Loans

The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid (or allocated fair value in a purchase business combination), such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

Such purchased loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. In 2012, consistent with 2011, a one-year historical loan loss average was utilized which is indicative of the inherent losses in the Company’s loan portfolio in the current economic environment. As the Company continues to monitor the current portfolio, the methodology could change in the future.

Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

44

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and risk classifications and is based on the actual loss history experienced by the Company over the most recent year. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: Commercial Loans and Retail Loans. Commercial Loans have been classified according to the following risk characteristics: Commercial and Industrial Loans and Leases, Commercial Real Estate, and Agricultural Loans. Commercial and Industrial loans are primarily based on the cash flows of the business operations and secured by assets being financed and other assets such as accounts receivable and inventory. Commercial Real Estate Loans and Agricultural Loans are primarily based on cash flow of the borrower and their business and further secured by real estate. All types of commercial and agricultural (real estate secured and non-real estate) may also come with personal guarantees of the borrowers and business owners. Retail Loans have been classified according to the following risk characteristics: Home Equity Loans, Consumer Loans and Residential Mortgage Loans. Retail loans are generally dependent on personal income of the customer, and repayment is dependent on borrower’s personal cash flow and employment status which can be affected by general economic conditions. Additionally, collateral values may fluctuate based on the impact of economic conditions on residential real estate values and other consumer type assets such as automobiles.

Loans or portions of loans shall be charged off when there is a distinct probability of loss identified. A distinct probability of loss exists when it has been determined that any remaining sources of repayment are insufficient to cover all outstanding principal. The probable loss is immediately calculated based on the value of the remaining sources of repayment and charged to the allowance for loan loss.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB of Indianapolis. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises, Furniture and Equipment

Land is carried at cost. Premises, furniture, and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging generally from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging generally from 3 to 10 years.

Other Real Estate

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Goodwill and Other Intangible Assets

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Company’s balance sheet.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets. They are initially measured at fair value and then are amortized over their estimated useful lives, which range from 6 to 10 years.

45

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

Company Owned Life Insurance

The Company has purchased life insurance policies on certain directors and executives. This life insurance is recorded at its cash surrender value or the amount that can be realized, which considers any adjustments or changes that are probable at settlement.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe currently that there are any such matters that will have a material impact on the financial statements.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Restrictions on Cash

At December 31, 2012 and 2011, respectively, the Company was required to have $15,241 and $1,119 on deposit with the Federal Reserve, or as cash on hand.

Long-term Assets

Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in unrecognized amounts in pension and other postretirement benefits, which are also recognized as a separate component of equity.

Income Taxes

Deferred tax liabilities and assets are determined at each balance sheet date and are the result of differences in the financial statement and tax bases of assets and liabilities. Income tax expense is the amount due on the current year tax returns plus or minus the change in deferred taxes. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Retirement Plans

Pension expense under the suspended defined benefit plan is the net of interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Share

Earnings per share are based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share show the potential dilutive effect of additional common shares issuable under the Company’s stock based compensation plans. Earnings per share are retroactively restated for stock dividends.

46

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 1 – Summary of Significant Accounting Policies (continued)

Cash Flow Reporting

The Company reports net cash flows for customer loan transactions, deposit transactions, deposits made with other financial institutions and short-term borrowings. Cash and cash equivalents are defined to include cash on hand, demand deposits in other institutions and Federal Funds Sold.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

New Accounting Pronouncements

In July 2012, the FASB amended existing guidance relating to testing indefinite-lived intangible assets for impairment. The amendment permits an assessment of qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, it is concluded that it is not more likely than not that the indefinite-lived intangible asset is impaired, then no further action is required. However, after the same assessment, if it is concluded that it is more likely than not that the indefinite-lived intangible asset is impaired, then a quantitative impairment test should be performed whereby the fair value of the indefinite-lived intangible asset is compared to the carrying amount. The amendments in this guidance are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The effect of adopting this standard did not have a material effect on the Company’s consolidated operating results or financial condition.

In September 2011, the FASB amended existing guidance relating to goodwill impairment testing. The amendment permits an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing these events or circumstances, it is concluded that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in this guidance are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The effect of adopting this standard did not have a material effect on the Company’s consolidated operating results or financial condition.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year, and interim periods within that year, that begins after December 15, 2011. The Company adopted this amendment in 2011 and the amendments continue to have no material impact on the Company’s consolidated financial statements.

47

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 2 – Securities

The amortized cost, unrealized gross gains and losses recognized in accumulated other comprehensive income (loss), and fair value of Securities Available-for-Sale were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale:	Cost	Gains	Losses	Value

2012
U.S. Treasury and Agency Securities	$23,570	$40	$(138)	$23,472
Corporate Securities	—	—	—	—
Obligations of State and Political Subdivisions	71,352	5,145	(12)	76,485
Mortgage-backed Securities - Residential	475,452	11,505	(45)	486,912
Equity Securities	684	49	—	733
Total	$571,058	$16,739	$(195)	$587,602

2011
U.S. Treasury and Agency Securities	$6,340	$82	$—	$6,422
Corporate Securities	1,003	2	—	1,005
Obligations of State and Political Subdivisions	60,606	4,195	(2)	64,799
Mortgage-backed Securities - Residential	431,495	12,529	(90)	443,934
Equity Securities	684	—	—	684
Total	$500,128	$16,808	$(92)	$516,844

The carrying amount, unrecognized gains and losses and fair value of Securities Held-to-Maturity were as follows:

		Gross	Gross
Securities Held-to-Maturity:	Carrying	Unrecognized	Unrecognized	Fair
	Amount	Gains	Losses	Value
2012
Obligations of State and Political Subdivisions	$346	$5	$—	$351

2011
Obligations of State and Political Subdivisions	$690	$7	$—	$697

The amortized cost and fair value of Securities at December 31, 2012 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Mortgage-backed and Equity Securities are not due at a single maturity date and are shown separately.

	Amortized	Fair
	Cost	Value
Securities Available-for-Sale:
Due in one year or less	$3,145	$3,162
Due after one year through five years	13,191	13,570
Due after five years through ten years	51,937	54,239
Due after ten years	26,649	28,986
Mortgage-backed Securities - Residential	475,452	486,912
Equity Securities	684	733
Total	$571,058	$587,602

	Carrying	Fair
	Amount	Value
Securities Held-to-Maturity:
Due in one year or less	$—	$—
Due after one year through five years	346	351
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$346	$351

48

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 2 – Securities (continued)

Proceeds from the Sales of Securities are summarized below:

	2012	2011	2010
	Available-	Available-	Available-
	for-Sale	for-Sale	for-Sale

Proceeds from Sales and Calls	$92,344	$20,061	$—
Gross Gains on Sales and Calls	1,667	2,089	—

Income Taxes on Gross Gains	583	721	—

The Company held a minority interest in American Community Bancorp, Inc., prior to the acquisition on January 1, 2011. For the year ended December 31, 2011, the Company recognized a gain of $1.045 million on the stock held of American Community Bancorp, Inc. as a result of the acquisition. No gains or losses were recognized during the year ended December 31, 2010.

The carrying value of securities pledged to secure repurchase agreements, public and trust deposits, and for other purposes as required by law was $61,744 and $70,718 as of December 31, 2012 and 2011, respectively.

Below is a summary of securities with unrealized losses as of year-end 2012 and 2011, presented by length of time the securities have been in a continuous unrealized loss position:

At December 31, 2012:	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and Agency Securities	$19,862	$(138)	$—	$—	$19,862	$(138)
Corporate Securities	—	—	—	—	—	—
Obligations of State and Political Subdivisions	1,042	(12)	—	—	1,042	(12)
Mortgage-backed Securities - Residential	18,323	(45)	—	—	18,323	(45)
Equity Securities	—	—	—	—	—	—
Total	$39,227	$(195)	$—	$—	$39,227	$(195)

At December 31, 2011:	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and Agency Securities	$—	$—	$—	$—	$—	$—
Corporate Securities	—	—	—	—	—	—
Obligations of State and Political Subdivisions	203	(2)	—	—	203	(2)
Mortgage-backed Securities - Residential	39,947	(90)	—	—	39,947	(90)
Equity Securities	—	—	—	—	—	—
Total	$40,150	$(92)	$—	$—	$40,150	$(92)

Securities are written down to fair value when a decline in fair value is not considered temporary. In estimating other-than-temporary losses, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The Company doesn’t intend to sell or expect to be required to sell these securities, and the decline in fair value is largely due to changes in market interest rates, therefore, the Company does not consider these securities to be other-than-temporarily impaired. All mortgage-backed securities in the Company’s portfolio are guaranteed by government sponsored entities, are investment grade, and are performing as expected.

The Company’s equity securities consist of non-controlling investments in other banking organizations. When a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. At December 31, 2012 and 2011, none of the Company’s equity securities had an unrealized loss.

49

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 2 – Securities (continued)

As a result of an evaluation of the Company’s equity securities portfolio as of December 31, 2011, the Company recognized a $110 pre-tax charge for an other-than-temporary decline in fair value of this portfolio. Accordingly, the other-than-temporary impairment was recognized in the consolidated statement of income and comprehensive income as part of Net Gain (Loss) on Securities during 2011.

NOTE 3 – Derivatives

The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of these interest rate swaps and the offsetting counterparty derivative instruments were $6.1 million at December 31, 2012. These interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions with approved, reputable, independent counterparties with substantially matching terms. The agreements are considered stand alone derivatives and changes in the fair value of derivatives are reported in earnings as non-interest income.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company’s exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. There are provisions in the agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, the Company minimizes credit risk through credit approvals, limits, and monitoring procedures.

The following table reflects the fair value hedges included in the Consolidated Balance Sheets as of December 31:

	2012		2011
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value

Included in Other Assets:
Interest Rate Swaps	$6,051	$187	$—	$—

Included in Other Liabilities:
Interest Rate Swaps	$6,051	$178	$—	$—

The effect of derivative instruments on the Consolidated Statement of Income for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Interest Rate Swaps:
Included in Interest Income / (Expense)	$—	$—	$—
Included in Other Income / (Expense)	163	—	—

NOTE 4 – Loans

Loans were comprised of the following classifications at December 31:

	2012	2011
Commercial:
Commercial and Industrial Loans and Leases	$335,373	$293,172
Commercial Real Estate Loans	488,496	452,071
Agricultural Loans	179,906	167,693
Retail:
Home Equity Loans	74,437	77,070
Consumer Loans	41,103	47,409
Residential Mortgage Loans	88,586	86,134
Subtotal	1,207,901	1,123,549
Less: Unearned Income	(3,035)	(2,556)
Allowance for Loan Losses	(15,520)	(15,312)
Loans, net	$1,189,346	$1,105,681

50

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following tables present the activity in the allowance for loan losses by portfolio class for the years ended December 31, 2012 and 2011:

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
December 31, 2012
Beginning Balance	$3,493	$9,297	$926	$258	$190	$402	$746	$15,312
Provision for Loan Losses	1,150	1,326	63	(32)	194	(47)	(242)	2,412
Recoveries	74	97	—	2	123	30	—	326
Loans Charged-off	(162)	(1,789)	—	(87)	(293)	(199)	—	(2,530)
Ending Balance	$4,555	$8,931	$989	$141	$214	$186	$504	$15,520

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
December 31, 2011
Beginning Balance	$3,713	$7,497	$750	$220	$362	$543	$232	$13,317
Provision for Loan Losses	1,195	4,265	176	287	23	340	514	6,800
Recoveries	98	139	—	6	125	16	—	384
Loans Charged-off	(1,513)	(2,604)	—	(255)	(320)	(497)	—	(5,189)
Ending Balance	$3,493	$9,297	$926	$258	$190	$402	$746	$15,312

The following table presents the activity in the allowance for loan losses for the year ended December 31, 2010:

2010

Beginning Balance	$11,016
Provision for Loan Losses	5,225
Loans Charged-off	(4,214)
Recoveries	1,290
Ending Balance	$13,317

51

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

Loan impairment is reported when full repayment under the terms of the loan is not expected. This methodology is used for all loans, including loans acquired with deteriorated credit quality. For purchased loans, the assessment is made at the time of acquisition as well as over the life of loan. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio class and based on impairment method as of December 31, 2012 and 2011:

		Commercial
		and
		Industrial	Commercial		Home		Residential
		Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
December 31, 2012	Total	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated for Impairment	$5,323	$1,279	$3,894	$150	$—	$—	$—	$—
Collectively Evaluated for Impairment	10,109	3,208	5,017	839	141	214	186	504
Acquired with Deteriorated
Credit Quality	88	68	20	—	—	—	—	—
Total Ending Allowance
Balance	$15,520	$4,555	$8,931	$989	$141	$214	$186	$504

Loans:
Loans Individually
Evaluated for Impairment	$12,520	$2,547	$7,550	$2,423	$—	$—	$—	$—
Loans Collectively
Evaluated for Impairment	1,189,729	331,920	473,209	180,152	74,699	41,083	88,666	—
Loans Acquired with Deteriorated
Credit Quality	11,174	1,840	9,037	—	—	148	149	—
Total Ending Loans Balance (1)	$1,213,423	$336,307	$489,796	$182,575	$74,699	$41,231	$88,815	$—

(1) Total recorded investment in loans includes $5,522 in accrued interest.

52

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

		Commercial
		and
		Industrial	Commercial		Home		Residential
		Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
December 31, 2011	Total	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated for Impairment	$4,834	$466	$4,368	$—	$—	$—	$—	$—
Collectively Evaluated for Impairment	10,401	3,027	4,852	926	258	190	402	746
Acquired with Deteriorated
Credit Quality	77	—	77	—	—	—	—	—
Total Ending Allowance
Balance	$15,312	$3,493	$9,297	$926	$258	$190	$402	$746

Loans:
Loans Individually
Evaluated for Impairment	$16,613	$3,567	$13,046	$—	$—	$—	$—	$—
Loans Collectively
Evaluated for Impairment	1,096,571	287,924	427,063	170,513	77,323	47,431	86,317	—
Loans Acquired with Deteriorated
Credit Quality	16,121	2,596	13,209	—	—	164	152	—
Total Ending Loans Balance (1)	$1,129,305	$294,087	$453,318	$170,513	$77,323	$47,595	$86,469	$—

(1) Total recorded investment in loans includes $5,756 in accrued interest.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
December 31, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$108	$87	$—
Commercial Real Estate Loans	4,312	2,154	—
Agricultural Loans	2,126	2,137	—
Subtotal	6,546	4,378	—
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,642	2,581	1,347
Commercial Real Estate Loans	5,579	5,418	3,914
Agricultural Loans	285	286	150
Subtotal	8,506	8,285	5,411
Total	$15,052	$12,663	$5,411

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded
(Included in the Total Above)	$45	$25	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded
(Included in the Total Above)	$155	$118	$88

(1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

53

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
December 31, 2011
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,731	$1,066	$—
Commercial Real Estate Loans	6,991	5,894	—
Agricultural Loans	—	—	—
Subtotal	8,722	6,960	—
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,502	2,501	466
Commercial Real Estate Loans	7,587	7,230	4,445
Agricultural Loans	—	—	—
Subtotal	10,089	9,731	4,911
Total	$18,811	$16,691	$4,911

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded
(Included in the Total Above)	$48	$28	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded
(Included in the Total Above)	$205	$77	$77

(1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011:

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
December 31, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$252	$3	$3
Commercial Real Estate Loans	4,506	18	18
Agricultural Loans	535	2	2
Subtotal	5,293	23	23
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,726	9	8
Commercial Real Estate Loans	6,660	23	19
Agricultural Loans	74	—	—
Subtotal	9,460	32	27
Total	$14,753	$55	$50

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded
(Included in the Total Above)	$26	$2	$2
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded
(Included in the Total Above)	$154	$6	$4

54

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
December 31, 2011
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,107	$9	$9
Commercial Real Estate Loans	4,438	75	75
Agricultural Loans	19	6	6
Subtotal	5,564	90	90
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	3,642	11	11
Commercial Real Estate Loans	9,390	37	34
Agricultural Loans	—	—	—
Subtotal	13,032	48	45
Total	$18,596	$138	$135

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded
(Included in the Total Above)	$28	$4	$4
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded
(Included in the Total Above)	$77	$1	$1

The following table presents information for loans individually evaluated for impairment for the year ended December 31, 2010:

2010
Average Balance of Impaired Loans During the Year	$10,166
Interest Income Recognized During Impairment	78
Interest Income Recognized on Cash Basis	78

All classes of loans, including loans acquired with deteriorated credit quality, are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. For purchased loans, the determination is made at the time of acquisition as well as over the life of the loan. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

The following table presents the recorded investment in non-accrual loans and loans past due 90 days or more still on accrual by class of loans as of December 31, 2012 and 2011:

			Loans Past Due
			90 Days or More
	Non-Accrual		& Still Accruing
	2012	2011	2012	2011
Commercial and Industrial Loans and Leases	$2,480	$3,471	$—	$—
Commercial Real Estate Loans	7,275	13,289	—	—
Agricultural Loans	—	—	—	—
Home Equity Loans	178	90	—	—
Consumer Loans	167	259	—	—
Residential Mortgage Loans	257	748	—	—
Total	$10,357	$17,857	$—	$—
Loans Acquired With Deteriorated Credit Quality
(Included in the Total Above)	$148	$859	$—	$—

55

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2012 and 2011:

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
December 31, 2012
Commercial and Industrial Loans and Leases	$336,307	$436	$133	$448	$1,017	$335,290
Commercial Real Estate Loans	489,796	1,352	—	2,063	3,415	486,381
Agricultural Loans	182,575	42	14	—	56	182,519
Home Equity Loans	74,699	177	48	178	403	74,296
Consumer Loans	41,231	431	23	18	472	40,759
Residential Mortgage Loans	88,815	2,070	495	257	2,822	85,993
Total (1)	$1,213,423	$4,508	$713	$2,964	$8,185	$1,205,238
Loans Acquired With Deteriorated Credit Quality
(Included in the Total Above)	$11,174	$—	$120	$—	$120	$11,054

(1) Total recorded investment in loans includes $5,522 in accrued interest.

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
December 31, 2011
Commercial and Industrial Loans and Leases	$294,087	$220	$—	$1,141	$1,361	$292,726
Commercial Real Estate Loans	453,318	381	148	5,920	6,449	446,869
Agricultural Loans	170,513	10	—	—	10	170,503
Home Equity Loans	77,323	176	6	90	272	77,051
Consumer Loans	47,595	287	117	221	625	46,970
Residential Mortgage Loans	86,469	2,752	893	748	4,393	82,076
Total (1)	$1,129,305	$3,826	$1,164	$8,120	$13,110	$1,116,195
Loans Acquired With Deteriorated Credit Quality
(Included in the Total Above)	$16,121	$248	$56	$554	$858	$15,263

(1) Total recorded investment in loans includes $5,756 in accrued interest.

Troubled Debt Restructurings:

In certain instances, the Company may choose to restructure the contractual terms of loans. A troubled debt restructuring occurs when the Bank grants a concession to the borrower that it would not otherwise consider due to a borrower’s financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification. This evaluation is performed under the Company’s internal underwriting policy. The Company uses the same methodology for loans acquired with deteriorated credit quality as for all other loans when determining whether the loan is a troubled debt restructuring.

During the years ending December 31, 2012 and 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. There were no troubled debt restructurings for the years ended December 31, 2012 and 2011 for loans acquired with deteriorated credit quality at the time of acquisition.

56

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

The following table presents the recorded investment of troubled debt restructurings by class of loans as of December 31, 2012 and 2011:

	Total	Performing	Non-Accrual(1)
December 31, 2012
Commercial and Industrial Loans and Leases	$2,461	$66	$2,395
Commercial Real Estate Loans	6,031	304	5,727
Total	$8,492	$370	$8,122

	Total	Performing	Non-Accrual(1)
December 31, 2011
Commercial and Industrial Loans and Leases	$3,391	$98	$3,293
Commercial Real Estate Loans	9,088	315	8,773
Total	$12,479	$413	$12,066

(1) The non-accrual troubled debt restructurings are included in the Non-Accrual Loan table presented on previous page.

The Company has not committed to lending any additional amounts as of December 31, 2012 and 2011 to customers with outstanding loans that are classified as troubled debt restructurings.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2012 and 2011:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
December 31, 2012
Commercial and Industrial Loans and Leases	2	$9	$9
Commercial Real Estate Loans	—	—	—
Total	2	$9	$9

The troubled debt restructurings described above increased the allowance for loan losses by $0 and resulted in charge-offs of $0 during the year ending December 31, 2012.

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
December 31, 2011
Commercial and Industrial Loans and Leases	4	$4,541	$4,499
Commercial Real Estate Loans	6	7,099	6,850
Total	10	$11,640	$11,349

The troubled debt restructurings described above increased the allowance for loan losses by $1,945 and resulted in charge-offs of $834 during the year ending December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ending December 31, 2012 and 2011:

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
December 31, 2012
Commercial and Industrial Loans and Leases	1	$565
Commercial Real Estate Loans	3	1,377
Total	4	$1,942

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $12 and resulted in charge-offs of $306 during the year ending December 31, 2012.

57

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
December 31, 2011
Commercial and Industrial Loans and Leases	1	$527
Commercial Real Estate Loans	—	—
Total	1	$527

The troubled debt restructurings that subsequently defaulted described above decreased the allowance for loan losses by $500 and resulted in charge-offs of $500 during the year ending December 31, 2011.

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company classifies loans as to credit risk by individually analyzing loans. This analysis includes commercial and industrial loans, commercial real estate loans, and agricultural loans with an outstanding balance greater than $100. This analysis is typically performed on at least an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100 or are included in groups of homogeneous loans. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
December 31, 2012
Commercial and Industrial Loans and Leases	$307,997	$14,441	$13,869	$—	$336,307
Commercial Real Estate Loans	446,639	21,338	21,819	—	489,796
Agricultural Loans	176,730	2,855	2,990	—	182,575
Total	$931,366	$38,634	$38,678	$—	$1,008,678
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$319	$3,220	$7,338	$—	$10,877

58

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

		Special
	Pass	Mention	Substandard	Doubtful	Total
December 31, 2011
Commercial and Industrial Loans and Leases	$264,037	$16,188	$13,862	$—	$294,087
Commercial Real Estate Loans	396,057	28,272	28,989	—	453,318
Agricultural Loans	165,153	2,744	2,616	—	170,513
Total	$825,247	$47,204	$45,467	$—	$917,918
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$—	$2,804	$13,001	$—	$15,805

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For home equity, consumer and residential mortgage loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in home equity, consumer and residential mortgage loans based on payment activity as of December 31, 2012 and 2011:

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
December 31, 2012
Performing	$74,521	$41,064	$88,558
Nonperforming	178	167	257
Total	$74,699	$41,231	$88,815
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$—	$148	$149

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
December 31, 2011
Performing	$77,233	$47,336	$85,721
Nonperforming	90	259	748
Total	$77,323	$47,595	$86,469
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$—	$164	$152

The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investment of those loans is as follows:

December 31, 2012

Commercial and Industrial Loans	$1,840
Commercial Real Estate Loans	9,037
Home Equity Loans	—
Consumer Loans	148
Residential Mortgage Loans	149
Total	$11,174

Carrying Amount, Net of Allowance	$11,086

December 31, 2011

Commercial and Industrial Loans	$2,596
Commercial Real Estate Loans	13,209
Home Equity Loans	—
Consumer Loans	164
Residential Mortgage Loans	152
Total	$16,121

Carrying Amount, Net of Allowance	$16,044

59

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 4 – Loans (continued)

Accretable yield, or income expected to be collected, is as follows:

	December 31, 2012	December 31, 2011

Balance at January 1	$967	$—
New Loans Purchased	—	2,042
Accretion of Income	(1,265)	(1,130)
Reclassifications from Non-accretable Difference	468	129
Charge-off of Accretable Yield	—	(74)
Balance at December 31	$170	$967

For those purchased loans disclosed above, the Company increased the allowance for loan losses by $88 and $77 for the years ended December 31, 2012 and 2011. No allowances for loan losses were reversed during the same period.

Certain directors, executive officers, and principal shareholders of the Company, including their immediate families and companies in which they are principal owners, were loan customers of the Company during 2012. A summary of the activity of these loans follows:

Balance		Changes			Balance
January 1,		in Persons	Deductions		December 31,
2012	Additions	Included	Collected	Charged-off	2012
$6,994	$7,419	$119	$(5,530)	$—	$9,002

NOTE 5 – Premises, Furniture, and Equipment

Premises, furniture, and equipment was comprised of the following classifications at December 31:

	2012	2011

Land	$7,948	$7,878
Buildings and Improvements	43,706	41,850
Furniture and Equipment	19,584	19,944
Total Premises, Furniture and Equipment	71,238	69,672
Less: Accumulated Depreciation	(34,684)	(31,966)
Total	$36,554	$37,706

Depreciation expense was $2,941, $3,261, and $2,872 for 2012, 2011, and 2010, respectively.

The Company leases two of its branch buildings under a capital lease. The lease arrangement requires monthly payments through 2027. The Company has included the leases in buildings and improvements as follows:

	2012	2011

Capital Leases	$2,442	$2,442
Less: Accumulated Depreciation	(344)	(223)
Total	$2,098	$2,219

The following is a schedule of future minimum lease payments under the capitalized leases, together with the present value of net minimum lease payments at year end 2012:

2013	$348
2014	348
2015	348
2016	348
2017	348
Thereafter	4,378
Total minimum lease payments	6,118
Less: Amount representing interest	(3,796)
Present Value of Net Minimum Lease Payments	$2,322

60

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 6 – Deposits

At year end 2012, stated maturities of time deposits were as follows:

2013	$172,507
2014	28,969
2015	42,312
2016	67,050
2017	18,317
Thereafter	28
Total	$329,183

Time deposits of $100 or more at December 31, 2012 and 2011 were $95,761 and $100,616, respectively.

NOTE 7 – FHLB Advances and Other Borrowings

The Company’s funding sources include Federal Home Loan Bank advances, borrowings from other third party correspondent financial institutions, issuance and sale of subordinated debt and other capital securities, and repurchase agreements. Information regarding each of these types of borrowings or other indebtedness is as follows:

	December 31,
	2012	2011
Long-term Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	$51,526	$51,642
Term Loans	1,500	3,000
Junior Subordinated Debentures assumed from American Community Bancorp, Inc.	4,874	4,724
Subordinated Debentures	29,250	29,250
Capital Lease Obligation	2,322	2,358
Long-term Borrowings	89,472	90,974

Overnight Variable Rate Advances from Federal Home Loan Bank collateralized by qualifying mortgages, investment securities, and mortgage-backed securities	$48,500	$3,500
Federal Funds Purchased	5,400	—
Repurchase Agreements	17,634	36,519
Short-term Borrowings	71,534	40,019

Total Borrowings	$161,006	$130,993

Repurchase agreements, which are classified as secured borrowings, generally mature within one day of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the value of the underlying securities.

	2012	2011

Average Daily Balance During the Year	$19,813	$34,243
Average Interest Rate During the Year	0.23%	0.31%
Maximum Month-end Balance During the Year	$24,220	$43,514
Weighted Average Interest Rate at Year-end	0.20%	0.25%

At December 31, 2012 interest rates on the fixed rate long-term FHLB advances ranged from 0.39% to 7.22% with a weighted average rate of 2.07%. Of the $51.5 million, $30.0 million or 58% of the advances contained options whereby the FHLB may convert the fixed rate advance to an adjustable rate advance, at which time the Company may prepay the advance without penalty. The options on these advances are subject to a variety of terms including LIBOR based strike rates.

At December 31, 2011 interest rates on the fixed rate long-term FHLB advances ranged from 2.12% to 7.22% with a weighted average rate of 3.32%. Of the $51.6 million, $40.0 million or 78% of the advances contained options whereby the FHLB may convert the fixed rate advance to an adjustable rate advance, at which time the Company may prepay the advance without penalty. The options on these advances are subject to a variety of terms including LIBOR based strike rates.

61

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 7 – FHLB Advances and Other Borrowings (continued)

The long-term borrowings shown above includes $1.5 million and $3.0 million outstanding on a term loan owed by the parent company as of December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, interest on the term loan is based upon 90-day LIBOR plus 3.00%. The term loan matures January 1, 2014. At December 31, 2011, the parent company had a $5 million line of credit with no outstanding balance. The line of credit matured September 30, 2012. Interest on the line of credit was based upon 90-day LIBOR plus 3.00% and included an unused commitment fee of 0.35%.

At December 31, 2012, the long-term borrowings shown above includes an aggregate of $29.3 million of indebtedness represented by subordinated debentures issued by the Company’s parent company in two separate transactions. A $10 million subordinated debenture issued by the parent company to another bank, bears interest based upon 90-day LIBOR plus 1.35%. This subordinated debenture matures on January 1, 2014. 20% of the subordinated debenture was treated as Tier 2 capital for regulatory capital purposes as of December 31, 2012. 40% of the subordinated debenture was treated as Tier 2 capital for regulatory capital purposes as of December 31, 2011. On April 30, 2009, the parent company issued $19.3 million principal amount of 8% redeemable subordinated debentures to the public. These debentures will mature in a single payment of principal on March 30, 2019. The Company has the right to redeem these debentures without penalty or premium on or after March 30, 2012 subject to prior consultation with the Federal Reserve Board. The entire principal amount of these debentures was treated as Tier 2 capital for regulatory capital purposes as of December 31, 2012 and 2011.

At December 31, 2012, scheduled principal payments on long-term borrowings, excluding the capitalized lease obligation and acquired subordinated debentures (which are discussed below) are as follows:

2013	$20,043
2014	31,539
2015	42
2016	45
2017	749
Thereafter	29,858
Total	$82,276

The Company assumed the obligations of junior subordinated debentures through the acquisition of American Community Bancorp, Inc. The junior subordinated debentures were issued to ACB Capital Trust I and ACB Capital Trust II. The trusts are wholly owned by the Company. In accordance with accounting guidelines, the trusts are not consolidated with the Company’s financials, but rather the subordinated debentures are shown as borrowings. The Company guarantees payment of distributions on the trust preferred securities issued by ACB Trust I and ACB Trust II. Interest is payable on a quarterly basis. These securities qualify as Tier 1 capital (with certain limitations) for regulatory purposes. $4,725 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2012. $4,476 of the junior subordinated debentures were treated as Tier 1 capital for regulatory capital purposes as of December 31, 2011. As a result of the acquisition of American Community these liabilities were recorded at fair value at the acquisition date with the discount amortizing into interest expense over the life of the liability, ultimately accreting to the issuance amount disclosed below.

The following table summarizes the terms of each issuance:

			Carrying
	Date of	Issuance	Amount at		Rate as of	Rate as of	Maturity
	Issuance	Amount	December 31, 2012	Variable Rate	December 31, 2012	December 31, 2011	Date

ACB Trust I	5/6/2005	$5,155	$3,094	90 day LIBOR + 2.15%	2.46%	2.73%	May 2035
ACB Trust II	7/15/2005	3,093	1,780	90 day LIBOR + 1.85%	2.16%	2.35%	July 2035

See also Note 5 regarding the capital lease obligation.

62

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 8 – Shareholders’ Equity

The Company and affiliate bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes as of December 31, 2012, the Company and Bank meet all capital adequacy requirements to which they are subject.

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If under-capitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At December 31, 2012, consolidated and affiliate bank actual capital and minimum required levels are presented below:

					Minimum Required
					To Be Well-
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes:		Action Regulations:

	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(to Risk Weighted Assets)
Consolidated	$194,990	13.70%	$113,859	8.00%	N/A	N/A
Bank	167,904	11.83	113,523	8.00	$141,904	10.00%

Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$158,198	11.12%	$56,930	4.00%	N/A	N/A
Bank	152,384	10.74	56,762	4.00	$85,142	6.00%

Tier 1 Capital
(to Average Assets)
Consolidated	$158,198	8.18%	$77,317	4.00%	N/A	N/A
Bank	152,384	7.91	77,025	4.00	$96,281	5.00%

At December 31, 2011, consolidated and affiliate bank actual capital and minimum required levels are presented below:

					Minimum Required
					To Be Well-
			Minimum Required		Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes:		Action Regulations:

	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(to Risk Weighted Assets)
Consolidated	$177,303	13.52%	$104,883	8.00%	N/A	N/A
Bank	158,522	12.14	104,462	8.00	$130,577	10.00%

Tier 1 Capital
(to Risk Weighted Assets)
Consolidated	$138,741	10.58%	$52,442	4.00%	N/A	N/A
Bank	143,210	10.97	52,231	4.00	$78,346	6.00%

Tier 1 Capital
(to Average Assets)
Consolidated	$138,741	7.46%	$74,436	4.00%	N/A	N/A
Bank	143,210	7.72	74,160	4.00	$92,700	5.00%

63

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 8 – Shareholders’ Equity (continued)

The Company and the affiliate bank at year end 2012 and 2011 were categorized as well-capitalized. There have been no conditions or events that management believes have changed the classification of the Company or affiliate bank under the prompt corrective action regulations since the last notification from regulators. Regulations require the maintenance of certain capital levels at the affiliate bank, and may limit the dividends payable by the affiliate to the holding company, or by the holding company to its shareholders. At December 31, 2012, the affiliate bank had $26,000 in retained earnings available for payment of dividends to the parent company without prior regulatory approval.

Equity Plans and Equity Based Compensation

The Company maintains three equity incentive plans under which stock options, restricted stock, and other equity incentive awards can be granted. At December 31, 2012, the Company has reserved 481,791 shares of Common Stock (as adjusted for subsequent stock dividends and subject to further customary anti-dilution adjustments) for the purpose of issuance pursuant to outstanding and future grants of options, restricted stock, and other equity awards to officers, directors and other employees of the Company.

Stock Options

Options may be designated as “incentive stock options” under the Internal Revenue Code of 1986, or as nonqualified options. While the date after which options are first exercisable is determined by the appropriate committee of the Board of Directors of the Company or, in the case of options granted to directors, by the Board of Directors, no stock option may be exercised after ten years from the date of grant (twenty years in the case of nonqualified stock options). The exercise price of stock options granted pursuant to the plans must be no less than the fair market value of the Common Stock on the date of the grant.

The plans authorize an optionee to pay the exercise price of options in cash or in common shares of the Company or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Company in exercise of an option. Certain of these plans authorize an optionee to surrender the value of an unexercised option in payment of an equivalent amount of the exercise price of the option. The Company typically issues authorized but unissued common shares upon the exercise of options.

The following table presents activity for stock options under the Company’s equity incentive plan for 2012:

	Year Ended December 31, 2012
		Weighted	Weighted Average	Aggregate
	Number of	Average Price	Life of Options	Intrinsic
	Options	of Options	(in years)	Value

Outstanding at Beginning of Period	129,109	$17.06
Granted	—	—
Exercised	(48,089)	17.65
Forfeited	—	—
Expired	(1,103)	14.92
Outstanding & Exercisable at End of Period	79,917	$16.73	3.94	$399

The following table presents information related to stock options under the Company’s equity incentive plan during the years ended 2012, 2011, and 2010:

	2012	2011	2010

Intrinsic Value of Options Exercised	$203	$28	$46
Cash Received from Option Exercises	$—	$—	$—
Tax Benefit of Option Exercises	$78	$12	$19
Weighted Average Fair Value of Options Granted	$—	$—	$—

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of common stock as of the reporting date.

64

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 8 – Shareholders’ Equity (continued)

During 2012, 2011 and 2010, the Company granted no options, and accordingly, recorded no stock compensation expense related to option grants. The Company recorded no other stock compensation expense applicable to options during the years ended December 31, 2012, 2011 and 2010 because all outstanding options were fully vested prior to 2007. As of December 31, 2012 and 2011, there was no unrecognized option expense as all outstanding options were fully vested.

Restricted Stock

During the periods presented, awards of long-term incentives were granted in the form of restricted stock. Awards that were granted to management under a management incentive plan were granted in tandem with cash credit entitlements (typically in the form of 50% restricted stock grants and 50% cash credit entitlements). These management restricted stock grants and tandem cash credit entitlements are subject to forfeiture in the event that the recipient of the grant does not continue employment with the Company through December 5 of the year of grant, at which time they generally vest 100 percent. Awards that were granted to directors as additional retainer for their services in December 2012 do not include any cash credit entitlement. These director restricted stock grants are subject to forfeiture in the event that the recipient of the grant does not continue in service as a director of the Company through December 5 of the year after grant or do not satisfy certain meeting attendance requirements, at which time they generally vest 100 percent. For measuring compensation costs, restricted stock awards are valued based upon the market value of the common shares on the date of grant.

The following table presents expense recorded for restricted stock and cash entitlements as well as the related tax effect for the years ended 2012, 2011, and 2010:

	Year Ended	Year Ended	Year Ended
	12/31/2012	12/31/2011	12/31/2010

Restricted Stock Expense	$628	$636	$405
Cash Entitlement Expense	588	564	380
Tax Effect	(493)	(475)	(311)
Net of Tax	$723	$725	$474

Unrecognized expense associated with the restricted stock grants and cash entitlements totaled $101 as of December 31, 2012. There was no unrecognized expense associated with the restricted stock grants as of December 31, 2011.

The following table presents information on restricted stock grants outstanding for the period shown:

	Year Ended
	December 31, 2012
		Weighted
	Restricted	Average Market
	Shares	Price at Grant

Outstanding at Beginning of Period	—	$—
Granted	37,742	20.74
Issued and Vested	(30,137)	20.54
Forfeited	(2,622)	20.55
Outstanding at End of Period	4,983	22.07

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan whereby eligible employees have the option to purchase the Company’s common stock at a discount. The purchase price of the shares under this Plan has been set at 95% of the fair market value of the Company’s common stock as of the last day of the plan year. The plan provides for the purchase of up to 500,000 shares of common stock, which the Company may obtain by purchases on the open market or from private sources, or by issuing authorized but unissued common shares. Funding for the purchase of common stock is from employee and Company contributions.

65

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 8 – Shareholders’ Equity (continued)

The Employee Stock Purchase Plan is not considered compensatory. There was no expense recorded for the employee stock purchase plan in 2012, 2011, and 2010 nor was there any unrecognized compensation expense as of December 31, 2012 and 2011 for the Employee Stock Purchase Plan.

Stock Repurchase Plan

On April 26, 2001, the Company announced that its Board of Directors approved a stock repurchase program for up to 607,754 of the outstanding Common Shares of the Company. Shares may be purchased from time to time in the open market and in large block privately negotiated transactions. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time before the maximum number of shares specified by the program are purchased. The Board of Directors established no expiration date for this program. As of December 31, 2012, the Company had purchased 334,965 shares under the program. No shares were purchased under the program during the years ended December 31, 2012 and 2011.

NOTE 9 – Employee Benefit Plans

The Company provides a contributory trusteed 401(k) deferred compensation and profit sharing plan, which covers substantially all employees. The Company agrees to match certain employee contributions under the 401(k) portion of the plan, while profit sharing contributions are discretionary and are subject to determination by the Board of Directors. Company contributions were $777, $717, and $608 for 2012, 2011, and 2010, respectively.

The Company self-insures employee health benefits. Stop loss insurance covers annual losses exceeding $125 per covered family. Management’s policy is to establish a reserve for claims not submitted by a charge to earnings based on prior experience. Charges to earnings were $1,799, $1,620, and $1,489 for 2012, 2011, and 2010, respectively.

The Company maintains deferred compensation plans for the benefit of certain directors and officers. Under the plans, the Company agrees in return for the directors and officers deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $2,003 and $2,240 at December 31, 2012 and 2011. Deferred compensation expense was $170, $183, and $223 for 2012, 2011, and 2010, respectively. In conjunction with the plans, the Company purchased life insurance on certain directors and officers.

The Company entered into early retirement agreements with certain officers of the Company during 2008, 2009, and 2010. Accrued benefits payable as a result of the agreements totaled $298 and $456 at December 31, 2012 and 2011, respectively. Expense associated with these agreements totaled $0, $72, and $135 during 2012, 2011, and 2010, respectively. The benefits under the agreements will be paid through 2017.

The Company acquired through previous bank mergers a noncontributory defined benefit pension plan with benefits based on years of service and compensation prior to retirement. The benefits under the plan were suspended in 1998.

66

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 9 – Employee Benefit Plans (continued)

Accumulated plan benefit information for the Company’s plan as of December 31, 2012 and 2011 was as follows:

	2012	2011
Changes in Benefit Obligation:
Obligation at Beginning of Year	$734	$712
Interest Cost	27	32
Benefits Paid	(33)	(33)
Actuarial (Gain) Loss	109	23
Obligation at End of Year	837	734

Changes in Plan Assets:
Fair Value at Beginning of Year	353	319
Actual Return on Plan Assets	1	1
Employer Contributions	78	66
Benefits Paid	(33)	(33)
Fair Value at End of Year	399	353

Funded Status:
Funded Status at End of Year	$(438)	$(381)

Amounts recognized in accumulated other comprehensive income at December 31 consist of:
	2012	2011
Net Loss (Gain)	$360	$280
Prior Service Cost	13	14
	$373	$294

The accumulated benefit obligation was $837 and $734 at year-end 2012 and 2011, respectively.

Because the plan has been suspended, the projected benefit obligation and accumulated benefit obligation are the same. The accumulated benefit obligation for the defined benefit pension plan exceeds the fair value of the assets included in the plan.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

	2012	2011	2010
Interest Cost	$27	$32	$34
Expected Return on Assets	(1)	(2)	(3)
Amortization of Transition Amount	—	—	—
Amortization of Prior Service Cost	1	1	(3)
Recognition of Net Loss	30	31	25
Net Periodic Benefit Cost	$57	$62	$53

Net Loss During the Period	110	24	43
Amortization of Unrecognized Loss	(30)	(30)	(25)
Amortization of Transition Cost	—	—	—
Amortization of Prior Service Cost	(1)	(1)	3
Total Recognized in Other Comprehensive Income	79	(7)	21

Total Recognized in Net Periodic Benefit Cost and Other
Comprehensive Income	$136	$55	$74

The estimated net loss, prior service costs, and net transition obligation (asset) for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $46, $2, and $0, respectively.

67

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 9 – Employee Benefit Plans (continued)

Assumptions

Weighted-average assumptions used to determine benefit obligations at year-end:

	2012	2011	2010
Discount Rate	3.25%	3.75%	4.60%
Rate of Compensation Increase (1)	N/A	N/A	N/A

Weighted-average assumptions used to determine net periodic pension cost:
	2012	2011	2010
Discount Rate	3.75%	4.60%	5.29%
Expected Return on Plan Assets	0.25%	0.50%	1.00%
Rate of Compensation Increase (1)	N/A	N/A	N/A

(1)	Benefits under the plan were suspended in 1998; therefore, the weighted-average rate of increase in future compensation levels was not applicable for all years presented.

The expected return on plan assets was determined based upon rates that are expected to be available for future reinvestment of earnings and maturing investments along with consideration given to the current mix of plan assets.

Plan Assets

The Company’s defined benefit pension plan asset allocation at year-end 2012 and 2011 and target allocation for 2013 by asset category are as follows:

	Target	Percentage of Plan Assets
	Allocation	at Year-end
Asset Category	2013	2012	2011

Cash	50%	100%	28%
Certificates of Deposit	50%	0%	72%
Total	100%	100%	100%

Plan benefits are suspended. Therefore, the Company has invested predominantly in relatively short-term investments over the past two years. No significant changes to investing strategies are anticipated.

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Since plan assets consist of cash and certificates of deposit, there are no estimates or assumptions applied to determine fair value.

68

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 9 – Employee Benefit Plans (continued)

Postretirement Medical and Life Benefit Plan

The Company has an unfunded postretirement benefit plan covering substantially all of its employees. The medical plan is contributory with the participants’ contributions adjusted annually; the life insurance plans are noncontributory.

Changes in Accumulated Postretirement Benefit Obligations:	2012	2011
Obligation at the Beginning of Year	$624	$560
Unrecognized Loss (Gain)	43	57

Components of Net Periodic Postretirement Benefit Cost:
Service Cost	35	28
Interest Cost	24	25

Net Expected Benefit Payments	(35)	(46)
Obligation at End of Year	$691	$624

Components of Postretirement Benefit Expense:	2012	2011
Service Cost	$35	$28
Interest Cost	24	25
Net Postretirement Benefit Expense	59	53

Net Gain During Period Recognized in Other Comprehensive Income	—	—

Total Recognized in Net Postretirement Benefit Expense and Other Comprehensive Income	$59	$53

Assumptions Used to Determine Net Periodic Cost and Benefit Obligations:
	2012	2011	2010
Discount Rate	3.41%	3.98%	4.72%

Assumed Health Care Cost Trend Rates at Year-end:
	2012	2011
Health Care Cost Trend Rate Assumed for Next Year	8.00%	8.00%
Rate that the Cost Trend Rate Gradually Declines to	4.50%	4.50%
Year that the Rate Reaches the Rate it is Assumed to Remain at	2019	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2012:

	One-Percentage-Point	One-Percentage-Point
	Increase	Decrease
Effect on Total of Service and Interest Cost	$5	$(4)
Effect on Postretirement Benefit Obligation	$43	$(39)

Pension and Other Benefit Plans

Contributions

The Company expects to contribute $80 to its defined benefit pension plan and $50 to its postretirement medical and life insurance plan in 2013.

69

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 9 – Employee Benefit Plans (continued)

Estimated Future Benefits

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension	Postretirement
Year	Benefits	Benefits
2013	$123	$50
2014	44	42
2015	58	50
2016	129	48
2017	34	60
2018-2022	265	357

70

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 10 – Income Taxes

The provision for income taxes consists of the following:	2012	2011	2010

Current Federal	$9,649	$3,333	$6,147
Current State	568	184	480
Deferred Federal	260	4,241	(686)
Deferred State	192	(32)	(318)
Total	$10,669	$7,726	$5,623

Income tax expense is reconciled to the 35% statutory rate applied to the pre-tax income for the years presented in the table below:

	2012	2011	2010

Statutory Rate Times Pre-tax Income	$12,153	$9,791	$6,660
Add (Subtract) the Tax Effect of:
Income from Tax-exempt Loans and Investments	(1,007)	(780)	(533)
State Income Tax, Net of Federal Tax Effect	494	99	105
General Business Tax Credits	(547)	(370)	(365)
Company Owned Life Insurance	(341)	(385)	(282)
Gain on American Community Bancorp, Inc. Stock	—	(366)	—
Other Differences	(83)	(263)	38
Total Income Taxes	$10,669	$7,726	$5,263

The net deferred tax liability at December 31 consists of the following:

	2012	2011
Deferred Tax Assets:
Allowance for Loan Losses	$5,845	$5,596
Deferred Compensation and Employee Benefits	1,282	1,355
Other-than-temporary Impairment	443	443
Accrued Expenses	646	705
Business Combination Fair Value Adjustments	—	985
Pension and Postretirement Plans	195	149
Other Real Estate Owned	140	100
Non-Accrual Loan Interest Income	254	3
General Business Tax Credits	—	25
Net Operating Loss Carryforward	—	72
Other	279	337
Total Deferred Tax Assets	9,084	9,770
Deferred Tax Liabilities:
Depreciation	(1,419)	(1,520)
Leasing Activities, Net	(7,753)	(7,612)
Unrealized Appreciation on Securities	(5,915)	(5,949)
FHLB Stock Dividends	(336)	(333)
Prepaid Expenses	(516)	(431)
Intangibles	(359)	(861)
Deferred Loan Fees	(394)	(350)
Business Combination Fair Value Adjustments	(333)	—
General Business Tax Credits	(7)	—
Other	(255)	(181)
Total Deferred Tax Liabilities	(17,287)	(17,237)
Valuation Allowance	(45)	(45)
Net Deferred Tax Liability	$(8,248)	$(7,512)

71

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 10 – Income Taxes (continued)

Under the Internal Revenue Code, through 1996 two acquired banking companies, which are now a part of the Company’s single banking subsidiary, were allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The acquired banks were formerly known as Peoples Community Bank (acquired in October 2005) and First American Bank (acquired in January 1999). Subject to certain limitations, these Banks were permitted to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deductions or actual loss experience. The Banks generally computed its annual addition to its bad debt reserves using the percentage of taxable income method; however, due to certain limitations in 1996, the Banks were only allowed a deduction based on actual loss experience.

Retained earnings at December 31, 2012, include approximately $2,995 for which no provision for federal income taxes has been made. This amount represents allocations of income for allowable bad debt deductions. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income. The unrecorded deferred income tax liability on the above amount at December 31, 2012 was approximately $1,048.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2012, 2011, and 2010, and did not recognize any increase in unrecognized benefits during 2012 relative to any tax positions taken in 2012. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company’s policy to record such accruals in its income tax expense accounts; no such accruals existed as of December 31, 2012, 2011, and 2010. The Company and its corporate subsidiaries file a consolidated U.S. Federal income tax return, which is subject to examination for all years after 2008. The Company and its corporate subsidiaries doing business in Indiana file a combined Indiana unitary return, which is subject to examination for all years after 2007.

NOTE 11 – Per Share Data

The computation of Basic Earnings per Share and Diluted Earnings per Share are provided below:

	2012	2011	2010
Basic Earnings per Share:
Net Income	$24,055	$20,249	$13,405

Weighted Average Shares Outstanding	12,622,049	12,581,646	11,098,836

Basic Earnings per Share	$1.91	$1.61	$1.21

Diluted Earnings per Share:
Net Income	$24,055	$20,249	$13,405

Weighted Average Shares Outstanding	12,622,049	12,581,646	11,098,836
Stock Options, Net	15,694	6,102	6,051
Diluted Weighted Average Shares Outstanding	12,637,743	12,587,748	11,104,887

Diluted Earnings per Share	$1.90	$1.61	$1.21

Stock options for 89,276 and 99,276 shares of common stock were not considered in computing diluted earnings per common share for 2011 and 2010, respectively, because they were anti-dilutive. There were no anti-dilutive shares at December 31, 2012.

72

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 12 – Lease Commitments

The total rental expense for all operating leases for the years ended December 31, 2012, 2011, and 2010 was $486, $413, and $385, respectively, including amounts paid under short-term cancelable leases.

The following is a schedule of future minimum lease payments for premises & equipment at year end 2012:

2013	$462
2014	392
2015	324
2016	259
2017	184
Thereafter	1,637
Total	$3,258

NOTE 13 – Commitments and Off-balance Sheet Items

In the normal course of business, there are various commitments and contingent liabilities, such as commitments to extend credit and commitments to sell loans, which are not reflected in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policy to make commitments as it uses for on-balance sheet items.

The Company’s exposure to credit risk for commitments to sell loans is dependent upon the ability of the counter-party to purchase the loans. This is generally assured by the use of government sponsored entity counterparts. These commitments are subject to market risk resulting from fluctuations in interest rates. Commitments to sell loans are not mandatory (i.e., do not require net settlement with the counter-party to cancel the commitment).

Commitments and contingent liabilities are summarized as follows, at December 31:

	2012		2011
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to Fund Loans:
Consumer Lines	$6,013	$137,668	$3,498	$126,807
Commercial Operating Lines	13,444	187,829	5,341	179,790
Residential Mortgages	33,004	676	30,459	489
Total Commitments to Fund Loans	$52,461	$326,173	$39,298	$307,086

Commitments to Sell Loans	$52,511	$—	$55,098	$—

Standby Letters of Credit	$1,408	$4,279	$850	$4,559

The fixed rate commitments to fund loans have interest rates ranging from 2.25% to 18.00% and maturities ranging from less than 1 year to 21 years. Since many commitments to make loans expire without being used, these amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management’s credit evaluation of the borrower, and may include accounts receivable, inventory, property, land, and other items.

73

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Level 3 pricing is obtained from a third-party based upon similar trades that are not traded frequently without adjustment by the Company. At December 31, 2012, the Company held $12.5 million in Level 3 securities which consist of $12.2 million of non-rated Obligations of State and Political Subdivisions and $353 thousand of equity securities that are not actively traded. Absent the credit rating, significant assumptions must be made such that the credit risk input becomes an unobservable input and thus these securities are reported by the Company in a Level 3 classification.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: Fair values for impaired collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value in the cost to replace the current property. Value of market comparison approach evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investors required return. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Comparable sales adjustments are based on known sales prices of similar type and similar use properties and duration of time that the property has been on the market to sell. Such adjustments made in the appraisal process are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Company’s Risk Management Area reviews the assumptions and approaches utilized in the appraisal. In determining the value of impaired collateral dependent loans and other real estate owned, significant unobservable inputs may be used which include: physical condition of comparable properties sold, net operating income generated by the property and investor rates of return.

Other Real Estate: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate (ORE) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property utilizing similar techniques as discussed above for Impaired Loans, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, impairment loss is recognized.

74

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value (continued)

Loans Held-for-Sale: The fair values of loans held for sale are determined by using quoted prices for similar assets, adjusted for specific attributes of that loan resulting in a Level 2 classification.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
U.S. Treasury and Agency Securities	$—	$23,472	$—	$23,472
Corporate Securities	—	—	—	—
Obligations of State and
Political Subdivisions	—	64,316	12,169	76,485
Mortgage-backed Securities-Residential	—	486,912	—	486,912
Equity Securities	380	—	353	733
Total Securities	$380	$574,700	$12,522	$587,602

Loans Held-for-Sale	$—	$16,641	$—	$16,641

Derivative Assets	$—	$187	$—	$187

Derivative Liabilities	$—	$178	$—	$178

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
U.S. Treasury and Agency Securities	$—	$6,422	$—	$6,422
Corporate Securities	—	—	1,005	1,005
Obligations of State and
Political Subdivisions	—	60,724	4,075	64,799
Mortgage-backed Securities-Residential	—	443,934	—	443,934
Equity Securities	331	—	353	684
Total Securities	$331	$511,080	$5,433	$516,844

Loans Held-for-Sale	$—	$21,485	$—	$21,485

Derivative Assets	$—	$—	$—	$—

Derivative Liabilities	$—	$—	$—	$—

There were no transfers between Level 1 and Level 2 for the periods ended December 31, 2012 and 2011.

At December 31, 2012, the aggregate fair value of the Loans Held-for-Sale was $16,641, aggregate contractual principal balance was $16,413 with a difference of $228. At December 31, 2011, the aggregate fair value of the Loans Held-for-Sale was $21,485, aggregate contractual principle balance was $21,225 with a difference of $260.

75

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value (continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012 and 2011:

	Obligations of State
	and Political
	Subdivisions		Equity Securities		Corporate Securities
	2012	2011	2012	2011	2012	2011

Beginning Balance of Recurring Level 3
Assets at January 1	$4,075	$—	$353	$353	$1,005	$—
Total Gains or Losses (realized/unrealized)
Included in earnings	156	—	—	—	—	—
Maturities / Calls	—	—	—	—	(1,005)	—
Purchases	7,938	4,075	—	—	—	1,005
Ending Balance of Recurring Level 3 Assets at December 31	$12,169	$4,075	$353	$353	$—	$1,005

Of the total gain/loss included in earnings for the year ended December 31, 2012, $1 was attributable to interest income on securities and $155 was attributable to other changes in fair value.

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Impaired Loans with Specific Allocations
Commercial and Industrial Loans	$—	$—	$1,231	$1,231
Commercial Real Estate Loans	—	—	1,497	1,497
Agricultural Loans	—	—	135	135
Other Real Estate
Commercial Real Estate	—	—	150	150

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Impaired Loans with Specific Allocations
Commercial and Industrial Loans	$—	$—	$2,035	$2,035
Commercial Real Estate Loans	—	—	2,783	2,783
Agricultural Loans	—	—	—	—
Other Real Estate
Commercial Real Estate	—	—	250	250

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $8,274 with a valuation allowance of $5,411, resulting in an additional provision for loan losses of $2,230 for the year ended December 31, 2012. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $9,729 with a valuation allowance of $4,911, resulting in an additional provision for loan losses of $4,226 for the year ended December 31, 2011.

76

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value (continued)

Other Real Estate which is measured at the lower of carrying or fair value less costs to sell had a carrying value of $150 at December 31, 2012. A charge to earnings through Other Operating Income of $100 was included in the year ended December 31, 2012. Other Real Estate, which is measured at the lower of carrying or fair value less costs to sell, had a carrying amount of $250 at December 31, 2011. A charge to earnings through Other Operating Income of $150 was included in the year ended December 31, 2011.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012:

				Range
		Valuation		(Weighted
	Fair Value	Technique(s)	Unobservable Input(s)	Average)
Impaired Loans - Commercial	$1,231	Sales comparison	Adjustment for differences	4%-68%
and Industrial Loans		approach	between the comparable	(8%)
			sales

Impaired Loans - Commercial	$1,497	Sales comparison	Adjustment for physical	15%-78%
Real Estate Loans		approach	condition of comparable	(48%)
		Income approach	properties sold
		Cost approach	Adjustment for net operating
			income generated by the
			property
			Adjustment for investor rates
			of return

Impaired Loans – Agricultural	$135	Sales comparison	Adjustment for physical	76%
Loans		approach	condition of comparable	(76%)
		Income approach	properties sold
			Adjustment for net operating
			income generated by the
			property

The carrying amounts and estimated fair values of the Company’s financial instruments not previously presented are provided in the table below for the periods ending December 31, 2012 and 2011. Not all of the Company’s assets and liabilities are considered financial instruments, and therefore are not included in the table. Because no active market exists for a significant portion of the Company’s financial instruments, fair value estimates were based on subjective judgments, and therefore cannot be determined with precision.

		Fair Value Measurements at
		December 31, 2012 Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and Short-term Investments	$51,794	$41,624	$10,170	$—	$51,794
Securities Held-to-Maturity	346	—	351	—	351
FHLB Stock and Other Restricted Stock	8,340	N/A	N/A	N/A	N/A
Loans, Net	1,186,483	—	—	1,199,566	1,199,566
Accrued Interest Receivable	7,419	—	1,893	5,526	7,419
Financial Liabilities:
Demand, Savings, and Money Market Deposits	(1,311,748)	(1,311,748)	—	—	(1,311,748)
Time Deposits	(329,183)	—	(333,170)	—	(333,170)
Short-term Borrowings	(71,534)	—	(71,534)	—	(71,534)
Long-term Debt	(89,472)	—	(66,892)	(28,872)	(95,764)
Accrued Interest Payable	(1,275)	—	(829)	(446)	(1,275)
Unrecognized Financial Instruments:
Commitments to Extend Credit	—	—	—	—	—
Standby Letters of Credit	—	—	—	—	—
Commitments to Sell Loans	—	—	—	—	—

77

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value (continued)

	December 31, 2011
	Carrying	Fair
	Value	Value
Financial Assets:
Cash and Short-term Investments	$67,089	$67,089
Securities Held-to-Maturity	690	697
FHLB Stock and Other Restricted Stock	8,340	N/A
Loans, Net	1,100,863	1,111,532
Accrued Interest Receivable	7,793	7,793
Financial Liabilities:
Demand, Savings, and Money Market Deposits	(1,181,919)	(1,181,919)
Time Deposits	(374,279)	(380,584)
Short-term Borrowings	(40,019)	(40,019)
Long-term Debt	(90,974)	(96,047)
Accrued Interest Payable	(1,884)	(1,884)
Unrecognized Financial Instruments:
Commitments to Extend Credit	—	—
Standby Letters of Credit	—	—
Commitments to Sell Loans	—	—

Cash and Short-Term Investments:

The carrying amount of cash and short-term investments approximate fair values and are classified as Level 1 or Level 2.

Securities Held-to-Maturity:

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

FHLB Stock and Other Restricted Stock:

It is not practical to determine the fair values of FHLB stock and other restricted stock due to restrictions placed on their transferability.

Loans:

Fair values of loans, excluding loans held for sale and collateral dependent impaired loans having a specific allowance allocation, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued as described previously. The methods utilized to estimate fair value of loans do not necessarily represent an exit price.

Accrued Interest Receivable:

The carrying amount of accrued interest approximates fair value resulting in a Level 2 or Level 3 classification consistent with the asset they are associated with.

Deposits:

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate time deposits are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

78

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 14 – Fair Value (continued)

Short-term Borrowings:

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values resulting in a Level 2 classification.

Long-Term Debt:

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

The fair values of the Company’s subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Accrued Interest Payable:

The carrying amount of accrued interest approximates fair value resulting in a Level 2 or Level 3 classification consistent with the liability they are associated with.

Off-balance Sheet Instruments:

Commitments to extend credit and standby letters of credit are generally short-term or variable rate with minimal fees charged. These instruments have no carrying value, and the fair value is not material. The fair value of commitments to sell loans is the cost or benefit of settling the commitments with the counter-party at the reporting date. At December 31, 2012 and 2011, none of the Company’s commitments to sell loans were mandatory, and there is no cost or benefit to settle these commitments.

NOTE 15 – Segment Information

The Company’s operations include three primary segments: core banking, trust and investment advisory services, and insurance operations. The core banking segment involves attracting deposits from the general public and using such funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company’s local markets. The core banking segment also involves the sale of residential mortgage loans in the secondary market. The trust and investment advisory services segment involves providing trust, investment advisory, and brokerage services to customers. The insurance segment offers a full range of personal and corporate property and casualty insurance products, primarily in the Company’s banking subsidiary’s local markets.

The core banking segment is comprised by the Company’s banking subsidiary, German American Bancorp, which operated through 34 banking offices at December 31, 2012. Net interest income from loans and investments funded by deposits and borrowings is the primary revenue for the core-banking segment. The trust and investment advisory services segment’s revenues are comprised primarily of fees generated by German American Financial Advisors & Trust Company. These fees are derived by providing trust, investment advisory, and brokerage services to its customers. The insurance segment primarily consists of German American Insurance, Inc., which provides a full line of personal and corporate insurance products. Commissions derived from the sale of insurance products are the primary source of revenue for the insurance segment.

79

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 15 – Segment Information (continued)

The following segment financial information has been derived from the internal financial statements of German American Bancorp, Inc., which are used by management to monitor and manage the financial performance of the Company. The accounting policies of the three segments are the same as those of the Company. The evaluation process for segments does not include holding company income and expense. Holding company amounts are the primary differences between segment amounts and consolidated totals, and are reflected in the column labeled “Other” below, along with amounts to eliminate transactions between segments.

		Trust and
		Investment
	Core	Advisory			Consolidated
	Banking	Services	Insurance	Other	Totals
Year Ended December 31, 2012
Net Interest Income	$68,311	$21	$34	$(2,118)	$66,248
Net Gains on Sales of Loans	3,234	—	—	—	3,234
Net Gains on Securities	1,667	—	—	—	1,667
Trust and Investment Product Fees	5	2,657	—	(5)	2,657
Insurance Revenues	23	36	5,465	—	5,524
Noncash Items:
Provision for Loan Losses	2,412	—	—	—	2,412
Depreciation and Amortization	4,099	24	415	150	4,688
Income Tax Expense (Benefit)	11,999	(187)	181	(1,324)	10,669
Segment Profit (Loss)	25,118	(298)	250	(1,015)	24,055
Segment Assets at December 31, 2012	2,006,992	11,551	8,333	(20,576)	2,006,300

		Trust and
		Investment
	Core	Advisory			Consolidated
	Banking	Services	Insurance	Other	Totals
Year Ended December 31, 2011
Net Interest Income	$66,099	$16	$22	$(2,156)	$63,981
Net Gains on Sales of Loans	2,381	—	—	—	2,381
Net Gains on Securities	2,089	—	—	935	3,024
Trust and Investment Product Fees	3	2,147	—	(5)	2,145
Insurance Revenues	67	13	5,755	(16)	5,819
Noncash Items:
Provision for Loan Losses	6,800	—	—	—	6,800
Depreciation and Amortization	4,481	26	482	150	5,139
Income Tax Expense (Benefit)	9,171	(353)	272	(1,364)	7,726
Segment Profit (Loss)	20,855	(545)	352	(413)	20,249
Segment Assets at December 31, 2011	1,875,417	11,801	7,948	(21,399)	1,873,767

		Trust and
		Investment
	Core	Advisory			Consolidated
	Banking	Services	Insurance	Other	Totals
Year Ended December 31, 2010
Net Interest Income	$50,460	$8	$27	$(1,824)	$48,671
Net Gains on Sales of Loans	2,160	—	—	—	2,160
Net Gains on Securities	—	—	—	—	—
Trust and Investment Product Fees	2	1,585	—	(5)	1,582
Insurance Revenues	61	26	5,282	(22)	5,347
Noncash Items:
Provision for Loan Losses	5,225	—	—	—	5,225
Depreciation and Amortization	2,865	29	826	—	3,720
Income Tax Expense (Benefit)	7,181	(259)	(56)	(1,243)	5,623
Segment Profit (Loss)	15,325	(385)	(130)	(1,405)	13,405
Segment Assets at December 31, 2010	1,368,348	2,193	8,426	(3,079)	1,375,888

80

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 16 – Parent Company Financial Statements

The condensed financial statements of German American Bancorp, Inc. are presented below:

CONDENSED BALANCE SHEETS

	December 31,
	2012	2011
ASSETS
Cash	$29,499	$21,822
Securities Available-for-Sale, at Fair Value	733	684
Investment in Subsidiary Bank	184,093	176,707
Investment in Non-banking Subsidiaries	4,064	2,980
Other Assets	6,245	5,357
Total Assets	$224,634	$207,550

LIABILITIES
Borrowings	$35,624	$36,974
Other Liabilities	3,984	2,966
Total Liabilities	39,608	39,940

SHAREHOLDERS’ EQUITY
Common Stock	12,637	12,594
Additional Paid-in Capital	95,617	95,039
Retained Earnings	66,421	49,434
Accumulated Other Comprehensive Income	10,351	10,543
Total Shareholders’ Equity	185,026	167,610
Total Liabilities and Shareholders’ Equity	$224,634	$207,550

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2012	2011	2010
INCOME
Dividends from Subsidiaries
Bank	$17,500	$22,500	$14,000
Non-bank	—	1,350	—
Interest Income	50	38	30
Net Gain (Loss) on Securities	—	935	—
Other Income	70	71	76
Total Income	17,620	24,894	14,106

EXPENSES
Salaries and Employee Benefits	458	444	420
Professional Fees	352	379	842
Occupancy and Equipment Expense	7	8	8
Interest Expense	2,221	2,239	1,878
Other Expenses	359	357	281
Total Expenses	3,397	3,427	3,429
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	14,223	21,467	10,677
Income Tax Benefit	1,338	1,364	1,178
INCOME BEFORE EQUITY IN UNDISTRIBUTED
INCOME OF SUBSIDIARIES	15,561	22,831	11,855
Equity in Undistributed (Excess Distributed) Income of Subsidiaries	8,494	(2,582)	1,550
NET INCOME	24,055	20,249	13,405

Other Comprehensive Income:
Changes in Unrealized Gain (Loss) on Securities, Available-for-Sale	(124)	5,677	474
Changes in Unrecognized Amounts in Pension, Net	(47)	4	(13)
Changes in Unrecognized Loss on Postretirement Benefit Obligation, Net	(21)	(38)	(176)
TOTAL COMPREHENSIVE INCOME	$23,863	$25,892	$13,690

81

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 16 – Parent Company Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$24,055	$20,249	$13,405
Adjustments to Reconcile Net Income to Net Cash from Operations
Loss (Gain) on Securities, Net	—	(935)	—
Change in Other Assets	33	3,656	(1,995)
Change in Other Liabilities	240	(2,179)	612
Equity Based Compensation	628	635	405
Excess Tax Benefit from Restricted Share Grant	(23)	(37)	(99)
Equity in Excess Distributed (Undistributed) Income of Subsidiaries	(8,494)	2,582	(1,550)
Net Cash from Operating Activities	16,439	23,971	10,778

CASH FLOWS FROM INVESTING ACTIVITIES
Capital Contribution to Subsidiaries	(150)	—	—
Proceeds from Sales, Redemptions of Securities Available-for-Sale	—	—	400
Acquire Banking Entities	—	(1,995)	—
Net Cash from Investing Activities	(150)	(1,995)	400

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of Long-term Debt	(1,500)	(1,500)	(1,500)
Income Tax Benefit from Restricted Share Grant	23	37	99
Employee Stock Purchase Plan	(67)	(25)	(30)
Dividends Paid	(7,068)	(7,047)	(6,214)
Net Cash from Financing Activities	(8,612)	(8,535)	(7,645)

Net Change in Cash and Cash Equivalents	7,677	13,441	3,533
Cash and Cash Equivalents at Beginning of Year	21,822	8,381	4,848
Cash and Cash Equivalents at End of Year	$29,499	$21,822	$8,381

NOTE 17 – Business Combinations, Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill for the periods ended December 31, 2012, 2011, and 2010 were classified as follows:

	2012	2011	2010

Beginning of Year	$18,865	$9,835	$9,655
Acquired Goodwill	—	9,030	180
Impairment	—	—	—
End of Year	$18,865	$18,865	$9,835

Of the $18,865 carrying amount of goodwill, $17,533 is allocated to the core banking segment and $1,332 is allocated to the insurance segment for the periods ended December 31, 2012 and 2011. Of the $9,835 carrying amount of goodwill, $8,503 is allocated to the core banking segment and $1,332 is allocated to the insurance segment for the period ended December 31, 2010.

Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value. At December 31, 2012, the Company’s reporting units had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value.

82

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 17 – Business Combinations, Goodwill and Intangible Assets (continued)

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2012
	Gross	Accumulated
	Amount	Amortization
Core Banking
Core Deposit Intangible	$6,952	$4,665
Unidentified Branch Acquisition Intangible	257	257
Insurance
Customer List	5,199	4,794
Total	$12,408	$9,716

Acquired intangible assets were as follows as of year end:

	2011
	Gross	Accumulated
	Amount	Amortization
Core Banking
Core Deposit Intangible	$6,952	$3,346
Unidentified Branch Acquisition Intangible	257	257
Insurance
Customer List	5,199	4,459
Total	$12,408	$8,062

Amortization Expense was $1,655, $1,956, and $898, for 2012, 2011, and 2010.

Estimated amortization expense for each of the next five years is as follows:

2013	$1,284
2014	774
2015	379
2016	152
2017	52

NOTE 18 – Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2012	2011	2010
Unrealized Holding Gains on
Securities Available-for-Sale	$1,495	$11,829	$891
Reclassification Adjustments for (Gains) Losses
Later Realized in Income	(1,667)	(3,024)	—
Net Unrealized Gains	(172)	8,805	891
Amortization of Amounts Included in Net Periodic
Pension Costs	31	31	22
Unrecognized Loss on Pension	(109)	(24)	(43)
Unrecognized Gain (Loss) on Postretirement Benefits	(36)	(64)	(293)
Tax Effect	94	(3,105)	(292)
Other Comprehensive Income (Loss)	$(192)	$5,643	$285

83

Notes to the Consolidated Financial Statements
Dollars in thousands, except per share data

NOTE 18 – Other Comprehensive Income (continued)

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance	Current	Balance
	at	Period	at
	12/31/2011	Change	12/31/2012

Unrealized Gains on Securities Available-for-Sale	$10,767	$(124)	$10,643
Unrecognized Gain (Loss) on Pension Benefits	(184)	(47)	(231)
Unrecognized Gain (Loss) on Postretirement Benefits	(40)	(21)	(61)
Total	$10,543	$(192)	$10,351

NOTE 19 – Quarterly Financial Data (Unaudited)

The following table represents selected quarterly financial data for the Company:

	Interest	Net Interest	Net	Earnings per Share
	Income	Income	Income	Basic	Diluted
2012
First Quarter	$19,727	$16,612	$5,602	$0.44	$0.44
Second Quarter	19,563	16,649	5,967	0.47	0.47
Third Quarter	18,953	16,393	6,292	0.50	0.50
Fourth Quarter	18,917	16,594	6,194	0.49	0.49

2011
First Quarter	$19,519	$15,107	$4,645	$0.37	$0.37
Second Quarter	20,521	16,264	4,864	0.39	0.39
Third Quarter	20,105	16,203	5,167	0.41	0.41
Fourth Quarter	20,016	16,407	5,573	0.44	0.44

84

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic reports filed with the Securities and Exchange Commission. There are inherent limitations to the effectiveness of systems of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective systems of disclosure controls and procedures can provide only reasonable assurances of achieving their control objectives.

Changes in Internal Control Over Financial Reporting in Most Recent Fiscal Quarter

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company’s independent registered public accounting firm has issued their report on the Company’s internal control over financial reporting. That report is included in Item 8. Financial Statements and Supplementary Data of this Report under the heading, Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information.

Not applicable.

85

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Information relating to directors and executive officers of the Company will be included under the captions “Election of Directors” and “Our Executive Officers” in the Company’s Proxy Statement for the Annual Meeting of Shareholders to be held in May 2013, which will be filed within 120 days of the end of the fiscal year covered by this Report (the “2013 Proxy Statement”), which sections are incorporated herein in partial response to this Item’s informational requirements.

Section 16(a) Compliance. Information relating to Section 16(a) compliance will be included in the 2013 Proxy Statement under the caption of “Section 16(a): Beneficial Ownership Reporting Compliance” and is incorporated herein by reference.

Code of Business Conduct. The Company’s Board of Directors has adopted a Code of Business Conduct, which constitutes a “code of ethics” as that term is defined by SEC rules adopted under the Sarbanes-Oxley Act of 2002 (“SOA”). The Company has posted a copy of the Code of Business Conduct on its Internet website (www.germanamerican.com). The Company intends to satisfy its disclosure requirements under Item 5.05 of Form 8-K regarding certain amendments to, or waivers of, the Code of Business Conduct, by posting such information on its Internet website, except that waivers that must under NASDAQ rules be filed with the SEC on Form 8-K will be so filed.

Audit Committee Identification. The Board of Directors of the Company has a separately-designated standing audit committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The description of the Audit Committee of the Board of Directors, and the identification of its members, will be set forth in the 2013 Proxy Statement under the caption “ELECTION OF DIRECTORS”, which section is incorporated herein by reference.

Audit Committee Financial Expert. The Board of Directors has determined that Richard E. Forbes and M. Darren Root, directors who serve on the Audit Committee of the Board of Directors and who are independent directors as defined by NASDAQ listing standards, are each an “audit committee financial expert” as that term is defined by SEC rules adopted under SOA.

Lack of Changes in Nominating/Governance Committee Procedures re Shareholder Recommendations of Nominees. There has been no material change in the procedures by which the Company’s shareholders may recommend nominees for election to the Board of Directors of the Company that have been implemented since the last disclosure of such procedures in the Company’s Proxy Statement for the Annual Meeting of Shareholders that was held in May 2012.

Item 11. Executive Compensation.

Information relating to compensation of the Company’s executive officers and directors (including the required disclosures under the subheadings “Compensation Committee Interlocks and Insider Participation” and “Compensation Committee Report”) will be included under the caption “Executive and Director Compensation” in the 2013 Proxy Statement of the Company, which section is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information relating to security ownership of certain beneficial owners and the directors and executive officers of the Company will be included under the captions “Ownership of Our Common Shares by Our Directors and Executive Officers” and “Principal Owners of Common Shares” of the 2013 Proxy Statement of the Company, which sections are incorporated herein by reference.

86

Equity Compensation Plan Information

The Company maintains four plans under which it has authorized the issuance of its Common Shares to employees and non-employee directors as compensation: its 1992 Stock Option Plan (under which no new grants may be made), its 1999 Long-Term Equity Incentive Plan (under which no new grants may be made), its 2009 Long-Term Equity Incentive Plan, and its 2009 Employee Stock Purchase Plan. Each of these four plans was approved by the requisite vote of the Company’s common shareholders in the year of adoption by the Board of Directors. The Company is not a party to any individual compensation arrangement involving the authorization for issuance of its equity securities to any single person, other than option agreements and restricted stock award agreements that have been granted under the terms of one of the four plans identified above. The following table sets forth information regarding these plans as of December 31, 2012:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants or Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in First Column)

Equity compensation plans approved by security holders	79,917	(a)	$16.73	847,723	(b)
Equity compensation plans not approved by security holders	—		—	—
Total	79,917		$16.73	847,723

(a)	Does not include any shares that employees may have the right to purchase under the Employee Stock Purchase Plan in August 2013 in respect of employee payroll deductions of participating employees that had accumulated as of December 31, 2012 during the plan year that commenced in August 2012. Although these employees have the right under this Plan to have their accumulated payroll deductions applied to the purchase of Common Shares at a discounted price in August 2013, the price at which such shares may be purchased and the number of shares that may be purchased under that Plan at that time is not presently determinable.

(b)	Represents 445,849 shares that the Company may in the future issue to employees under the Employee Stock Purchase Plan (although the Company typically purchases the shares needed for sale to participating employees on the open market rather than issuing new issue shares to such employees) and 401,874 shares that were available for grant or issuance at December 31, 2012 under the 2009 Long-Term Equity Incentive Plan. Under the Long-Term Equity Incentive Plan, the aggregate number of Common Shares available for the grant of awards (subject to customary anti-dilution adjustment provisions) cumulatively following the adoption of the Plan in 2009 through the expiration of the Plan in 2019 may not exceed the sum of the following: (a) 500,000 shares, plus (b) any shares exchanged by a participant as full or partial payment to the Company of the exercise price of an option granted to the participant under the Plan; plus (c) at the beginning of each calendar year, an additional number of shares (if any) equal to the number of shares that would result in the number of shares available for awards as of such date being equal to one percent (1%) of the total number of the Company’s shares outstanding as of the immediately preceding December 31, on a fully-diluted basis.

For additional information regarding the Company’s equity incentive plans and employee stock purchase plan, see Note 8 to the consolidated financial statements in Item 8 of this Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information responsive to this Item 13 will be included under the captions “Election of Directors” and “Transactions with Related Persons” of the 2013 Proxy Statement of the Company, which sections are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information responsive to this Item 14 will be included in the 2013 Proxy Statement under the caption “Principal Accountant Fees and Services”, which section is incorporated herein by reference.

87

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following items are included in Item 8 of this Report:

Page #
German American Bancorp, Inc. and Subsidiaries:

Report of Independent Registered Public Accounting Firm	38

Consolidated Balance Sheets at December 31, 2012 and 2011	39

Consolidated Statements of Income and Comprehensive Income, years ended December 31, 2012, 2011, and 2010	40

Consolidated Statements of Changes in Shareholders’ Equity, years ended December 31, 2012, 2011, and 2010	41

Consolidated Statements of Cash Flows, years ended December 31, 2012, 2011, and 2010	42

Notes to the Consolidated Financial Statements	43-84

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

The Exhibit Index, which index follows the signature page to this report and is hereby incorporated herein by reference, sets forth a list of those exhibits filed herewith, and includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K by Item 601 (b)(10)(iii) of Regulation S-K.

In reviewing any agreements included as exhibits to this report, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by the parties to the agreements, including us. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•   should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•   may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•   may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•   were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

88

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.
(Registrant)

Date:	March 18, 2013	By/s/Mark A. Schroeder
Mark A. Schroeder, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date:	March 18, 2013	By/s/Mark A. Schroeder
Mark A. Schroeder, Chairman and
Chief Executive Officer

Date:	March 18, 2013	By/s/Douglas A. Bawel
Douglas A. Bawel, Director

Date:	March 18, 2013	By/s/Christina M. Ernst
Christina M. Ernst, Director

Date:	March 18, 2013	By/s/Marc D. Fine
Marc D. Fine, Director

Date:	March 18, 2013	By/s/Richard E. Forbes
Richard E. Forbes, Director

Date:	March 18, 2013	By/s/U. Butch Klem
U. Butch Klem, Director

Date:	March 18, 2013	By/s/J. David Lett
J. David Lett, Director

Date:	March 18, 2013	By/s/Gene C. Mehne
Gene C. Mehne, Director

Date:	March 18, 2013	By/s/Chris A. Ramsey
Chris A. Ramsey, Director

Date:	March 18, 2013	By/s/M. Darren Root
M. Darren Root, Director

Date:	March 18, 2013	By/s/Thomas W. Seger
Thomas W. Seger, Director

Date:	March 18, 2013	By/s/Michael J. Voyles
Michael J. Voyles, Director

Date:	March 18, 2013	By/s/Bradley M. Rust
Bradley M. Rust, Executive Vice President and
Chief Financial Officer (principal accounting officer
and principal financial officer)

89

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Branch Purchase Agreement between German American Bancorp, as Buyer, Farmers State Bank of Alto Pass, Ill., as Seller, and Farmers State Holding Corp., as the Seller Affiliate, dated February 17, 2010. The copy of this exhibit filed as Exhibit 2 to the Registrant’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 is incorporated herein by reference.

2.2	Bill of Sale and Assignment between German American Bancorp, as Buyer, and Farmers State Bank of Alto Pass, Ill., as Seller, dated May 7, 2010. The copy of this exhibit filed as Exhibit 2.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated herein by reference.

2.3	Assignment and Assumption Agreement between German American Bancorp, as Assignee, and Farmers State Bank of Alto Pass, Ill., as Assignor, dated May 7, 2010. The copy of this exhibit filed as Exhibit 2.3 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated herein by reference.

2.4	Limited Warranty Deed granted by Farmers State Bank of Alto Pass, Ill., to German American Bancorp, dated May 7, 2010. The copy of this exhibit filed as Exhibit 2.4 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated herein by reference.

2.5	Agreement and Plan of Reorganization by and among the Registrant, American Community Bancorp, Inc., Bank of Evansville, and German American Bancorp, dated October 4, 2010, as amended by First Amendment of Agreement and Plan of Reorganization dated October 27, 2010. The copy of this exhibit included as Annex A to the proxy statement/prospectus included in Amendment No. 1 to the Registrant’s Registration Statement on Form S-4, filed November 15, 2010 (File No. 333-170068) is incorporated herein by reference. Schedules identified in the list of Schedules to this Agreement are not filed as part of this Exhibit, but the Registrant agrees to furnish to the Commission supplementally any omitted schedule upon request.

3.1	Restatement of the Articles of Incorporation of the Registrant is incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on 8-K filed July 1, 2011.

3.2	Restated Bylaws of German American Bancorp, Inc., as amended and restated July 27, 2009. The copy of this exhibit filed as Exhibit 3 to the current report on Form 8-K of the Registrant filed July 31, 2009 is incorporated herein by reference.

4.1	No long-term debt instrument issued by the Registrant exceeds 10% of consolidated total assets or is registered. In accordance with paragraph 4 (iii) of Item 601(b) of Regulation S-K, the Registrant will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.

4.2	Terms of Common Shares and Preferred Shares of the Registrant (included in Restatement of Articles of Incorporation) are incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on 8-K filed July 1, 2011.

90

4.3	Indenture dated as of April 30, 2009 by and between Wells Fargo Bank, N.A. and German American Bancorp, Inc., including Exhibit A thereto the form of the certificate for the 8% redeemable subordinated debentures due 2019 issued thereunder. This exhibit is incorporated by reference from Exhibit 4 to the Registrant’s Current Report on Form 8-K filed May 4, 2009.

4.4	Specimen stock certificate for Common Shares of the Registrant is incorporated by reference from Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed October 21, 2010.

10.1*	The Registrant’s 1992 Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.1 to the Registrant’s Registration Statement on Form S-4 filed October 14, 1998.

10.2*	Amendment to 1992 Stock Option Plan effective April 1, 2012, is incorporated by reference from Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

10.3*	Form of Director Deferred Compensation Agreement between The German American Bank and certain of its Directors is incorporated herein by reference from Exhibit 10.4 to the Registrant’s Registration Statement on Form S-4 filed January 21, 1993 (the Agreement entered into by former director George W. Astrike, a copy of which was filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-4 filed January 21, 1993, is substantially identical to the Agreements entered into by the other Directors, some of whom remain directors of the Registrant). The schedule following such Exhibit 10.4 lists the Agreements with the other Directors and sets forth the material detail in which such Agreements differ from the Agreement filed as such Exhibit 10.4.

10.4*	The Registrant’s 1999 Long-Term Equity Incentive Plan, as amended through February 22, 2008 is incorporated by reference from Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007.

10.5*	Basic Plan Document for the Registrant’s Nonqualified Savings Plan is incorporated by reference from Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.6*	Adoption Agreement for the Registrant’s Nonqualified Savings Plan dated August 17, 2004, is incorporated by reference from Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.7*	First Amendment to the Registrant’s Nonqualified Savings Plan dated August 17, 2004, is incorporated by reference from Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.8*	Form of Employee Stock Option Agreement (new grant, five-year expiration, five year 20% vesting) typically issued during 2005 and prior periods to executive officers and other key employees as incentives, is incorporated by reference from Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.9*	Form of Employee Stock Option Agreement (Replacement Grant) typically issued during 2005 and prior periods to persons who exercise other stock options using common shares as payment for the exercise price (one year vesting), is incorporated by reference from Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

91

10.10*	Form of Non-Employee Director Stock Option Agreement (new grant, ten year expiration, no vesting) that in prior periods was typically issued to non-employee members of the Board of Directors as part of annual director fee retainer (not Incentive Stock Option for tax purposes), is incorporated by reference from Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.11*	Form of Employee Director Stock Option Agreement (new grant, ten year expiration, no vesting) that in prior periods was typically issued to employee members of the Board of Directors as part of annual director fee retainer (intended to be Incentive Stock Option for tax purposes), is incorporated by reference from Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2010.

10.12*	Description of Director Compensation Arrangements for the 12 month period ending at the 2011 Annual Reorganizational Meeting of the Board of Directors is incorporated by reference from Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed January 4, 2011.

10.13*	Description of Director Compensation Arrangements for the 12 month period ending at 2012 Annual Reorganization Meeting of the Board of Directors is incorporated by reference from the description included in Exhibit 10.1 to the Registrant’s Quarterly Report for the quarter ended June 30, 2011.

10.14*	Descriptions of Director Compensation Arrangements for the 12 month period ending at 2013 Annual Reorganization Meeting of the Board of Directors are incorporated by reference from the descriptions included in Exhibit 5.02 of the Registrant’s Current Report on Form 8-K filed June 29, 2012, and in Exhibit 5.02 of the Registrant’s Current Report on Form 8-K filed December 21, 2012.

10.15*	Description of Executive Management Incentive Plan for 2010 (awards payable in 2011) is incorporated by reference from the description contained in Item 5.02 of the Registrant’s Current Report on Form 8-K filed March 5, 2010.

10.16*	Description of Executive Management Incentive Plan for 2011 (awards payable in 2012) is incorporated by reference from the description contained in Item 5.02 of the Registrant’s Current Report on Form 8-K filed March 5, 2011.

10.17*	Description of Executive Management Incentive Plan for 2012 is incorporated by reference from the description included in Exhibit 5.02 of the Registrant’s Current Report on Form 8-K filed May 4, 2012.

10.18*	Executive Supplemental Retirement Income Agreement dated October 1, 1996, between First Federal Bank, F.S.B. and Bradley M. Rust, as amended by a First Amendment between Bradley M. Rust and the Registrant dated December 30, 2008, is incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report for the year ended December 31, 2009.

10.19*	Form of Restricted Stock Award Agreement that evidences the terms of awards of restricted stock grants and related cash entitlements granted under the 2009 Long-Term Equity Incentive Plan, is incorporated by reference from Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

10.20*+	Form of Restricted Stock Award Agreement that evidences the terms of awards of restricted stock grants granted under the 2009 Long-Term Equity Incentive Plan to certain Directors in December 2012.

92

10.21*	Resolutions of Stock Option Committee of Board of Directors of the Registrant amending outstanding stock options by accelerating in full all vesting periods and exercise date restrictions and terminating replacement stock option privileges in connection with future option exercises, adopted by written consent effective December 29, 2005, is incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

10.22*	Description of special bonus paid to Kenneth Sendelweck in June 2012, is incorporated by reference from the description included in Exhibit 5.02 of the Registrant’s Current Report on Form 8-K filed June 4, 2012.

10.23	Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of December 29, 2006, by and between JPMorgan Chase Bank, N.A., and German American Bancorp, Inc., is incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

10.24	Agreed Upon Terms and Procedures dated December 29, 2006, executed and delivered by German American Bancorp, Inc. to JPMorgan Chase Bank, N.A. Inc., is incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

10.25	Amendment to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of December 29, 2006, by and between JPMorgan Chase Bank, N.A., and German American Bancorp, Inc., dated September 28, 2007, is incorporated by reference from Exhibit 99 to the Registrant’s Current Report on 8-K filed October 1, 2007.

10.26	Second Amendment to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of December 29, 2006, by and between JPMorgan Chase Bank, N.A. and German American Bancorp, Inc., dated September 30, 2008, is incorporated by reference from Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

10.27	Third Amendment dated March 20, 2009, to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of December 29, 2006, by and between JPMorgan Chase Bank, N.A. and German American Bancorp, Inc., is incorporated by reference from Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

10.28	Fourth Amendment to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of December 10, 2009, by and between JPMorgan Chase Bank, N.A., and German American Bancorp, Inc. is incorporated by reference from Exhibit 99 to the Registrant’s Current Report on Form 8-K filed December 15, 2009.

10.29	Fifth Amendment to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of November 23, 2010, by and between JPMorgan Chase Bank, N.A., and German American Bancorp, Inc. is incorporated by reference from Exhibit 99 to the Registrant’s Current Report on Form 8-K filed November 29, 2010.

10.30	Sixth Amendment to Second Amended and Restated Loan and Subordinated Debenture Purchase Agreement dated as of October 31, 2011, by and between JPMorgan Chase Bank, N.A., and German American Bancorp, Inc. Inc., is incorporated by reference to Exhibit 10.27 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011.

93

10.31*	German American Bancorp, Inc., 2009 Long Term Equity Incentive Plan. This exhibit is incorporated by reference from Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (No. 333-160749) filed July 23, 2009.

10.32*	German American Bancorp, Inc., 2009 Employee Stock Purchase Plan. This exhibit is incorporated by reference from Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (No. 333-160749) filed July 23, 2009.

10.33	Agreement and Plan of Reorganization by and among the Registrant, American Community Bancorp, Inc., Bank of Evansville, and German American Bancorp, dated October 4, 2010, as amended by First Amendment of Agreement and Plan of Reorganization dated October 27, 2010. The copy of this exhibit included as Annex A to the proxy statement/prospectus included in Amendment No. 1 to the Registrant’s Registration Statement on Form S-4, filed November 15, 2010 (File No. 333-170068) is incorporated herein by reference.

21+	Subsidiaries of the Registrant

23+	Consent of Crowe Horwath LLP

31.1+	Sarbanes-Oxley Act of 2002, Section 302 Certification for President and Chief Executive Officer.

31.2+	Sarbanes-Oxley Act of 2002, Section 302 Certification for Executive Vice President (Principal Financial Officer).

32.1+	Sarbanes-Oxley Act of 2002, Section 906 Certification for President and Chief Executive Officer.

32.2+	Sarbanes-Oxley Act of 2002, Section 906 Certification for Executive Vice President (Principal Financial Officer).

101++	The following materials from German American Bancorp, Inc.’s Form 10-K Report for the annual period ended December 31, 2012, formatted in XBRL: (i) the Consolidated Balance Sheet, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statement of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders’ Equity and (v) the Notes to Consolidated Financial Statements.

*	Exhibits that describe or evidence all management contracts or compensatory plans or arrangements required to be filed as exhibits to this Report are indicated by an asterisk.
+	Exhibits that are filed with this Report (other than through incorporation by reference to other disclosures or exhibits) are indicated by a plus sign.
++	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are furnished and not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

GERMAN AMERICAN BANCORP, INC. WILL FURNISH TO ANY SHAREHOLDER AS OF MARCH 1, 2013 A COPY OF ANY OF THE ABOVE-LISTED EXHIBITS UPON THE PAYMENT OF A CHARGE OF $.50 PER PAGE IN ORDER TO DEFRAY ITS EXPENSES IN PROVIDING SUCH EXHIBIT. SUCH REQUEST SHOULD BE ADDRESSED TO GERMAN AMERICAN BANCORP, INC., ATTN: TERRI A. ECKERLE, SHAREHOLDER RELATIONS, P.O. BOX 810, JASPER, INDIANA, 47546.

94

Annex E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period Ended June 30, 2013

Commission File Number 001-15877

German American Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Indiana	35-1547518
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

711 Main Street, Jasper, Indiana 47546

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (812) 482-1314

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

YES ☐ NO ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at August 1, 2013
Common Shares, no par value	12,666,836

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

Information included in or incorporated by reference in this Quarterly Report on Form 10-Q, our other filings with the Securities and Exchange Commission (the “SEC”) and our press releases or other public statements, contains or may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Please refer to the discussions of our forward-looking statements and associated risks in our annual report on Form 10-K for the year ended December 31, 2012, in Item 1, “Business – Forward-Looking Statements and Associated Risks” and our discussion of risk factors in Item 1A, “Risk Factors” of that annual report on Form 10-K, as updated from time to time in our subsequent SEC filings, including by Item 2 of Part I of this Report (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) at the conclusion of that Item 2 under the heading “Forward-Looking Statements and Associated Risks.”

*****

3

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited, dollars in thousands except share and per share data)

	June 30,	December 31,
	2013	2012

ASSETS
Cash and Due from Banks	$28,390	$41,624
Federal Funds Sold and Other Short-term Investments	10,105	7,463
Cash and Cash Equivalents	38,495	49,087

Interest-bearing Time Deposits with Banks	1,253	2,707
Securities Available-for-Sale, at Fair Value	612,569	587,602
Securities Held-to-Maturity, at Cost (Fair value of $271 and $351 on June 30, 2013 and December 31, 2012, respectively)	268	346

Loans Held-for-Sale, at Fair Value	19,435	16,641

Loans	1,245,705	1,207,901
Less: Unearned Income	(2,741)	(3,035)
Allowance for Loan Losses	(15,263)	(15,520)
Loans, Net	1,227,701	1,189,346

Stock in FHLB of Indianapolis and Other Restricted Stock, at Cost	8,340	8,340
Premises, Furniture and Equipment, Net	36,702	36,554
Other Real Estate	1,560	1,645
Goodwill	18,865	18,865
Intangible Assets	1,977	2,692
Company Owned Life Insurance	30,701	30,223
Accrued Interest Receivable and Other Assets	12,746	62,252
TOTAL ASSETS	$2,010,612	$2,006,300

LIABILITIES
Non-interest-bearing Demand Deposits	$331,571	$349,174
Interest-bearing Demand, Savings, and Money Market Accounts	982,665	962,574
Time Deposits	327,673	329,183
Total Deposits	1,641,909	1,640,931

FHLB Advances and Other Borrowings	175,640	161,006
Accrued Interest Payable and Other Liabilities	11,202	19,337
TOTAL LIABILITIES	1,828,751	1,821,274

SHAREHOLDERS’ EQUITY
Preferred Stock, no par value; 500,000 shares authorized, no shares issued	—	—
Common Stock, no par value, $1 stated value; 30,000,000 shares authorized	12,667	12,637
Additional Paid-in Capital	95,766	95,617
Retained Earnings	74,967	66,421
Accumulated Other Comprehensive Income (Loss)	(1,539)	10,351
TOTAL SHAREHOLDERS’ EQUITY	181,861	185,026
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,010,612	$2,006,300
End of period shares issued and outstanding	12,666,936	12,636,656

See accompanying notes to consolidated financial statements.

4

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited, dollars in thousands except per share data)

	Three Months Ended
	June 30,
	2013	2012
INTEREST INCOME
Interest and Fees on Loans	$15,035	$15,513
Interest on Federal Funds Sold and Other Short-term Investments	13	40
Interest and Dividends on Securities:
Taxable	2,771	3,421
Non-taxable	639	589
TOTAL INTEREST INCOME	18,458	19,563

INTEREST EXPENSE
Interest on Deposits	1,154	1,855
Interest on FHLB Advances and Other Borrowings	592	1,059
TOTAL INTEREST EXPENSE	1,746	2,914

NET INTEREST INCOME	16,712	16,649
Provision for Loan Losses	(200)	391
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,912	16,258

NON-INTEREST INCOME
Trust and Investment Product Fees	814	664
Service Charges on Deposit Accounts	1,050	1,017
Insurance Revenues	1,379	1,358
Company Owned Life Insurance	217	266
Interchange Fee Income	513	460
Other Operating Income	861	316
Net Gains on Sales of Loans	809	676
Net Gains on Securities	467	76
TOTAL NON-INTEREST INCOME	6,110	4,833

NON-INTEREST EXPENSE
Salaries and Employee Benefits	7,627	6,828
Occupancy Expense	1,099	1,061
Furniture and Equipment Expense	748	724
FDIC Premiums	260	283
Data Processing Fees	349	321
Professional Fees	525	587
Advertising and Promotion	516	396
Intangible Amortization	348	422
Other Operating Expenses	1,789	1,801
TOTAL NON-INTEREST EXPENSE	13,261	12,423

Income before Income Taxes	9,761	8,668
Income Tax Expense	3,229	2,701
NET INCOME	$6,532	$5,967

Basic Earnings Per Share	$0.52	$0.47
Diluted Earnings Per Share	$0.52	$0.47

Dividends Per Share	$0.15	$0.14

See accompanying notes to consolidated financial statements.

5

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited, dollars in thousands except per share data)

	Six Months Ended
	June 30,
	2013	2012
INTEREST INCOME
Interest and Fees on Loans	$29,920	$31,298
Interest on Federal Funds Sold and Other Short-term Investments	23	73
Interest and Dividends on Securities:
Taxable	5,612	6,747
Non-taxable	1,273	1,172
TOTAL INTEREST INCOME	36,828	39,290

INTEREST EXPENSE
Interest on Deposits	2,388	3,901
Interest on FHLB Advances and Other Borrowings	1,503	2,128
TOTAL INTEREST EXPENSE	3,891	6,029

NET INTEREST INCOME	32,937	33,261
Provision for Loan Losses	150	1,081
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	32,787	32,180

NON-INTEREST INCOME
Trust and Investment Product Fees	1,631	1,360
Service Charges on Deposit Accounts	2,005	1,952
Insurance Revenues	3,163	2,749
Company Owned Life Insurance	483	510
Interchange Fee Income	943	891
Other Operating Income	1,152	689
Net Gains on Sales of Loans	1,563	1,389
Net Gains on Securities	1,080	94
TOTAL NON-INTEREST INCOME	12,020	9,634

NON-INTEREST EXPENSE
Salaries and Employee Benefits	15,411	14,148
Occupancy Expense	2,204	2,153
Furniture and Equipment Expense	1,493	1,404
FDIC Premiums	515	580
Data Processing Fees	702	435
Professional Fees	1,186	1,192
Advertising and Promotion	1,006	769
Intangible Amortization	715	864
Other Operating Expenses	3,491	3,471
TOTAL NON-INTEREST EXPENSE	26,723	25,016

Income before Income Taxes	18,084	16,798
Income Tax Expense	5,743	5,229
NET INCOME	$12,341	$11,569

Basic Earnings Per Share	$0.98	$0.92
Diluted Earnings Per Share	$0.97	$0.92

Dividends Per Share	$0.30	$0.28

See accompanying notes to consolidated financial statements.

6

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited, dollars in thousands)

	Three Months Ended
	June 30,
	2013	2012

NET INCOME	$6,532	$5,967

Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Securities
Unrealized Holding Gain (Loss) Arising During the Period	(14,651)	1,154
Reclassification Adjustment for Losses (Gains) Included in Net Income	(467)	(76)
Tax Effect	5,464	(374)
Net of Tax	(9,654)	704

Total Other Comprehensive Income (Loss)	(9,654)	704

COMPREHENSIVE INCOME (LOSS)	$(3,122)	$6,671

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2013	2012

NET INCOME	$12,341	$11,569

Other Comprehensive Income (Loss):
Unrealized Gains (Losses) on Securities
Unrealized Holding Gain (Loss) Arising During the Period	(17,753)	1,885
Reclassification Adjustment for Losses (Gains) Included in Net Income	(1,080)	(94)
Tax Effect	6,943	(612)
Net of Tax	(11,890)	1,179

Total Other Comprehensive Income (Loss)	(11,890)	1,179

COMPREHENSIVE INCOME	$451	$12,748

See accompanying notes to consolidated financial statements.

7

GERMAN AMERICAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$12,341	$11,569
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:
Net Amortization on Securities	1,731	2,258
Depreciation and Amortization	2,224	2,499
Loans Originated for Sale	(99,547)	(77,713)
Proceeds from Sales of Loans Held-for-Sale	98,490	91,927
Provision for Loan Losses	150	1,081
Gain on Sale of Loans, net	(1,563)	(1,389)
Gain on Securities, net	(1,080)	(94)
Loss on Sales of Other Real Estate and Repossessed Assets	253	70
Gain on Disposition and Impairment of Premises and Equipment	(70)	(2)
Increase in Cash Surrender Value of Company Owned Life Insurance	(478)	(503)
Equity Based Compensation	170	308
Change in Assets and Liabilities:
Interest Receivable and Other Assets	3,529	5,068
Interest Payable and Other Liabilities	(1,648)	673
Net Cash from Operating Activities	14,502	35,752

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Maturity of Other Short-term Investments	1,445	2,240
Proceeds from Maturities, Calls, Redemptions of Securities Available-for-Sale	81,734	61,373
Proceeds from Sales of Securities Available-for-Sale	100,721	51,395
Purchase of Securities Available-for-Sale	(180,647)	(197,985)
Proceeds from Maturities of Securities Held-to-Maturity	78	344
Purchase of Loans	(712)	—
Proceeds from Sales of Loans	2,000	—
Loans Made to Customers, net of Payments Received	(40,420)	(25,871)
Proceeds from Sales of Other Real Estate	459	246
Property and Equipment Expenditures	(1,606)	(1,108)
Proceeds from Sales of Property and Equipment	88	1
Net Cash from Investing Activities	(36,860)	(109,365)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in Deposits	986	47,070
Change in Short-term Borrowings	35,371	22,156
Advances in Long-term Debt	30,000	—
Repayments of Long-term Debt	(50,805)	(10,050)
Issuance of Common Stock	9	15
Dividends Paid	(3,795)	(3,531)
Net Cash from Financing Activities	11,766	55,660

Net Change in Cash and Cash Equivalents	(10,592)	(17,953)
Cash and Cash Equivalents at Beginning of Year	49,087	61,103
Cash and Cash Equivalents at End of Period	$38,495	$43,150

Cash Paid During the Period for
Interest	$4,349	$6,308
Income Taxes	6,609	1,934

Supplemental Non Cash Disclosures
Loans Transferred to Other Real Estate	$626	$2,223
Accounts Receivable Transferred to Securities	(45,803)	(43,167)

See accompanying notes to consolidated financial statements.

8

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 1 – Basis of Presentation

German American Bancorp, Inc. operates primarily in the banking industry. The accounting and reporting policies of German American Bancorp, Inc. and its subsidiaries conform to U.S. generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all such adjustments are of a normal recurring nature. It is suggested that these consolidated financial statements and notes be read in conjunction with the financial statements and notes thereto in the German American Bancorp, Inc. December 31, 2012 Annual Report on Form 10-K.

Note 2 – Per Share Data

The computations of Basic Earnings per Share and Diluted Earnings per Share are as follows:

	Three Months Ended
	June 30,
	2013	2012
Basic Earnings per Share:
Net Income	$6,532	$5,967
Weighted Average Shares Outstanding	12,666,315	12,627,715
Basic Earnings per Share	$0.52	$0.47

Diluted Earnings per Share:
Net Income	$6,532	$5,967

Weighted Average Shares Outstanding	12,666,315	12,627,715
Potentially Dilutive Shares, Net	16,812	10,811
Diluted Weighted Average Shares Outstanding	12,683,127	12,638,526
Diluted Earnings per Share	$0.52	$0.47

For the three months ended June 30, 2013 and 2012, there were no anti-dilutive shares.

The computations of Basic Earnings per Share and Diluted Earnings per Share are as follows:

	Six Months Ended
	June 30,
	2013	2012
Basic Earnings per Share:
Net Income	$12,341	$11,569
Weighted Average Shares Outstanding	12,654,146	12,614,075
Basic Earnings per Share	$0.98	$0.92

Diluted Earnings per Share:
Net Income	$12,341	$11,569

Weighted Average Shares Outstanding	12,654,146	12,614,075
Potentially Dilutive Shares, Net	17,560	14,003
Diluted Weighted Average Shares Outstanding	12,671,706	12,628,078
Diluted Earnings per Share	$0.97	$0.92

For the six months ended June 30, 2013 and 2012, there were no anti-dilutive shares.

9

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 3 – Securities

The amortized cost, unrealized gross gains and losses recognized in accumulated other comprehensive income (loss), and fair value of Securities Available-for-Sale at June 30, 2013 and December 31, 2012, were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Securities Available-for-Sale:	Cost	Gains	Losses	Value

June 30, 2013
U.S. Treasury and Agency Securities	$23,257	$22	$(918)	$22,361
Obligations of State and Political Subdivisions	76,710	2,585	(530)	78,765
Mortgage-backed Securities - Residential	513,751	5,624	(8,696)	510,679
Equity Securities	684	80	—	764
Total	$614,402	$8,311	$(10,144)	$612,569

December 31, 2012
U.S. Treasury and Agency Securities	$23,570	$40	$(138)	$23,472
Obligations of State and Political Subdivisions	71,352	5,145	(12)	76,485
Mortgage-backed Securities - Residential	475,452	11,505	(45)	486,912
Equity Securities	684	49	—	733
Total	$571,058	$16,739	$(195)	$587,602

Equity securities that do not have readily determinable fair values are included in the above totals, are carried at historical cost and are evaluated for impairment on a periodic basis. All mortgage-backed securities in the above table are residential mortgage-backed securities and guaranteed by government sponsored entities.

The carrying amount, unrecognized gains and losses and fair value of Securities Held-to-Maturity at June 30, 2013 and December 31, 2012, were as follows:

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
Securities Held-to-Maturity:	Amount	Gains	Losses	Value

June 30, 2013
Obligations of State and Political Subdivisions	$268	$3	$—	$271

December 31, 2012
Obligations of State and Political Subdivisions	$346	$5	$—	$351

The amortized cost and fair value of Securities at June 30, 2013 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay certain obligations with or without call or prepayment penalties. Mortgage-backed and Equity Securities are not due at a single maturity date and are shown separately.

	Amortized	Fair
	Cost	Value
Securities Available-for-Sale:
Due in one year or less	$4,582	$4,616
Due after one year through five years	12,828	13,138
Due after five years through ten years	55,349	55,605
Due after ten years	27,208	27,767
Mortgage-backed Securities - Residential	513,751	510,679
Equity Securities	684	764
Totals	$614,402	$612,569

10

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 3 – Securities (continued)

	Carrying	Fair
	Amount	Value
Securities Held-to-Maturity:
Due in one year or less	$—	$—
Due after one year through five years	268	271
Due after five years through ten years	—	—
Due after ten years	—	—
Totals	$268	$271

Proceeds from the sales of Available-for-Sale Securities are summarized below:

	Three Months	Three Months
	Ended	Ended
	June 30, 2013	June 30, 2012
Proceeds from Sales and Calls	$25,972	$9,247
Gross Gains on Sales and Calls	467	76
Income Taxes on Gross Gains	163	27

	Six Months	Six Months
	Ended	Ended
	June 30, 2013	June 30, 2012
Proceeds from Sales and Calls	$100,721	$51,395
Gross Gains on Sales and Calls	1,080	94
Income Taxes on Gross Gains	378	33

Below is a summary of securities with unrealized losses as of June 30, 2013 and December 31, 2012, presented by length of time the securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
June 30, 2013
U.S. Treasury and Agency Securities	$19,082	$(918)	$—	$—	$19,082	$(918)
Obligations of State and Political Subdivisions	15,329	(530)	—	—	15,329	(530)
Mortgage-backed Securities - Residential	286,907	(8,696)	—	—	286,907	(8,696)
Equity Securities	—	—	—	—	—	—
Total	$321,318	$(10,144)	$—	$—	$321,318	$(10,144)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
December 31, 2012
U.S. Treasury and Agency Securities	$19,862	$(138)	$—	$—	$19,862	$(138)
Obligations of State and Political Subdivisions	1,042	(12)	—	—	1,042	(12)
Mortgage-backed Securities - Residential	18,323	(45)	—	—	18,323	(45)
Equity Securities	—	—	—	—	—	—
Total	$39,227	$(195)	$—	$—	$39,227	$(195)

Securities are written down to fair value when a decline in fair value is not considered temporary. In estimating other-than-temporary losses, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The Company doesn’t intend to sell or expect to be required to sell these securities, and the decline in fair value is largely due to changes in market interest rates, therefore, the Company does not consider these securities to be other-than-temporarily impaired. All mortgage-backed securities in the Company’s portfolio are guaranteed by government sponsored entities, are investment grade, and are performing as expected.

11

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 4 – Derivatives

The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of these interest rate swaps and the offsetting counterparty derivative instruments were $18.0 million at June 30, 2013 and $6.0 million at December 31, 2012. These interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions with approved, reputable, independent counterparties with substantially matching terms. The agreements are considered stand alone derivatives and changes in the fair value of derivatives are reported in earnings as non-interest income.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company’s exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. There are provisions in the agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, the Company minimizes credit risk through credit approvals, limits, and monitoring procedures.

The following table reflects the fair value hedges included in the Consolidated Balance Sheets as of:

	June 30, 2013		December 31, 2012
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value

Included in Other Assets:
Interest Rate Swaps	$18,044	$508	$6,051	$187

Included in Other Liabilities:
Interest Rate Swaps	$18,044	$355	$6,051	$178

The following tables present the effect of derivative instruments on the Consolidated Statements of Income for the periods presented:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2013	2012	2013	2012

Interest Rate Swaps:
Included in Interest Income / (Expense)	$—	$—	$—	$—
Included in Other Income / (Expense)	549	—	551	—

Note 5 – Loans

Loans were comprised of the following classifications at June 30, 2013 and December 31, 2012:

	June 30,	December 31,
	2013	2012
Commercial:
Commercial and Industrial Loans and Leases	$346,375	$335,373
Commercial Real Estate Loans	508,675	488,496
Agricultural Loans	175,958	179,906
Retail:
Home Equity Loans	73,232	74,437
Consumer Loans	46,186	41,103
Residential Mortgage Loans	95,279	88,586
Subtotal	1,245,705	1,207,901
Less: Unearned Income	(2,741)	(3,035)
Allowance for Loan Losses	(15,263)	(15,520)
Loans, Net	$1,227,701	$1,189,346

12

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The following table presents the activity in the allowance for loan losses by portfolio class for the three months ending June 30, 2013 and 2012:

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
June 30, 2013
Beginning Balance	$4,753	$8,879	$766	$118	$189	$300	$729	$15,734
Provision for Loan Losses	(452)	(53)	51	196	43	(16)	31	(200)
Recoveries	10	27	—	—	16	1	—	54
Loans Charged-off	(53)	(217)	—	(1)	(49)	(5)	—	(325)
Ending Balance	$4,258	$8,636	$817	$313	$199	$280	$760	$15,263

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
June 30, 2012
Beginning Balance	$4,460	$9,234	$751	$204	$196	$441	$480	$15,766
Provision for Loan Losses	312	(202)	139	(17)	83	(8)	84	391
Recoveries	4	7	—	—	33	7	—	51
Loans Charged-off	(69)	(307)	—	(6)	(85)	(49)	—	(516)
Ending Balance	$4,707	$8,732	$890	$181	$227	$391	$564	$15,692

The following table presents the activity in the allowance for loan losses by portfolio class for the six months ending June 30, 2013 and 2012:

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
June 30, 2013
Beginning Balance	$4,555	$8,931	$989	$141	$214	$186	$504	$15,520
Provision for Loan Losses	(257)	(47)	(172)	237	36	97	256	150
Recoveries	13	78	—	—	71	3	—	165
Loans Charged-off	(53)	(326)	—	(65)	(122)	(6)	—	(572)
Ending Balance	$4,258	$8,636	$817	$313	$199	$280	$760	$15,263

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
June 30, 2012
Beginning Balance	$3,493	$9,297	$926	$258	$190	$402	$746	$15,312
Provision for Loan Losses	1,273	(144)	(36)	(30)	129	71	(182)	1,081
Recoveries	49	26	—	1	64	9	—	149
Loans Charged-off	(108)	(447)	—	(48)	(156)	(91)	—	(850)
Ending Balance	$4,707	$8,732	$890	$181	$227	$391	$564	$15,692

13

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

In determining the adequacy of the allowance for loan loss, general allocations are made for other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present unique risk of loss. General allocations of the allowance are primarily made based on a three-year historical average for loan losses for these portfolios, judgmentally adjusted for economic factors and portfolio trends. For 2012, the Company utilized a 4 quarter rolling historical loan loss average. Beginning in 2013, management deemed a rolling 12 quarter historical loan loss average to be more indicative of the inherent losses in the Company’s loan portfolio in the current economic environment than the 4 quarter average. This change in methodology resulted in an increase to the required loan loss allowance of approximately $280.

Loan impairment is reported when full repayment under the terms of the loan is not expected. This methodology is used for all loans, including loans acquired with deteriorated credit quality. For purchased loans, the assessment is made at the time of acquisition as well as over the life of loan. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio class and based on impairment method as of June 30, 2013 and December 31, 2012:

		Commercial
		and
		Industrial	Commercial		Home		Residential
		Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Total	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated
June 30, 2013
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated for Impairment	$4,158	$496	$3,662	$—	$—	$—	$—	$—
Collectively Evaluated for Impairment	10,955	3,762	4,824	817	313	199	280	760
Acquired with Deteriorated Credit Quality	150	—	150	—	—	—	—	—
Total Ending Allowance Balance	$15,263	$4,258	$8,636	$817	$313	$199	$280	$760

Loans:
Loans Individually Evaluated for Impairment	$10,923	$2,511	$7,467	$945	$—	$—	$—	$—
Loans Collectively Evaluated for Impairment	1,229,900	342,557	495,213	177,017	73,486	46,175	95,452	—
Loans Acquired with Deteriorated Credit Quality	9,851	2,231	7,333	—	—	140	147	—
Total Ending Loans Balance (1)	$1,250,674	$347,299	$510,013	$177,962	$73,486	$46,315	$95,599	$—

(1) Total recorded investment in loans includes $4,969 in accrued interest.

14

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

		Commercial
		and
		Industrial	Commercial		Home		Residential
		Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Total	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated
December 31, 2012
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated for Impairment	$5,323	$1,279	$3,894	$150	$—	$—	$—	$—
Collectively Evaluated for Impairment	10,109	3,208	5,017	839	141	214	186	504
Acquired with Deteriorated Credit Quality	88	68	20	—	—	—	—	—
Total Ending Allowance Balance	$15,520	$4,555	$8,931	$989	$141	$214	$186	$504

Loans:
Loans Individually Evaluated for Impairment	$12,520	$2,547	$7,550	$2,423	$—	$—	$—	$—
Loans Collectively Evaluated for Impairment	1,189,729	331,920	473,209	180,152	74,699	41,083	88,666	—
Loans Acquired with Deteriorated Credit Quality	11,174	1,840	9,037	—	—	148	149	—
Total Ending Loans Balance (1)	$1,213,423	$336,307	$489,796	$182,575	$74,699	$41,231	$88,815	$—

(1) Total recorded investment in loans includes $5,522 in accrued interest.

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2013 and December 31, 2012:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
June 30, 2013
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,975	$1,995	$—
Commercial Real Estate Loans	3,674	1,894	—
Agricultural Loans	937	946	—
Subtotal	6,586	4,835	—
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	566	516	496
Commercial Real Estate Loans	6,011	5,925	3,812
Agricultural Loans	—	—	—
Subtotal	6,577	6,441	4,308
Total	$13,163	$11,276	$4,308

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$—	$—	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$439	$353	$150

(1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

15

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
December 31, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$108	$87	$—
Commercial Real Estate Loans	4,312	2,154	—
Agricultural Loans	2,126	2,137	—
Subtotal	6,546	4,378	—
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,642	2,581	1,347
Commercial Real Estate Loans	5,579	5,418	3,914
Agricultural Loans	285	286	150
Subtotal	8,506	8,285	5,411
Total	$15,052	$12,663	$5,411

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$45	$25	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$155	$118	$88

(1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

The following table presents loans individually evaluated for impairment by class of loans including purchase credit impaired loans that subsequently result in additional allowance for loan losses for the three month period ended June 30, 2013 and 2012:

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
June 30, 2013
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,993	$—	$—
Commercial Real Estate Loans	2,196	—	—
Agricultural Loans	2,041	127	168
Subtotal	6,230	127	168
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	522	1	1
Commercial Real Estate Loans	6,276	6	4
Agricultural Loans	—	—	—
Subtotal	6,798	7	5
Total	$13,028	$134	$173

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$80	$—	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$363	$1	$1

16

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
June 30, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$100	$1	$1
Commercial Real Estate Loans	6,166	1	1
Agricultural Loans	145	2	2
Subtotal	6,411	4	4
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,795	2	2
Commercial Real Estate Loans	6,546	5	5
Agricultural Loans	—	—	—
Subtotal	9,341	7	7
Total	$15,752	$11	$11

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$1,029	$1	$1
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$205	$—	$—

The following table presents loans individually evaluated for impairment by class of loans including purchase credit impaired loans that subsequently result in additional allowance for loan losses for the six month period ended June 30, 2013 and 2012:

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
June 30, 2013
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,052	$—	$1
Commercial Real Estate Loans	2,183	—	—
Agricultural Loans	2,231	175	184
Subtotal	5,466	175	185
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	1,528	2	2
Commercial Real Estate Loans	6,042	11	9
Agricultural Loans	—	—	—
Subtotal	7,570	13	11
Total	$13,036	$188	$196

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$55	$—	$—
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$314	$1	$1

17

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
June 30, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$377	$2	$2
Commercial Real Estate Loans	5,858	5	5
Agricultural Loans	73	2	2
Subtotal	6,308	9	9
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,818	3	3
Commercial Real Estate Loans	6,914	11	9
Agricultural Loans	—	—	—
Subtotal	9,732	14	12
Total	$16,040	$23	$21

Loans Acquired With Deteriorated Credit Quality With No Related Allowance Recorded (Included in the Total Above)	$212	$1	$1
Loans Acquired With Deteriorated Credit Quality With An Additional Allowance Recorded (Included in the Total Above)	$77	$—	$—

All classes of loans, including loans acquired with deteriorated credit quality, are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. For purchased loans, the determination is made at the time of acquisition as well as over the life of the loan. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

The following table presents the recorded investment in non-accrual loans and loans past due 90 days or more still on accrual by class of loans as of June 30, 2013 and December 31, 2012:

			Loans Past Due
			90 Days or More
	Non-Accrual		& Still Accruing
	2013	2012	2013	2012

Commercial and Industrial Loans and Leases	$478	$2,480	$—	$—
Commercial Real Estate Loans	7,404	7,275	—	—
Agricultural Loans	14	—	102	—
Home Equity Loans	267	178	—	—
Consumer Loans	194	167	—	—
Residential Mortgage Loans	153	257	—	—
Total	$8,510	$10,357	$102	$—
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$474	$148	$—	$—

18

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The following table presents the aging of the recorded investment in past due loans by class of loans as of June 30, 2013 and December 31, 2012:

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
June 30, 2013
Commercial and Industrial Loans and Leases	$347,299	$302	$119	$429	$850	$346,449
Commercial Real Estate Loans	510,013	206	40	1,657	1,903	508,110
Agricultural Loans	177,962	—	—	116	116	177,846
Home Equity Loans	73,486	336	98	267	701	72,785
Consumer Loans	46,315	207	27	53	287	46,028
Residential Mortgage Loans	95,599	2,672	643	153	3,468	92,131
Total (1)	$1,250,674	$3,723	$927	$2,675	$7,325	$1,243,349
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$9,851	$—	$—	$—	$—	$9,851

(1) Total recorded investment in loans includes $4,969 in accrued interest.

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
December 31, 2012
Commercial and Industrial Loans and Leases	$336,307	$436	$133	$448	$1,017	$335,290
Commercial Real Estate Loans	489,796	1,352	—	2,063	3,415	486,381
Agricultural Loans	182,575	42	14	—	56	182,519
Home Equity Loans	74,699	177	48	178	403	74,296
Consumer Loans	41,231	431	23	18	472	40,759
Residential Mortgage Loans	88,815	2,070	495	257	2,822	85,993
Total (1)	$1,213,423	$4,508	$713	$2,964	$8,185	$1,205,238
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$11,174	$—	$120	$—	$120	$11,054

(1) Total recorded investment in loans includes $5,522 in accrued interest.

Troubled Debt Restructurings:

In certain instances, the Company may choose to restructure the contractual terms of loans. A troubled debt restructuring occurs when the Bank grants a concession to the borrower that it would not otherwise consider due to a borrower’s financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification. This evaluation is performed under the Company’s internal underwriting policy. The Company uses the same methodology for loans acquired with deteriorated credit quality as for all other loans when determining whether the loan is a troubled debt restructuring.

During the six months ended June 30, 2013 and the year ended December 31, 2012, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. There were no troubled debt restructurings for the six months ended June 30, 2013 and the year ended December 31, 2012 for loans acquired with deteriorated credit quality at the time of acquisition.

19

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The following table presents the recorded investment of troubled debt restructurings by class of loans as of June 30, 2013 and December 31, 2012:

	Total	Performing	Non-Accrual(1)
June 30, 2013
Commercial and Industrial Loans and Leases	$2,455	$2,033	$422
Commercial Real Estate Loans	4,521	395	4,126
Total	$6,976	$2,428	$4,548

	Total	Performing	Non-Accrual(1)
December 31, 2012
Commercial and Industrial Loans and Leases	$2,461	$66	$2,395
Commercial Real Estate Loans	6,031	304	5,727
Total	$8,492	$370	$8,122

(1) The non-accrual troubled debt restructurings are included in the Non-Accrual Loan table presented on previous page.

The Company has committed to lending an additional amount of $34 as of June 30, 2013 to customers with outstanding loans that are classified as troubled debt restructurings. The Company had not committed to lending any additional amounts as of December 31, 2012 to customers with outstanding loans that are classified as troubled debt restructurings.

The following table presents loans by class modified as troubled debt restructurings that occurred during the three months ending June 30, 2013 and 2012:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
June 30, 2013
Commercial and Industrial Loans and Leases	—	$—	$—
Commercial Real Estate Loans	1	81	118
Total	1	$81	$118

The troubled debt restructurings described above decreased the allowance for loan losses by $210 and resulted in charge-offs of $0 during the three months ending June 30, 2013.

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
June 30, 2012
Commercial and Industrial Loans and Leases	—	$—	$—
Commercial Real Estate Loans	—	—	—
Total	—	$—	$—

The troubled debt restructurings described above increased the allowance for loan losses by $0 and resulted in charge-offs of $0 during the three months ending June 30, 2012.

20

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The following table presents loans by class modified as troubled debt restructurings that occurred during the six months ending June 30, 2013 and 2012:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
June 30, 2013
Commercial and Industrial Loans and Leases	—	$—	$—
Commercial Real Estate Loans	1	81	118
Total	1	$81	$118

The troubled debt restructurings described above decreased the allowance for loan losses by $210 and resulted in charge-offs of $0 during the six months ending June 30, 2013.

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
June 30, 2012
Commercial and Industrial Loans and Leases	—	$—	$—
Commercial Real Estate Loans	—	—	—
Total	—	$—	$—

The troubled debt restructurings described above increased the allowance for loan losses by $0 and resulted in charge-offs of $0 during the six months ending June 30, 2012.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the three months ending June 30, 2013 and 2012:

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
June 30, 2013
Commercial and Industrial Loans and Leases	—	$—
Commercial Real Estate Loans	—	—
Total	—	$—

The troubled debt restructurings that subsequently defaulted described above resulted in no change to the allowance for loan losses and no charge-offs during the three months ending June 30, 2013.

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
June 30, 2012
Commercial and Industrial Loans and Leases	—	$—
Commercial Real Estate Loans	—	—
Total	—	$—

The troubled debt restructurings that subsequently defaulted described above resulted in no change to the allowance for loan losses and no charge-offs during the three months ending June 30, 2012.

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

21

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the six months ending June 30, 2013 and 2012:

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
June 30, 2013
Commercial and Industrial Loans and Leases	—	$—
Commercial Real Estate Loans	—	—
Total	—	$—

The troubled debt restructurings that subsequently defaulted described above resulted in no change to the allowance for loan losses and no charge-offs during the six months ending June 30, 2013.

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment
June 30, 2012
Commercial and Industrial Loans and Leases	1	$565
Commercial Real Estate Loans	1	292
Total	2	$857

The troubled debt restructurings that subsequently defaulted described above resulted in no change to the allowance for loan losses and charge-offs of $108 during the six months ending June 30, 2012.

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company classifies loans as to credit risk by individually analyzing loans. This analysis includes commercial and industrial loans, commercial real estate loans, and agricultural loans with an outstanding balance greater than $100. This analysis is typically performed on at least an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

22

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100 or are included in groups of homogeneous loans. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
	Pass	Mention	Substandard	Doubtful	Total
June 30, 2013
Commercial and Industrial Loans and Leases	$319,137	$16,894	$11,268	$—	$347,299
Commercial Real Estate Loans	472,008	19,207	18,798	—	510,013
Agricultural Loans	174,218	2,596	1,148	—	177,962
Total	$965,363	$38,697	$31,214	$—	$1,035,274
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$318	$3,525	$5,721	$—	$9,564

		Special
	Pass	Mention	Substandard	Doubtful	Total
December 31, 2012
Commercial and Industrial Loans and Leases	$307,997	$14,441	$13,869	$—	$336,307
Commercial Real Estate Loans	446,639	21,338	21,819	—	489,796
Agricultural Loans	176,730	2,855	2,990	—	182,575
Total	$931,366	$38,634	$38,678	$—	$1,008,678
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$319	$3,220	$7,338	$—	$10,877

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For home equity, consumer and residential mortgage loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in home equity, consumer and residential mortgage loans based on payment activity as of June 30, 2013 and December 31, 2012:

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
June 30, 2013
Performing	$73,219	$46,121	$95,446
Nonperforming	267	194	153
Total	$73,486	$46,315	$95,599
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$—	$140	$147

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
December 31, 2012
Performing	$74,521	$41,064	$88,558
Nonperforming	178	167	257
Total	$74,699	$41,231	$88,815
Loans Acquired With Deteriorated Credit Quality (Included in the Total Above)	$—	$148	$149

23

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 5 – Loans (continued)

The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investment of those loans is as follows:

June 30, 2013

Commercial and Industrial Loans	$2,231
Commercial Real Estate Loans	7,333
Home Equity Loans	—
Consumer Loans	140
Residential Mortgage Loans	147
Total	$9,851

Carrying amount, Net of Allowance of $150	$9,701

December 31, 2012

Commercial and Industrial Loans	$1,840
Commercial Real Estate Loans	9,037
Home Equity Loans	—
Consumer Loans	148
Residential Mortgage Loans	149
Total	$11,174

Carrying amount, Net of Allowance of $88	$11,086

Accretable yield, or income expected to be collected, is as follows:

	June 30, 2013	June 30, 2012

Balance at April 1	$208	$630
New Loans Purchased	—	—
Accretion of Income	(234)	(241)
Reclassifications from Non-accretable Difference	208	—
Charge-off of Accretable Yield	—	—
Balance at June 30	$182	$389

Accretable yield, or income expected to be collected, is as follows:

	June 30, 2013	June 30, 2012

Balance at January 1	$170	$967
New Loans Purchased	—	—
Accretion of Income	(446)	(784)
Reclassifications from Non-accretable Difference	458	206
Charge-off of Accretable Yield	—	—
Balance at June 30	$182	$389

For those purchased loans disclosed above, the Company increased the allowance for loan losses by $70 during the three months ended June 30, 2013. For those purchased loans disclosed above, the Company increased the allowance for loan losses by $61 during the six months ended June 30, 2013. For those purchased loans disclosed above, the Company did not increase the allowance for loan losses during the three and six months ended June 30, 2012. No allowances for loan losses were reversed during the same periods.

24

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 6 – Segment Information

The Company’s operations include three primary segments: core banking, trust and investment advisory services, and insurance operations. The core banking segment involves attracting deposits from the general public and using such funds to originate consumer, commercial and agricultural, commercial and agricultural real estate, and residential mortgage loans, primarily in the Company’s local markets. The core banking segment also involves the sale of residential mortgage loans in the secondary market. The trust and investment advisory services segment involves providing trust, investment advisory, and brokerage services to customers. The insurance segment offers a full range of personal and corporate property and casualty insurance products, primarily in the Company’s banking subsidiary’s local markets.

The core banking segment is comprised by the Company’s banking subsidiary, German American Bancorp, which operated through 35 banking offices at June 30, 2013. Net interest income from loans and investments funded by deposits and borrowings is the primary revenue for the core-banking segment. The trust and investment advisory services segment’s revenues are comprised primarily of fees generated by German American Financial Advisors & Trust Company. These fees are derived by providing trust, investment advisory, and brokerage services to its customers. The insurance segment primarily consists of German American Insurance, Inc., which provides a full line of personal and corporate insurance products. Commissions derived from the sale of insurance products are the primary source of revenue for the insurance segment.

The following segment financial information has been derived from the internal financial statements of German American Bancorp, Inc., which are used by management to monitor and manage the financial performance of the Company. The accounting policies of the three segments are the same as those of the Company. The evaluation process for segments does not include holding company income and expense. Holding company amounts are the primary differences between segment amounts and consolidated totals, and are reflected in the column labeled “Other” below, along with amounts to eliminate transactions between segments.

		Trust and
		Investment
	Core	Advisory			Consolidated
Three Months Ended	Banking	Services	Insurance	Other	Totals
June 30, 2013
Net Interest Income	$17,004	$6	$5	$(303)	$16,712
Net Gains on Sales of Loans	809	—	—	—	809
Net Gains on Securities	467	—	—	—	467
Trust and Investment Product Fees	1	813	—	—	814
Insurance Revenues	6	6	1,367	—	1,379
Noncash Items:
Provision for Loan Losses	(200)	—	—	—	(200)
Depreciation and Amortization	973	8	106	38	1,125
Income Tax Expense (Benefit)	3,626	(24)	40	(413)	3,229
Segment Profit (Loss)	6,833	(41)	27	(287)	6,532
Segment Assets at June 30, 2013	2,019,229	11,548	8,395	(28,560)	2,010,612

25

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 6 – Segment Information (continued)

		Trust and
		Investment
	Core	Advisory			Consolidated
Three Months Ended	Banking	Services	Insurance	Other	Totals
June 30, 2012
Net Interest Income	$17,163	$7	$10	$(531)	$16,649
Net Gains on Sales of Loans	676	—	—	—	676
Net Gains on Securities	76	—	—	—	76
Trust and Investment Product Fees	2	663	—	(1)	664
Insurance Revenues	6	9	1,343	—	1,358
Noncash Items:
Provision for Loan Losses	391	—	—	—	391
Depreciation and Amortization	1,095	5	105	38	1,243
Income Tax Expense (Benefit)	2,980	(10)	66	(335)	2,701
Segment Profit (Loss)	6,227	(20)	89	(329)	5,967
Segment Assets at December 31, 2012	2,006,992	11,551	8,333	(20,576)	2,006,300

		Trust and
		Investment
	Core	Advisory			Consolidated
Six Months Ended	Banking	Services	Insurance	Other	Totals
June 30, 2013
Net Interest Income	$33,768	$11	$12	$(854)	$32,937
Net Gains on Sales of Loans	1,563	—	—	—	1,563
Net Gains on Securities	1,080	—	—	—	1,080
Trust and Investment Product Fees	4	1,628	—	(1)	1,631
Insurance Revenues	15	19	3,129	—	3,163
Noncash Items:
Provision for Loan Losses	150	—	—	—	150
Depreciation and Amortization	1,923	15	211	75	2,224
Income Tax Expense (Benefit)	6,370	(26)	187	(788)	5,743
Segment Profit (Loss)	12,681	(49)	238	(529)	12,341
Segment Assets at June 30, 2013	2,019,229	11,548	8,395	(28,560)	2,010,612

		Trust and
		Investment
	Core	Advisory			Consolidated
Six Months Ended	Banking	Services	Insurance	Other	Totals
June 30, 2012
Net Interest Income	$34,304	$10	$17	$(1,070)	$33,261
Net Gains on Sales of Loans	1,389	—	—	—	1,389
Net Gains on Securities	94	—	—	—	94
Trust and Investment Product Fees	3	1,359	—	(2)	1,360
Insurance Revenues	16	27	2,706	—	2,749
Noncash Items:
Provision for Loan Losses	1,081	—	—	—	1,081
Depreciation and Amortization	2,204	10	210	75	2,499
Income Tax Expense (Benefit)	5,855	(58)	106	(674)	5,229
Segment Profit (Loss)	12,159	(97)	145	(638)	11,569
Segment Assets at December 31, 2012	2,006,992	11,551	8,333	(20,576)	2,006,300

26

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 7 – Stock Repurchase Plan

On April 26, 2001 the Company announced that its Board of Directors approved a stock repurchase program for up to 607,754 of the outstanding Common Shares of the Company. Shares may be purchased from time to time in the open market and in large block privately negotiated transactions. The Company is not obligated to purchase any shares under the program, and the program may be discontinued at any time before the maximum number of shares specified by the program is purchased. The Board of Directors established no expiration date for this program. As of June 30, 2013, the Company had purchased 334,965 shares under the program. No shares were purchased under the program during the three and six months ended June 30, 2013 and 2012.

Note 8 – Equity Plans and Equity Based Compensation

The Company maintains three equity incentive plans under which stock options, restricted stock, and other equity incentive awards can be granted. At June 30, 2013, the Company has reserved 481,791 shares of Common Stock (as adjusted for subsequent stock dividends and subject to further customary anti-dilution adjustments) for the purpose of issuance pursuant to outstanding and future grants of options, restricted stock, and other equity awards to officers, directors and other employees of the Company.

For the three and six months ended June 30, 2013 and 2012, the Company granted no options, and accordingly, recorded no stock option expense related to option grants during the three and six months ended June 30, 2013 and 2012. The Company recorded no other stock compensation expense applicable to options during the three and six months ended June 30, 2013 and 2012 because all outstanding options were fully vested prior to 2007. In addition, there was no unrecognized option expense as all outstanding options were fully vested prior to June 30, 2013 and 2012.

During the periods presented, awards of long-term incentives were granted in the form of restricted stock. Awards that were granted to management under a management incentive plan were granted in tandem with cash credit entitlements (typically in the form of 50% restricted stock grants and 50% cash credit entitlements). The management restricted stock grants and tandem cash credit entitlements awarded in 2013 will vest in three equal installments of 33.3% with the first annual vesting on December 5th of the year of the grant and on December 5th of the next two succeeding years. The management restricted stock grants and tandem cash credit entitlements awarded in 2012 were subject to forfeiture in the event that the recipient of the grant did not continue employment with the Company through December 5th of the year of grant, at which time they generally vest 100 percent. Awards that were granted to directors as additional retainer for their services in December 2012 do not include any cash credit entitlement. These director restricted stock grants are subject to forfeiture in the event that the recipient of the grant does not continue in service as a director of the Company through December 5th of the year after grant or do not satisfy certain meeting attendance requirements, at which time they generally vest 100 percent. For measuring compensation costs, restricted stock awards are valued based upon the market value of the common shares on the date of grant. During the three months ended June 30, 2013 and 2012, the Company granted no shares of restricted stock. During the six months ended June 30, 2013 and 2012, the Company granted awards of 29,170 and 30,019 shares of restricted stock, respectively.

27

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 8 – Equity Plans and Equity Based Compensation (continued)

The following table presents expense recorded for restricted stock and cash entitlements as well as the related tax effect for the periods presented:

	Three Months Ended
	June 30,
	2013	2012
Restricted Stock Expense	$85	$141
Cash Entitlement Expense	54	133
Tax Effect	(56)	(111)
Net of Tax	$83	$163

	Six Months Ended
	June 30,
	2013	2012
Restricted Stock Expense	$170	$308
Cash Entitlement Expense	108	293
Tax Effect	(112)	(243)
Net of Tax	$166	$358

Unrecognized expense associated with the restricted stock grants and cash entitlements totaled $1,112 and $601 as of June 30, 2013 and 2012, respectively.

The Company maintains an Employee Stock Purchase Plan whereby eligible employees have the option to purchase the Company’s common stock at a discount. The purchase price of the shares under this Plan has been set at 95% of the fair market value of the Company’s common stock as of the last day of the plan year. The plan provides for the purchase of up to 500,000 shares of common stock, which the Company may obtain by purchases on the open market or from private sources, or by issuing authorized but unissued common shares. Funding for the purchase of common stock is from employee and Company contributions.

The Employee Stock Purchase Plan is not considered compensatory. There was no expense recorded for the employee stock purchase plan during the three and six months ended June 30, 2013 and 2012, nor was there any unrecognized compensation expense as of June 30, 2013 and 2012 for the Employee Stock Purchase Plan.

Note 9 – Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

28

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Level 3 pricing is obtained from a third-party based upon similar trades that are not traded frequently without adjustment by the Company. At June 30, 2013, the Company held $11.8 million in Level 3 securities which consist of $11.4 million of non-rated Obligations of State and Political Subdivisions and $353 thousand of equity securities that are not actively traded. Absent the credit rating, significant assumptions must be made such that the credit risk input becomes an unobservable input and thus these securities are reported by the Company in a Level 3 classification.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: Fair values for impaired collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value in the cost to replace the current property. Value of market comparison approach evaluates the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investors required return. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Comparable sales adjustments are based on known sales prices of similar type and similar use properties and duration of time that the property has been on the market to sell. Such adjustments made in the appraisal process are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of the Company’s Risk Management Area reviews the assumptions and approaches utilized in the appraisal. In determining the value of impaired collateral dependent loans and other real estate owned, significant unobservable inputs may be used which include: physical condition of comparable properties sold, net operating income generated by the property and investor rates of return.

Other Real Estate: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate (ORE) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property utilizing similar techniques as discussed above for Impaired Loans, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, impairment loss is recognized.

Loans Held-for-Sale: The fair values of loans held for sale are determined by using quoted prices for similar assets, adjusted for specific attributes of that loan resulting in a Level 2 classification.

29

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements at June 30, 2013 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
U.S. Treasury and Agency Securities	$—	$22,361	$—	$22,361
Corporate Securities	—	—	—	—
Obligations of State and
Political Subdivisions	—	67,326	11,439	78,765
Mortgage-backed Securities-Residential	—	510,679	—	510,679
Equity Securities	411	—	353	764
Total Securities	$411	$600,366	$11,792	$612,569

Loans Held-for-Sale	$—	$19,435	$—	$19,435

Derivatives	$—	$508	$—	$508

Financial Liabilities Derivatives	$—	$355	$—	$355

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
U.S. Treasury and Agency Securities	$—	$23,472	$—	$23,472
Corporate Securities	—	—	—	—
Obligations of State and
Political Subdivisions	—	64,316	12,169	76,485
Mortgage-backed Securities-Residential	—	486,912	—	486,912
Equity Securities	380	—	353	733
Total Securities	$380	$574,700	$12,522	$587,602

Loans Held-for-Sale	$—	$16,641	$—	$16,641

Derivatives	$—	$187	$—	$187

Financial Liabilities Derivatives	$—	$178	$—	$178

There were no transfers between Level 1 and Level 2 for the three and six month periods ended June 30, 2013 and December 31, 2012.

At June 30, 2013, the aggregate fair value of the Loans Held-for-Sale was $19,435, aggregate contractual principal balance was $19,197 with a difference of $238. At December 31, 2012, the aggregate fair value of the Loans Held-for-Sale was $16,641, aggregate contractual principle balance was $16,413 with a difference of $228.

30

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2013 and 2012:

	Obligations of State
	and Political
	Subdivisions		Equity Securities		Corporate Securities
	2013	2012	2013	2012	2013	2012

Balance of Recurring Level 3 Assets at March 31	$11,728	$4,075	$353	$353	$—	$—
Total Gains or Losses (realized/unrealized)
Included in Earnings	(129)	51	—	—	—	—
Maturities / Calls	(160)	—	—	—	—	—
Purchases	—	7,665	—	—	—	—
Balance of Recurring Level 3 Assets at June 30	$11,439	$11,791	$353	$353	$—	$—

	Obligations of State
	and Political
	Subdivisions		Equity Securities		Corporate Securities
	2013	2012	2013	2012	2013	2012

Balance of Recurring Level 3 Assets at December 31	$12,169	$4,772	$353	$353	$—	$1,005
Total Gains or Losses (realized/unrealized)
Included in Earnings	(150)	51	—	—	—	—
Maturities / Calls	(580)	(697)	—	—	—	(1,005)
Purchases	—	7,665	—	—	—	—
Balance of Recurring Level 3 Assets at June 30	$11,439	$11,791	$353	$353	$—	$—

Of the total gain/loss included in earnings for the three and six months ended June 30, 2013, $129 and $150 was attributable to other changes in fair value, respectively. The three and six months ended June 30, 2013 included no gain/loss attributable to interest income on securities. Of the total gain/loss included in earnings for the three and six months ended June 30, 2012, $51 was attributable to other changes in fair value for both periods presented. The three and six months ended June 30, 2012 included no gain/loss attributable to interest income on securities.

The fair value for nineteen obligations of state and political subdivisions with a fair value of $7.665 million as of June 30, 2012 were placed into Level 3 at the time of purchase because quoted prices or market prices of similar securities were not available. These fair values were calculated using discounted cash flows or other market indicators. Level 3 pricing was obtained from a third-party based upon similar trades that are not traded frequently without adjustment by the Company.

31

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at June 30, 2013 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Impaired Loans with Specific Allocations
Commercial and Industrial Loans	$—	$—	$20	$20
Commercial Real Estate Loans	—	—	2,101	2,101
Agricultural Loans	—	—	—	—
Other Real Estate
Commercial Real Estate	—	—	723	723

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Impaired Loans with Specific Allocations
Commercial and Industrial Loans	$—	$—	$1,231	$1,231
Commercial Real Estate Loans	—	—	1,497	1,497
Agricultural Loans	—	—	135	135
Other Real Estate
Commercial Real Estate	—	—	150	150

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $6,429 with a valuation allowance of $4,308, resulting in an additional provision for loan losses of $270 and $379 for the three and six months ended June 30, 2013. Impaired loans resulted in a decreased provision for loan losses of $200 for the three months ended June 30, 2012 and an additional provision for loan losses of $633 for the six months ended June 30, 2012. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $8,274 with a valuation allowance of $5,411, resulting in an additional provision for loan losses of $2,230 for the year ended December 31, 2012.

Other Real Estate which is measured at the lower of carrying or fair value less costs to sell had a carrying value of $723 at June 30, 2013. A charge to earnings through Other Operating Income of $94 and $301 was included in the three and six months ended June 30, 2013, respectively. No charge to earnings was included in the three or six months ended June 30, 2012. Other Real Estate which is measured at the lower of carrying or fair value less costs to sell had a carrying value of $150 at December 31, 2012.

32

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at June 30, 2013:

				Range
		Valuation		(Weighted
	Fair Value	Technique(s)	Unobservable Input(s)	Average)
Impaired Loans - Commercial and Industrial Loans	$20	Sales comparison approach	Adjustment for differences between the comparable sales	10%-90% (22)%

Impaired Loans - Commercial Real Estate Loans	$2,101	Sales comparison approach Income approach Cost approach	Adjustment for physical condition of comparable properties sold Adjustment for net operating income generated by the property Adjustment for investor rates of return	15%-78% (57)%

Other Real Estate - Commercial Real Estate Loans	$723	Sales comparison approach Income approach Cost approach	Adjustment for physical condition of comparable properties sold Adjustment for net operating income generated by the Property Adjustment for investor rates of return	2%-50% (29)%

The carrying amounts and estimated fair values of the Company’s financial instruments not previously presented are provided in the table below for the periods ending June 30, 2013 and December 31, 2012. Not all of the Company’s assets and liabilities are considered financial instruments, and therefore are not included in the table. Because no active market exists for a significant portion of the Company’s financial instruments, fair value estimates were based on subjective judgments, and therefore cannot be determined with precision.

		Fair Value Measurements at
		June 30, 2013 Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and Short-term Investments	$39,748	$28,390	$11,358	$—	$39,748
Securities Held-to-Maturity	268	—	271	—	271
FHLB Stock and Other Restricted Stock	8,340	N/A	N/A	N/A	N/A
Loans, Net	1,225,580	—	—	1,233,278	1,233,278
Accrued Interest Receivable	6,886	—	1,762	5,124	6,886
Financial Liabilities:
Demand, Savings, and Money Market Deposits	(1,314,236)	(1,314,236)	—	—	(1,314,236)
Time Deposits	(327,673)	—	(330,899)	—	(330,899)
Short-term Borrowings	(106,905)	—	(106,905)	—	(106,905)
Long-term Debt	(68,735)	—	(64,982)	(4,771)	(69,753)
Accrued Interest Payable	(817)	—	(741)	(76)	(817)
Unrecognized Financial Instruments:
Commitments to Extend Credit	—	—	—	—	—
Standby Letters of Credit	—	—	—	—	—
Commitments to Sell Loans	—	—	—	—	—

33

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

		Fair Value Measurements at
		December 31, 2012 Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and Short-term Investments	$51,794	$41,624	$10,170	$—	$51,794
Securities Held-to-Maturity	346	—	351	—	351
FHLB Stock and Other Restricted Stock	8,340	N/A	N/A	N/A	N/A
Loans, Net	1,186,483	—	—	1,199,566	1,199,566
Accrued Interest Receivable	7,419	—	1,893	5,526	7,419
Financial Liabilities:
Demand, Savings, and Money Market Deposits	(1,311,748)	(1,311,748)	—	—	(1,311,748)
Time Deposits	(329,183)	—	(333,170)	—	(333,170)
Short-term Borrowings	(71,534)	—	(71,534)	—	(71,534)
Long-term Debt	(89,472)	—	(66,892)	(28,872)	(95,764)
Accrued Interest Payable	(1,275)	—	(829)	(446)	(1,275)
Unrecognized Financial Instruments:
Commitments to Extend Credit	—	—	—	—	—
Standby Letters of Credit	—	—	—	—	—
Commitments to Sell Loans	—	—	—	—	—

Cash and Short-Term Investments:

The carrying amount of cash and short-term investments approximate fair values and are classified as Level 1 or Level 2.

Securities Held-to-Maturity:

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

FHLB Stock and Other Restricted Stock:

It is not practical to determine the fair values of FHLB stock and other restricted stock due to restrictions placed on their transferability.

Loans:

Fair values of loans, excluding loans held for sale and collateral dependent impaired loans having a specific allowance allocation, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued as described previously. The methods utilized to estimate fair value of loans do not necessarily represent an exit price.

Accrued Interest Receivable:

The carrying amount of accrued interest approximates fair value resulting in a Level 2 or Level 3 classification consistent with the asset they are associated with.

Deposits:

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate time deposits are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Short-term Borrowings:

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings, generally maturing within ninety days, approximate their fair values resulting in a Level 2 classification.

34

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 9 – Fair Value (continued)

Long-Term Debt:

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

The fair values of the Company’s subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Accrued Interest Payable:

The carrying amount of accrued interest approximates fair value resulting in a Level 2 or Level 3 classification consistent with the liability they are associated with.

Off-balance Sheet Instruments:

Commitments to extend credit and standby letters of credit are generally short-term or variable rate with minimal fees charged. These instruments have no carrying value, and the fair value is not material. The fair value of commitments to sell loans is the cost or benefit of settling the commitments with the counter-party at the reporting date. At June 30, 2013 and December 31, 2012, none of the Company’s commitments to sell loans were mandatory, and there is no cost or benefit to settle these commitments.

NOTE 10 – Other Comprehensive Income (Loss)

The table below summarizes the changes in accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013, net of tax:

	Unrealized
	Gains and	Defined
	Losses on	Benefit
	Available-for-	Pension	Postretirement
	Sale Securities	Items	Benefit Items	Total
Beginning Balance	$8,407	$(231)	$(61)	$8,115
Other Comprehensive Income (Loss) Before Reclassification	(9,376)	—	—	(9,376)
Amounts Reclassified from Accumulated
Other Comprehensive Income (Loss)	(278)	—	—	(278)
Net Current Period Other Comprehensive Income (Loss)	(9,654)	—	—	(9,654)
Ending Balance	$(1,247)	$(231)	$(61)	$(1,539)

The table below summarizes the changes in accumulated other comprehensive income (loss) by component for the six months ended June 30, 2013, net of tax:

	Unrealized
	Gains and	Defined
	Losses on	Benefit
	Available-for-	Pension	Postretirement
	Sale Securities	Items	Benefit Items	Total
Beginning Balance	$10,643	$(231)	$(61)	$10,351
Other Comprehensive Income (Loss) Before Reclassification
Amounts Reclassified from Accumulated
Other Comprehensive Income (Loss)	(643)	—	—	(643)
Net Current Period Other Comprehensive Income (Loss)	(11,890)	—	—	(11,890)
Ending Balance	$(1,247)	$(231)	$(61)	$(1,539)

35

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

NOTE 10 – Other Comprehensive Income (Loss) (continued)

The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013:

	Amount Reclassified From
Details about Accumulated Other	Accumulated Other	Affected Line Item in the Statement
Comprehensive Income (Loss) Components	Comprehensive Income (Loss)	Where Net Income is Presented

Unrealized Gains and Losses on Available-for-Sale Securities	$467	Net Gain on Securities
	189	Income Tax Expense
	278	Net of Tax

Total Reclassifications for the Period	$278

 The table below summarizes the classifications out of accumulated other comprehensive income (loss) by component for the six months ended June 30, 2013:

	Amount Reclassified From
Details about Accumulated Other	Accumulated Other	Affected Line Item in the Statement
Comprehensive Income (Loss) Components	Comprehensive Income (Loss)	Where Net Income is Presented

Unrealized Gains and Losses on Available-for-Sale Securities	$1,080	Net Gain on Securities
	437	Income Tax Expense
	643	Net of Tax

Total Reclassifications for the Period	$643

Note 11 – Subsequent Event

On July 23, 2013 the Company entered into a definitive agreement to acquire United Commerce Bancorp, Inc. (“United Commerce”), through the merger of United Commerce with and into the Company, and the merger of United Commerce’s sole banking subsidiary, United Commerce Bank, into the Company’s subsidiary bank, German American Bancorp. United Commerce Bank operates two banking offices in Bloomington, Indiana. United Commerce’s consolidated assets and equity (unaudited) as of June 30, 2013 totaled $127.7 million and $14.0 million, respectively, and its consolidated net income (unaudited) totaled $373,000 for the six-month period ended June 30, 2013.

The Company owns approximately 4.6% of the outstanding common stock of United Commerce as of June 30, 2013.

Under the terms of the Merger Agreement, United Commerce common shareholders will receive shares of German American common stock at an exchange ratio of .5456 to .6667 shares of German American for each United Commerce share (with the exact number to be fixed at closing based on German American’s pre-closing market price) in a tax free exchange, plus a cash payment of $1.75 per United Commerce share. This cash payment is subject to reduction to the extent that United Commerce’s consolidated common shareholders’ equity is not maintained at or above a certain level through the time of closing.

Based on United Commerce’s number of common shares currently outstanding, and assuming that German American’s shares trade during the specified valuation period prior to closing at an average price more than $22.90 per share and that the consolidated common shareholders equity of United Commerce is maintained above the specified pricing level, German American expects to issue upon completion of the merger approximately 503,000 shares of its common stock, and to pay approximately $2.3 million of cash, for all of the issued and outstanding common shares of United Commerce (including an estimated $716,000 of cash payments in cancellation of all the stock options of United Commerce that are now issued and outstanding) that are not now owned by German American.

36

GERMAN AMERICAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(unaudited, dollars in thousands except share and per share data)

Note 11 – Subsequent Event (continued)

Completion of the proposed merger is subject to the approval by shareholders of United Commerce, approval of the appropriate bank regulatory agencies and other terms and conditions. The Company expects (subject to timely satisfaction or waiver of all terms and conditions to closing) that the merger will become effective in the fourth quarter of 2013.

37

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

GERMAN AMERICAN BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

German American Bancorp, Inc. is a financial services holding company based in Jasper, Indiana. The Company’s Common Stock is traded on NASDAQ’s Global Select Market, under the symbol GABC. The principal subsidiary of German American Bancorp, Inc. is its banking subsidiary, German American Bancorp, which operates through 35 banking offices in 13 Southern Indiana counties. German American Bancorp owns a trust, brokerage, and financial planning subsidiary, which operates from its banking offices, and a full line property and casualty insurance agency with seven insurance agency offices throughout its market area.

Throughout this Management’s Discussion and Analysis, as elsewhere in this report, when we use the term “Company,” we will usually be referring to the business and affairs (financial and otherwise) of the Company and its subsidiaries and affiliates as a whole. Occasionally, we will refer to the term “parent company” or “holding company” when we mean to refer to only German American Bancorp, Inc.

This section presents an analysis of the consolidated financial condition of the Company as of June 30, 2013 and December 31, 2012 and the consolidated results of operations for the three and six months ended June 30, 2013 and 2012. This discussion should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein and with the financial statements and other financial data, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in the Company’s December 31, 2012 Annual Report on Form 10-K.

MANAGEMENT OVERVIEW

This updated discussion should be read in conjunction with the Management Overview that was included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s December 31, 2012 Annual Report on Form 10-K and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

The Company’s second quarter net income totaled $6,532,000, or $0.52 per diluted share, representing an increase of approximately 11% on a per share basis, from the $5,967,000, or $0.47 per diluted share, recorded during the same quarter last year. On a year-to-date basis, 2013 earnings improved to $12,341,000 or $0.97 per diluted share, as compared to $11,569,000, or $0.92 per diluted share for the first six months of 2012 representing an increase of approximately 5% on a per share basis.

The Company’s second quarter and first half of 2013 earnings were positively impacted by lower levels of provision for loan losses as compared with the same periods of 2012. The lower level of provision for loan losses were attributable to improved asset quality for the Company including lower levels of net-charge-offs, decreased non-performing loans, and lower adversely classified assets. The Company’s second quarter and first half of 2013 earnings were also positively impacted by a $1,277,000, or 26%, and $2,386,000, or 25%, increase in the level of non-interest income as compared to the same periods of 2012.

Partially mitigating the improvement in earnings was an increased level of operating expenses largely related to higher salaries and benefits costs. Operating expenses for the second quarter of 2013 increased $838,000, or 7%, and for the first half of 2013 increased $1,707,000, or 7%, as compared to the same periods of 2012.

Net interest income remained relatively stable, an increase of $63,000, in the second quarter of 2013 and a decline of $324,000, or 1%, in the first half of 2013 as compared with the same periods in 2012. The Company’s net interest margin continues to remain under pressure primarily due to the continuance of historically low interest rates. Partially mitigating the net interest margin pressures during 2013 has been the Company’s ability to grow its earning assets and in particular its loan portfolio. Total loans outstanding grew by $49.1 million, or 16%, on an annualized basis in the second quarter of 2013 and $37.8 million, or 6%, on an annualized basis in the first half of 2013.

On July 23, 2013, the Company and United Commerce Bancorp (“United Commerce”) entered into a definitive agreement to merge United Commerce into the Company. Upon completion of the transaction, the Company anticipates merging United Commerce’s subsidiary bank, United Commerce Bank, into the Company’s subsidiary bank, German American Bancorp. United Commerce Bank currently operates two branch locations in the Bloomington, Indiana market. Management believes this in-market transaction will provide an excellent opportunity for the Company to enhance its presence in the Bloomington, Indiana market. The transaction is expected to be completed during the fourth quarter of 2013.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The financial condition and results of operations for German American Bancorp, Inc. presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, and selected financial data appearing elsewhere within this Report, are, to a large degree, dependent upon the Company’s accounting policies. The selection of and application of these policies involve estimates, judgments, and uncertainties that are subject to change. The critical accounting policies and estimates that the Company has determined to be the most susceptible to change in the near term relate to the determination of the allowance for loan losses, the valuation of securities available for sale, and the valuation allowance on deferred tax assets.

Allowance for Loan Losses

The Company maintains an allowance for loan losses to cover probable incurred credit losses at the balance sheet date. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. A provision for loan losses is charged to operations based on management’s periodic evaluation of the necessary allowance balance. Evaluations are conducted at least quarterly and more often if deemed necessary. The ultimate recovery of all loans is susceptible to future market factors beyond the Company’s control.

The Company has an established process to determine the adequacy of the allowance for loan losses. The determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on other classified loans and pools of homogeneous loans, and consideration of past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors, all of which may be susceptible to significant change. The allowance consists of two components of allocations, specific and general. These two components represent the total allowance for loan losses deemed adequate to cover losses inherent in the loan portfolio.

Commercial and agricultural loans are subject to a standardized grading process administered by an internal loan review function. The need for specific reserves is considered for credits when graded substandard or when: (a) the customer’s cash flow or net worth appears insufficient to repay the loan; (b) the loan has been criticized in a regulatory examination; (c) the loan is on non-accrual; or, (d) other reasons where the ultimate collectibility of the loan is in question, or the loan characteristics require special monitoring. Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individual credit that we believe indicates the loan is impaired. Specific allocations on impaired loans are determined by comparing the loan balance to the present value of expected cash flows or expected collateral proceeds. Allocations are also applied to categories of loans not considered individually impaired but for which the rate of loss is expected to be greater than historical averages, including those graded substandard and non-performing consumer or residential real estate loans. Such allocations are based on past loss experience and information about specific borrower situations and estimated collateral values.

General allocations are made for other pools of loans, including non-classified loans, homogeneous portfolios of consumer and residential real estate loans, and loans within certain industry categories believed to present unique risk of loss. General allocations of the allowance are primarily made based on a three-year historical average for loan losses for these portfolios, judgmentally adjusted for economic factors and portfolio trends. For 2012, the Company utilized a 4 quarter rolling historical loan loss average. Beginning in 2013, management deemed a rolling 12 quarter historical loan loss average to be more indicative of the inherent losses in the Company’s loan portfolio in the current economic environment than the 4 quarter average. This change in methodology resulted in an increase to the required loan loss allowance of approximately $280 in the first quarter of 2013.

Due to the imprecise nature of estimating the allowance for loan losses, the Company’s allowance for loan losses includes a minor unallocated component. The unallocated component of the allowance for loan losses incorporates the Company’s judgmental determination of inherent losses that may not be fully reflected in other allocations, including factors such as economic uncertainties, lending staff quality, industry trends impacting specific portfolio segments, and broad portfolio quality trends. Therefore, the ratio of allocated to unallocated components within the total allowance may fluctuate from period to period.

Securities Valuation

Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. Equity securities that do not have readily determinable fair values are carried at cost. Additionally, when securities are deemed to be other than temporarily impaired, a charge will be recorded through earnings; therefore, future changes in the fair value of securities could have a significant impact on the Company’s operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline, the duration of the decline and whether the Company intends to sell or believes it will be required to sell the securities prior to recovery. As of June 30, 2013, gross unrealized losses on the securities available-for-sale portfolio totaled approximately $10,144,000 and gross unrealized gains totaled approximately $8,311,000. As of June 30, 2013, held-to-maturity securities had a gross unrecognized gain of approximately $3,000.

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Income Tax Expense

Income tax expense involves estimates related to the valuation allowance on deferred tax assets and loss contingencies related to exposure from tax examinations.

A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carryback and carryforward periods, including consideration of available tax planning strategies. Tax related loss contingencies, including assessments arising from tax examinations and tax strategies, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. In considering the likelihood of loss, management considers the nature of the contingency, the progress of any examination or related protest or appeal, the views of legal counsel and other advisors, experience of the Company or other enterprises in similar matters, if any, and management’s intended response to any assessment.

RESULTS OF OPERATIONS

Net Income:

Net income for the quarter ended June 30, 2013 totaled $6,532,000, or $0.52 per diluted share, an increase of $565,000 or 9% from the quarter ended June 30, 2012 net income of $5,9674,000, or $0.47 per diluted share. Net income for the six months ended June 30, 2013 totaled $12,341,000, or $0.97 per diluted share, an increase of $772,000 or 7% from the six months ended June 30, 2012 net income of $11,569,000, or $0.92 per diluted share.

Net Interest Income:

Net interest income is the Company’s single largest source of earnings, and represents the difference between interest and fees realized on earning assets, less interest paid on deposits and borrowed funds. Several factors contribute to the determination of net interest income and net interest margin, including the volume and mix of earning assets, interest rates, and income taxes. Many factors affecting net interest income are subject to control by management policies and actions. Factors beyond the control of management include the general level of credit and deposit demand, Federal Reserve Board monetary policy, and changes in tax laws.

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The following table summarizes net interest income (on a tax-equivalent basis). For tax-equivalent adjustments an effective tax rate of 35% was used for all periods presented (1).

	Average Balance Sheet
	(Tax-equivalent basis / dollars in thousands)
	Three Months Ended			Three Months Ended
	June 30, 2013			June 30, 2012
	Principal	Income /	Yield /	Principal	Income /	Yield /
	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Federal Funds Sold and Other
Short-term Investments	$14,806	$13	0.35%	$65,760	$40	0.24%
Securities:
Taxable	556,379	2,771	1.99%	558,788	3,421	2.45%
Non-taxable	77,782	983	5.05%	67,796	905	5.34%
Total Loans and Leases (2)	1,233,024	15,088	4.91%	1,121,425	15,579	5.58%
Total Interest Earning Assets	1,881,991	18,855	4.01%	1,813,769	19,945	4.42%
Other Assets	135,116			137,860
Less: Allowance for Loan Losses	(15,964)			(16,367)
Total Assets	$2,001,143			$1,935,262

Liabilities and Shareholders’ Equity
Interest-bearing Demand, Savings and Money Market Deposits	$1,001,535	$398	0.16%	$963,060	$457	0.19%
Time Deposits	334,412	756	0.91%	364,446	1,398	1.54%
FHLB Advances and Other Borrowings	118,947	592	2.00%	114,932	1,059	3.71%
Total Interest-bearing Liabilities	1,454,894	1,746	0.48%	1,442,438	2,914	0.81%
Demand Deposit Accounts	340,767			298,580
Other Liabilities	16,456			19,516
Total Liabilities	1,812,117			1,760,534
Shareholders’ Equity	189,026			174,728
Total Liabilities and Shareholders’ Equity	$2,001,143			$1,935,262

Cost of Funds			0.37%			0.65%
Net Interest Income		$17,109			$17,031
Net Interest Margin			3.64%			3.77%

(1)	Effective tax rates were determined as though interest earned on the Company’s investments in municipal bonds and loans was fully taxable.
(2)	Loans held-for-sale and non-accruing loans have been included in average loans.

Net interest income increased $63,000 or 0.4% (an increase of $78,000 or 0.5% on a tax-equivalent basis) for the quarter ended June 30, 2013 compared with the same quarter of 2012. The modestly increased level of net interest income during the second quarter of 2013 compared with the second quarter of 2012 was largely driven a higher level of earning assets partially mitigated by a decline in the accretion of loan discounts on acquired loans and a lower net interest margin (expressed as a percentage of average earning assets).

The net interest margin represents tax-equivalent net interest income expressed as a percentage of average earning assets. The tax equivalent net interest margin was 3.64% for the second quarter of 2013 compared to 3.77% during the second quarter of 2012. The yield on earning assets totaled 4.01% during the quarter ended June 30, 2013 compared to 4.42% in the same period of 2012 while the cost of funds (expressed as a percentage of average earning assets) totaled 0.37% during the quarter ended June 30, 2013 compared to 0.65% in the same period of 2012.

The decline in the net interest margin in the second quarter of 2013 compared with the second quarter of 2012 was largely attributable to the continued downward pressure on earning asset yields being driven by a historically low market interest rate environment and a competitive marketplace for lending opportunities. Also contributing to the lower net interest margin was a decline in the accretion of loan discounts on certain acquired loans. Accretion contributed approximately 6 basis points on an annualized basis to the net interest margin in the quarter ended June 30, 2013 compared to approximately 18 basis points during the second quarter of 2012. The decline in the Company’s cost of funds by approximately 28 basis points during the second quarter of 2013 compared to the second quarter 2012 was driven by a continued decline in deposit rates and the redemption of $19.3 million of subordinated debentures with an interest rate of 8% that occurred in the second quarter of 2013.

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Average earning assets increased by approximately $68.2 million for the three months ended June 30, 2013 compared with the same period of 2012. Average loans outstanding increased $111.6 million during the three months ended June 30, 2013 compared with the second quarter of 2012. Average federal funds sold and other short-term investments decreased by $50.9 million during the second quarter of 2013 compared with the same quarter of 2012. The average securities portfolio increased approximately $7.6 million in the three months ended June 30, 2013 compared with the second quarter of 2012. The funding for the increased level of average loans during the second quarter of 2013 compared with the second quarter of 2012 came from the decline in average federal funds sold and an increased level of core deposits (core deposits defined as demand deposits - both interest and non-interest bearing, savings, money market and time deposits in denominations of less than $100,000). The increase in average core deposits totaled $38.3 million during the second quarter of 2013 compared with the second quarter of 2012.

	Average Balance Sheet
	(Tax-equivalent basis / dollars in thousands)
	Six Months Ended			Six Months Ended
	June 30, 2013			June 30, 2012
	Principal	Income /	Yield /	Principal	Income /	Yield /
	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Federal Funds Sold and Other
Short-term Investments	$15,813	$23	0.29%	$62,950	$73	0.23%
Securities:
Taxable	556,893	5,612	2.02%	538,651	6,747	2.50%
Non-taxable	77,398	1,958	5.06%	67,328	1,802	5.36%
Total Loans and Leases (2)	1,222,497	30,024	4.95%	1,117,706	31,427	5.65%
Total Interest Earning Assets	1,872,601	37,617	4.04%	1,786,635	40,049	4.50%
Other Assets	135,833			138,208
Less: Allowance for Loan Losses	(15,858)			(16,133)
Total Assets	$1,992,576			$1,908,710

Liabilities and Shareholders’ Equity
Interest-bearing Demand, Savings
and Money Market Deposits	$983,842	$780	0.16%	$940,241	$983	0.21%
Time Deposits	334,545	1,608	0.97%	364,472	2,918	1.61%
FHLB Advances and Other Borrowings	129,596	1,503	2.34%	116,956	2,128	3.66%
Total Interest-bearing Liabilities	1,447,983	3,891	0.54%	1,421,669	6,029	0.85%
Demand Deposit Accounts	338,631			295,222
Other Liabilities	18,430			19,469
Total Liabilities	1,805,044			1,736,360
Shareholders’ Equity	187,532			172,350
Total Liabilities and Shareholders’ Equity	$1,992,576			$1,908,710

Cost of Funds			0.42%			0.68%
Net Interest Income		$33,726			$34,020
Net Interest Margin			3.62%			3.82%

(1)	Effective tax rates were determined as though interest earned on the Company’s investments in municipal bonds and loans was fully taxable.
(2)	Loans held-for-sale and non-accruing loans have been included in average loans.

Net interest income decreased $324,000 or 1% (a decrease of $294,000 or 1% on a tax-equivalent basis) for the six months ended June 30, 2013 compared with the first six months of 2012. The decreased level of net interest income during the first half of 2013 compared with the first half of 2012 was largely driven by a decline in the accretion of loan discounts on acquired loans, and a lower net interest margin (expressed as a percentage of average earning assets) partially mitigated by a higher level of earning assets.

The tax equivalent net interest margin was 3.62% for the first half of 2013 compared to 3.82% during the first half of 2012. The yield on earning assets totaled 4.04% during the six months ended June 30, 2013 compared to 4.50% in the same period of 2012 while the cost of funds (expressed as a percentage of average earning assets) totaled 0.42% during the first half of 2013 compared to 0.68% in the same period of 2012.

The decline in the net interest margin in the first half of 2013 compared with the first half of 2012 was largely attributable to the continued downward pressure on earning asset yields being driven by a historically low market interest rate environment and a competitive marketplace for lending opportunities. Also contributing to the lower net interest margin was a decline in the accretion of loan discounts on certain acquired loans. Accretion contributed approximately 7 basis points on an annualized basis to the net interest margin in the six months ended June 30, 2013 compared to approximately 18 basis points during the first half of 2012. The decline in the Company’s cost of funds by approximately 26 basis points during the first half of 2013 compared to the first half 2012 was largely driven by a continued decline in deposit rates and also attributable to the repayment of $19.3 million of subordinated debentures with an interest rate of 8% that occurred in the second quarter of 2013.

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Average earning assets increased by approximately $86.0 million for the six months ended June 30, 2013 compared with the same period of 2012. Average loans outstanding increased $104.8 million during the six months ended June 30, 2013 compared with the first half of 2012. Average federal funds sold and other short-term investments decreased by $47.1 million during the first half of 2013 compared with the same period of 2012. The average securities portfolio increased approximately $28.3 million in the six months ended June 30, 2013 compared with the first half of 2012.

Provision for Loan Losses:

The Company provides for loan losses through regular provisions to the allowance for loan losses. The provision is affected by net charge-offs on loans and changes in specific and general allocations of the allowance. During the quarter ended June 30, 2013, the Company recognized a negative $200,000 provision for loan loss which represented a decrease of $591,000 from the second quarter of 2012 provision of $391,000. The provision for loan losses totaled $150,000 for the six months ended June 30, 2013, a decrease of $931,000, or 86%, compared to the provision of $1,081,000 during the six months ended June 30, 2012. The decline in the provision for loan losses in the three and six month periods ended June 30, 2013 compared with the same periods of 2012 was attributable to a reduced level of net charge-offs, lower levels of non-performing loans, and a lower level of adversely classified loans.

Net charge-offs totaled $271,000 or 0.09% on an annualized basis of average loans outstanding during the three months ended June 30, 2013, compared with $465,000 or 0.17% on an annualized basis of average loans outstanding during the same period of 2012. During the six months ended June 30, 2013, the annualized provision for loan losses represented 0.02% of average loans outstanding compared with 0.19% on an annualized basis of average loans outstanding during the first half of 2012. Net charge-offs totaled $407,000 or 0.07% on an annualized basis of average loans outstanding during the six months ended June 30, 2013, compared with $701,000 or 0.13% on an annualized basis of average loans outstanding during the same period of 2012.

The provision for loan losses made during the three and six months ended June 30, 2013 was made at a level deemed necessary by management to absorb estimated, probable incurred losses in the loan portfolio. A detailed evaluation of the adequacy of the allowance for loan losses is completed quarterly by management, the results of which are used to determine provision for loan losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.

Non-interest Income:

During the quarter ended June 30, 2013, non-interest income totaled $6,110,000, an increase of $1,277,000, or 26%, compared with the second quarter of 2012.

			Change from
Non-interest Income	Three Months		Prior Period
(dollars in thousands)	Ended June 30,		Amount	Percent
	2013	2012	Change	Change
Trust and Investment Product Fees	$814	$664	$150	23%
Service Charges on Deposit Accounts	1,050	1,017	33	3
Insurance Revenues	1,379	1,358	21	2
Company Owned Life Insurance	217	266	(49)	(18)
Interchange Fee Income	513	460	53	12
Other Operating Income	861	316	545	172
Subtotal	4,834	4,081	753	18
Net Gains on Sales of Loans	809	676	133	20
Net Gains on Securities	467	76	391	514
Total Non-interest Income	$6,110	$4,833	$1,277	26

During the second quarter of 2013, trust and investment product fees increased $150,000, or 23%, compared with second quarter of 2012. The increase was due to an increase in trust revenues as well as brokerage revenues.

Other operating income increased $545,000 or 172% during the quarter ended June 30, 2013 compared with the second quarter of 2012. The increase was largely related to fees and fair value adjustments associated with interest rate swap transactions with loan customers.

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Net gains on sales of loans totaled $809,000 during the quarter ended June 30, 2013, an increase of $133,000, or 20%, compared with the second quarter of 2012. Loan sales totaled $54.2 million during the second quarter of 2013, compared with $36.3 million during the second quarter of 2012.

During the second quarter of 2013, the Company realized a net gain on the sale of securities of $467,000 related to the sale of $25.5 million of securities, compared with a net gain on the sale of securities of $76,000 related to the sale of approximately $9.2 million of securities in the second quarter of 2012.

During the six months ended June 30, 2013, non-interest income totaled $12,020,000, an increase of $2,386,000, or 25%, compared with the first half of 2012.

			Change from
Non-interest Income	Six Months		Prior Period
(dollars in thousands)	Ended June 30,		Amount	Percent
	2013	2012	Change	Change
Trust and Investment Product Fees	$1,631	$1,360	$271	20%
Service Charges on Deposit Accounts	2,005	1,952	53	3
Insurance Revenues	3,163	2,749	414	15
Company Owned Life Insurance	483	510	(27)	(5)
Interchange Fee Income	943	891	52	6
Other Operating Income	1,152	689	463	67
Subtotal	9,377	8,151	1,226	15
Net Gains on Sales of Loans	1,563	1,389	174	13
Net Gains on Securities	1,080	94	986	1,049
Total Non-interest Income	$12,020	$9,634	$2,386	25

During the six months ended June 30, 2013, trust and investment product fees increased $271,000, or 20%, compared with the first half of 2012. The increase was due to an increase in trust revenues.

Insurance revenues increased $414,000, or 15%, during the six months ended June 30, 2013, compared with the first half of 2012. The increase during the first half of 2013 compared with first half of 2012 was due to increased contingency revenue and increased commercial insurance revenue. Contingency revenue during the first half of 2013 totaled $246,000 compared with $88,000 during the first half of 2012. The fluctuation in contingency revenue during 2013 and 2012 is a normal course of business type of variance and is reflective of claims and loss experience with insurance carriers that the Company represents through its property and casualty insurance agency.

Other operating income increased $463,000 or 67% during the six months ended June 30, 2013 compared with the six months ended June 30, 2012. The increase was largely related to fees and fair value adjustments associated with interest rate swap transactions with loan customers. The increase was partially offset by an increase in the level of net loss on sales and write-downs of other real estate which totaled approximately $253,000 during the first half of 2013 compared with a net loss of $70,000 during the first half of 2012.

Net gains on sales of loans totaled $1,563,000 during the six months ended June 30, 2013, an increase of $174,000, or 13%, compared with the second quarter of 2012. Loan sales totaled $96.8 million during the first half of 2013, compared with $90.4 million during the first half of 2012.

During the six months ended June 30, 2013, the Company realized a net gain on the sale of securities of $1,080,000 related to the sale of $55.3 million of securities, compared with a net gain on the sale of securities of $94,000 in the first half of 2012.

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Non-interest Expense:

During the quarter ended June 30, 2013, non-interest expense totaled $13,261,000, an increase of $838,000, or 7%, compared with the second quarter of 2012.

			Change from
Non-interest Expense	Three Months		Prior Period
(dollars in thousands)	Ended June 30,		Amount	Percent
	2013	2012	Change	Change
Salaries and Employee Benefits	$7,627	$6,828	$799	12%
Occupancy, Furniture and Equipment
Expense	1,847	1,785	62	3
FDIC Premiums	260	283	(23)	(8)
Data Processing Fees	349	321	28	9
Professional Fees	525	587	(62)	(11)
Advertising and Promotion	516	396	120	30
Intangible Amortization	348	422	(74)	(18)
Other Operating Expenses	1,789	1,801	(12)	(1)
Total Non-interest Expense	$13,261	$12,423	$838	7

Salaries and benefits increased $799,000, or 12%, during the quarter ended June 30, 2013 compared with the second quarter of 2012. The increase in salaries and benefits during the second quarter of 2013 compared with the second quarter of 2012 was primarily the result of an increased number of full-time equivalent employees due in part to an increased number of banking locations, increased costs related to the Company’s partially self-insured health insurance plan and costs associated with the pending termination of a frozen defined benefit pension plan acquired by the Company through two acquisition transactions completed a number of years ago.

Advertising and promotion expense increased $120,000, or 30%, during the quarter ended June 30, 2013 compared with the second quarter 2012. The increase was largely related to an increased level of community contributions made in the Company’s primary market areas.

During the six months ended June 30, 2013, non-interest expense totaled $26,723,000, an increase of $1,707,000, or 7%, compared with the first half of 2012.

			Change from
Non-interest Expense	Six Months		Prior Period
(dollars in thousands)	Ended June 30,		Amount	Percent
	2013	2012	Change	Change
Salaries and Employee Benefits	$15,411	$14,148	$1,263	9%
Occupancy, Furniture and Equipment
Expense	3,697	3,557	140	4
FDIC Premiums	515	580	(65)	(11)
Data Processing Fees	702	435	267	61
Professional Fees	1,186	1,192	(6)	(1)
Advertising and Promotion	1,006	769	237	31
Intangible Amortization	715	864	(149)	(17)
Other Operating Expenses	3,491	3,471	20	1
Total Non-interest Expense	$26,723	$25,016	$1,707	7

Salaries and benefits increased $1,263,000, or 9%, during the six months ended June 30, 2013 compared with the first half of 2012. The increase in salaries and benefits during the first half of 2013 compared with the first half of 2012 was primarily the result of an increased number of full-time equivalent employees due in part to an increased number of banking locations, increased costs related to the Company’s health insurance plan, and the aforementioned pending termination of a frozen defined benefit pension plan.

Data processing fees increased $267,000, or 61%, during the six months ended June 30, 2013 compared with the first half of 2012. The increase was largely related to the resolution of a contractual dispute during the first half of 2012 related to the acquisition of American Community Bancorp. An expense for the cancellation of a data processing contract was recorded in the first half of 2011, and upon resolution of the contractual dispute, a portion of that accrued expense was reversed in the first half of 2012.

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Advertising and promotion expense increased $237,000, or 31%, during the six months ended June 30, 2013 compared with the first half of 2012. The increase was largely related to an increased level of community contributions made in the Company’s primary market areas.

Income Taxes:

The Company’s effective income tax rate was 33.1% and 31.2% during the three months ended June 30, 2013 and 2012. The Company’s effective income tax rate approximated 31.8% and 31.1% during the six months ended June 30, 2013 and 2012. The effective tax rate in all periods presented was lower than the blended statutory rate of 40.5% resulting primarily from the Company’s tax-exempt investment income on securities, loans and company owned life insurance, income tax credits generated from investments in a new markets tax credit project and affordable housing projects, and income generated by subsidiaries domiciled in a state with no state or local income tax.

FINANCIAL CONDITION

Total assets at June 30, 2013 increased $4.3 million to $2.011 billion compared with $2.006 billion in total assets at December 31, 2012. Securities available-for-sale increased $25.0 million to $612.6 million at June 30, 2013 compared with $587.6 million at year-end 2012.

June 30, 2013 loans outstanding increased by $37.8 million, or approximately 6% on an annualized basis, compared with year-end 2012. The increase in loans was broad based including commercial and industrial loans, commercial real estate loans, consumer loans, and residential mortgage loans and occurred throughout the Company’s market area.

End of Period Loan Balances:			Current
(dollars in thousands)	June 30,	December 31,	Period
	2013	2012	Change

Commercial & Industrial Loans	$346,375	$335,373	$11,002
Commercial Real Estate Loans	508,675	488,496	20,179
Agricultural Loans	175,958	179,906	(3,948)
Home Equity & Consumer Loans	119,418	115,540	3,878
Residential Mortgage Loans	95,279	88,586	6,693
Total Loans	$1,245,705	$1,207,901	$37,804

The Company’s allowance for loan losses totaled $15.3 million at June 30, 2013 representing a decrease of $257,000, or 3% on an annualized basis, from December 31, 2012. The allowance for loan losses represented 1.23% of period-end loans at June 30, 2013 compared with 1.29% of period-end loans at December 31, 2012. Under acquisition accounting treatment, loans acquired are recorded at fair value which includes a credit risk component, and therefore the allowance on loans acquired is not carried over from the seller. The Company held a discount on acquired loans of $2.8 million as of June 30, 2013 and $3.5 million at year-end 2012.

Total deposits remained relatively stable as of June 30, 2013 compared with December 31, 2012 total deposits.

End of Period Deposit Balances:			Current
(dollars in thousands)	June 30,	December 31,	Period
	2013	2012	Change

Non-interest-bearing Demand Deposits	$331,571	$349,174	$(17,603)
Interest-bearing Demand, Savings, & Money Market Accounts	982,665	962,574	20,091
Time Deposits < $100,000	219,422	233,422	(14,000)
Time Deposits of $100,000 or more	108,251	95,761	12,490
Total Deposits	$1,641,909	$1,640,931	$978

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The following is an analysis of the Company’s non-performing assets at June 30, 2013 and December 31, 2012:

Non-performing Assets:

(dollars in thousands)

	June 30,	December 31,
	2013	2012
Non-accrual Loans	$8,510	$10,357
Past Due Loans (90 days or more and still accruing)	94	—
Total Non-performing Loans	8,604	10,357
Other Real Estate	1,560	1,645
Total Non-performing Assets	$10,164	$12,002

Restructured Loans	$2,395	$362

Non-performing Loans to Total Loans	0.69%	0.86%
Allowance for Loan Loss to Non-performing Loans	177.39%	149.85%

Non-performing assets totaled $10.2 million or 0.51% of total assets at June 30, 2013 compared to $12.0 million or 0.60% of total assets at December 31, 2012. Non-performing loans totaled $8.6 million or 0.69% of total loans at June 30, 2013 representing a $1.8 million, or 17%, decline in non-performing loans compared to the $10.4 million of non-performing loans at December 31, 2012. The decline in non-performing loans was largely the result of the placement of a commercial and industrial loan to a mechanical contractor back into accrual status based on the performance of the loan and company over an extended period of time. This loan was restructured and placed into non-accrual status in a prior period. After upgrading, because the loan was previously restructured, the Company continues to carry this credit as a restructured loan at June 30, 2013. This resulted in the increase in restructured loans to $2.4 million at June 30, 2013 compared to $0.4 million at December 31, 2012.

Non-accrual commercial real estate loans totaled $7.4 million at June 30, 2013 representing an increase of $0.1 million, or 2%, from the $7.3 million of non-accrual commercial real estate loans at year-end 2012. Non-accrual commercial real estate loans represented 87% of the total non-performing loans at June 30, 2013 compared to 70% of total non-performing loans at year-end 2012. Non-accrual commercial and industrial loans totaled $0.5 million at June 30, 2013 representing a decrease of $2.0 million, or 81%, from the $2.5 million of non-accrual commercial and industrial loans at December 31, 2012. Non-accrual commercial and industrial loans represented 6% of the total non-performing loans at June 30, 2013 compared with 24% of total non-performing loans at year-end 2012.

At June 30, 2013, three commercial loan relationships represented approximately 60% of the total non-performing loans of the Company. The first relationship was a $2.2 million commercial real estate loan secured by various commercial real estate properties. This loan was in non-performing status as of December 31, 2012. The borrower has made all contractual payments due during 2013 and the principal balance of the loan was reduced by approximately $0.5 million during the first half of 2013. The second relationship was a $1.9 million commercial real estate loan secured by a commercial warehouse facility. This loan was in non-performing status as of year-end 2012. The borrower has made all contractual payments due during 2013 and the principal balance of this relationship was reduced by $0.04 million during the first half of 2013. The third relationship was a $1.0 million commercial real estate loan secured by a various commercial real estate properties. This loan was placed into non-accrual status during the second quarter of 2013. These three relationships represent the only loan relationships greater than $1.0 million included in non-performing loans.

The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid (or allocated fair value in a purchase business combination), such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

Purchased loans that indicated evidence of credit deterioration since origination at the time of acquisition by the Company did not have a material adverse impact on the Company’s key credit metrics during 2012 or during the first half of 2013. The key credit metrics the Company measures generally include non-performing loans, past due loans, and adversely classified loans.

Non-performing purchased loans with evidence of credit deterioration since origination totaled $474,000 at June 30, 2013 compared with $148,000 at December 31, 2012. The non-performing purchased loans with evidence of credit deterioration since origination represented approximately 6% of total non-performing loans at June 30, 2013 compared with approximately 1% of total non-performing loans at December 31, 2012.

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There were no past due purchased loans with evidence of credit deterioration since origination at June 30, 2013 and $118,000 at year-end 2012. Past due purchased loans with evidence of credit deterioration since origination represented approximately 1% of total past due loans at year-end 2012.

Adversely classified purchased loans with evidence of credit deterioration since origination totaled $5.7 million at June 30, 2013 compared with $7.3 million at December 31, 2012 a decline of approximately 22%. Adversely classified purchased loans with evidence of credit deterioration since origination represented approximately 18% of total adversely classified loans at June 30, 2013 compared with approximately 19% of total adversely classified loans at year-end 2012.

Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The amount of loans individually evaluated for impairment including purchase credit impaired loans totaled $11.2 million at June 30, 2013.

Capital Resources:

Federal banking regulations provide guidelines for determining the capital adequacy of bank holding companies and banks. These guidelines provide for a more narrow definition of core capital and assign a measure of risk to the various categories of assets. The Company is required to maintain minimum levels of capital in proportion to total risk-weighted assets and off-balance sheet exposures such as loan commitments and standby letters of credit.

Tier 1, or core capital, consists of shareholders’ equity plus certain amounts of instruments commonly referred to as trust preferred securities, less goodwill, core deposit intangibles, other identifiable intangibles and certain deferred tax assets defined by bank regulations. Tier 2 capital currently consists of the amount of the allowance for loan losses which does not exceed a defined maximum allowance limit of 1.25 percent of gross risk adjusted assets and certain amounts of subordinated debenture obligations. Total capital is the sum of Tier 1 and Tier 2 capital.

The minimum requirements under these standards are generally at least a 4.0 percent leverage ratio, which is Tier 1 capital divided by defined “total assets”; 4.0 percent Tier 1 capital to risk-adjusted assets; and, an 8.0 percent total capital to risk-adjusted assets ratios. Under these guidelines, the Company, on a consolidated basis, and its subsidiary bank, have capital ratios that exceed the regulatory minimums.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately-capitalized, under-capitalized, significantly under-capitalized, and critically under-capitalized. Under these regulations, a “well-capitalized” entity must achieve a Tier 1 risk-based capital ratio of at least 6.0 percent; a total capital ratio of at least 10.0 percent; and, a leverage ratio of at least 5.0 percent, and not be under a capital directive. The Company’s subsidiary bank was categorized as well-capitalized as of June 30, 2013.

At June 30, 2013, management was not under such a capital directive, nor was it aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have or are reasonably likely to have, a material effect on the Company’s liquidity, capital resources or operations.

The table below presents the Company’s consolidated capital ratios under regulatory guidelines:

	Minimum for
	Capital	At	At
	Adequacy	June 30,	December 31,
	Purposes	2013	2012

Leverage Ratio	4.00%	8.52%	8.18%
Tier 1 Capital to Risk-adjusted Assets	4.00%	11.85%	11.12%
Total Capital to Risk-adjusted Assets	8.00%	12.93%	13.70%

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In July 2013, the two federal banking regulatory agencies that have authority to regulate the Company’s capital resources and capital structure (the Board of Governors of the Federal Reserve System (FRB) and Federal Deposit Insurance Corporation (FDIC)) took action to finalize the application to the United States banking industry of new regulatory capital requirements that are established by the international banking framework commonly referred to as “Basel III” and to implement certain other changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. As anticipated by management of the Company (see the related discussion included in Item 1 of the Company’s annual report on Form 10-K for the year 2012 filed in March 2013), these rules make significant changes to the U.S. bank regulatory capital framework, and generally increase capital requirements for banking organizations. However, in response to concerns expressed by community banks such as the Company, the final rules addressed previous concerns of community banks about the proposed rules’ regulatory capital treatment of trust preferred securities, unrealized gains and losses on available-for-sale securities in accumulated other comprehensive income ("AOCI") and mortgage risk weights.  Therefore, although the Company has not yet had the opportunity to analyze the final rules in detail in order to determine their likely impact upon the Company, and although management does continue to believe that such requirements will in general increase the amount of capital that the Company and the Bank may be required to maintain under these new standards, the Company now believes that its prior concerns regarding volatility and trust preferred securities have been favorably addressed by the final rules. The Company does not presently expect that any materially burdensome compliance efforts with these final capital rules will be required of us prior to January 1, 2015.

As of June 30, 2013, shareholders’ equity decreased by $3.1 million to $181.9 million compared with $185.0 million at year-end 2012. The decrease in shareholders’ equity was primarily attributable to a decrease of $11.9 million in accumulated other comprehensive income related to a decline in the fair value of the Company’s available-for-sale securities portfolio partially offset by an increase of $8.5 million in retained earnings. Shareholders’ equity represented 9.0% of total assets at June 30, 2013 and 9.2% of total assets at December 31, 2012. Shareholders’ equity included $20.8 million of goodwill and other intangible assets at June 30, 2013 compared to $21.6 million of goodwill and other intangible assets at December 31, 2012.

On April 1, 2013, the Company redeemed all $19.3 million of its 8% subordinated debentures that were scheduled to mature in 2019 at a redemption price of 100% of principal, plus accrued but unpaid interest through the redemption date. The redemption of these subordinated debentures was funded through existing cash balances on hand at the parent company as of the redemption date. The entire principal amount was includable in the parent company’s consolidated Tier 2 regulatory capital under banking agency regulatory standards prior to the redemption date.

Liquidity:

The Consolidated Statement of Cash Flows details the elements of changes in the Company’s consolidated cash and cash equivalents. Total cash and cash equivalents decreased $10.6 million during the six months ended June 30, 2013 ending at $38.5 million. During the six months ended June 30, 2013, operating activities resulted in net cash inflows of $14.5 million. Investing activities resulted in net cash outflows of $36.9 million during the six months ended June 30, 2013. Financing activities resulted in net cash inflows for the six months ended June 30, 2013 of $11.8 million.

The parent company is a corporation separate and distinct from its bank and other subsidiaries. The Company uses funds at the parent company level to pay dividends to its shareholders, to acquire or make other investments in other businesses or their securities or assets, to repurchase its stock from time to time, and for other general corporate purposes including debt service. The parent company does not have access at the parent-company level to the deposits and certain other sources of funds that are available to its bank subsidiary to support its operations. Instead, the parent company has historically derived most of its revenues from dividends paid to the parent company by its bank subsidiary. The Company’s banking subsidiary is subject to statutory restrictions on its ability to pay dividends to the parent company. The parent company has in recent years supplemented the dividends received from its subsidiaries with borrowings. As of June 30, 2013, the parent company had approximately $13.4 million of cash and cash equivalents available to meet its cash flow needs.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

The Company from time to time in its oral and written communications makes statements relating to its expectations regarding the future. These types of statements are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may include forward-looking statements in filings with the Securities and Exchange Commission (“SEC”), such as this Form 10-Q, in other written materials, and in oral statements made by senior management to analysts, investors, representatives of the media, and others. Such forward looking statements can include statements about the Company’s net interest income or net interest margin; its adequacy of allowance for loan losses, levels of provisions for loan losses, and the quality of the Company’s loans and other assets; simulations of changes in interest rates; expected results from mergers with or acquisitions of other businesses; litigation results; tax estimates and recognition; dividend policy; parent company cash resources and cash requirements, and parent company capital resources; estimated cost savings, plans and objectives for future operations; and expectations about the Company’s financial and business performance and other business matters as well as economic and market conditions and trends. They often can be identified by the use of words like “expect,” “may,” “will,” “would,” “could,” “should,” “intend,” “project,” “estimate,” “believe” or “anticipate,” or similar expressions.

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Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made.

Readers are cautioned that, by their nature, all forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially and adversely from the expectations of the Company that are expressed or implied by any forward-looking statement. The discussions in this Item 2 list some of the factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause the Company’s actual results to vary materially from those expressed or implied by any forward-looking statement include the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates; changes in competitive conditions; the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies; changes in customer borrowing, repayment, investment and deposit practices; changes in fiscal, monetary and tax policies; changes in financial and capital markets; deterioration in general economic conditions, either nationally or locally, resulting in, among other things, credit quality deterioration; capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by the Company of outstanding debt or equity securities; risks of expansion through acquisitions and mergers, such as unexpected credit quality problems of the acquired loans or other assets, unexpected attrition of the customer base of the acquired institution or branches, and difficulties in integration of the acquired operations; factors driving impairment charges on investments; the impact, extent and timing of technological changes; litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future; actions of the Federal Reserve Board; changes in accounting principles and interpretations; potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to the Company’s banking subsidiary; actions of the regulatory authorities under the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms; and the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends. Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements.

Investors should consider these risks, uncertainties, and other factors, in addition to those mentioned by the Company in its Annual Report on Form 10-K for its fiscal year ended December 31, 2012, and other SEC filings from time to time, when considering any forward-looking statement.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Company’s exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee and Boards of Directors of the parent company and its subsidiary bank. Primary market risks which impact the Company’s operations are liquidity risk and interest rate risk.

The liquidity of the parent company is dependent upon the receipt of dividends from its subsidiary bank, which is subject to certain regulatory limitations. The Bank’s source of funding is predominately core deposits, maturities of securities, repayments of loan principal and interest, federal funds purchased, securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank.

The Company monitors interest rate risk by the use of computer simulation modeling to estimate the potential impact on its net interest income under various interest rate scenarios, and by estimating its static interest rate sensitivity position. Another method by which the Company’s interest rate risk position can be estimated is by computing estimated changes in its net portfolio value (“NPV”). This method estimates interest rate risk exposure from movements in interest rates by using interest rate sensitivity analysis to determine the change in the NPV of discounted cash flows from assets and liabilities.

NPV represents the market value of portfolio equity and is equal to the estimated market value of assets minus the estimated market value of liabilities. Computations are based on a number of assumptions, including the relative levels of market interest rates and prepayments in mortgage loans and certain types of investments. These computations do not contemplate any actions management may undertake in response to changes in interest rates, and should not be relied upon as indicative of actual results. In addition, certain shortcomings are inherent in the method of computing NPV. Should interest rates remain or decrease below current levels, the proportion of adjustable rate loans could decrease in future periods due to refinancing activity. In the event of an interest rate change, prepayment levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

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The Company from time to time utilizes derivatives to manage interest rate risk. Management continuously evaluates the merits of such interest rate risk products but does not anticipate the use of such products to become a major part of the Company’s risk management strategy.

The table below provides an assessment of the risk to NPV in the event of a sudden and sustained 2% increase and decrease in prevailing interest rates (dollars in thousands).

Interest Rate Sensitivity as of June 30, 2013

			Net Portfolio Value
	Net Portfolio		as a % of Present Value
	Value		of Assets
Changes
in rates	Amount	Change	NPV Ratio	Change
+2%	$169,013	(19.74)%	8.80%	(163	)b.p.
Base	210,570	—	10.43%	—
-2%	179,547	(14.73)%	8.75%	(168	)b.p.

This Item 3 includes forward-looking statements. See “Forward-looking Statements” included in Part I, Item 2 of this Report for a discussion of certain factors that could cause the Company’s actual exposure to market risk to vary materially from that expressed or implied above. These factors include possible changes in economic conditions; interest rate fluctuations, competitive product and pricing pressures within the Company’s markets; and equity and fixed income market fluctuations. Actual experience may also vary materially to the extent that the Company’s assumptions described above prove to be inaccurate.

Item 4. Controls and Procedures

As of June 30, 2013, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were as of that date effective in timely alerting them to material information required to be included in the Company’s periodic reports filed with the Securities and Exchange Commission. There are inherent limitations to the effectiveness of systems of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective systems of disclosure controls and procedures can provide only reasonable assurances of achieving their control objectives.

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s second fiscal quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

(e) The following table sets forth information regarding the Company’s purchases of its common shares during each of the three months ended June 30, 2013.

	Total			Maximum Number
	Number		Total Number of Shares	(or Approximate Dollar
	of Shares	Average Price	(or Units) Purchased as Part	Value) of Shares (or Units)
	(or Units)	Paid Per Share	of Publicly Announced Plans	that May Yet Be Purchased
Period	Purchased	(or Unit)	or Programs	under the Plans or Programs (1)
4/1/13 – 4/30/13	—	—	—	272,789
5/1/13 – 5/31/13	—	—	—	272,789
6/1/13 – 6/30/13	—	—	—	272,789
	—	—	—

(1) On April 26, 2001, the Company announced that its Board of Directors had approved a stock repurchase program for up to 607,754 of its outstanding common shares, of which the Company had purchased 334,965 common shares through June 30, 2013 (both such numbers adjusted for subsequent stock dividends). The Board of Directors established no expiration date for this program. The Company purchased no shares under this program during the three months ended June 30, 2013.

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Item 6.	Exhibits

The exhibits described by the Exhibit Index immediately following the Signature Page of this Report are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GERMAN AMERICAN BANCORP, INC.

Date: August 2, 2013	By/s/Mark A. Schroeder
Mark A. Schroeder
Chairman of the Board and Chief Executive Officer

Date: August 2, 2013	By/s/Bradley M. Rust
Bradley M. Rust
Executive Vice President and Chief Financial Officer

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INDEX OF EXHIBITS

Exhibit No.	Description
10.1*	Description of Director Compensation Arrangements for the 12 month period ending June 30, 2014, is incorporated by reference from the description included in Exhibit 5.02 of the Registrant’s Current Report on Form 8-K filed June 27, 2013.
31.1**	Sarbanes-Oxley Act of 2002, Section 302 Certification for Chairman of the Board and Chief Executive Officer.
31.2**	Sarbanes-Oxley Act of 2002, Section 302 Certification for Executive Vice President and Chief Financial Officer.
32.1**	Sarbanes-Oxley Act of 2002, Section 906 Certification for Chairman of the Board and Chief Executive Officer.
32.2**	Sarbanes-Oxley Act of 2002, Section 906 Certification for Executive Vice President and Chief Financial Officer.
101**+	The following materials from German American Bancorp, Inc.’s Form 10-Q Report for the quarterly period ended June 30, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to Consolidated Financial Statements.

*Exhibits that describe or evidence all management contracts or compensatory plans or arrangements required to be filed as exhibits to this Report are indicated by an asterisk.

**Exhibits that are furnished or filed with this Report (other than through incorporation by reference to other disclosures or exhibits) are indicated by a double asterisk.

+Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are furnished and not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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Annex F

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant	☒

Filed by a Party other than the Registrant	☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Rule 14a-12

GERMAN AMERICAN BANCORP, INC.
(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:
2)	Aggregate number of securities to which transaction applies:
3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4)	Proposed maximum aggregate value of transaction:
5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:
2)	Form Schedule or Registration Statement No.:
3)	Filing Party:
4)	Date Filed:

GERMAN AMERICAN BANCORP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 16, 2013

We are pleased to notify you that we will hold the 2013 annual meeting of our shareholders on Thursday, May 16, 2013, at 6:30 P.M., Eastern Time, at the Huntingburg Event Center, 200 E 14th Street, Huntingburg, Indiana, for the following purposes:

1.	to elect four directors, each to serve until the 2016 annual meeting of shareholders;

2.	to approve, on an advisory basis, the appointment of Crowe Horwath LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2013; and

3.	to transact such other business as may properly come before the meeting.

Our Board of Directors has established the close of business on March 8, 2013 as the "record date" for this annual meeting. This means that you are entitled to vote at this meeting (in person or by legally-appointed proxy) if our stock records show that you owned our Common Shares at that time.

We invite you to attend this annual meeting in person. Even if you plan to attend, please complete, sign and date the accompanying proxy and return it to our agent promptly in the enclosed postage-paid envelope - or, vote by Internet or by telephone by following the instructions in the accompanying Proxy Statement.

GERMAN AMERICAN BANCORP, INC.

CLAY W. EWING Secretary

April 1, 2013

Jasper, Indiana

[This page is intentionally left blank]

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS OF
GERMAN AMERICAN BANCORP, INC.

to be held May 16, 2013

INTRODUCTION

The Board of Directors of German American Bancorp, Inc. is soliciting proxies from shareholders for its use at the 2013 annual meeting of shareholders, and at any adjournment or adjournments of that meeting. The annual meeting is scheduled to be held on Thursday, May 16, 2013, at 6:30 P.M., Eastern Time, at the Huntingburg Event Center, 200 E 14th Street, Huntingburg, Indiana.

To improve readability, German American Bancorp, Inc., which has prepared this proxy statement, will sometimes speak in this document in the first person (using words such as "we" or "our" or "us") and will address its shareholders using second-person words (such as "you" or "your"). We will also sometimes refer to German American Bancorp, Inc., as "the Company." References to the Board of Directors of the Company in this proxy statement will usually be shortened to "our Board."

We are mailing this proxy statement, together with our 2012 annual report (Form 10-K), a proxy card and an invitation to attend our annual meeting, to our shareholders on or about April 1, 2013.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 16, 2013:

This Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, are available free of charge at www.edocumentview.com/GABC.

INFORMATION ABOUT THE MEETING AND VOTING

Purposes of the Meeting

The purposes of the annual meeting are:

1.	To elect four directors, each to serve until the 2016 annual meeting;

2.	To approve, on an advisory basis, the appointment of Crowe Horwath LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2013; and

3.	To transact such other business as may properly come before the meeting.

Shareholders Entitled to Vote at the Meeting

Our Board has established the close of business on March 8, 2013 as the "record date" for this annual meeting. This means that you are entitled to vote at this meeting (and any adjournments) if our records show that you owned our Common Shares at that time. As of this record date, 12,636,656 of our common shares were issued and outstanding, held by approximately 3,438 registered shareholders of record. Each issued and outstanding Common Share as of the record date is entitled to one vote on each matter properly to come before the annual meeting and can be voted only if the record owner of that share, determined as of the record date, is present in person at the meeting or represented by proxy.

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Voting Shares By Proxy That You Hold In Your Name

You have three choices:

•	VOTE BY INTERNET - www.envisionreports.com/GABC. Use the Internet to transmit your voting instructions up until 1:00 A.M. Central Time on May 16, 2013. Have your proxy card in hand when you access the web site. Follow the steps outlined on the secured website.

•	VOTE BY PHONE - 1-800-652-VOTE (8683). Call toll free within the United States, Canada, and Puerto Rico any time on a touch tone telephone up until 1:00 A.M. Central Time on May 16, 2013. There is NO CHARGE to you for the call. Have your proxy card in hand when you call. Follow the instructions provided by the recorded message.

•	VOTE BY MAIL - Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or mail it to Proxy Services, c/o Computershare Investor Services, P O Box 43102, Providence, RI 02940-5068.

Voting Shares That You Hold in Brokerage or Similar Accounts

Many shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner, not a record owner, and you therefore have no direct vote on any matter to come before the annual meeting. Your broker, bank, or nominee will send you voting instructions for you to use in directing the broker, bank or nominee in how to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions via the telephone or the Internet.

If you hold your shares through a broker and you do not timely provide your broker with specific instructions on how to vote your shares, your broker will not be authorized to cast a vote on your behalf on Proposal 1 but will be authorized to cast a vote on your behalf, in its discretion, on Proposal 2. In such cases, a "broker non-vote" may be entered with respect to your shares on Proposal 1 to reflect that your broker was present with respect to your shares at the meeting but was not exercising voting rights on your behalf with respect to those shares.

Your Voting Options on Each of the Proposals

You may vote "for" or "withhold" (meaning you choose to withhold from our Proxy Committee your authority to vote) with respect to the election of each nominee for director (Proposal 1 on the proxy card).

You may vote "for," "against" or "abstain" with respect to:

•	the nonbinding advisory proposal on the approval of the appointment of Crowe Horwath LLP (Proposal 2 on the proxy card), and

•	any other proposal that may properly be brought before the meeting (Proposal 3 on the proxy card; if you return a proxy card, you will appoint our Proxy Committee as your proxy to vote "for," "against" or "abstain" with respect to your shares, and will have no opportunity on the proxy card to direct the Proxy Committee as to such proposals due to their presently unknown nature).

Our Board's Voting Recommendations

Our Board recommends that you vote:

•	FOR the election as directors of the four individuals named as its nominees in this proxy statement (Proposal 1 on the proxy card); and

•	FOR the approval, on an advisory basis, of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2013 (Proposal 2 on the proxy card).

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If any other matter is properly brought before the annual meeting, the Company - through the individuals named on the enclosed proxy card acting as our "Proxy Committee," or their designees, and pursuant to the blanket authorization granted under the proxy card - will vote your shares on that matter in accordance with the discretion and judgment of the Proxy Committee.

Required Votes to Approve Each Proposal

Four positions on our Board are scheduled to be filled by vote of the shareholders at the annual meeting. As a shareholder, you are entitled to cast one vote per share for each of up to four nominees for election as directors at the annual meeting, but you may not cumulate your votes (in other words, you may not cast votes representing four times the number of your shares entitled to vote in favor of a single nominee). Directors are elected from among the nominees by a plurality of the votes that are cast among all nominees; this means the individuals whose names are validly placed into nomination at the meeting who receive the four highest numbers of votes cast "for" their election will be elected as directors of the Company. If there are only four individuals who are validly placed into nomination at the annual meeting, and assuming a quorum is established and a vote is held on the election at which each of such nominees receives at least one vote, then all of the four nominees will be elected, regardless of the number of "broker non-votes" or "withhold" instructions our Proxy Committee may have received with respect to one or more of such nominees on the proxy cards or voting instructions that are returned to us.

A majority of the votes cast at the meeting will approve: (i) the proposal to approve the appointment of Crowe Horwath LLP and (ii) all other matters that arise at the annual meeting.

Please note, however, that because the vote on the appointment of Crowe Horwath LLP is advisory in nature, the results of such vote will not be binding upon our Board or its committees.

Quorum

Indiana law provides that any shareholder action at a meeting requires that a quorum exist with respect to that meeting. Once a share is represented for any purpose at a meeting, it is deemed by Indiana law to be present for quorum purposes for the remainder of the meeting and (unless a new record date is or must be set for any such adjournment) any adjournment of that meeting.

A majority of the common shares entitled to vote at this meeting, present either in person or by proxy, will constitute a quorum for all purposes at the meeting. If a quorum should not be present, the annual meeting may be adjourned from time to time until a quorum is obtained.

Shares held of record by shareholders who (in person or by proxy) abstain from voting on any or all proposals (and shares represented by "broker non-votes," described above under "Voting Shares That You Hold in Brokerage or Similar Accounts") will be included in the number of shares present at the meeting for purposes of determining the presence of a quorum. However, abstentions and broker non-votes as to any proposal will not be considered to be votes that have been "cast" on that proposal and therefore will not affect the outcome of the vote on any proposals described by this Proxy Statement.

Voting on Possible Other Matters

We are not aware that any person intends to propose that any matter, other than the two numbered proposals specifically described by this Proxy Statement, be presented for consideration or action by our shareholders at our annual meeting. If any such other matter should properly come before the meeting, however, favorable action on such matter would generally require the affirmative vote of a majority of the votes cast, unless our articles of incorporation or bylaws or applicable law require otherwise. If you vote by proxy, you will be granting our Proxy Committee authority to vote your shares on any such other matter in accordance with their discretion and judgment.

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Revocation of Proxies or Voting Instructions

A shareholder of record who has delivered a proxy card in response to this solicitation may revoke it before it is exercised at the annual meeting by executing and delivering a timely and valid later-dated proxy, by voting by ballot at the meeting or by giving written notice to the Secretary. If a shareholder of record has voted via the Internet or by telephone, such shareholder may also change that vote with a timely and valid later Internet or telephone vote, as the case may be, or by voting by ballot at the meeting. Attendance at the meeting will not have the effect of revoking a proxy unless a shareholder gives proper written notice of revocation to the Secretary before the proxy is exercised or the shareholder votes by ballot at the meeting. Beneficial owners who have directed their broker, bank or nominee as to how to vote their shares should contact their broker, bank or nominee for instructions as to how they may revoke or change those voting directions.

Solicitation of Proxies

Our Board is making this solicitation of proxies for our annual meeting. Our Company will bear all costs of such solicitation, including the cost of preparing and mailing this proxy statement and the enclosed form of proxy. After the initial mailing of this proxy statement, proxies may be solicited by mail, telephone, facsimile transmission or personally by directors, officers, employees or agents of the Company. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held by them for the accounts of beneficial owners, and we will pay their reasonable out-of-pocket expenses.

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PROPOSAL 1
ELECTION OF DIRECTORS

Our full Board currently consists of twelve directors, of whom eleven served on our Board at the time of the 2012 annual meeting of the Company's shareholders. Our Board is divided into three classes, and directors in each class serve a three-year term. The terms of each class expire at successive annual meetings so that the shareholders elect one class of directors at each annual meeting. The current classification of our Board is:

Terms expiring at this annual meeting:	Douglas A. Bawel, Marc D. Fine, J. David Lett, and Thomas W. Seger

Terms expiring at the 2014 annual meeting:	Christina M. Ernst, Gene C. Mehne, M. Darren Root and Mark A. Schroeder

Terms expiring at the 2015 annual meeting:	Richard E. Forbes, U. Butch Klem, Chris A. Ramsey, and Michael J. Voyles

Our Board, on the recommendation of the Governance/Nominating Committee, has nominated Messrs. Bawel, Fine, Lett and Seger for re-election at this year's annual meeting. If re-elected, each of our Board's four nominees will serve on our Board until the annual meeting in 2016, or until his successor is duly elected and qualified in accordance with the Company's Bylaws. If any of these nominees should become unable to accept election, our Proxy Committee may vote for other person(s) selected by our Board. Our Board has no reason to believe that any of the nominees will be unable to accept election.

The tables below present certain information concerning our Board's nominees for election at this year's annual meeting, followed by information concerning those Board members who are not standing for election this year. This information includes their present principal occupations, which have been the same for the last five years, unless otherwise noted. The biographies of each of the nominees and continuing directors below contains information regarding the experiences, qualifications, attributes or skills that caused the Governance/Nominating Committee and our Board to determine that the person should be re-elected (or should continue to serve even if not standing for re-election) as a director for the Company in 2013.

Following these tables is information concerning our corporate governance and committee structures. We have noted in the tables the Committee memberships of those directors who serve on those standing committees about which information is provided elsewhere in this document, namely our Compensation/Human Resources, Audit, and Governance/Nominating Committees. Our directors also serve on other committees of our Board and the board of directors of the Company's banking subsidiary that are not required to be described by this Proxy Statement and which are therefore not identified in these listings.

Elsewhere in this proxy statement you will find information concerning the numbers of our common shares that are beneficially owned by each of our directors (see "OWNERSHIP OF OUR COMMON SHARES BY OUR DIRECTORS AND EXECUTIVE OFFICERS") and information regarding the compensation of our directors (see "EXECUTIVE AND DIRECTOR COMPENSATION"). We urge you to review all of this information when deciding how to vote on Proposal 1.

Our Board recommends that you vote FOR all four of the nominees named below.

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Nominees for Election at the 2013 Annual Meeting:

Douglas A. Bawel

Douglas Bawel, 57, a director of the Company since 2004, is Chairman of the Credit Risk Management Committee and a member of its Compensation/Human Resources Committee, is Chairman and Chief Executive Officer of Jasper Engines & Transmissions, a $310 million privately-held manufacturer based in Jasper, Indiana, with over 1,750 employees. Mr. Bawel previously served from January 1999 to June 2007 as an outside director of Steel Technologies, Inc., a publicly-held company and served as Chair of its Marketing Management Group and a member of its Audit Committee. Our Board values Mr. Bawel's insights gained from his years of management experience with Jasper Engines and Transmission, and his past experience in serving on another publicly-held company's board of directors.

Marc D. Fine

Marc D. Fine, 53, has served as a director of the Company since his election to a newly-created Board seat, effective January 1, 2012. Mr. Fine was a director of the former Bank of Evansville, having been among its founding director group in 2001. Mr. Fine has practiced business law in Evansville, Indiana since 1984 and was a founding partner of the law firm of Rudolph, Fine, Porter & Johnson, LLP, in Evansville, of which he is presently the Managing Partner. He is also active in many civic and community organizations and is a Commissioner of the Indiana Gaming Commission (since 2008), an official agency of the State of Indiana that oversees the state's gaming industry. Our Board believes that Mr. Fine's experience in business (including the banking business), state government, and law, in addition to his involvement in the Evansville business and civic communities, is of significant benefit to it.

J. David Lett

J. David Lett, 60, a director of the Company since 2000 and a member of its Governance/Nominating Committee, has practiced law for over 31 years with Lett & Jones, a law firm in Martin County, Indiana (part of the Company's southern Indiana market area) that provides legal services to a wide range of individual, governmental and organizational clientele in Martin, Daviess and Dubois Counties, including the Company and its subsidiaries. Mr. Lett's professional and civic relationships and stature within these communities position him well to offer valuable insight and perspective on a variety of matters relating to the Company's banking, insurance, investment, and trust services.

Thomas W. Seger

Thomas W. Seger, 55, has served as a director of the Company since his election to a newly-created board seat, effective August 16, 2011 and is Chairman of our Board's Compensation/Human Resources Committee and Governance/Nominating Committee. Mr. Seger is vice president of Wabash Valley Produce, a large poultry producer, headquartered in Dubois, Indiana, and president of Simple Transport, which is also located in Dubois. As a result of Mr. Seger's 34 years' of experience in poultry and agriculture, Mr. Seger brings to our Board unique perspectives based on his knowledge of the agricultural industry on a local, regional, and national level.

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Continuing Directors of the Class with Terms Expiring at the 2014 Annual Meeting:

Christina M. Ernst

Christina M. Ernst, 63, has been a director of the Company since 2004 and presently serves as a member of its Compensation/Human Resources Committee. She has served since 1988 as Chairman and President of Miller Construction Company, Inc., an electrical power line contractor based in Vincennes, Indiana, with approximately100 employees. Among her duties is overseeing the investment of approximately $525 million of assets of a Taft Hartley benefit fund as a trustee and member of the investment committee. Ms. Ernst previously served on the board of directors of another publicly held community bank holding company based in Vincennes, Indiana, prior to its acquisition by a larger bank in 1998. Our Board believes that Ms. Ernst brings varied business and investment management experiences, and knowledge of the Knox County community, to it.

Gene C. Mehne

Gene C. Mehne, 68, has served as a director of the Company and its predecessors since 1979, and has been a member of its Audit Committee most of that time through the present. Mr. Mehne, a Purdue University graduate with a degree in Agriculture, represents the agricultural community within the Company's southern Indiana markets, having served as Manager of his family's farm corporation, Mehne Farms, Inc., since 1979 and its President since 1997. Mr. Mehne is also active in Dubois County agricultural associations. Our Board believes that Mr. Mehne brings agribusiness knowledge to it, as well as significant institutional knowledge of the businesses of the Company and the Bank as a result of his long tenure on our Board.

M. Darren Root

M. Darren Root, 52, was appointed to the Board effective January 1, 2013. Mr. Root was also appointed to the Audit Committee of the Company and its bank subsidiary. Mr. Root is president and founding member of Root & Associates LLC, a Bloomington, Indiana-based accounting firm, and CEO of RootWorks LLC, a membership-based consulting firm dedicated to educating small and mid-size accounting firms on technology, practice management, marketing, branding and more. Mr. Root holds CPA, CITP (Certified Information Technology Professional), and CGMA (Chartered Global Management Accountant) credentials. Mr. Root co-authored the book "The E-Myth Accountant" and serves as Executive Editor of CPA Practice Advisor. Our Board believes that Mr. Root’s knowledge base in the areas of accounting, audit, finance, and technology enhances Board and Audit Committee decision-making, and that he brings a depth of knowledge of the Bloomington, Indiana market area to the Board.

Mark A. Schroeder

Mark A. Schroeder, 59, has served as a director of the Company since 1991, as its Chief Executive Officer since 1999 and as its Chairman since 2009. Mr. Schroeder, who was certified as a public accountant in Indiana in 1995, has 40 years of day-to-day banking experience as the Company's chief lending officer and as the Company's chief financial officer and chief operating officer. Mr. Schroeder is active in Indiana and national industry organizations, including the boards of directors of leading state (1999-2011) and national (2004-2011) community banking industry associations, and since 2007 has served on the Board of Members of the Indiana Department of Financial Institutions, an official agency of the State of Indiana that oversees the banking and finance industry. Our Board believes that Mr. Schroeder's banking industry knowledge and experience, and his insights as CEO, are invaluable to it.

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Continuing Directors of the Class with Terms Expiring at the 2015 Annual Meeting:

Richard E. Forbes

Richard E. Forbes, 65, has served as a director of the Company since 2006, and is the Chairman of its Audit Committee. Certified as a public accountant in 1970, Mr. Forbes became chief financial officer of MasterBrand Cabinets, Inc., a cabinet-manufacturing subsidiary of Fortune Brands (a Fortune 500 company), in 1987, and later became that subsidiary's President (2000) and CEO (2002). From January 2007 until his retirement from active employment in January 2011, Mr. Forbes led another subsidiary of Fortune Brands, namely Fortune Brands Home and Security, Inc., as its President and Chief Executive Officer. Our Board values Mr. Forbes's business backgrounds in manufacturing as well as his knowledge and experience in finance and accounting matters (he has been designated as the Audit Committee's "audit committee financial expert" since his election to our Board).

U. Butch Klem

U. Butch Klem, 62, has served as a director of the Company since 2004, and is a member of its Compensation/Human Resources Committee and its Governance/Nominating Committee. Mr. Klem, President and CEO of U.B. Klem Furniture Company, a furniture manufacturer based in Jasper, Indiana, founded that company in 1973, and has grown it to a medium-sized manufacturer employing over 100 people. In the course of managing that growth, Mr. Klem has gained experience in sales, human resources, accounting and finance. Mr. Klem has been our Board's "lead independent director" since 2009, and he provides our Board with leadership as well as his business insights gained from his successful entrepreneurial activities.

Chris A. Ramsey

Chris A. Ramsey, 56, has served as a director of the Company since his election to a newly-created board seat, effective January 1, 2012.. Mr. Ramsey is president of Ramsey Development Corp. of Indiana, Inc. (a real estate company based in Tell City, Indiana) and the owner of several businesses in the construction and real estate industry with over 27 years' experience in real estate. Mr. Ramsey has served on the boards of directors of the former Bank of Evansville and the former Tell City National Bank (Tell City, Indiana). Mr. Ramsey therefore brings valuable bank director experience as well as real estate experience to our Board.

Michael J. Voyles

Michael J. Voyles, 64, has served as a director of the Company since 1998 (and as a member of the board of a predecessor banking company for 13 years prior to its affiliation with the Company), and is a member of its Audit Committee. Mr. Voyles, who currently is President of Voyles Properties, LLC (real estate holdings) and M.J.V. Inc. (rental properties), was President of Voyles Supermarket, Inc. (retail groceries) based in Petersburg, Indiana, from 1985 through its sale on January 2009. Our Board has benefited and expects to continue to benefit from Mr. Voyles's varied business experiences as well as his knowledge of the Petersburg (and surrounding Pike County) Indiana community.

Board Leadership Structure

Our Board is led by a lead independent director and by a Chairman of the Board. The lead independent director assists our Board in assuring effective corporate governance and serves as chairperson of meetings of the independent directors that are held without the presence of any directors who may at that time be deemed not to be independent. The lead independent director also chairs meetings of our Board during any meetings or portions of meetings if the Chairman of the Board is absent. The Chairman of the Board chairs meetings of our Board (other than the separate sessions only of the Board's independent directors) and of our shareholders. Mr. Klem is our Board's lead independent director and Mr. Schroeder (our Chief Executive Officer) is our Chairman of the Board.

Our Board believes that this leadership structure is the most appropriate for our Company. Our Board believes that it benefits by the efficiencies achieved in having the role of CEO and Chairman combined in the same individual (Mr. Schroeder), and that the detailed knowledge of our day-to-day operations and business possessed by our Chairman of the Board as a result of his also acting as our CEO greatly enhances the decision-making processes of our Board as a whole. The independence of the Board as a whole is not compromised, however, as a result of the active involvement of Mr. Klem as the designated lead independent director, who is in a position to ensure that the powers and duties of the Chairman are being handled responsibly despite the dual role held by the Chairman as CEO. Furthermore, consistent with NASDAQ listing requirements, the independent directors regularly meet in independent sessions without Mr. Schroeder in attendance.

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Director Independence

In accordance with rules of The NASDAQ Stock Market, our Board affirmatively determines the independence of each Director and nominee for election as a Director. Our Board has determined that each of the Directors of the Company (identified above) is independent under the definitions and interpretations of NASDAQ because none of them have any relationship with the Company that, in the opinion of our Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director, except that Mark A. Schroeder is not independent because he is the Chairman and Chief Executive Officer of the Company.

Our Board has not established its own definitions (different from the definitions and interpretations of NASDAQ) for determining whether its members are independent, but rather reviews such independence determinations on the basis of the total mix of information available to our Board at the time of the making of each such determination. Included in this information are any relationships (such as the ordinary course loan transactions by the Company's bank subsidiary with members of our Board and their related persons, or the membership of directors in law firms that may provide legal services to the Company and its subsidiaries) that the Company has or may have with its directors that are disclosed in the Company's most recent proxy statement or that become known to our Board from time to time after the issuance of that proxy statement.

In considering the independence of Directors Fine and Lett, the Board reviewed the Company's relationships with the law firms of which those directors are partners. Both of those law firms have their offices in the geographic markets served by the Company's banking and other subsidiaries. Mr. Lett's firm has served as counsel for the Company's subsidiaries in the past and expects that it may continue to do so in the future. Payments by the Company and its subsidiaries to Mr. Lett's firm for that firm's services during 2012 did not exceed $10,000 and are not expected to exceed $10,000 on an annualized basis in the future. Mr. Fine's firm from time to time represents the interests of the Company and its subsidiaries in legal matters arising in the Evansville area. The Company, however, does not expect that its payments to either of these two law firms will exceed the threshold dollar amounts that are specified by the related person transaction reporting rules of the Securities and Exchange Commission for reporting such transactions in the Company's annual meeting proxy statements, or by the rules of NASDAQ for determining when such payments might affect director independence. On the basis of this review, our Board determined that these law firm relationships did not interfere with the ability of either of those two directors to exercise his independent judgment in carrying out his responsibilities as a director of the Company.

Subsidiary Board Memberships

All members of our Board also serve on the board of directors of German American Bancorp, our wholly-owned bank subsidiary. In addition:

•	several of our directors participate in selected meetings of the separate advisory boards of certain banking regions of our bank subsidiary, as follows: Mr. Ramsey, East Region; Mr. Lett, West Region; Mr. Fine, South Region; and Mr. Klem, floats between Regions.

•	Directors Ernst, Mehne, Schroeder, Ramsey and Voyles are members of the boards of directors of two of our other principal operating subsidiaries, German American Financial Advisors & Trust Company and German American Insurance, Inc.

Risk Oversight

All members of our Board oversee the management of our Company's affairs directly and through its committees. In doing so, our Board acts at all times with a view to the best interests of our Company and our shareholders. In fulfilling its mandate, our Board, among other matters, is responsible for reviewing the principal risks of our Company's business to ensure the appropriate systems are in place to manage these risks. The Audit Committee of our Board is charged with the responsibility to assist our Board in monitoring our principal financial risks and the processes employed to manage such risks. In discharging its mandate, the Audit Committee of our Board discusses with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management practices.

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Committees and Attendance

Our Board held 9 meetings during 2012. All of the directors who acted as such at any time during 2012 attended at least 75% of the aggregate number of meetings of our Board and the committees on which he or she served that were held during 2012.

Our Board has standing committees that address issues relating to audit, executive compensation and nominations:

•	The Audit Committee, presently consisting of Directors Forbes, Mehne, Root, and Voyles, met 5 times in 2012. The Audit Committee oversees the Company's accounting and financial reporting processes and the audits of the Company's consolidated financial statements and internal control over financial reporting.

•	The Compensation/Human Resources Committee, presently consisting of Directors Bawel, Ernst, Klem, and Seger, met 2 times during 2012. The Compensation/Human Resources Committee sets compensation for officers other than executive officers, and makes recommendations to our Board with respect to the compensation of executive officers.

•	The Governance/Nominating Committee, presently consisting of Directors Klem, Lett and Seger, met 2 times during 2012. The Governance/Nominating Committee assists our Board with respect to the composition, performance and functioning of our Board (including the recommendation of nominees for election or appointment to our Board) and the effectiveness of the Company's corporate structure and governance.

Each of the members of the Audit Committee, Compensation/Human Resources Committee and the Governance/Nominating Committee is an independent director, as that term is defined by the listing standards of NASDAQ. In addition, each member of the Audit Committee satisfies the additional independence requirements specified by those listing standards for audit committee members.

Corporate Governance Guidelines

The Board’s Corporate Governance Guidelines are available for review by shareholders in the Corporate Profile - Governance Documents section of the Investor Relations portion of the Company's web site, www.germanamerican.com). These Guidelines address (among other matters):

•	the composition and structure of the board, including the independence of directors and board leadership, each of which are discussed above;

•	the criteria and procedures for assessing the effectiveness and suitability for service of directors and proposed directors;

•	the responsibilities and compensation of directors;

•	the identification, structure and composition of the committees of our Board;

•	the policy of our Board to hold executive sessions of the independent board members (without the presence of management or other directors deemed by our Board not to be independent) in connection with each regularly scheduled Board meeting, and at other times as necessary; and

•	procedures by which shareholders may communicate with our Board.

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In addition, the Corporate Governance Guidelines establish expectations for ownership of our common stock by our non-employee directors and our chief executive officer. Under these guidelines, non-employee Directors are expected to attain an investment position in shares of the our common stock (measured by the same rules as are used for determining the number of shares beneficially owned in our annual meeting proxy statement) equal to a multiple of three times their current annual cash retainer and the chief executive officer is expected to attain an investment position in our common shares equal to three times his or her base salary. Exceptions to these ownership guidelines may be approved by the lead independent Director for good reason.

Director Nominations Process

Our Board adopted a charter for the Governance/Nominating Committee in 2004 and reviewed and confirmed the charter's continued adequacy and effectiveness at its annual reorganization meeting in June 2012. The charter directs the Governance/Nominating Committee to evaluate candidates for nomination by our Board for election to our Board, and specifies that our Board will consider for nomination for election to our Board only those candidates who are recommended for nomination by the Governance/Nominating Committee. A current copy of the charter is available for review by shareholders in the Corporate Profile - Governance Documents section of the Investor Relations portion of the Company's web site, www.germanamerican.com.

In evaluating candidates for membership on our Board, the Governance/Nominating Committee is required by the charter to consider favorably those candidates who, in the Governance/Nominating Committee's judgment, (a) possess demonstrated business and financial judgment, strategic thinking, general management experience or perspective, leadership, experience in industry with comparable complexities, general knowledge of financial services industry, and familiarity with local, state, regional and national issues affecting business; (b) have a background that serves our Board's interest in a membership comprised of individuals with varied occupational experience and perspective; (c) have sufficient time to devote to the Company's business; (d) possess the highest moral and ethical character and agree to uphold and assure compliance of the Company's Code of Business Conduct; (e) have a history of community involvement and civic-mindedness; (f) are not engaged (directly or indirectly) in any activity adverse to, and do not serve on the board of directors of (or have any material ownership interest in), any other company whose interests are adverse to, or in conflict with, the Company's interests; and (g) possess the ability to oversee, as a director, the business and affairs of the Company for the benefit of all constituencies of the Company.

The charter further specifies that, in connection with each annual meeting of shareholders, the Governance/Nominating Committee will consider candidates (based on individual qualifications and the needs of our Board as determined from time to time by the Governance/Nominating Committee) that have been recommended by shareholders for nomination at the annual meeting, if the recommendations are submitted by letter addressed to the attention of the Chairman of the Governance/Nominating Committee in care of the Secretary of the Company, mailed by registered or certified mail (return receipt requested), and received by the Secretary at the Company's principal executive offices on or before December 1 of the year preceding the annual meeting for which the recommendation is made.

In addition to considering candidates who are recommended by shareholders, the Governance/Nominating Committee will meet from time to time with members of our Board, including the chief executive officer and other officers who may be members of our Board, and with other executive officers of the Company with a view to identifying persons who may be qualified to serve on our Board. The Governance/Nominating Committee may also, in its discretion as granted by the charter, engage a third-party search firm to assist in identifying and evaluating potential candidates. All candidates (regardless of whether identified through shareholder recommendations) shall be evaluated according to the same standards, except that (a) incumbent directors who are standing for re-election may receive preference on account of their prior experience with the business and affairs of the Company, and (b) candidates who may be considered for election to our Board pursuant to any understanding or agreement negotiated by the Company with any third party may receive preference in accordance with the special terms of such understanding or agreement.

The charter provides that the Governance/Nominating Committee shall not recommend any candidate to our Board as a nominee for election as director unless such candidate (a) will be at least 25 years of age at the time of election, (b) will not serve, at the time of election, as a director of more than two other companies that file reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (c) in the judgment of the members of the Governance/Nominating Committee, has the ability to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement, (d) has not been involved in any legal proceedings of the type described by Item 401(f) of Regulation S-K of the Securities and Exchange Commission which legal proceedings would be disc losable in the Company's next proxy statement, and (e) will satisfy the director qualification requirements established from time to time by the Company's Bylaws, unless the Governance/Nominating Committee has determined that it would be in the best interests of the Company for our Board to waive such Bylaws qualification requirements in respect of that particular candidate. In addition, the charter provides that the Governance/Nominating Committee shall consider candidates with a view to ensuring that at least two thirds of the members of our Board (assuming that all candidates recommended by the Governance/Nominating Committee are elected to our Board) will, as a result of prior service on our Board or otherwise, have business experience in the banking, insurance, or securities industries.

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While the Company hopes and intends that the application of the above criteria will result in a board of directors that is comprised of individuals from different walks of life and experiences and will in that sense be a diverse group, the Governance/Nominating Committee has not adopted a diversity policy and does not consider race, gender, national origin or other traditional classifications in considering qualifications or desirability of a candidate for service on our Board of the Company.

The Governance/Nominating Committee recommended to our Board that the four nominees named in this proxy statement, each an incumbent director, be nominated for election at this year's annual meeting.

Communication with Directors and Director Attendance at Annual Meetings

Our Board has adopted a procedure by which shareholders may send communications to our Board as part of the Corporate Governance Guidelines. These Guidelines are available for review by shareholders in the Corporate Profile - Governance Documents section of the Investor Relations portion of the Company's web site, www.germanamerican.com. Further, our Board had adopted a resolution that declares that it is the policy of this Board that all members of our Board, regardless of whether they are standing for re-election at any such meeting, are strongly encouraged to attend each annual meeting of the shareholders of the Company that occurs during their tenure on our Board. All of the members of our Board who were in office in 2012 attended the 2012 annual meeting of shareholders except Director Bawel, Forbes and Ramsey.

OUR EXECUTIVE OFFICERS

Our executive officers are:

Name	Principal Positions	Age

Mark A. Schroeder	Chairman and Chief Executive Officer of the Company and its bank subsidiary; Director of the Company and its principal subsidiaries.	59

Clay W. Ewing	President - Commercial and Retail Banking of the Company and its bank subsidiary.	57

Bradley M. Rust	Executive Vice President, Chief Financial Officer, and Senior Administrative Officer, of the Company and its bank subsidiary.	46

Randall L. Braun	Senior Vice President / Head of Retail Banking	53

Keith A. Leinenbach	Senior Vice President / Chief Credit Officer	54

Mr. Schroeder has been our Chief Executive Officer, and each of Mr. Ewing and Mr. Rust has held executive officer positions with management responsibilities in his current functional area of responsibility for the Company and its subsidiaries, for the last five years. Mr. Braun and Mr. Leinenbach were first designated by the Board of Directors as "executive officers" of the Company for certain securities law purposes at the annual reorganization meeting of our Board of Directors held in 2012. Mr. Braun joined the Company in November 2011 and before that spent over 20 years with Fifth Third Bank. Prior to 2009, Mr. Braun served as Senior Vice President, Senior Commercial Banker for Fifth Third at a location in Southern Indiana and then from 2009 through 2011 served in a similar capacity at a South Florida Fifth Third location. Mr. Leinenbach has served as Chief Credit Officer of the Company since January 2012 and before that spent over 11 years with German American as a Regional Commercial Credit Officer.

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OWNERSHIP OF OUR COMMON SHARES BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table presents certain information as of March 1, 2013, regarding the beneficial ownership of our common shares by our directors and executive officers.

Name	Common Shares Beneficially Owned[1]		Percentage of Outstanding Shares

Douglas A. Bawel	24,288	[2]	*
Christina M. Ernst	23,211	[3]	*
Marc D. Fine	21,453		*
Richard E. Forbes	17,561	[4]	*
U. Butch Klem	175,731	[5]	1.4%
J. David Lett	191,895	[6]	1.5%
Gene C. Mehne	15,593	[7]	*
Chris A. Ramsey	155,670	[8]	1.2%
M. Darren Root	3,000		*
Mark A. Schroeder	76,866	[9]	*
Thomas W. Seger	359,931	[10]	2.9%
Michael J. Voyles	82,664	[11]	*
Clay W. Ewing	38,827		*
Bradley M. Rust	20,235	[12]	*
Randall L. Braun	2,759		*
Keith A. Leinenbach	13,646		*
All directors and executive officers as a group (16 persons)	1,223,349	[13,14]	9.7%

* Represents less than one percent.

1 Common Shares Beneficially Owned includes shares that the indicated individual had the right to purchase by exercise of stock options on March 1, 2013, all of which were then fully vested and exercisable. Unless otherwise indicated in a footnote, each person possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by him or her, and he or she is deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with him or her or by partnerships or corporations with which he or she is associated.

2 Includes 23,640 shares held by Mr. Bawel's children, and 2,000 shares that Mr. Bawel has the right to purchase upon the exercise of stock options.

3 Includes 2,561 shares held by Ms. Ernst's spouse and 2,000 shares that Ms. Ernst has the right to purchase upon the exercise of stock options.

4 Includes 1,000 shares that Mr. Forbes has the right to acquire upon the exercise of stock options.

5 Includes 83,347 shares owned by Mr. Klem's wife, and 2,000 shares that Mr. Klem has the right to purchase upon the exercise of stock options.

6 Includes 886 shares held jointly by Mr. Lett and his wife; 2,433 shares owned by Mr. Lett's wife; 179,608 shares held by the estate of Mr. Lett's mother; and 4,051shares that Mr. Lett has the right to purchase upon the exercise of stock options.

7 Includes 4,282 shares owned by Mr. Mehne's wife; 1,778 shares held by the Mehne Farms, Inc. qualified plan; and 4,052 shares that Mr. Mehne has the right to purchase upon the exercise of stock options. Of these shares, 2,266 are pledged.

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8 Includes 148,272 shares held by companies of which Mr. Ramsey is an officer.

9 Includes 21,623 shares held jointly by Mr. Schroeder and his wife and 2,002 shares Mr. Schroeder has the right to purchase upon the exercise of stock options.

10 Includes 46,231 shares owned by Mr. Seger's spouse, 175,425 held jointly by Mr. Seger and his wife, 44,802 shares held in a Foundation of which Mr. Seger is administrator, and 92,667 shares owned by companies of which Mr. Seger is an officer.

11 Includes 3,841 shares held jointly by Mr. Voyles and his wife; 35,461 shares held by a generation skipping trust of which Mr. Voyles is trustee; and 4,052 shares that Mr. Voyles has the right to purchase upon the exercise of stock options.

12 Includes 10,428 shares held jointly by Mr. Rust and his wife.

13 Includes 21,157 shares that the directors and named executive officers of the Company have the right to acquire upon the exercise of stock options (all of which were exercisable at March 1, 2013) and 877,285 shares as to which voting and/or investment powers were shared by members of the group with others. Of these shares, an aggregate of 2,266 are pledged.

14 Also includes an aggregate of 35,135 shares that are held by the Company's trust subsidiary in fiduciary accounts for customers. Our directors (by Board action) and executive officers may be deemed to have the power to direct the trust subsidiary's voting decisions with respect to all of these fiduciary shares, and to direct the trust subsidiary's disposition decisions with respect to all of these fiduciary shares. Our directors and executive officers have no pecuniary interest in any of these trust subsidiary shares. Further, any exercise by them of any power to direct the voting or disposition of these shares by the trust company would be subject to the trust company's fiduciary duties under applicable law and the governing fiduciary instruments.

PRINCIPAL OWNERS OF COMMON SHARES

Listed below are the only individuals and entities known by the Company to beneficially own more than 5% of the outstanding common shares of the Company as of March 1, 2013 (assuming that their holdings have not changed from such other date as may be shown below):

Name	Common Shares Beneficially Owned	Percentage of Outstanding Shares
BlackRock, Inc.[1]	716,681	5.7%[2]

1 Based solely on BlackRock, Inc.'s statement on Schedule 13G (Amendment No. 3) of beneficial ownership as of December 31, 2012, which was filed on February 8, 2013, with the Securities and Exchange Commission. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

2 The percentage is calculated on the basis of 12,636,656 common shares outstanding as of March 1, 2013.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The Company has paid, or expects to pay, fees (including cost reimbursements) to Crowe Horwath LLP ("Crowe Horwath") for the audit of the Company's consolidated financial statements for the calendar years 2012 and 2011, the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act for 2012 and 2011, the review of the interim consolidated financial statements included in quarterly reports during the years 2012 and 2011, and review of registration statements and providing related consents of $213,000 for 2012 and $223,500 for 2011.

Audit-Related Fees. The Company has paid, or expects to pay, fees (including cost reimbursements) to Crowe Horwath for audit-related services rendered during 2012 and 2011 of $31,200 for 2012 and $45,700 for 2011. These services included employee benefit plan audits, HUD audit, reading press releases of the Company, participating in meetings of the Company's Disclosure Committee and assistance with various accounting and reporting matters.

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Tax Fees. The Company has paid, or expects to pay, fees (including cost reimbursements) to Crowe Horwath for tax services rendered during 2012 and 2011 of $63,490 for 2012 and $97,100 for 2011. These services included tax return preparation for the company as well as acquired entity, employee benefit plan information return preparation, implementation of investment and insurance subsidiaries, and assistance with tax reporting matters and consulting.

Other Fees. The Company has paid, or expects to pay, fees (including cost reimbursements) to Crowe Horwath for all other services rendered during 2012 and 2011 of $2,600 for 2012 and $27,415 for 2011. In both 2012 and 2011, this included fees for accounting research software and in 2011 this also included consultation on corporate finance and capital planning matters.

Pre-Approval by Audit Committee of Principal Accountant Services. The Audit Committee of our Board (or a member of the Audit Committee acting under authority delegated to him or her by the Audit Committee) approves in advance all services proposed to be performed for the Company or its subsidiaries by any independent registered public accounting firm that performs (or proposes to perform) audit, review or attest services for the Company or its subsidiaries. Under these SEC rules, the requirement for advance Audit Committee approval of services (other than audit, review or attest services) is waived if they were not recognized to be non-audit services at the time that the independent registered public accounting firm was engaged to provide those services, and certain other conditions are satisfied. None of the services of Crowe Horwath that were covered by the fees described above were performed without the prior approval of the Audit Committee (or the prior approval of a member of the Audit Committee acting under delegated authority) in reliance upon this waiver provision of the SEC rules.

REPORT OF THE AUDIT COMMITTEE

Our Board adopted an amended and restated charter for the Audit Committee in 2004 and reviewed and confirmed the charter's continued adequacy and effectiveness at its annual reorganization meeting in 2012. The Audit Committee charter is available in the Corporate Profile - Governance Documents section of the Investor Relations portion of the Company's web site, www.germanamerican.com. The charter states that the purpose of the Audit Committee is to oversee the Company's accounting and financial reporting processes and the audits of the Company's consolidated financial statements and internal control over financial reporting. It is not, however, the Audit Committee's responsibility under the charter to prepare and certify the Company's financial statements, to guarantee the independent registered public accounting firm's report, or to guarantee other disclosures by the Company. Audit Committee members are not employees of the Company and are not performing the functions of auditors or accountants. The Board has designated each of Mr. Forbes and Mr. Root as an "Audit Committee Financial Expert."

Independence of Audit Committee Members

The Audit Committee is currently comprised of four members of our Board, whose names appear below this Report of Audit Committee. All of the members of the Audit Committee are independent, as that term is defined by NASDAQ listing requirements that are applicable to the members of the Company's Audit Committee.

Review with Management and Independent Accountants

Management is responsible for the Company's internal controls and its accounting and financial reporting processes. The independent registered public accounting firm is responsible for performing audits of the Company's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee's responsibility is to oversee these processes.

In this context, the Audit Committee has met and held discussions with management and with Crowe Horwath, the independent registered public accounting firm for the Company, with respect to the Company's consolidated financial statements for the calendar year 2012. Management represented to the Audit Committee that the Company's consolidated financial statements as of and for the year ended December 31, 2012, were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed these consolidated financial statements with management. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

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The independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Public Company Accounting Oversight Board (PCAOB) Rule 3520, and the Audit Committee discussed with the independent registered public accounting firm that firm's independence. The Audit Committee also considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining that firm's independence.

Based upon the discussions and reviews referred to above, the Audit Committee has recommended to our Board that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

SUBMITTED BY THE MEMBERS OF THE AUDIT COMMITTEE:

Richard E. Forbes, Chairman
Gene C. Mehne
M. Darren Root
Michael J. Voyles

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Our Compensation Objectives

We seek to compensate our executives in a fair, reasonable and competitive manner. In designing and implementing our compensation program for our executive officers, we primarily intend to:

•	attract and retain highly-skilled executives in a competitive environment; and

•	provide financial incentives intended to align the executive officers' interests with those of our shareholders.

The primary components of each named executive's compensation are:

•	base salary;

•	incentive cash compensation; and

•	long-term equity incentive compensation (paid in the form of cash compensation and restricted stock grants).

How We Set Executive Compensation

None of the named executive officers has an employment agreement with the Company. As a result, the Committee has considerable discretion in recommending to the Board the annual compensation of the named executive officers. The Company has a compensation philosophy that provides guidance to the Committee when making decisions surrounding the named executive officers. The philosophy generally targets market median for base salaries with a strong emphasis on incentive compensation programs that provide a strong link between pay and performance. The Company believes in rewarding the named executive officers with significant incentive compensation awards if performance is high versus peer. This is a critical piece in the compensation plan design at the Company and is shown through the ability of the named executive officers to earn both a short-term and a long-term incentive payout annually.

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In setting the compensation of the named executive officers for 2012, the Committee reviewed data (included in a published financial institution compensation survey that included financial institutions of comparable sizes located in the Midwest) concerning the compensation provided to similarly situated executives. Additionally, in early 2012 the Committee engaged Blanchard Consulting Group (an independent third party consultant) to conduct an executive total compensation review. As part of this compensation review, the Committee worked with Blanchard Consulting Group to determine a peer group of publicly traded banks to utilize in the compensation review.

In previous years, the Committee reviewed a Midwest Banking Peer Group when determining the short and long-term incentive goals. Several of these peers were also included in the peer group the Committee selected with the assistance of Blanchard Consulting Group. The twenty banking companies that were included in the peer group for 2012 were the following:

Horizon Bancorp	S.Y. Bancorp, Inc.	LCNB Corp.	Ohio Valley Banc Corp.

Bank of Kentucky Financial Corporation	Ames National Corporation	Peoples Bancorp Inc.	MainSource Financial Group

First Financial Corporation	1st Source Corporation	Firstbank Corporation	Farmers National Banc Corp.

Lakeland Financial	Community Trust Bancorp	First Busey Corp	West Bancorp

Heartland Financial USA	Great Southern Bancorp	QCR Holdings	MidWestOne Financial

Independent Compensation Consultant

During 2012, the Compensation Committee engaged Blanchard Consulting Group as an independent third-party compensation consultant to assist with executive, staff and director compensation decisions. Blanchard Consulting Group is a national firm with an exclusive focus on the banking and financial services industry. As our independent consultant, Blanchard Consulting Group does not provide any services to the Company besides compensation consulting services. Blanchard Consulting Group reports directly to the Compensation Committee and the scope of 2012 projects included an executive total compensation review, a director compensation review, a staff/management compensation review and assistance with reviewing and revising our incentive plans throughout the organization. The Committee and executive management utilized Blanchard Consulting Group’s reports and reviews to assist with decisions during 2012. However, the Committee did not solely rely on the consultant’s reports and recommendations. The ultimate decisions made by the Committee were a balance between internal views and strategy along with the outside perspective of our independent consultant.

Compensation Components

The executive compensation program consists of three basic elements:

•	base salary;

•	short-term cash incentive awards for annual performance; and

•	long-term incentive awards granted under the 2009 LTI Plan for performance over a longer period (historically, three years).

In addition, we offer a 401(k) retirement plan and certain executive officers are eligible for certain nonqualified deferred compensation plans. One named executive officer is a participant in a frozen tax-qualified defined benefit plan.

Base Salary

The Company attempts to provide the executive officers with a base salary that is market competitive with the salaries offered by other bank holding companies of comparable size in Indiana and the surrounding states. The compensation philosophy targets the median of the competitive market for base salaries. The Company reviewed market data provided by Blanchard Consulting Group to assist with 2012 base salary decisions.

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The Committee determined the 2012 salaries for the named executive officers by reviewing the market data and considering recommendations from the CEO for each of the named executive officers except for the CEO. The recommendations and final decisions incorporated a number of items such as market competitive level, experience of the individual, performance of the individual, and desired positioning considering the incentive compensation programs at the Company. The Committee then recommended to the Board that the CEO's and each named executive officer's 2012 base salary be the value disclosed in the Summary Compensation Table (shown later in this document), and the Board accepted this recommendation. The base salary adjustments for each named executive officer for 2012 (as compared to their base salaries in 2011 (if then a named executive officer)) ranged from approximately 5% to 7.5%.

Short-Term Cash Incentive Awards

For services rendered during 2012, the Company continued to maintain an Executive Management Incentive Plan (a "Plan") for certain key officers, including the executive officers named in the Summary Compensation Table below. Under this Plan, the Company pays additional compensation in the form of annual cash incentive awards rewarding performance, contingent upon the achievement of certain goals.

Generally, the Plan provides each officer with a "balanced scorecard." The "balanced scorecard" establishes specific corporate and shareholder-related performance goals balanced by the officer's area of responsibility, his or her business unit, and his or her expected individual level of contribution to the Company's achievement of its corporate goals. Cash incentive payments that are authorized to be paid to eligible executive officers under the Executive Management Incentive Plan are payable in quarterly installments during the year following the year in which the services were performed and are contingent only upon such executive officer's continued employment with the Company through the date of payment of each quarterly installment.

At a regular meeting of the Board in April of 2012, the Board (by the vote of the members of the Board who are not "interested directors" within the meaning of NASDAQ's independence rules, and at the recommendation of the Committee) established target cash incentive awards for executive officers (which would not have included Messrs. Braun or Leinenbach as they had not yet been appointed executive officers (although such target incentives were similarly established or approved by the Company's Chief Executive Officer for such executives)) as percentages of their 2012 base salary (which ranged from 25% to 50% of base salary, depending upon the executive), with maximum awards (payable only if performance and other criteria were substantially exceeded) of as much as two times the target awards. The scorecard of Mark A. Schroeder, Chairman and Chief Executive Officer of the Company (the "CEO"), specified a target award of 50% of his base salary for 2012. As a result, if all targeted corporate and individual performance criteria were deemed to have been exceeded by the requisite amount with respect to the CEO's scorecard during 2012, the CEO could have earned a maximum cash incentive award for his services during 2012 equal to 100% of his 2012 base salary. The Board also approved and incorporated a minimum net income trigger into the Plan for 2012. If this minimum net income trigger is not obtained then the entire plan will not be funded and no payouts will be made to any participants under the Plan.

Cash incentive award entitlements for services during 2012 under the scorecards were based on:

•	formula assessments of 2012 corporate performance; and

•	formula and/or discretionary assessments of personal or departmental performance during 2012.

Corporate performance accounted for 80% of the potential cash incentive scorecard award for each named executive officer.

For 2012, the six selected short-term corporate performance criteria were:

•	Income/revenue measures (applied to all named executive officers):

○	Fully-diluted earnings per common share growth (20% weight);

○	Revenue per salary and benefits (10% weight); and

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○	Non-interest income to total revenue ratio (10% weight).

•	Consolidated balance sheet measures (applied to all named executive officers except for Mr. Braun):

○	Growth in core organic taxable loans (20% weight)

○	Growth in core organic deposits and repurchase agreements (10% weight); and

○	Non-performing assets to total assets ratio (10%).

For Mr. Braun, the consolidated balance sheet measures were total retail loan growth (weighted 20%) and growth in core organic deposits and repurchase agreements (20% weight).

For 2012, discretionary/individual measures (20% weight for named executive officers) were based on overall performance of the executive based on the Board's assessment (of the CEO's performance) and the CEO's assessment or approval (of the performance of the other named executive officers).

The Committee establishes the target awards to be challenging, but reasonably attainable. In selecting the performance measures, the Committee notes the following:

•	We defined core organic taxable loan growth to mean the growth in the average balance of our consolidated core organic taxable loans in December 2012 as compared to our average balances of our consolidated core organic loans in December 2011.

•	We defined core organic deposit and repurchase agreement growth to mean the growth in the average balance of our consolidated core organic deposits and repurchase agreements in December 2012 as compared to our average balances of our consolidated core organic deposits and repurchase agreements in December 2011.

•	We determined the non-performing assets to total assets ratio based on the average of the four quarter end ratios during 2012. This performance measure was added to our balanced scorecards in 2012 based on the importance of incorporating credit quality into incentive plans.

•	For Mr. Braun, total retail loan growth is defined as the December average of the consumer loans and mortgage loans outstanding.

•	In addition, other discretionary/individual performance measures or business unit or department performance is considered. The criteria relating to business unit performance or departmental performance (if such performance was applicable to a particular executive's scorecard) were geared to performance of the business unit or department headed by each particular executive. These criteria were assigned a weighting percentage based on the executive's position and authority.

In the first quarter of 2013, the Board, upon the recommendation of the Committee, determined the short-term cash incentive award amounts payable in 2013 to the executive officers, including the CEO, for their services during 2012, and such amounts are included in the 2012 information in the Summary Compensation Table. The Committee's recommendations were based on the Committee's assessment of the degree to which the corporate and personal goals established by the 2012 scorecards of the executive officers were achieved. The executive officers received awards that were in each case determined in accordance with the formulas relating to the short-term corporate performance criteria established by the respective 2012 scorecards and, for those officers with a discretionary component on their 2012 scorecards, a discretionary award within the targeted ranges. The 2012 short-term cash incentive payouts ranged from 22% to 65% of salary for the named executive officers.

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Long-Term Incentive Awards

The 2009 LTI Plan provides for the award of incentive and non-qualified stock options and other equity-based awards, including restricted stock ("LTI Awards"). The purpose of granting LTI Awards is to provide long-term incentive compensation to complement the short-term focus of annual cash incentive awards.

Scorecard target amounts of LTI Awards are established upon recommendation of the Committee based upon the executive officer's level of responsibility, and are earned in proportion to the extent to which the Company has achieved certain corporate financial targets on an average basis over the three-year period ending in the year for which the scorecard is established. During 2012, the Committee determined that implementing a three-year "clawback" provision in the Plan was appropriate and any LTI Awards earned in 2012 and thereafter are now subject to "clawback" if the calculations are later determined to have been based on misrepresented financial results. Additionally, the Committee determined that any LTI Award grants should be subject to a three-year vesting schedule. As such, 1/3 of the award will vest each year following the date of grant.

At a regular meeting of the Board in April of 2012, the Board (by the vote of the members of the Board who are not "interested directors" within the meaning of the rules of the NASDAQ Stock Market, Inc., and at the recommendation of the Committee) established target long-term incentive awards for executive officers as percentages of their 2012 base salary (which ranged from 25% to 50% of base salary, depending upon the executive), with maximum awards (payable only if the stated corporate criteria were substantially exceeded) of as much as two times the target awards. The CEO established or approved the targets for Messrs. Braun or Leinenbach as they had not yet been appointed executive officers at the time of such meeting. The scorecard of the CEO, specified a target award of 50% of his base salary for 2012. If all targeted corporate performance criteria were deemed to have been substantially exceeded by the requisite amount with respect to the CEO's scorecard during 2012, the CEO could have earned an LTI Award for his services during 2012 equal to 100% of his 2012 base salary. LTI Award targets for services during 2012 under the scorecards were based on the following selected long-term corporate performance criteria, each as measured as an average over the three-year period ending December 31, 2012 and benchmarked against a peer group (the "Long-Term Corporate Performance Criteria"):

•	return on common equity (50% weight); and

•	fully-diluted earnings per common share growth (50% weight).

Like the short-term cash incentive awards, the Committee establishes the target LTI Awards to be challenging, but reasonably attainable. In selecting the performance measures, the Committee notes the following:

•	We determined the extent to which the Company achieved the return on common equity measure by determining the percentile rankings of the Company for return on common equity compared to a Midwest publicly-held peer group of banks as shown previously in this section for 2012. For 2010 and 2011 the respective peer group that was used was disclosed in our prior year proxy disclosures. Generally, a number of the peer banks have been included in each of the three years of calculations, but each year the peer group has varied slightly. To calculate the percentile ranking we averaged the three percentile rankings from 2010, 2011 and 2012.

•	We determined the extent to which the Company achieved the fully-diluted earnings per common share growth measure by determining the percentile rankings of the Company for fully-diluted earnings per common share growth compared to a Midwest publicly-held peer group of banks shown previously in this section for 2012. In 2010 and 2011 the peer groups that were utilized were disclosed in our prior year disclosures. To determine the three year average positioning we averaged the percentile ranking of our Company versus the 2012, 2011 and 2010 peer group percentile rankings.

In addition, the LTI Awards are further subject to a minimum net income trigger that is the same as the short-term cash incentive award trigger. If this minimum net income trigger is not achieved for 2012, then no LTI Awards will be made under the Plan.

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At a special meeting of the Board during the first quarter of 2013, the Board determined that the corporate goals established by the scorecards for the LTI Awards were met, at least at the threshold level, for both the return on common equity and fully-diluted earnings per common share growth criteria and for the minimum net income trigger for the payment of any LTI Award for the three-year period under consideration. As a result, the Board approved the grant of a combination of Restricted Stock Awards and long-term cash payments to the five named executive officers at 128% of their respective target levels in satisfaction of their 2012 earned LTI Awards under the 2009 LTI Plan. The LTI Awards that were earned in 2012 ranged from 32% to 64% of salary for the named executive officers. Each Restricted Stock Award consisted of:

•	newly-issued common stock of the Company (subject to certain restrictions and forfeiture conditions) having an aggregate fair market value of approximately 50% of each named executive officer's total LTI Award earned in 2012 (rounded up to the nearest whole number 30-share block divisible by three); and

•	rights to receive cash payments in a dollar amount approximately equal to the dollar value of the previously-mentioned restricted stock (which cash rights are subject to similar forfeiture conditions).

Holders of the common stock issued as part of the Restricted Stock Award (which were issued effective March 15, 2013, at fair market value) are entitled to dividends on such shares unless and until the shares are forfeited in accordance with the terms of the Restricted Stock Awards. The LTI Awards earned in 2012 (and consisting of the Restricted Stock Awards and the related right to receive the cash payments) will vest and be paid, assuming the continued service of each of the holders through such vesting date, as follows: 1/3 on December 5, 2013, 1/3 on December 4, 2014 and 1/3 on December 5, 2015. Vesting of such LTI Awards will be accelerated in the event of the holder's death or disability while in the service of the Company or upon such other event as determined by the Committee in its sole discretion. Vesting will also be accelerated upon certain extraordinary events (such as a change in control).

Retirement/Deferred Compensation Benefits

German American Bancorp 401(k) Savings Plan. The 401(k) Plan is a tax-qualified defined contribution plan that enables eligible employees to defer income taxation on up to 60% of their compensation (not to exceed $17,000 (for 2012) or $22,500 (for 2012) for employees age 50 or older). We currently provide fully vested matching contributions equal to 100% of each employee's pre-tax contributions up to the first 3% of compensation plus 50% of the employee's pre-tax contributions up to the next 2% of compensation.

Participants in the plan direct the investment of their account balances and are eligible for loans, certain in-service withdrawals, and distributions upon termination of employment. All five named executive officers participate in the 401(k) Plan.

German American Bancorp Nonqualified Savings Plan. Under the German American Bancorp Nonqualified Savings Plan, established in 2004 (the "Nonqualified Savings Plan"), highly compensated or management employees of the Company and its subsidiaries who are specifically designated from time to time by the Committee as eligible to participate in the Plan may, through payroll deduction, make employee deferral contributions between 1% and 60% of their regular earnings. Participants in the plan direct the investment of their account balances. The Plan was amended in 2008 to bring it into technical compliance with the requirements of section 409A of the Internal Revenue Code of 1986, as amended ("Code").

We make matching contributions under the Nonqualified Savings Plan according to following formula:

•	100% of the first 3% of the participant's eligible compensation contributed to the Nonqualified Savings Plan and the German American Bancorp 401(k) Savings Plan ("401(k) Plan") as "Deferral Contributions" (as defined under the respective plans) for the plan year, plus

•	50% of the next 2% of the participant's eligible compensation contributed to the Nonqualified Savings Plan and the 401(k) Plan as "Deferral Contributions" (as defined under the respective plans) for the plan year.

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In no event, however, may the aggregate employer matching contributions on behalf of any participant in any plan year, considering both the matching contribution under the Nonqualified Savings Plan and any employer matching contribution under the 401(k) Plan, exceed 4% of such participant's eligible compensation.

As elected by the participant, each participant (or his or her beneficiary) will receive a lump sum distribution or series of installment distributions from the Nonqualified Savings Plan, beginning upon termination of employment, retirement, early retirement or disability. The Nonqualified Savings Plan contains certain provisions that may accelerate the timing of distributions that would be triggered by certain changes in control of the Company. During 2012, three of the named executive officers (i.e., Messrs. Schroeder, Ewing and Rust) in the Summary Compensation Table have an account under the Nonqualified Savings Plan.

Employees Pension Plan of German American Bancorp. The Pension Plan is a frozen tax-qualified defined benefit pension plan. The plan has been frozen (meaning that no additional employees can become participants and no additional benefits are accruing under the plan) since January 1, 1999. Of the named executive officers, only the Chief Financial Officer is a participant in the Pension Plan, and he is 100% vested in the pension benefit.

Executive Supplement Retirement Income Agreement. The Chief Financial Officer participates in an Executive Supplement Retirement Income Agreement with the Company that provides for a supplemental retirement benefit in the amount of $26,340 per year for fifteen years and an additional death benefit of $10,000. The Chief Financial Officer is 100% vested in the benefit and amounts become payable upon his termination of employment or retirement. The arrangement constitutes a non-qualified deferred compensation plan. The benefit is forfeited in the event he is terminated for "Cause" as described in the agreement. This plan was amended in December 2008 to bring the arrangement into technical compliance with requirements of section 409A of the Internal Revenue Code of 1986, as amended.

German American Bancorp Deferred Director Compensation Plan. The Deferred Director Compensation Plan allowed members of the Company's Board to elect to defer the receipt and taxation on a portion of their director fees while serving on the Board. The Plan was frozen as of December 31, 1996, and no additional fees have been deferred into the Plan since then. Of the named executive officers, only Mr. Schroeder is a participant in the Deferred Director Compensation Plan.

Other Compensation

Detailed information regarding other compensation is provided in note 5 to the Summary Compensation Table below. In general, we believe that perquisites should not constitute a significant portion of any executive officer's compensation. Moreover, certain of the perquisites provided to executive officers also provide a benefit to us. For example, we reimburse certain club dues to encourage our executive officers to have a presence in the community to promote the business of the Company. In addition, as part of decision to hire Mr. Braun in 2011, the Company agreed in an at-will offer letter to (i) certain compensation guarantees (i.e., total compensation of not less than $250,000 per calendar year (through 2014), subject to continued service), and (ii) the reimbursement of certain moving-related expenses. Details on these items are reflected in the Summary Compensation Table.

Tax Issues

Under section 162(m) of the Code, subject to an exception for qualifying performance-based compensation, we cannot deduct compensation of over $1 million in annual compensation paid to certain executive officers. We seek to avoid payments that would not be deductible under section 162(m) of the Code.

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Compensation Committee Report

The Compensation/Human Resources Committee has reviewed and discussed with management the above "Compensation Discussion and Analysis," and, based on such review and discussion, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement, from which it will be incorporated by reference into the Company's Annual Report on Form 10-K.

Thomas W. Seger, Chairman
Douglas A. Bawel
Christina M. Ernst
U. Butch Klem

Risk Assessment

We believe that our compensatory plans or programs provide appropriate incentives for all of our employees, including but not limited to our employees engaged in marketing and selling particular types of banking, insurance, securities or other financial products or services, and our executive officers. We also believe that those plans and programs, considered individually and as a whole, neither encourage excessive or unnecessary risk that would adversely affect the long-term value or performance of our Company nor encourage employees to manipulate earnings in order to enhance the benefits payable under such plans or programs.

We believe that our annually-reconstituted Management Incentive Plan for our executive officers (described above under the heading "Compensation Discussion and Analysis," and considering both the short-term and long-term award structures created by that plan) is well designed to align our strategic objectives with short-term and long-term shareholder value, because:

•	the corporate performance metrics (as specified by the balanced scorecards) take into consideration asset quality, balance sheet, income statement and equity factors, and

○     threshold goals under such scorecards were (are) reasonably achievable with good performance, and therefore were sufficiently challenging but not overly difficult, and

○     specified performance metrics did (do) not include steep cliffs for not achieving nor exponential upside to achieving them;

•	based on peer group comparisons, the incentives payable to our executive officers under their balanced scorecards were (are) capped at reasonable levels and the maximum awards represent an appropriate portion of total pay;

•	our inclusion of an award based on a three-year performance period discourages activities that do not benefit us over a long term;

•	denomination of long-term awards in payments of restricted Company stock (coupled with a proportionate cash entitlement) gives further incentive to our executives to focus on sustained value creation; and

•	for LTI Awards issued with respect to the 3-year performance period ending December 31, 2012, such awards now vest over a 3-year period, further aligning performance with retention and commitment.

Similarly, we believe that the compensation programs available to our employees generally, and in our investments and insurance areas in particular (such as permitted payments for referrals, account opening incentives, and insurance, mortgage loan, and brokerage commissions and other payments based on products and services sold or provided or business developed or produced) are appropriately aligned with our Company's strategy and objectives for long-term value creation for shareholders, and properly reward various performance outcomes.

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Executive Compensation

The following tabular and other information describes the compensation of our Chief Executive Officer, our Chief Financial Officer, and our three other executive officers employed at the end of 2012 (we refer to these individuals as our "Named Executive Officers" or "NEOs"), for their services to the Company and its subsidiaries during 2012 and certain prior years.

Summary

The following table provides a summary of compensation for 2010 through 2012 with respect to our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($) (4)	All Other Compen- sation (5) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mark A. Schroeder, Chairman and Chief Executive Officer	2012 2011 2010	305,000 290,000 280,000	― ― ―	107,767 97,613 100,860	― ― ―	295,986 306,358 292,540	26,620 21,073 13,216	100,077 98,833 85,472	835,450 813,877 772,088
Clay W. Ewing, President – Commercial and Retail Banking	2012 2011 2010	215,000 200,000 190,000	― ― ―	55,380 53,944 54,940	― ― ―	166,328 165,576 164,396	― ― ―	43,865 41,853 34,606	480,573 461,373 443,942
Bradley M. Rust, Executive Vice President, Chief Financial Officer	2012 2011 2010	182,500 170,000 155,000	― ― ―	35,552 34,421 33,620	― ― ―	105,594 108,073 100,579	10,856 11,901 9,411	31,899 30,660 24,358	366,401 355,055 322,968
Randall L. Braun,* Senior Vice President / Head of Retail Banking	2012	160,000	51,554	25,981	―	59,859	―	52,241	349,635
Keith A. Leinenbach,* Senior Vice President / Chief Credit Officer	2012	160,000	―	25,981	―	77,139	―	20,777	283,897

* - Messrs. Braun and Leinenbach first became named executive officers in 2012. Compensation paid to them prior to 2012 is therefore not presented in this proxy statement.

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(1) Amounts reported in this column represent (i) the restricted stock portion of the LTI Awards that were granted in 2013, 2012, and 2011, as applicable, based on criteria established for the three-year periods ending December 31, 2012, December 31, 2011, and December 31, 2010, respectively, and (ii) with respect to Mr. Schroeder, a restricted stock retention award in the amount of $9,998 that was granted to each of the Board members on or about December 17, 2012 (such award, which will vest on December 5, 2013, subject to continued service on the Board, is also disclosed in the Director Compensation table, below). The restricted stock awards granted as part of the LTI Awards in this column vest as follows: (a) for the grant related to 2010, such shares became vested as of December 5, 2011, (b) for the grant related to 2011, such shares became vested as of December 5, 2012, and (c) for the grant related to 2012, such shares will become vested as follows: 1/3 on December 5, 2013, 1/3 on December 4, 2014 and 1/3 on December 5, 2015. In accordance with our interpretation of SEC guidance on this subject, we report these awards for purposes of our Summary Compensation Table as being awarded in the final year of the related three-year performance period, even though we accrue the related expense in different time periods for financial reporting purposes. The cash portion of the LTI Award amounts has been reported as "Non-Equity Incentive Plan Compensation" (column (g)).

(2) No stock options were granted to the named executive officers in 2010, 2011 or 2012.

(3) The amounts in this column represent: (a) short-term cash incentive awards that were earned based on performance during 2010, 2011 and 2012, respectively and as applicable, under the Company's Management Incentive Plan (see "Compensation Discussion and Analysis section on Compensation Components―Short-Term Cash Incentive Awards" above) (these cash incentive awards are generally paid (subject to the executive's continued employment) to the executive in quarterly installments during the year following the year in which they were earned (for instance, 2012 amounts will be paid in 2013)), and (b) the cash portion of the LTI Awards that were based on performance for the three-year periods ended December 31, 2010, December 31, 2011, and December 31, 2012, respectively. Such amounts became or will become payable and vested as follows: (a) for the grant related to 2010, such amount vested and were paid as of December 5, 2011, (b) for the grant related to 2011, such amount vested and were paid as of December 5, 2012, and (c) for the grant related to 2012, such amount will become vested and payable according to the following schedule: 1/3 on December 5, 2013, 1/3 on December 5, 2014 and 1/3 on December 5, 2015 (subject to the NEOs' continued employment) (see "Compensation Discussion and Analysis section on Compensation Components―Long-Term Incentive Awards" above). The table below sets forth the amounts of each award based on performance for the years ended December 31, 2010, 2011 and 2012, respectively.

	Schroeder	Ewing	Rust	Braun	Leinenbach
To be Paid/Vested on or before 12/5/2015
Short-Term Cash ($)(a)	198,555	111,628	71,066	34,640	51,920
Long-Term Cash ($) (b)	97,431	54,700	34,528	25,219	25,219
Long-Term Stock ($) (b)	97,769	55,380	35,552	25,981	25,981
Director Restricted Stock Award ($) (c)	9,998	―	―	―	―
Paid/Vested on or before 12/5/2012
Short-Term Cash ($)	209,670	112,320	74,154
Long-Term Cash ($)	96,688	53,256	33,919
Long-Term Stock ($) (d)	97,613	53,944	34,421
Paid/Vested on or before 12/15/2011
Short-Term Cash ($)	191,800	109,896	67,239
Long-Term Cash ($)	100,740	54,500	33,340
Long-Term Stock ($) (e)	100,860	54,940	33,620

(a) As noted above, the short-term cash awards for 2012 are being paid in quarterly installments (subject to continued service) throughout 2013.

(b) As noted above, these amounts represent the cash and restricted stock portions of LTI Awards as of March 15, 2013, the date on which such awards were formally granted. Each portion of the LTI Award will vest over 3-year period in 1/3 increments on December 5, 2013, 2014 and 2015, respectively.

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(c) As noted above and as detailed in the Director Compensation section, below, Mr. Schroeder was awarded a grant of restricted stock on 453 common shares of the Company on December 17, 2012. Subject to his continued service on the Board, the shares will vest on December 5, 2013.

(d) These amounts reflect the value of stock-based LTI Awards as of March 15, 2012, the date of grant.

(e) These amounts reflect the value of stock-based LTI Awards as of March 15, 2011, the date of grant.

(4) With respect to Mr. Schroeder, the amounts specified in Column (h) are attributable to the above-market portion of earnings credits under our Deferred Director Compensation Plan of $13,216 for 2010, $21,073 for 2011 and $26,620 for 2012. With respect to Mr. Rust, the amounts specified in Column (h) reflect (i) the increase in the present value of his accrued benefit under an Executive Supplemental Retirement Income Agreement of $5,171 for 2010, $5,491 for 2011 and $5,829 for 2012, and (ii) the increase in the present value of his frozen accrued benefit under the Employees' Pension Plan of German American Bancorp of $4,240 for 2010, $6,410 for 2011, and $5,027 for 2012.

(5) The amounts specified in Column (i) include the following:

Name		Perquisites & Other Personal Benefits (a) ($)	Relocation Expense Reim-bursement (b) ($)	Payments/ Accruals on Termination Plans ($)	Company Contributions to Defined Contribution Plans ($)	Cash Dividends on Restricted Stock ($)	Life Insurance Premiums (c) ($)
Mark A. Schroeder	2012	67,206	―	―	30,154	1,995	722
	2011	66,177	―	―	29,351	2,583	722
	2010	59,508	―	―	23,247	1,995	722
Clay W. Ewing	2012	23,859	―	―	18,181	1,103	722
	2011	21,983	―	―	17,741	1,407	722
	2010	18,772	―	―	14,046	1,071	717
Bradley M. Rust	2012	17,303	―	―	13,662	704	230
	2011	16,596	―	―	12,992	861	211
	2010	13,238	―	―	10,333	662	125
Randall L. Braun	2012	4,975	46,403	―	―	557	306
Keith A. Leinenbach	2012	11,480	―		8,779	263	255

(a) Amounts include (i) imputed income from personal use of automobile provided by the Company (for Messrs. Schroeder and Ewing), (ii) country club dues paid by the Company (for Messrs. Schroeder, Ewing and Braun), (iii) a 5% discount off the market price of Company stock purchased by the NEOs under the Company's Employee Stock Purchase Plan, (iv) a cash "retirement allowance" (intended to help salaried employees defray the cost of saving for retirement following the elimination in 2004 of a Company-funded retirement contribution to the 401(k) plan) for each year (and which, for 2012, was provided in the following amounts: $35,897 (Schroeder), $21,974 (Ewing), $16,408 (Rust), and $10,421 (Leinenbach), and for 2011, was provided in the following amounts: $34,942 (Schroeder), $21,387 (Ewing), and $15,467 (Rust), and for 2010, was provided in the following amounts: $27,689 (Schroeder), $16,712 (Ewing), and $12,426 (Rust)), included in the NEO's paychecks throughout the year, (v) a "longevity payment," paid in November of each year, (vi) health club reimbursements and other fringe benefits for Mr. Braun, and (vii) with respect to Mr. Schroeder, $25,400 of director fees in 2012, $24,000 in 2011, and $27,000 in 2010.

(b) Amount includes $34,403 of Company-paid moving expenses plus a tax gross-up payment on the moving expenses of $12,000.

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(c) The listed NEOs receive group term life insurance coverage equal to one-times base salary. The amounts in this column reflect the imputed income on the premiums for the executive officers' coverage.

Grants of Plan-Based Awards

As noted above under the Compensation Discussion and Analysis section on "Compensation Components," our Board at a special meeting held in the first quarter of 2012 adopted "balanced scorecards" that substantially established, for each of our current named executive officers, the Board's targeted performances during the one- and three-year periods ending December 31, 2012, by which they would be considered for short-term and long-term incentive grants at the conclusion of 2012. As a meeting the first quarter of 2013, and based on the extent to which the Board deemed the performance criteria to be satisfied, the Board authorized the payment of short-term incentive awards (payable quarterly in 2013 in cash) to the named executive officers for 2012 performance, and LTI Awards for performance for the three-year performance period ending December 31, 2012.

The following table provides additional information regarding grants of plan-based awards for the three-year service period ending December 31, 2012 (based on the threshold, target and maximum award levels as they existed as of December 31, 2012 under the balanced scorecards) to the current named executive officers.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date*	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Mark A. Schroeder	4-30-12 12-17-12	114,375 ―	228,750 ―	457,500 ―	1,770 ―	3,540 ―	7,050 ―	― 453	― ―	― ―
Clay W. Ewing	4-30-12	64,500	129,000	258,000	990	1,980	3,960	―	―	―
Bradley M. Rust	4-30-12	41,063	82,125	164,250	630	1,260	2,550	―	―	―
Randall L. Braun	4-30-12	30,000	60,000	120,000	480	930	1,860	―	―	―
Keith A. Leinenbach	4-30-12	30,000	60,000	120,000	480	930	1,860	―	―	―

*As explained above, the grants of short-term awards and long-term awards with respect to 2012 performance were made in March 2013, but such 2012 grants were awarded with reference to performance goals that were substantially established at a special meeting of the Board held on April 30, 2012. Solely for purposes of this presentation, the "grant date" is considered to be the date of the substantial establishment of the balanced scorecard performance goals at the April 30, 2012 meeting of the Board.

(1) These columns reflect the estimated threshold, target and maximum levels of the potential grants under the short-term incentive plan and the estimated cash portion of the long-term incentive plan (under the balanced scorecard performance goals that were substantially established by Board action on April 30, 2012). The actual amounts of the awards (as fixed by action of the Board on March 4, 2013) have been reported in the Summary Compensation Table, above, and details of these actual amounts are set forth in the table included in footnote 3 to the Summary Compensation Table.

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(2) These columns reflect the estimated threshold, target and maximum levels of restricted shares that could have been awarded under the long-term incentive plan (under the balanced scorecard performance goals that were substantially established by Board action on April 30, 2012). The estimated number of restricted shares was determined by taking one-half the projected long-term incentive award and dividing this amount by the market price of the Company's common shares at the end of the Fiscal Year (based on the NASDAQ Official Closing Price of $21.72 for the Company's common shares on December 31, 2012 then rounded up to the nearest whole number 30-share block divisible by three).

(3) As noted above and as detailed in the Director Compensation section, below, Mr. Schroeder was awarded a grant of restricted stock on 453 common shares of the Company on December 17, 2012. Subject to his continued service on the Board, the shares will vest on December 5, 2013

Option Exercises and Stock Vested

The following table provides information regarding stock options exercised and stock grants becoming vested in 2012 with respect to the named executive officers. The stock grants consist of the restricted stock portion of the LTI Awards granted in April 2012, based on performance for the three-year period ending December 31, 2011. Restrictions on these shares lapsed on the vesting date of December 5, 2012.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Mark A. Schroeder	2,050	9,215	4,750	104,595
Clay W. Ewing	―	―	2,625	57,803
Bradley M. Rust	―	―	1,675	36,884
Randall L. Braun	―	―	1,325	29,177
Keith A. Leinenbach	―	―	625	13,763

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Outstanding Equity Awards at Fiscal Year-End

The following table includes information regarding the outstanding equity awards of Mr. Schroeder at December 31, 2012. None of our other named executive officers had outstanding equity awards at December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested ($)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mark A. Schroeder	1,000.00 1,000.00	― ―	― ―	13.14 13.25	06/01/2015 06/01/2016	― ―	― ―	― ―	― ―

Nonqualified Deferred Compensation

As noted under Compensation Discussion and Analysis above under the section entitled "Retirement/Deferred Compensation Benefits," Messrs. Schroeder, Ewing and Rust participated in the Nonqualified Savings Plan in 2012. In addition, Mr. Rust was the only participant in an Executive Supplement Retirement Income Agreement that provides for a supplemental retirement benefit (which, as a defined benefit, is disclosed in the "Pension Benefits" section below).

The following table provides information regarding nonqualified deferred contribution and earnings credits for 2012 with respect to the named executive officers.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (3)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Mark A. Schroeder (1) (2)	16,018 0	39,705 0	27,109 29,376	―	259,081 266,206
Clay W. Ewing (4)	0	16,122	3,127	―	33,909
Bradley M. Rust (4)	―	6,855	0	―	7,388
Randall L. Braun	―	―	―	―	―
Keith A. Leinenbach	―	―	―	―	―

(1) Amounts in line (1) relate to the CEO's participation in the Nonqualified Savings Plan. Earnings reported in line (1), column (d), represent the change in market value of the investments in which Mr. Schroeder directs the investment of his account.

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(2) Amounts in line (2) relate to the CEO's participation in the Deferred Director Compensation Plan, which has been frozen since December 31, 1996. Earnings reported in line (2), column (d) represent earnings under the Plan.

(3) Amounts in column (c) represent the matching contributions accrued under the Nonqualified Savings Plan in 2012 that will be contributed in 2013.

(4) Earnings reported in column (d) represent the change in market value of the investments in which Messrs. Ewing and Rust direct the investment of their accounts.

Pension Benefits

As noted under the heading in the Compensation Discussion and Analysis, above, entitled "Retirement/Deferred Compensation Benefits," we sponsor a frozen tax-qualified defined benefit plan known as the "Employees' Pension Plan of German American Bancorp." Of the named executive officers, only the Chief Financial Officer participates in this plan.

In addition, the Chief Financial Officer was the only participant in the Executive Supplement Retirement Income Agreement that provides for a supplemental retirement benefit in the fixed amount (i.e., the benefit does not further increase based on either the age or the service of the Chief Financial Officer) of $26,340 per year for fifteen years and an additional $10,000 death benefit. The Chief Financial Officer is 100% vested in the benefit and amounts become payable upon his death, disability, termination of employment or retirement. Except in cases of death or disability, the benefit will commence on the first day of the month following his 65th birthday. If he terminates employment prior to age 65 but after age 60, he may elect to commence benefits prior to age 65 but a reduction will be applied equal to 6% per year for each year in which benefits are commenced prior to age 65. Death benefits, including a $10,000 burial benefit, are payable to the Chief Financial Officer's beneficiary under the plan.

The following table provides information regarding benefits and distributions under the Employees Pension Plan of German American Bancorp with respect to the named executive officers.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Mark A. Schroeder	―	―	―	―
Clay W. Ewing	―	―	―	―
Bradley M. Rust	Employees' Pension Plan of German American Bancorp	6	30,714	None
	Executive Supplement Retirement Income Agreement	19	50,469	None
Randall L. Braun	―	―	―	―
Keith A. Leinenbach	―	―	―	―

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Potential Payments on Termination or Change in Control

We are not party to any severance or other employment agreements with named executive officers. In addition, we have not entered into any change in control agreements with any of the named executive officers. The only potential termination/change in control benefits are as follows (determined as if the change in control occurred on December 31, 2012):

•	the 1999 LTI Plan provides that upon a change in control, and unless otherwise determined by the Board, all unvested awards become vested and all related restrictions lapse. All options issued under the 1999 LTI Plan are currently fully vested, and no restricted stock awards are currently outstanding under the 1999 LTI Plan (quantification is not applicable as all options issued under the 1999 LTI Plan are fully vested and there are no restricted stock awards outstanding under the 1999 LTI Plan);

•	the 2009 LTI Plan provides that upon a change in control, and unless otherwise determined by the Board, all unvested awards become vested and all related restrictions lapse.

○     With respect to awards granted to the named executive officers in the form of LTI Awards, no options have been issued under the 2009 LTI Plan, and any restricted stock awards granted as LTI Awards became fully vested (with the restriction lapsing) as of December 5, 2012 (quantification is not applicable as no options have been issued under the 2009 LTI Plan and all restricted stock awards issued under the 2009 LTI Plan on or before December 31, 2012 (the date on which the change in control was deemed to occur for purposes of this presentation) were fully vested as of December 5 2012);

○     With respect to the 453 restricted shares granted to Mr. Schroeder as director of the Company on December 17, 2012, such shares were not vested as of December 31, 2012 and had a change in control occurred as of such date, Mr. Schroeder would have been entitled to vesting of such shares which would have had a value of $9,839 (based on a closing price of $21.72 per share on December 31, 2012).

•	as noted under Compensation Discussion and Analysis above, under the section entitled "Retirement/Deferred Compensation Benefits," Messrs. Schroeder, Ewing and Rust were participants in the Nonqualified Savings Plan as of December 31, 2012. If elected by the participant, he (or his or her beneficiary) will receive a lump sum or installment distribution of his deferrals and matching contributions from the Nonqualified Savings Plan, beginning upon termination of employment, retirement, early retirement or disability. In the event of a change in control of the Company, any unvested amounts allocated to a participant's account shall become fully vested (the named executive officers have elected to receive their account balances under the Nonqualified Savings Plan (account balances as of December 31, 2012 are disclosed in column (f) of the Nonqualified Deferred Compensation table, above) as follows: in a single lump sum payment upon the attainment of normal retirement age as defined under the Nonqualified Savings Plan (Messrs. Schroeder, Ewing and Rust). In addition, Mr. Rust has elected to receive his benefits in a single lump sum payment upon a change in control of the Company);

•	as noted under Compensation Discussion and Analysis above, under the section entitled "Retirement/Deferred Compensation Benefits" and the Pension Benefit disclosure above, the Chief Financial Officer's frozen accrued benefit under the Employees' Pension Plan of German American Bancorp (which is 100% vested) will become payable as a life annuity in the event that he terminates employment (although actual payments will be delayed until he turns age 65 if he terminates employment prior to age 65) (the present value of the accumulated benefit as of December 31, 2012 is disclosed in column (d) of the Pension Benefit table, above); and

•	as noted under the Pension Benefit disclosure above, the Chief Financial Officer's accrued benefit under the Executive Supplement Retirement Income Agreement will become payable at age 65, unless he terminates after attaining age 60 and elects to commence a reduced early retirement benefit. Payment of the benefits under this Agreement is conditioned on the Chief Financial Officer not violating a non-competition covenant under the Agreement (the present value of the accumulated benefit as of December 31, 2012 is disclosed in column (d) of the Pension Benefit table, above).

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Director Compensation

The Company compensates its directors for their service to the Company and the Company's subsidiaries and banking divisions based on a twelve-month period commencing with each year's annual reorganization meeting of the Board. The Governance/Nominating Committee made a recommendation with respect to director compensation to the Board and the Board approved such recommendation at its annual reorganization meeting on June 25, 2012.

For services of directors during the current annual period that commenced at the 2012 annual Board reorganization meeting, the Company has compensated its directors, including the CEO, through an annual retainer of $20,000 paid in cash during 2012 in a lump sum (which was earned regardless of the number of meetings held or attended, and regardless of committee membership or attendance) and is paying additional attendance fees of $600 for each meeting of the Board that they attend during this period and $450 for each committee meeting that they attend during this period (with the exclusion of the CEO who does not receive attendance fees for meetings of committees for which he is an ex officio member). For services of directors during 2012, the Company also paid a lead director fee of $7,500 and annual committee chairman fees of (i) $3,500 for the Compensation/Human Resources and Credit Risk Management Committees and (ii) $5,000 for the Audit Committee. For services of directors during the period commencing at the 2011 annual Board reorganization meetings and ending at the 2012 annual Board reorganization meeting, the Company compensated its directors, including the CEO, through annual retainers paid in cash in a lump sum during 2011 in the amount of $20,000. The Company also paid an additional $500 attendance fee for each meeting of the Board that they attended during the entirety of that period.

Members of the Board who serve as Board representatives of a regional advisory board of directors receive attendance fees of $450 for each meeting actually attended, with the exclusion of the CEO who is not eligible for such attendance fees. Directors attending concurrent meetings of the Board and the board of directors of German American Bancorp (our bank subsidiary) are eligible to receive a single attendance fee of $600 for each combined meeting actually attended. Members of the Board who are not employees of the Company attending the sequential meetings of German American Insurance, Inc. and German American Financial Advisors & Trust Company are eligible to receive a single attendance fee of $450 for each combined meeting actually attended.

On December 17, 2012, the Board granted 453 shares of restricted common stock of the Company as additional retainer to the current members of the Board of Directors, including Mark A. Schroeder, the Company’s Chief Executive Officer, under the 2009 Equity Incentive Plan. Accordingly, 453 shares of common stock of the Company (restricted as to transferability and vesting under the terms of the Board resolutions granting the awards) were issued to each of the Company’s 11 directors (including Mr. Schroeder) effective as of the close of business on December 17, 2012, or an aggregate of 4,983 shares. Under the terms of the award resolutions, none of the grants of restricted stock will be transferable prior to December 5, 2013, and each award will be forfeited and all shares issued under the award will be cancelled should the holder of the award not continue in service as a director of the Company through December 5, 2013, for any reason other than death or disability, or (for any reason other than disability) were to fail to attend in person 75 percent of the meetings of the boards and committees on which he or she was a member during the period commencing on January 1, 2013, through December 5, 2013, or were to fail to attend (other than by reason of disability or illness or bona fide emergency) the Company's annual meeting of shareholders held in 2013. Notwithstanding the above vesting standards, the Board retains the discretion to waive the forfeiture provisions or accelerate vesting.

The table below shows all compensation paid during 2012 to our directors who served during 2012 and who were not also named executive officers in 2012. Please note that Mr. Schroeder is the only named executive officer who is also a director. Mr. Schroeder's director fees of $25,400 in 2012 are reported in the "All Other Compensation " column of the Summary Compensation Table, above, while his restricted stock grant of 453 shares on December 17, 2012 is reflected in the Stock Awards column of the Summary Compensation Table, above.

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DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards	Non-Equity Incentive Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (2)	All Other Compensation	Total ($)
Douglas A. Bawel	32,550	9,998	―	―	―	―	42,548
Christina M. Ernst	28,450	9,998	―	―	―	―	38,448
Marc D. Fine	31,350	9,998	―	―	―	―	41,348
Richard E. Forbes	31,850	9,998	―	―	―	―	41,848
U. Butch Klem	39,900	9,998	―	―	―	―	49,898
J. David Lett	28,100	9,998	―	―	―	―	38,098
Gene C. Mehne	30,550	9,998	―	―	4,382	―	44,930
Chris Ramsey	28,950	9,998	―	―	―	―	38,948
Thomas W. Seger	34,650	9,998	―	―	―	―	44,648
Michael J. Voyles	28,800	9,998	―	―	―	―	38,798

(1) See description above regarding the grant on December 17, 2012 of 453 restricted shares to each of the directors (including Mr. Schroeder). Subject to the continued service obligations described above, such restricted shares will vest on December 5, 2013.

(2) In the case of Director Mehne, this column reflects the above-market portion of earnings credits under our Deferred Director Compensation Plan, which has been frozen since December 31, 1996.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2012, we have not participated in any transaction or series of related transactions (and there is no currently proposed transaction as of the date of this Proxy Statement) that involved (or is proposed to involve) an amount greater than $120,000 in which any of our directors, executive officers or members of their immediate families had (or would have) a direct or indirect material interest, except for (a) those transactions that are not required to be separately reported under the rules of the SEC for disclosure of related person transactions and (b) compensation paid to Mr. Braun and Mr. Leinenbach for 2012, all of which is reported above in this proxy statement under "EXECUTIVE AND DIRECTOR COMPENSATION" and is incorporated here by reference. The 2012 compensation of Mr. Braun and Mr. Leinenbach was not pre-approved by the Compensation/Human Resources Committee (as required for executive officer compensation) because they were not determined to be executive officers by the Board until June 2012.

The Company's bank subsidiary has (and expects to continue to have in the future) loan transactions in the ordinary course of business with directors and officers of the Company and their associates and members of their immediate families. These loans have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectibility or present other unfavorable features, and none of them are disclosable by us as nonaccrual, past due, restructured or potential problems (as those terms are defined by an SEC industry guide applicable to disclosures by bank holding companies).

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As required by the listing standards of NASDAQ, the Audit Committee of our Board has the authority and responsibility for reviewing and approving all related party transactions of a type and size that would be required to be reported to shareholders and the SEC under the rules of the SEC for disclosure of related person transactions. Accordingly, transactions in which we participate (or are proposed to participate) that are covered by this review and approval requirement include but are not limited to most types of financial transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements, or relationships, in which any of our directors, executive officers or members of their immediate families have a direct or indirect material interest (as determined in accordance with the SEC rules) and involve an amount in excess of $120,000. Certain types of transactions are not reportable in our annual meeting proxy statements under the SEC related person transaction disclosure rules, however, and therefore do not require Audit Committee review, including:

•	loan transactions of our Company's bank subsidiary in which our directors, executive officers or members of their immediate families may have a direct or indirect material interest, if such loans satisfy the standards (described by the preceding paragraph) for non-disclosure under the SEC rules;

•	payments of dividends or interest made by us to our directors and our Named Executive Officers solely as a result of their ownership of our publicly-held securities (common shares and our now-redeemed debentures) and indebtedness owed by us to such persons that was evidenced by our now-redeemed debentures;

•	compensation paid by us to our directors and to our "Named Executive Officers" that is disclosable as compensation in our annual meeting proxy statements and is in fact disclosed as such; and

•	compensation paid to any executive officer (other than a Named Executive Officer) if he or she is not an immediate family member of another executive officer or director, such compensation would have been reportable as compensation in this proxy statement if he or she were a Named Executive Officer for the year in question, and the compensation has been approved by our Compensation/Human Resources Committee.

Neither our Board nor its Audit Committee has adopted any written statement of policies and procedures to be applied in reviewing any such related person transactions, other than the provision in the Audit Committee charter described above that defines the types of transactions requiring review and approval. The Audit Committee, however, in reviewing and approving any such related person transaction, would be bound to abide by the standards of loyalty and care established by the Indiana Business Corporation Law for directors of corporations (like the Company) that are incorporated under Indiana law. These standards require that the directors on the Audit Committee, based on the facts then known to them, discharge their duties as members of the Audit Committee in good faith; with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and in a manner that they reasonably believe to be in the best interests of the Company.

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PROPOSAL 2

ADVISORY VOTE ON THE APPROVAL OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with its charter, the Audit Committee of our Board has selected the firm of Crowe Horwath LLP ("Crowe Horwath"), an independent registered public accounting firm, to be the Company's auditors for the fiscal year ending December 31, 2013, and our Board is asking shareholders (on a non-binding advisory basis) to approve that appointment. We are not required to have the shareholders approve the selection of Crowe Horwath as our independent auditor. We nonetheless are doing so because we believe it is a matter of good corporate practice. If the shareholders do not approve the selection, the Audit Committee will reconsider the retention of Crowe Horwath, but ultimately may decide to retain Crowe Horwath as the Company's independent auditor. Even if the selection is approved, the Audit Committee, in its discretion, may change the appointment at any time if it determines that such a change would be in the best interests of the Company and its shareholders.

Before selecting Crowe Horwath, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, including the firm's efficiency, integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with Crowe Horwath in all of these respects. The Company has been advised by Crowe Horwath that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Crowe Horwath served as independent registered public accounting firm for the Company with respect to the audits of the Company's consolidated financial statements and internal control over financial reporting for 2012 and has been engaged by the Company's Audit Committee to serve as independent registered public accounting firm for the Company with respect to the audits of the Company's consolidated financial statements and internal control over financial reporting for 2013. Representatives of Crowe Horwath will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Our Board recommends that shareholders vote "FOR" approval of the appointment of Crowe Horwath as the Company's independent registered public accounting firm for fiscal 2013.

Required Vote of Shareholders

The affirmative vote of a majority of the votes cast by holders of common shares who are present in person or by proxy at a meeting at which a quorum is present is required (on a non-binding advisory basis) to approve the appointment of Crowe Horwath.

Our Board recommends that you vote FOR the proposal to approve Crowe Horwath as the Company's registered independent public accounting firm (Proposal 2 on the proxy card).

SECTION 16(a): BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of the Company's Common Shares to file with the Securities and Exchange Commission reports showing ownership of and changes in ownership of the Company's Common Shares and other equity securities. On the basis of information submitted by the Company's directors and executive officers, the Company believes that its directors and executive officers timely filed all required Section 16(a) filings for fiscal 2012 and (except as disclosed in prior years' proxy statements) for prior years, except for the inadvertent failures of (a) each of Directors Bawel, Ernst, Klem, Forbes, Seger, Ramsey and Voyles to report on a timely basis their stock purchase transactions effected automatically on their behalf on April 15 and on July 15, 2012, pursuant to our direct share purchase plan, (b) each of Directors Bawel, Ernst, Klem, Seger, Ramsey and Voyles to report on a timely basis their stock purchase transactions effected automatically on their behalf on October 15, 2012, pursuant to our direct share purchase plan and (c) Director Mehne to report on a timely basis the exercise of stock options on May 23, 2012.

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SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

A shareholder desiring to submit a proposal for inclusion in the Company's proxy statement for the annual meeting of shareholders to be held in the year 2014 must deliver the proposal so that it is received by the Company no later than December 15, 2013. Proposals should be mailed to the Chairman of the Governance/Nominating Committee of the Board of Directors, in care of the Corporate Secretary, at German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47547-0810, by certified mail, return-receipt requested.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Indiana Business Corporation Law (“IBCL”), the provisions of which govern German American, empowers an Indiana corporation to indemnify present and former directors, officers, employees or agents or any person who may have served at the request of the corporation as a director, officer, employee or agent of another corporation (“Eligible Persons”) against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, (b) if the challenged action was taken other than in the individual’s official capacity as an officer, director, employee or agent, the individual’s conduct was at least not opposed to the corporation’s best interests, or (c) if a criminal proceeding, either the individual had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim including counsel fees, and, unless limited by its Articles of Incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he or she is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation’s Articles of Incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to indemnification in view of all the relevant circumstances without regard to whether his or her actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the IBCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because an Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the board of directors or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the Articles of Incorporation, bylaws, resolution or other authorization adopted, after notice by a majority vote of all the voting shares then issued and outstanding. The IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him or her in any capacity as such, or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify him or her against such liability.

The Restated Bylaws of German American contain provisions pursuant to which the officers and directors of German American are entitled to indemnification as a matter of right against expenses and liabilities incurred by them by reason of their having acted in such capacities if such person has been wholly successful in the defense of such claims or acted in good faith in what he or she reasonably believed to be in or not opposed to the best interests of German American. Such rights are not exclusive of any other rights of indemnification to which such persons may be entitled by contract or a matter of law.

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German American maintains directors’ and officers’ liability insurance, the effect of which is to indemnify the directors and officers of German American and its subsidiaries against certain losses caused by errors, misleading statements, wrongful acts, omissions, neglect or breach of duty by them of any matter claimed against them in their capacities as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling German American pursuant to the foregoing provisions, German American has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

The merger agreement filed as Exhibit 2.1 to this Registration Statement provides for indemnification of the past and present officers and directors of UCBN and its subsidiaries, for acts or omissions occurring at or prior to the completion of the merger, to the same extent as these individuals had rights of indemnification prior to the completion of the merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere or incorporated by reference in the registration statement.

ITEM 22. UNDERTAKINGS.

(b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(g) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jasper, State of Indiana, on August 19, 2013.

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Mark A. Schroeder, Clay W. Ewing, and Bradley M. Rust, with full power of each of them to act alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including pre- and post-effective amendments or any abbreviated registration statement and any amendments filed pursuant to Rule 462(b) increasing the number or amount of securities for which registration is sought), and to sign any and all additional registration statements relating to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

[signatures to this Registration Statement, including this Power of Attorney, on next page]

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Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below in the City of Jasper, State of Indiana, on August 19, 2013.

Name	Capacity	Signature

Mark A. Schroeder	Principal Executive Officer; Director	/s/ Mark A. Schroeder

Bradley M. Rust	Principal Financial and Accounting Officer	/s/ Bradley M. Rust

Douglas A. Bawel	Director	/s/ Douglas A. Bawel

Christina M. Ernst	Director	/s/ Christina M. Ernst

Marc D. Fine	Director	/s/ Marc D. Fine

U. Butch Klem	Director	/s/ U. Butch Klem

J. David Lett	Director	/s/ J. David Lett

Gene C. Mehne	Director	/s/ Gene C. Mehne

Chris A. Ramsey	Director	/s/ Chris A. Ramsey

M. Darren Root	Director	/s/ M. Darren Root

Thomas W. Seger	Director	/s/ Thomas W. Seger

Michael J. Voyles	Director	/s/ Michael J. Voyles

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Index to Exhibits

Number	Description
2.1	Agreement and Plan of Reorganization by and among the Registrant, United Commerce Bancorp, United Commerce Bank, and German American Bancorp, dated July 23, 2013, is included as Annex A to the proxy statement/prospectus included in this registration statement. Certain schedules have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish supplementally a copy of any of any omitted schedule to the SEC upon request from the SEC.
3.1	Restatement of the Articles of Incorporation of the Registrant is incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on 8-K filed July 1, 2011.
3.2	Restated Bylaws of German American Bancorp, Inc., as amended and restated July 27, 2009. The copy of this exhibit filed as Exhibit 3 to the current report on Form 8-K of the Registrant filed July 31, 2009 is incorporated herein by reference.
4.1	Specimen Certificate of the Registrant’s Common Shares is incorporated by reference from Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 20, 2010 and filed October 21, 2010.
4.2	Terms of Common Shares and Preferred Shares of the Registrant (included in Restatement of Articles of Incorporation) are incorporated by reference from Exhibit 3 to the Registrant’s Current Report on 8-K filed May 22, 2006.
4.3	No long-term debt instrument issued by the Registrant exceeds 10% of consolidated total assets or is registered. In accordance with paragraph 4 (iii) of Item 601(b) of Regulation S-K, the Registrant will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.
5.1	Opinion of Mark Barnes Law PC regarding the validity of the securities registered hereunder.
8.1	Opinion of Ice Miller LLP regarding certain tax matters
21.1	Subsidiaries of the Registrant is incorporated by reference from Exhibit 21 to the Registrant’s annual report on Form 10-K for its year ended December 31, 2012.
23.1	Consent of Crowe Horwath LLP
23.3	Consent of Mark Barnes Law PC (included in Exhibit 5.1)
23.4	Consent of Ice Miller LLP (included in Exhibit 8.1)
24.1	Power of Attorney to file future amendments (set forth on the signature page of this Registration Statement).
99.1	Form of United Commerce Bancorp Inc., proxy card
99.2	Consent of Renninger and Associates, LLC
101.1*	The following material from German American Bancorp, Inc.’s Form 10-K for the fiscal year ended December 31, 2012, formatted in XBRL: (i) Balance Sheets, (ii) Statements of Comprehensive Income, (iii) Statement of Changes in Shareholders’ Equity, (iv) Statements of Cash Flows, and (v) the Notes to Financial Statements, and from German American Bancorp, Inc.’s Form 10-Q Report for the quarterly period ended June 30, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income and Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, and (iv) the Notes to Consolidated Financial Statements.

* Furnished herewith, not filed.

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